As filed with the Securities and Exchange Commission on August 24, 2011
Registration No. 333-174455

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 To

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cloudary Corporation
(Exact Name of Registrant as Specified in Its Charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
35 Boxia Road
Pudong New Area
Shanghai 201203
People’s Republic of China
(+86) 21-6187-0500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885, Newark, Delaware 19715
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP 35/F, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Offering Price	Proposed Maximum	Amount of
Title of Each Class of		per Class B	Aggregate	Registration
Securities to be Registered	Amount to be Registered(2)(3)	Common Share(3)	Offering Price(3)	Fee(4)
Class B ordinary shares, par value US$0.01 per share(1)			US$200,000,000	US$23,220

(1)	American depositary shares issuable upon deposit of the Class B ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class B ordinary shares.
(2)	Includes (a) Class B ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (b) Class B ordinary shares represented by American depositary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. These Class B ordinary shares are not being registered for the purposes of sales outside the United States.

(3)	Estimated solely for the purpose of computing the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED          , 2011

American Depositary Shares

Cloudary Corporation
Representing Class B Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, of Cloudary Corporation. We are offering           ADSs. Each ADS represents           Class B ordinary shares, par value US$0.01 per share, of Cloudary Corporation. The ADSs are evidenced by American depositary receipts, or ADRs.

Our share capital consists of Class A and Class B ordinary shares and Series A preference shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class B ordinary share is entitled to one vote per share, and each Class A ordinary share is entitled to ten votes per share and is convertible at any time into one Class B ordinary share. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Shanda Investment Holdings Limited, or Shanda Investment, holds all of our outstanding Class A ordinary shares and Series A preference shares. Immediately following the completion of this offering, Shanda Investment intends to convert all of the Series A preference shares it currently holds into our Class A ordinary shares on a one-for-one basis and will hold     % of the combined total of our outstanding shares (representing     % of the total voting rights) in our company, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. See “Principal Shareholders.” Following such conversion, our share capital will consist of our Class A and Class B ordinary shares and we will be deemed a “controlled company” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. Our multiple-class share structure involves certain risks. See the relevant risk factors on page 28 of this prospectus for a detailed discussion of such risks.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. The ADSs have been approved for listing on the New York Stock Exchange under the symbol “READ.” It is currently estimated that the initial public offering price per ADS will be between US$      and US$     .

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to Cloudary Corporation	US$	US$

To the extent that the underwriters sell more than           ADSs, the underwriters may purchase up to an additional           ADSs from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on or about          , 2011.

Goldman Sachs (Asia) L.L.C.

CICC

Prospectus dated          , 2011.

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission, or the SEC, in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

Until           , 2011 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary may not contain all of the information you should consider before investing in our ADSs. You should carefully read this prospectus, including our consolidated financial statements and related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus, and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, especially the risks of investing in our ADSs, which we discuss under “Risk Factors.” This prospectus contains statistical data extracted from two reports by iResearch Consulting Group, or iResearch, and Beijing Openbook Co., Ltd., or Openbook, each being an independent market research firm, which we commissioned for the purpose of providing information on China’s online literature market and offline publishing market. All references to Openbook in this prospectus refer to the report issued by Openbook dated March 14, 2011. “We,” “us,” “our company,” and “our” refer to Cloudary Corporation, a Cayman Islands company, predecessor entities, subsidiaries and affiliated entities.

Our Mission

Our mission is to enrich people’s lives by empowering them to create, share and enjoy literary content, anytime, anywhere. Our innovative platform — which transforms the creation and consumption of literary content into an interactive process — taps into the creative and entrepreneurial aspiration of millions of Chinese by breaking down the barriers to publishing, enabling their self-published literary works to reach a vast community of readers. We embrace individuals who write, from bestselling authors to first-time authors who are inspired to write after becoming a reader in our online literary community.

Overview

We are the largest online community-driven literary platform in China. Our platform comprises an expanding library of original and copyrighted third-party literary works and a large and highly engaged community of users which can be monetized across multiple media formats and devices. Our platform includes six original literature websites covering a wide array of genres which in the aggregate attracted an average of approximately 69 million monthly unique visitors in the first half of 2011, according to monthly statistical reports issued by iResearch. Since our inception to June 30, 2011, approximately 1.4 million authors had created over 5.4 million literary works on our websites.

Our online Chinese literature community is widely recognized as the leading destination for online literature in China. According to a report issued by iResearch dated March 31, 2011, or the iResearch report, five of our six original literature websites are among the top ten most visited Chinese literature websites, based on the amount of user time spent in 2010. In 2010, we had over 71.5% of China’s online literature market in terms of revenues and 60.6% of the market in terms of user time spent, according to the iResearch report. Our qidian.com is the largest Chinese original literature website, with 43.4% of China’s online literature market in terms of revenues in 2010, according to the iResearch report. We believe our large and highly engaged online community creates a natural network effect that attracts China’s aspiring and established authors, thereby helping to perpetuate its relevance and growth.

We provide a medium for authors to publish literary works that can easily reach a vast audience at a pace and scale that was not possible prior to the Internet age. Our community helps to define our authors, and our authors have long defined us, with imaginative literary work created by authors and by the input of millions of readers. Our readers comment, rate and provide feedback on an author’s work-in-progress, and provide encouragement and support to their favorite authors. Many of our readers are encouraged and inspired to begin writing by ideas shared in our community.

We offer a comprehensive and continually expanding library of original literary works covering a wide array of genres, from fantasy, wuxia (a genre of Chinese fiction concerning the adventures of martial artists and knight errant), science fiction and mystery to romance. The title of one of our fantasy novels published on our website, Dou Po Cang Qiong, was the most searched term on baidu.com during April 2011, ahead of NBA, Taobao, Youku and QQ, according to Baidu Search Ranking. One of our literary works, The Desolation of the Ancient Path at

Yangguan, was selected as reading test material for China’s college entrance exam in 2008. Our online literature library, consisting of literary works generated by our online community, had over 5.4 million titles as of June 30, 2011. In the first half of 2011, an average of 58 million Chinese characters were uploaded daily to this library. In addition, we offered over 84,600 audio book chapters and more than 1,010 electronic magazines on our platform as of June 30, 2011. Further, as of June 30, 2011, more than 270 third-party content providers, including publishers and authors, had agreed to make more than 41,370 copyrighted books available on our platform. Our library is also complemented by our offline publishing business, which in 2010 published two of the top three bestselling literature books in China, according to Openbook.

We currently offer free as well as paid premium content. We generate revenues primarily by charging users for viewing paid content on our websites and using our community tools and through revenue-sharing arrangements with other distribution channel providers, including e-readers and wireless carriers. We license certain content rights to online games companies and television and film studios and also sell advertisements on our websites. We generate revenues from our offline publishing business by selling books through chain and online bookstores and wholesalers.

In the last three years, our business has grown rapidly. In 2008, 2009 and 2010, our net revenues were RMB53.0 million, RMB134.6 million and RMB393.0 million (US$60.8 million), respectively, representing a compound annual growth rate, or CAGR, of 172.3%. We recorded net losses of RMB22.5 million, RMB74.5 million and RMB56.5 million (US$8.6 million) in 2008, 2009 and 2010, respectively. Our net revenues increased to RMB311.4 million (US$48.2 million) in the first half of 2011 from RMB147.4 million in the first half of 2010. Our net loss decreased to RMB14.2 million (US$2.2 million) in the first half of 2011 from RMB22.2 million in the first half of 2010.

Shengting Information Technology (Shanghai) Co., Ltd., or Shengting, our PRC subsidiary, had no accumulated profit as of December 31, 2008, 2009, 2010 and June 30, 2011 and therefore has not been and will not be able to pay dividends to our offshore entities until it satisfies the statutory reserve fund requirements under PRC laws. See “Management’s Discussion and Analysis of Financial Condition and Results and Operations — Holding Company Structure.” Shengting may continue to incur net losses in the future as we continue to invest in the growth of our businesses and therefore may not be able to pay dividends to us, which could limit our ability to pay dividends to our shareholders.

Industry Background

Online Literature

The online literature industry encompasses the creation, distribution and consumption of literary content across multiple media formats and devices. In contrast to the traditional media industry in China, which is either directly owned and operated or controlled through strict governmental regulation at various levels, online literature is a new form of media that provides authors with more autonomy and control over the creation of their literary works. The domestic book publishing eco-system has remained highly fragmented in terms of both production and distribution. The development of online literature in China has been further fueled by trends such as the rapid adoption of Internet and wireless connectivity, rising disposable income, continued migration of consumers online, development of e-commerce infrastructure, the digitization of literary content and supportive governmental policies for the creative industries.

Online literature platforms have transformed the process through which literary content is created, distributed, consumed and monetized.

•	Creation — Online literature platforms enable a large number of individuals to more easily create and publish content for a broad audience. They provide a more efficient and transparent forum for readers and online literature websites to discover and identify talented authors.

•	Distribution — Online literary content can be distributed over the Internet and wireless networks. The proliferation of mobile connected devices, including smartphones, mobile tablets, e-readers and other mobile devices, makes it possible for online literary content to be distributed and accessed virtually anywhere, anytime.

•	Consumption — The interactive characteristics and community functions of online literature platforms make reading and writing a more engaging experience, where an increasing number of users search, read, comment on and share literary works and offer encouragement and support to their favorite authors.

•	Monetization — After more than a decade of development, the online literature industry has developed a monetization model that covers online paid reading, wireless subscription, targeted advertising and copyright licensing to various entertainment industries.

China’s online literature industry is at a turning point and is evolving rapidly as an increasing number of users enjoy and authors create literary content across multiple media formats and internet-enabled devices. According to the iResearch report, China’s original online literature industry grew rapidly in terms of revenues, from RMB100 million in 2008 to RMB300 million in 2010, representing a CAGR of 73.2%. China’s online original literature market is highly concentrated with the industry leader accounting for 71.5% of market share in 2010, according to the iResearch report.

Offline Publication

Offline publication remains the largest segment of the total publishing market in China, predominantly led by the state-owned publishing houses. With approximately 3,000 private publishing companies in China, the private sector is increasingly playing an important role in China’s offline publication market due to its flexible, market-oriented operations. Book retail value (calculated based on the suggested retail price of each book multiplied by sales volume) of the largest five private publishing companies in China grew from RMB1,074 million in 2008 to RMB1,976 million in 2010, representing a CAGR of 35.6%, according to Openbook.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

•	Largest online Chinese literature community;

•	Large and popular original online literary content library;

•	Multiple channels and methods to monetize content;

•	Strong brand recognition; and

•	Experienced management team with complementary skills in literature and online media.

Our Strategies

Our goal is to continue to grow our large online community to drive literary content creation and consumption through our platform. We intend to achieve this goal through the following strategies:

•	Continue to attract, develop and retain promising and established authors and increase the breadth and depth of our content library;

•	Further expand our user base and enhance their experience;

•	Continue to expand and diversify our revenue sources; and

•	Expand internationally.

Risks and Uncertainties

Investing in our ADSs involves a high degree of risk. You should consider carefully the risks and uncertainties summarized below, the risks described under “Risk Factors” beginning on page 13 of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs:

•	Our history of net losses and net operating cash outflows;

•	Our ability to protect the intellectual property of our literary content and to comply with the relevant rights of third parties;

•	Our reliance on authors to provide online and offline literary content;

•	Competition in the online and mobile literature industries in China;

•	Our compliance with a complex set of laws, rules and regulations governing the Internet services and publishing business in China; and

•	Our ability to manage our growth effectively and efficiently.

Corporate Structure and History

Our online literature business was founded by Shanda Interactive Entertainment Limited, or Shanda Interactive, in 2004. In September 2004, Shanda Interactive, through its affiliated PRC entity, Shanghai Shanda Networking Co., Ltd., or Shanda Networking, acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Xuanting, which operates qidian.com, and commenced its online literature business. In 2008, Shanda Interactive acquired a 50% equity interest in Beijing Jinjiang Original Networking Technology Co., Ltd., or Jinjiang, which operates jjwxc.net, and then transferred such interest to Shanda Networking. In April 2008, Shanda Networking acquired a 60% equity interest in Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd., or Hong Xiu, which operates hongxiu.com and xs8.cn. Because foreign ownership of Internet-based businesses is subject to significant restrictions under the PRC laws and regulations, Shanda Interactive operated its online literature business through a series of contractual arrangements among Shanda Computer (Shanghai) Co., Ltd., its wholly owned subsidiary in China, Shanda Networking, its affiliated PRC entity, and Shanda Networking’s shareholders.

In September 2007, Shanda Investment Holdings Limited, or Shanda Investment, which is a wholly owned subsidiary of Shanda Interactive, incorporated a wholly owned subsidiary, Cloudary Holdings Limited (formerly known as Shanda Literature Limited), in Hong Kong. Thereafter, Cloudary Holdings Limited established Shengting in China in May 2008.

In 2008, Shanda Interactive commenced a series of reorganization activities to provide each of its business sectors, including online literature business, with a sharper focus on its respective industry. As part of the reorganization, in October 2008, Shanghai Hongwen Networking Technology Co., Ltd. (formerly known as Shanghai Shengxuan Networking Technology Co., Ltd.), or Shanghai Hongwen, was established by Ms. Dongxu Wang and Mr. Mingfeng Chen, each holding a 50% equity interest. In 2008, Shengting entered into a series of contractual arrangements with Shanghai Hongwen and Shanghai Hongwen’s shareholders through which we gained effective control over the operations of Shanghai Hongwen.

In 2009, Shanda Networking, which previously operated online literature businesses of Shanda Interactive, transferred all its assets and liabilities related to the online literature business to Shanghai Hongwen. In March 2009, Shanda Networking transferred its 100% equity interest in Xuanting to Shanghai Hongwen for RMB100.4 million. In April 2009, Shanda Networking transferred its 50% equity interest in Jinjiang and 60% equity interest in Hong Xiu, respectively, to Shanghai Hongwen.

In April 2009, Cloudary Corporation (formerly known as Shanda Literature Corporation) was incorporated in the Cayman Islands as a direct wholly owned subsidiary of Shanda Interactive. In January 2010, Cloudary Corporation then acquired all the equity interests in Cloudary Holdings Limited from Shanda Investment. As a result, Cloudary Corporation owns all the equity interest in Shengting and conducts our online literature business in China primarily through our consolidated affiliated entity, Shanghai Hongwen, which is a holding company of the PRC subsidiaries.

In August 2010, Shanda Interactive transferred all of its equity interest in Cloudary Corporation to Shanda Investment. As a result, Cloudary Corporation became a direct wholly owned subsidiary of Shanda Investment.

Since June 2009, in an effort to further expand our online and offline businesses, Shanghai Hongwen, our affiliated PRC entity, has acquired or established various entities, including our websites and offline publishing companies. See “Our History and Corporate Structure.”

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of the date of this prospectus.

(1)	Shanghai Hongwen is our consolidated affiliated entity established in China and each of Ms. Dongxu Wang and Mr. Mingfeng Chen owns 50% of the equity interest in Shanghai Hongwen. Ms. Dongxu Wang is an employee of Shanda Interactive and Mr. Mingfeng Chen is an employee of our company.

(2)	We do not consolidate Jinjiang but share in its profit or loss through our 50% equity interest in this entity.

(3)	We do not consolidate Zhejiang Huayun Digital Technology Co., Ltd. as we do not have control over its operations but share in its profit or loss through our 61% equity interest in this entity.

After the completion of this offering, Shanda Investment and public investors will have          % and          % of the total voting power of our shares, respectively, and          % and          % of the economic interest of our shares, respectively. The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

We currently conduct our operations in China through a series of contractual arrangements entered into among Shengting, Shanghai Hongwen, and Shanghai Hongwen’s shareholders, including loan agreements, an exclusive call option agreement, powers of attorney and other agreements through which Shengting exercises effective control over the operations of Shanghai Hongwen and its subsidiaries and receives economic benefits generated from shareholders’ equity interests in this entity. See “Our History and Corporate Structure — Our Corporate Structure.”

As a result of these contractual arrangements and various operational agreements, we are considered the primary beneficiary of Shanghai Hongwen and its subsidiaries, and accordingly, we consolidate the results of operations of Shanghai Hongwen and its subsidiaries in our financial statements.

In the opinion of our PRC legal counsel, Zhong Lun Law Firm, the ownership structure and the contractual arrangements among Shengting, our PRC subsidiary, Shanghai Hongwen and/or its shareholders, comply with, and immediately after this offering, will comply with, current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Zhong Lun Law Firm. See “Risk Factors — Risks Relating to Our Corporate Structure.”

After the completion of this offering, Shanda Investment will have more than 50% of the total voting power of our shares and we will be a “controlled company” within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual, or the NYSE rules. Moreover, Mr. Tianqiao Chen, our chairman, currently also serves as the chairman, chief executive officer and president of Shanda Interactive and a director of Shanda Games Limited and Ku6 Media Co., Ltd., or Ku6, subsidiaries of Shanda Interactive. Ms. Qianqian Luo, our director, currently also serves as a non-executive director of Shanda Interactive.

Corporate Information

Our principal executive offices are located at 35 Boxia Road, Pudong New Area, Shanghai 201203, People’s Republic of China. Our telephone number at this address is +86 (21) 6187-0500. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is http://www.cloudary.com.cn. The information contained on our website does not constitute a part of this prospectus.

THE OFFERING

ADSs offered by us	ADSs

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

Option to purchase additional ADSs	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase an aggregate of additional ADSs.

Ordinary shares	Our ordinary share capital consists of Class A and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall be entitled to ten votes on all matters subject to shareholders’ vote, and each Class B ordinary share shall be entitled to one vote on all matters subject to shareholders’ vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Series A preference shares	Holders of Series A-1 and Series A-2 preference shares, or our Series A preference shares, have the same rights as holders of our ordinary shares, except for the rate of cash dividends. Each Series A preference share is convertible into one Class A ordinary share, subject to anti-dilution adjustments, at any time after the issuance date. Holders of the Series A preference shares are entitled to receive cash dividends at the rate of 2.09% in respect of Series A-1 preference shares and of 2.40% in respect of Series A-2 preference shares per annum prior and in preference to the shareholders of our ordinary shares and to participate pro rata in any dividend paid on our ordinary shares on an as-converted basis. Each Series A preference share is entitled to ten votes per share and shall have full voting rights and powers equal to those of the shareholders of Class A ordinary shares. See “Description of Share Capital — History of Securities Issuances and Transfers — Series A Preference Shares” on page 159 of this prospectus for a detailed discussion of the terms of our Series A preference shares. Immediately following the completion of this offering, Shanda Investment intends to convert all of the Series A preference shares it currently holds into our Class A ordinary shares on a one-for-one basis.

The ADSs	Each ADS represents Class B ordinary shares, par value US$0.01 per share.

The depositary will hold the Class B ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class B ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class B ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary to be cancelled in exchange for Class B ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise the option to purchase additional ADSs in full), comprised of (i) Class A ordinary shares, par value US$0.01 per share, and (ii) Class B ordinary shares, par value US$0.01 per share (or Class B ordinary shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering (after deducting underwriting discounts, commissions and estimated offering expenses payable by us). We anticipate using the net proceeds we receive from this offering to finance our business expansion, including for the purpose of content acquisitions, and sales and marketing initiatives, to prepay all of our outstanding long-term borrowings from Shanda Interactive and its affiliates as of June 30, 2011 in the amount of RMB435,713,466 and to fund working capital as well as for other general corporate purposes, including financing potential strategic acquisitions and investments. See “Use of Proceeds” for more information.

Listing	The ADSs have been approved for listing on the New York Stock Exchange, or the NYSE.

Proposed NYSE symbol	READ

Depositary	JPMorgan Chase Bank, N.A.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Lock-up	We, our directors and executive officers, and our existing shareholder have agreed with the underwriters for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of any of our ADSs or shares or securities convertible into or exercisable or exchangeable for our ADSs or shares. Furthermore, all of our directors, executive officers and existing shareholder are restricted by our agreement with the depositary from depositing ordinary shares in our ADS program or having new ADSs issued during the same period. See “Underwriting” for more information.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs, to our directors, officers, employees, business associates and related persons through a directed share program.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on or about , 2011. They will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected through, records maintained by DTC and its direct and indirect participants.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of shares that will be outstanding immediately after this offering:

•	is based upon ordinary shares (including outstanding Class A ordinary shares and Class B ordinary shares issued in this offering) and 11,313,150 Series A preference shares (including 3,916,393 Series A-1 preference shares and 7,396,757 Series A-2 preference shares) outstanding as of the date of this prospectus, which will be converted into our Class A ordinary shares on a one-for-one basis immediately after this offering;

•	assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs;

•	excludes 20,329,350 Class B ordinary shares issuable upon the exercise of stock options issued under our 2010 Equity Compensation Plan that are outstanding as of the date of this prospectus, at a weighted average exercise price of US$1.8 per share; and

•	excludes 5,170,650 Class B ordinary shares reserved for future issuances under our 2010 Equity Compensation Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the periods and as of the dates indicated are qualified in their entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The summary consolidated statements of operations data and summary consolidated cash flow data presented below for the fiscal years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data and summary consolidated statements of cash flow data presented below for the six months ended June 30, 2010 and 2011 and the summary consolidated balance sheet data as of June 30, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2008 has been derived from our unaudited condensed consolidated financial statements which are not included in this prospectus.

We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

We have not included financial information for the years ended December 31, 2006 and 2007 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Our historical results are not necessarily indicative of our results to be expected for any future period.

Consolidated Statements of Operations Data:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net revenues:
Online business	52,976	98,629	207,543	32,110	80,423	184,705	28,577

Offline business	—	35,922	185,471	28,695	66,972	126,727	19,606

Total net revenues	52,976	134,551	393,014	60,805	147,395	311,432	48,183

Cost of revenues:
Online business	(46,816)	(85,459)	(171,616)	(26,552)	(68,550)	(118,847)	(18,387)

Offline business	—	(22,533)	(156,523)	(24,216)	(52,799)	(103,286)	(15,980)

Total cost of revenues	(46,816)	(107,992)	(328,139)	(50,768)	(121,349)	(222,133)	(34,367)

Gross profit	6,160	26,559	64,875	10,037	26,046	89,299	13,816

Operating expenses:
Product development	(467)	(2,588)	(6,024)	(932)	(1,871)	(4,619)	(715)
Sales and marketing	(20,045)	(72,083)	(69,765)	(10,793)	(29,493)	(48,383)	(7,485)
General and administrative	(10,612)	(28,679)	(62,169)	(9,618)	(26,300)	(48,865)	(7,560)
Total operating expenses	(31,124)	(103,350)	(137,958)	(21,343)	(57,664)	(101,867)	(15,760)

Gain on bargain purchase	—	—	7,398	1,144	6,500	—	—

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Loss from operations	(24,964)	(76,791)	(65,685)	(10,162)	(25,118)	(12,568)	(1,944)
Interest income	2,172	870	1,805	279	534	2,090	323
Interest expense to related parties	—	—	(3,155)	(488)	(865)	(2,286)	(354)
Other income (expenses), net	636	(324)	2,223	344	599	137	21

Loss before income tax benefit and equity in earning (loss) of affiliated company	(22,156)	(76,245)	(64,812)	(10,027)	(24,850)	(12,627)	(1,954)
Income tax benefit (expense)	(253)	1,157	5,485	848	1,450	(3,706)	(573)
Equity in earning (loss) of affiliated company	(95)	585	2,849	441	1,232	2,148	332

Net loss	(22,504)	(74,503)	(56,478)	(8,738)	(22,168)	(14,185)	(2,195)

Net loss attributable to non-controlling interests	398	1,078	11,684	1,808	3,270	5,987	926

Net income attributable to redeemable non-controlling interests	—	—	(77)	(12)	(21)	(1,165)	(180)

Net loss attributable to Cloudary Corporation	(22,106)	(73,425)	(44,871)	(6,942)	(18,919)	(9,363)	(1,449)

Series A preference shares redemption value accretion	—	—	(510)	(79)	—	(3,342)	(517)

Net loss attributable to Cloudary Corporation’s ordinary shareholder	(22,106)	(73,425)	(45,381)	(7,021)	(18,919)	(12,705)	(1,966)

Net loss per share attributable to Cloudary Corporation’s ordinary shareholder
Basic and diluted	(0.09)	(0.29)	(0.18)	(0.03)	(0.08)	(0.05)	(0.01)

Weighted average ordinary shares used in per share calculation
Basic and diluted	250,000,000	250,000,000	250,000,000		250,000,000	250,000,000

Pro forma basic and diluted income/(loss) per share attributable to Cloudary Corporation’s ordinary shareholders (unaudited)(1)			[ ]	[ ]		[ ]	[ ]

Pro forma weighted average ordinary shares used in per share calculations (unaudited)(1) — Basic and diluted			[ ]			[ ]

Consolidated Balance Sheets Data:

	As of December 31,				As of June 30,		As of June 30,
	2008	2009	2010		2011		2011
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)						Pro forma	Pro forma(2)

Total current assets	111,753	228,924	493,083	76,287	496,461	76,810	496,461	76,810
Total assets	140,234	331,332	813,936	125,928	835,332	129,238	835,332	129,238
Total current liabilities	174,478	82,934	201,866	31,232	237,327	36,718	237,327	36,718
Total liabilities	175,807	389,426	665,654	102,987	698,651	108,092	698,651	108,092
Redeemable convertible preferred shares	—	—	149,574	23,141	148,815	23,024	—	—
Redeemable non-controlling interests	—	—	25,296	3,914	26,747	4,138	26,747	4,138
Total Cloudary Corporation shareholder’s deficit	(37,390)	(90,029)	(116,409)	(18,010)	(123,696)	(19,138)	25,119	3,886
Non-controlling interests	1,817	31,935	89,821	13,897	84,815	13,122	84,815	13,122
Total shareholder’s deficit	(35,573)	(58,094)	(26,588)	(4,114)	(38,881)	(6,016)	109,934	17,008

Total liabilities and shareholder’s deficit	140,234	331,332	813,936	125,928	835,332	129,238	835,332	129,238

(1)	For a description of the pro forma adjustments used to calculate pro forma loss per share for the year ended December 31, 2010, see “Note 27 — Unaudited Pro Forma Loss Per Share for Conversion of Series A Preferred Shares and Prepayment of Long-Term Borrowings” to our consolidated financial statements included elsewhere in this prospectus.

For a description of the pro forma adjustments used to calculate pro forma loss per share for the six months ended June 30, 2011, see “Note 21 — Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Series A Preferred Shares and Prepayment of Long-Term Borrowings” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)	Pro forma basis reflects the conversion of all outstanding Series A preference shares on a one-for-one basis into an aggregate of 11,313,150 Class A ordinary shares immediately following the completion of this offering.

Consolidated Statements of Cash Flow Data:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash used in operating activities	(5,220)	(75,500)	(99,795)	(15,440)	(98,393)	(86,519)	(13,386)
Net cash used in investing activities	(28,303)	(118,494)	(45,449)	(7,032)	(18,389)	(21,907)	(3,389)
Net cash provided by financing activities	—	300,000	305,641	47,287	202,774	980	152
Effect of exchange rate changes on cash	6	(6)	(2,149)	(332)	445	143	21
Net increase/(decrease) in cash and cash equivalents	(33,517)	106,000	158,248	24,483	86,437	(107,303)	(16,602)
Cash and cash equivalents at the beginning of year	68,875	35,358	141,358	21,870	141,358	299,606	46,354
Cash and cash equivalents at the end of year	35,358	141,358	299,606	46,354	227,795	192,303	29,752

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our ADSs. If any of the following risks actually occur, they may materially harm our business, financial condition, results of operations and prospects. In this event, the market price of our ADSs could decline, and you could lose some or all of your investment.

Risks Related to Our Business

We incurred net losses and net operating cash outflows in 2008, 2009, 2010 and the six months ended June 30, 2011 and may continue to incur losses and cash outflows in the future.

We incurred net losses in 2008, 2009, 2010 and the six months ended June 30, 2011, primarily due to copyright licensing cost, head-count related expenses and sales and marketing expenses required to ramp up our operations in the early stages of the development of our business. We also incurred net operating cash outflows in 2008, 2009, 2010 and the six months ended June 30, 2011, primarily due to our net losses during the same periods and increases in inventory in connection with the commencement of our offline publishing business or the increase in account receivables from third-party wireless carriers. See “— Our business, financial condition, results of operations and cash flows may be materially and adversely affected if we are unable to efficiently manage our inventory and other risks with respect to our offline publishing business.” Our ability to achieve profitability is affected by various factors, some of which are beyond our control. In addition, we expect our future revenues and profitability to also depend partly on the continued popularity and growth of the online and mobile literature industries in China. User attention and spending on online and electronic literary content may not continue to increase or may not continue to increase at the rates that they have in the past.

We may also incur cash obligations that affect our net liquidity position and cause us to incur further net cash outflows. For instance, under two acquisitions we made in 2010, we may be required to purchase the remaining equity holdings from the selling shareholders if we fail to complete this offering within an agreed-upon time period or fail to reach agreement on other terms. In addition, some of the acquisition agreements contain a general provision which calls for the parties, prior to or in the event of our initial public offering, to engage in good faith discussions and enter into new agreements under which the original shareholders can exchange their remaining interests in the acquired entities for our shares or options to acquire our shares. In the event we reach agreement with any of the original shareholders to acquire his remaining interest in cash, we may incur additional cash obligations that could affect our net liquidity position. See “—We may be subject to potential disputes on certain provisions of the agreements we entered into to acquire some of our online or offline businesses, which could have a material adverse effect on our financial condition and results of operations.” We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

Our profitability depends significantly on our ability to control the copyright licensing cost relating to our online business.

We derived approximately 85.1%, 53.8%, 46.2% and 52.6% of net revenues from monetizing our proprietary literary content including payment from online paid users, wireless services and copyright licensing, in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively. Copyright licensing cost relating to our online business has historically accounted for the largest portion of our cost of revenues. In 2008, 2009, 2010 and the six months ended June 30, 2011, copyright licensing cost relating to our online business constituted approximately 75.9%, 54.9%, 37.4% and 48.9%, respectively, of our total cost of revenues. Due to the improving monetization prospects of original literary content, there is increasing competition for popular literary content. In addition, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such, they may demand higher licensing fees for such content. As a result, we expect our copyright licensing cost to increase on an absolute basis as we expand our literary content library. If we cannot successfully offset our increased copyright licensing cost with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued spending in acquiring new literary content.

The online and mobile literature industries in China and user acceptance of our literary content may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the online and mobile literature industries in China. Our platform includes six original literature websites and also connects with third-party content providers and content distribution channels. The online and mobile literature industries have experienced substantial growth in recent years both in terms of users and content. We cannot assure you, however, that the online and mobile literature industries will continue to grow as rapidly as they have in the past. With the development of technology, new forms of business models may emerge and render online literature websites and mobile literature services less attractive to users. Growth of the online and mobile literature industries is affected by numerous factors, such as users’ general online or wireless literature experience, technological innovations, development of Internet and digital media-based services, regulatory changes, especially regulations affecting copyrights, Internet and digital media-based services, and the macroeconomic environment. In particular, because our online literature business is transforming traditional content creation models and is therefore not easily understood by casual observers, our business and reputation may be vulnerable to poor perception. For example, perception that the quality of our online content may not be the same as or better than that of other published Internet content, even if baseless, can damage our reputation. Also, any negative media publicity about online or mobile literature industries or security problems of other online literature websites in China may materially and adversely affect user perception of the online and mobile literature industries, which could harm our ability to attract and retain users, advertisers and authors.

In addition, although the use of personal computers and mobile phones in China has increased significantly in recent years, their penetration rates are still much lower than those in the United States. If Internet and wireless connectivity in China and in particular, the online and mobile literature industries in China do not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

Our online and mobile literature businesses depend heavily on the market recognition and reputation of our brands, and any harm to our brands or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition and reputation of our brands such as qidian.com, rongshuxia.com, hongxiu.com and “Cloudary” have significantly contributed to the success of our online and mobile literature businesses. Maintaining and enhancing the recognition and reputation of our brands are critical to our success and ability to compete. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed, such as:

•	our ability to maintain a convenient and reliable user experience as user preferences evolve and as we expand into new service categories and new business lines;

•	our ability to increase brand awareness among existing and potential authors and advertisers through various means of marketing and promotional activities;

•	our ability to adopt new technologies or adapt our websites and our systems to user requirements or emerging industry standards; and

•	our ability to effectively control the quality of third-party merchants, including telecommunication operators, and to monitor service performance of such third parties as we continue to attract new authors and to integrate literary content sourcing and distribution channels through our platform.

If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our websites, our results of operations may be materially and adversely affected.

Our prospects and financial results may be adversely affected if we fail to attract, identify and retain authors who generate popular literary content on a scale sufficient to grow our business.

We rely primarily on authors for the literary content that drives the online traffic and transactions originated from our content. We may not be able to attract, identify and retain promising authors to generate popular literary content on a scale sufficient to grow our business. Our competitors may offer our authors more favorable terms that we are unable to match. Our authors, especially bestselling authors, may ask for more favorable terms or higher prices for licensing or transferring the proprietary rights of their literary works to us. As membership of our websites is free and registered users can publish their works without vetting by editors, we cannot guarantee that the content created by our authors will be of sufficient quality to attract users to our platform. Although most of our authors agree to create literary content exclusively for us for a certain period of time, we cannot control their productivity or the quality of their works produced within the contract term. We cannot be certain that the online authors will continue to prefer to publish their literary works on our websites, as opposed to in print form. In the event that our authors decrease their production of literary content, we are unable to attract or retain qualified authors or the quality of such contributions is not sufficiently attractive to our readers or to drive traffic to our platform, we may incur substantial costs to procure suitable replacement content, which could have a negative impact on our business, revenues, financial condition and results of operations.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business and competitive position.

Intellectual property is crucial to our competitiveness and success. We generate revenues from users’ purchase of our premium content or from licensing such content to online game companies, television and film studios or other content users. Unauthorized use of our premium literary content may adversely affect our business and reputation. In particular, piracy is a long-standing problem in China, which is evident from pirated books being sold on the street as well as from search results on online search engines. Many websites in China attract user traffic by making pirated content available for free and derive advertising revenues from such pirated content. Online literary piracy, facilitated by Internet search engines, undermines the paid reading model and has been the primary impediment to the greater development of China’s online literature industry. In addition, although our content agreements with authors typically require them to provide us with the exclusive rights to the content they provide for our websites, we cannot assure you that our authors will not post their literary works on other websites in violation of their agreements with us. Moreover, although our authors are obligated to indemnify us for any losses resulting from violations of their obligations, we cannot assure you that we will be able to recover such losses from them.

We rely on a combination of copyright, trademark, trade secret and other intellectual property laws, as well as non-competition, confidentiality and license agreements with our employees, authors, users, business partners or others to protect our intellectual property rights and to meet the obligations we owe to third parties from whom we license intellectual property rights. Nevertheless, these afford only limited protection and it can be difficult and expensive to police unauthorized use of intellectual property that we own or license. We have taken, and will continue to take, a variety of actions to combat piracy. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may materially and adversely affect our business.

Intellectual property rights historically have not been enforced in the PRC as vigorously as in the United States, and intellectual property theft is a serious risk for companies operating in the PRC. Moreover, we may enforce our intellectual property rights through litigation, which could result in substantial costs, divert the attention and resources of our management personnel and disrupt our business. The validity and scope of any claims relating to our copyrights or other intellectual property may involve complex legal and factual questions and analyses and, as a result, the outcome may be highly uncertain. In addition, there is no guarantee that we will be able to detect unauthorized use of our intellectual property and stop such use through litigation. Failure to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations as well as severely harm our competitive position.

We and our authors may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us or our authors, may materially disrupt our business.

We may be exposed to intellectual property rights infringement or misappropriation claims by third parties relating to the literary content posted on our websites or published through our offline business. We may also be subject to litigation involving claims of copyright infringement or violation of other intellectual property rights of third parties. In particular, some literary works posted on certain of our literature websites prior to our acquisition of such websites may infringe the copyrights or other intellectual property rights of third parties. Although we have removed such literary works from such websites, we cannot assure you that there will not be any intellectual property rights infringement or misappropriation claims by any third parties in the future. In addition, our authors could post content to our websites that violates other’s intellectual property rights, including third-party contractual rights such as situations where, without our knowledge, an author has signed an agreement to provide content to another website but posts such material on our websites. Although we require our authors to represent that they have the right to their content before posting it on our websites and require authors with whom we sign content agreements to indemnify us against any violations of their contractual obligations with us, we cannot assure you that intellectual property right infringements or misappropriation claims resulting from our authors’ violations of their contractual obligations to us will not occur. Moreover, despite indemnification arrangements with our authors, they may not have the financial resources to fulfill their indemnity obligations to us under any such infringement or misappropriation claim.

Defense against any of these or other claims would be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, pay ongoing royalties, or subject us to injunctions prohibiting the distribution and marketing of the relevant literary content. To the extent that licenses are not available to us on commercially reasonable terms or at all, we may be required to expend considerable time and resources sourcing alternative content, if any, or we may be forced to delay or suspend the sale and distribution of the relevant literary content. We may incur substantial expenses and require significant attention of management in defending against these third-party infringement claims, regardless of their merit. Protracted litigation could also result in our users or potential users deferring, reducing or cancelling their purchase or subscription of our literary content. In addition, we could face disruptions to our business operations as well as damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are dependent upon the cooperation agreements with China Mobile for a significant portion of our revenues.

A significant portion of our revenues is derived from our revenue-sharing arrangements with China Mobile, pursuant to which we provide content to the central reading station of China Mobile and receive a percentage of the fees paid by China Mobile’s users. In 2010 and the six months ended June 30, 2011, we derived approximately 15.0% and 22.7%, respectively, of our net revenues from revenue-sharing arrangements with China Mobile with respect to our wireless services. Our agreements with China Mobile typically have a term of one or two years. There can be no assurance that our agreements with China Mobile will be extended or renewed after their respective expiration or that we will be able to extend or renew such agreements on terms and conditions favorable to us. If China Mobile breaches its obligations under any of these agreements or refuses to extend or renew it when the term expires, we may lose all or a portion of the user base of China Mobile’s wireless network. Any termination or deterioration of our relationship with China Mobile, and any extension or renewal after the respective initial term of these agreements on terms and conditions less favorable to us would have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely on the billing statements provided by China Mobile in order to recognize a substantial portion of our net revenues from wireless services. We may not be able to recognize revenue from wireless services generated through the revenue-sharing arrangements with China Mobile in the period in which the services are performed if we do not receive the billing statements from China Mobile prior to the date of issuance of our financial statements. Due to the delays in receiving such billing statements, our revenues may fluctuate between periods and may not reflect the actual performance of our services.

We may be subject to potential disputes on certain provisions of the agreements we entered into to acquire some of our online or offline businesses, which could have a material adverse effect on our financial condition and results of operations.

We have acquired from third parties all of our websites, except yzsc.com.cn, and two of our three offline publishing companies. We entered into acquisition agreements with the original shareholders of these websites or businesses. Some of the acquisition agreements, including the agreements to acquire rongshuxia.com, xxsy.net, readnovel.com, tingbook.com and zubunet.com as well as two of our offline businesses Huawen and Zhongzhi, contain a general provision which calls for the parties, prior to or in the event of our initial public offering, to engage in good faith discussions and enter into new agreements under which the original shareholders can exchange their remaining interests in the acquired entities for our shares or options to acquire our shares. At the time these transactions were entered into, these provisions were intended to provide liquidity for the original shareholders with respect to their remaining interests in such websites or businesses in the event our shares become publicly listed. Because these provisions cannot be implemented without further details to be discussed and agreed upon by the parties, we are in the process of negotiating with these shareholders in order to allow them to exit in the future, either through the issuance of additional shares in exchange for their remaining interests or the cash purchase of their remaining interests. However, there is no assurance that we will be able to reach agreement with all of the relevant original shareholders in a timely manner or on commercially reasonable terms or at all. For example, the non-controlling shareholder of rongshuxia.com, which contributed 0.01% of our net revenues in 2010, recently notified us through her legal counsel that she may take legal action against us if we fail to resolve the share swap issue promptly. She alleged that we had breached the relevant acquisition agreement by failing to obtain her prior consent prior to making preparations for an initial public offering which indirectly includes our 51% interest in rongshuxia.com without swapping her 49% to the Cayman listing vehicle. As we believe that she consented to this offering in a letter dated April 10, 2011 and because of her failure to fulfill preconditions to the share swap arrangement under the acquisition agreement, we believe these claims are without merit. However, following the receipt of this letter, we initiated discussions with such shareholder’s counsel and intend to engage in further discussions with them to resolve the issue promptly. To the extent that we are not able to reach agreement or otherwise resolve the issue in a timely manner, we may face claims, disputes, litigations or other proceedings initiated by such shareholders against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. In addition, as certain of the original shareholders remain the key employees of some of these entities including those who operate xxsy.net, tingbook.com and zubunet.com as well as two of our offline businesses, Huawen and Zhongzhi, failure to reach agreement with them could severely disrupt the business operations and financial performance of these entities. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

In the event we reach agreement with any of the original shareholders, we may need to issue additional shares or pay cash to such shareholders in order to acquire their remaining interests, which will have dilutive impact to our existing shareholders or affect our net liquidity position. In addition, we believe, based on the advice of our PRC counsel, Zhong Lun Law Firm, the issuance of additional shares pursuant to the new agreements, if any, will not result in non-compliance with the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, because the M&A Rules do not specifically address such situation. Despite that, we and our PRC counsel cannot assure you that the relevant PRC regulatory authorities will not take a contrary view due to the lack of clear guidance on this point. If any PRC regulatory authority determines that the share swap arrangement we enter into is in violation of the M&A Rules, the share swap may not be completed and we may be subject to fines or penalties. See “Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our corporate reorganization in 2008 and this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs, and also create uncertainties for this offering.”

We generate revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our websites or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate revenues from online advertising. Online advertising contributed to 5.6%, 14.7%, 5.4% and 4.9% of our net revenues in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively. We retain existing advertisers and attract new advertisers by maximizing return on their investment. Our large user traffic and desirable user demographic characteristics provide advertisers with a broad reach and optimal monetization results. However, we cannot assure you that we will continue to maintain a high retention rate of our online advertisers in the future or attract new advertisers continuously. If our advertisers determine that their expenditures on online literature websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines and reduce or discontinue business with us. Failure to retain existing advertisers or attract new advertisers to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

We currently sell our advertising services primarily through third-party advertising agencies. We engage third-party advertising agencies for sales to, and collection of payment from, some of the advertisers. We typically enter into advertising agreements with various advertising agencies which have good relationships and maintain longer periods of cooperation with the brand advertisers they represent. We pay such agents commissions, typically in the form of rebates, based on the volume of business they bring to us. If we fail to retain and enhance our business relationships with advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, there has been some consolidation in China’s online advertising market. If this trend continues, a small number of large advertising agencies may be in a position to demand higher commissions for advertising agency services, which could reduce our gross margin.

The financial soundness of our advertisers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectability of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

Our business, financial condition, results of operations and cash flows may be materially and adversely affected if we are unable to efficiently manage our inventory and other risks with respect to our offline publishing business.

We must anticipate the marketability of our offline publications before selling them to readers. Due to the sales model that is generally adopted in the publishing business in China, we face risks associated with having a relatively long selling and collection cycle for our offline publications that requires us to make significant resource commitments prior to realizing revenues. Under the agreements we typically enter into with chain and online bookstores and wholesalers, we are required to deliver our books with no or limited upfront payments from the bookstores and wholesalers. We deliver the books substantially on consignment basis and only receive payments from the bookstores and wholesalers based on sales orders confirmed by both parties. Therefore, our selling and collection cycle, which generally ranges from three to eight months depending on the internal management of the bookstores or wholesalers, is subject to many risks and delays over which we have little or no control, including readers’ preferences and the creditworthiness of the bookstores or wholesalers. In addition, under this business model, we also incur increased inventory risks if the bookstores and wholesalers are unable to sell our books in a timely manner or return unsold publications to us. If we are unable to correctly predict demand for our books, we will be responsible for covering the cost of the books that we are unable to sell, and our financial condition, results of operations and cash flows would be adversely affected.

Our online business is highly regulated in China. The lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our online business is subject to governmental supervision and regulations by the relevant PRC regulatory authorities including the State Council, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, the Ministry of Culture, or the MOC, the General Administration of Press and Publications, or the GAPP, the State Administration of Radio, Film and Television, or the SARFT, the State Internet Information Office and other relevant government authorities. These government authorities together promulgate and enforce laws and regulations that cover many aspects of telecommunications and Internet information services and the publishing industry, including entering into the telecommunications or publishing industry, the scope of permitted business activities, and licenses and permits for various business activities and foreign investment. For example, each of our websites is required to obtain a license for operating Internet information services as an Internet Content Provider, or an ICP, from the MIIT or its provincial branches. See “Regulation — Regulation of Telecommunication and Internet Information Services.” We are also required to obtain an Internet transmission audio-visual program license from the SARFT for our online audio literature business that we operate through tingbook.com. See “Regulation — Regulation of Online Transmission of Audiovisual Programs.” We are in the process of applying for (i) the ICP licenses for five websites that are operated by us, and (ii) the Internet transmission audio-visual program license for tingbook.com. In addition, ICPs which engage in online cultural activities, including dissemination, publishing and broadcasting of online cultural content (such as audiovisual products and games), may be required to obtain a permit from the provincial branches of the Ministry of Culture. We cannot assure you that we will be able to obtain such licenses or permits in a timely manner or at all. If we fail to obtain such licenses or permits for the forgoing websites or other competent PRC regulatory authorities consider that we are operating the relevant businesses in an illegal manner, we may be ordered to shut down the relevant websites or cease the relevant services. We may also be liable for fines or a penalty of confiscating illegal gains.

Furthermore, under current regulations issued by the GAPP and the MIIT, we are required to obtain an Internet publishing license from the GAPP in order for us to operate any Internet-related publication business, including our online literary content creation, distribution, licensing and publishing activities. See “Regulation — Regulation of Internet Publication.” We obtained an Internet publishing license in 2008 for the Internet and mobile literature publishing activities of qidian.com, which contributed 75.6% of our net online revenues in 2010. We are in the process of (i) applying for the requisite Internet publishing license for all of our other websites, and (ii) amending or obtaining the Internet publishing license for qidian.com to cover its web-based game business. We believe that there are no legal obstacles preventing us from amending and/or obtaining such licenses if we abide by all the conditions and procedures provided in the relevant PRC laws and regulations. Under relevant PRC laws and regulations, a decision on the application for an Internet publishing license is made within 60 days of the competent authorities receiving the complete application. However, the approval process may significantly differ or take longer in practice, and due to the lack of any public and detailed interpretations and implementations of the conditions and procedures by the relevant PRC regulatory authorities, we cannot assure you that we will be able to obtain the Internet publishing licenses in a timely manner or at all. If the GAPP and other competent PRC regulatory authorities consider that we were operating without proper license or approval, they may, among other things, levy fines, confiscate our income, revoke our businesses and require us to discontinue our business or impose restrictions on the affected portion of our business.

We also engage in online advertising businesses. We currently are not required to obtain the advertisement permit to operate our advertising business, but need to include advertising services in the business scope specified in our business licenses, based on our oral consultation with the State Administration for Industry and Commerce, or the SAIC, and its relevant local branches. We are in the process of amending our business licenses to include advertising business. However, we cannot assure you that we can complete such process in a timely manner or at all, or will not be required to obtain the advertisement permit in the future and will succeed in obtaining such permit when required.

In addition, the PRC government may promulgate new laws and regulations that require additional licenses or imposes additional restrictions on the operation of any part of our business. Any of these actions may have a material and adverse effect on our results of operations.

We rely on the publishing licenses of third-party publishers for our offline publications. If such third-party publishers cease to cooperate with us on commercially acceptable terms or at all, or if the PRC regulatory authorities find such cooperation arrangements to be in violation of PRC laws and regulations governing the publishing industry, our offline business will be materially and adversely affected.

Under relevant PRC laws and regulations, only entities with a valid publishing license granted by the GAPP are permitted to publish books or other publications in printed form in China. The GAPP ensures compliance with such laws and regulations through granting International Standard Book Numbers, or ISBNs, which are necessary for printing books in China, exclusively to those publishers that own publishing licenses. Such publishers are not allowed to sell or otherwise transfer their ISBNs to any third parties. Although we hold permits for marketing and distributing publications, we do not have a publishing license. Therefore, we have contracted with several qualified state-owned publishers to assist us in this aspect of the publishing process. Under these agreements, the state-owned publishers are responsible for reviewing, editing and applying for the necessary ISBNs for, and publishing, the books or other literary content submitted by us. If any of such publishers cease to cooperate with us on commercially acceptable terms or at all and we are not able to find a suitable alternative partner in a timely manner, we may lose significant business and our offline operations will be materially and adversely affected. Our reliance on the cooperation arrangements with the state-owned publishers also subjects us to the internal management and financial condition of such publishers. Due to the uncertainties in the interpretation and enforcement of PRC laws and regulations, we cannot assure you that the PRC regulatory authorities will not find such cooperation arrangements to be in violation of PRC laws and regulations governing the offline publishing industry. To the extent the PRC regulatory authorities find the cooperation arrangements with the state-owned publishers illegal, we may be required to suspend or cease our current offline business or may be subject to other penalties such as fines, which could amount to five to ten times the illegal gain. As a result, our revenues, business and results of operations would be materially and adversely affected.

We operate in a highly competitive market, and our competitors may have various advantages, including the ability to draw upon a greater depth and breadth of resources than those available to us. Our failure to compete successfully in the market could have a material adverse effect on our business, financial condition and results of operations.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to provide platform services for literary content creation, consumption and distribution. Our online business competes primarily with other online literature websites in China, such as zongheng.com, 17k.com and zhulang.com. We also compete with Internet portals that offer literary content, such as sina.com, sohu.com and qq.com. We compete with these companies for content, readers, authors, advertisers and distribution channels. We compete primarily on the basis of the breadth and depth of literary content offered, and services provided to authors, readers, advertisers and distribution channels. In offline publishing, we compete mainly with private publishing companies in China, such as Beijing Motie Book Co., Ltd., Thinkingdom Media Group Ltd. and Beijing Booky Publishing Inc. We compete with these companies for authors, readers and sales channels. As we further develop our platform, we compete with other digital content aggregators for content and distribution channels. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online, digital or offline distribution rights for popular literary content, attracting authors with more favorable contractual terms, conducting brand promotions and other marketing activities, adopting more aggressive pricing or inventory availability policies and making acquisitions. For example, some of our competitors have in the past offered aggressive compensation and contract terms to attract our contracted authors in order to expand their market shares. Such competition may significantly increase the market price for literary content, cause us to lose our existing or potential authors and therefore materially and adversely affect our business, financial condition and results of operations.

We may not be able to compete effectively against our competitors in all respects. In addition, certain online literature websites, digital content providers or offline publishers may continue to offer pirated content for free or at lower prices. As a result, readers may be diverted away from our platform. Further, as the online and mobile literature industries in China are constantly evolving, our current or future online and mobile literature competitors may compete more successfully as the industry matures. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other strategic or commercial relationships with larger, more established and better financed companies and therefore obtain significantly greater financial, marketing and licensing and development resources than we do. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive literary content or comparable literary content at lower cost, our users and market share may decrease, which may have a material adverse effect on our business, financial condition and results of operations.

Literary and other content displayed on our websites or published by us may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

The PRC government has adopted laws and regulations governing the publishing industry, Internet access and distribution of literary content and other information over the Internet. See “— Risks Related to Doing Business in China — Our business may be adversely affected by regulations and censorship of literary and other content distributed over the Internet or through our offline business in China.” In the event that the PRC regulatory authorities find the literary content on our websites or published by us objectionable or otherwise in violation of PRC laws or regulations, and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected.

Our users can upload to any of our websites any type of literary content including self-created and third-party-produced content and can upload certain graphical files for limited purposes, such as updating user biographies. We require our users to confirm before each upload that the content to be uploaded is in compliance with PRC laws and regulations and does not infringe other parties’ legal rights, including copyrights, and to indemnify us against all damages arising from third-party claims against us resulting from such uploaded or linked content. However, we have limited control over the content uploaded by our users and as most of our users are individuals, they may not be able to fully indemnify us for all damages, including regulatory penalties or third-party claims, caused by the content they uploaded. Although we have adopted internal procedures to monitor the content displayed on our websites, we may not be able to identify all the literary or other content that may violate relevant laws and regulations due to the large amount of literary or other content uploaded by our users everyday. See “Business — Technology, Infrastructure and Internal Operations — Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our websites may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. For a detailed discussion, see “Regulation — Regulation of Content, Information Security and Censorship.”

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the advertising content provided in our virtual advertising space; we may also be penalized by the governmental authority for such content.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites to ensure that such content is true, accurate and in full compliance with applicable PRC laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent PRC regulatory authorities. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for a fake pharmaceutical product, PRC regulatory authorities may force us to terminate our advertising operation or even revoke our business licenses.

A majority of the advertisements shown on our websites are provided to us by advertising agencies on behalf of advertisers. While significant effort has been made to ensure that the advertisements shown on our websites are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the PRC advertising laws and regulations or does not otherwise contain objectionable content in violation of other relevant PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may incur additional costs in order to comply with third-party rights or PRC laws and regulations governing the publishing industry, Internet access and the distribution of literary, advertising and other content over the Internet, which may materially and adversely affect our business, financial condition and results of operations.

We have adopted internal procedures to ensure that no prohibited or pirated literary, advertising and other content is displayed on our websites or included in our content library. All user-posted content or comments are first screened by our proprietary filtering systems and content containing prohibited words or images is then manually screened and removed. In addition to our professional editors, we also have a separate team dedicated to screening and monitoring the content uploaded to the websites and removing any inappropriate or allegedly infringing content. We provide training to these employees and supervise their work. If we find a user has violated the user agreement, applicable laws or regulations or third-party rights, including copyrights, we may terminate such user’s account and block such user’s future uploads without prior notice. In addition, we remove the relevant literary content when we are notified or made aware by copyright owners or from other sources of copyright infringement by users, such as lists of infringing content that the regulatory authorities publish from time to time.

We have a team in charge of reviewing advertising material, including video commercials, flash animation and pictures, to ensure there is no racist, violent, pornographic or any other improper content before the advertising content is publicly posted on our websites. We require the advertiser to provide proof of governmental approval if the advertisement is subject to special government review.

We rely on our internal screening team and third-party publishers to screen and monitor our offline publications’ compliance with third-party rights and PRC laws and regulations. We engage state-owned publishers to screen and edit our offline publications to ensure that the publications comply with the PRC laws and regulations. The costs of compliance with these regulations and third-party rights may continue to increase as a result of more content uploaded by our increasing number of users, which may materially and adversely affect our business, financial condition and results of operations.

We may be subject to litigation and regulatory activity under the PRC Anti-Monopoly Law.

China enacted the Anti-Monopoly Law, or the AML, which became effective on August 1, 2008. The AML prohibits certain monopolistic acts which result or could result in the elimination or restriction of competition, including without limitation, monopolistic agreements, abuse of dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. We may be deemed to have a dominant market position in the relevant market by the relevant PRC regulatory authorities due to our current market share. According to the iResearch report, we accounted for a 71.5% of China’s online literature market in terms of revenues and 60.6% of the market in terms of user time spent in 2010. If we are deemed (i) to have a dominant market position and (ii) to have abused such dominant market position, the relevant PRC regulatory authority may, at its discretion, confiscate any illegal gains and impose a fine of 1% to 10% of our revenues in the preceding financial year and impose other penalties.

In addition, pursuant to the AML and the relevant regulations, when a concentration of businesses occurs and reaches certain thresholds, the relevant entity is required to receive pre-clearance of the Ministry of Commerce, or the MOFCOM. Otherwise, the MOFCOM may suspend the concentration, dispose of shares or assets, transfer the concentrated business or take any other necessary measures to restore the situation prior to the concentration. The relevant entity may also be held liable for a fine of up to RMB500,000 or any loss or damages to any person due to the consolidation. See “Regulation — Regulations Relating to the PRC Anti-Monopoly Law.” Since our establishment, we have acquired various online literature websites and may continue to acquire or merge with other literature-related enterprises to maintain our leading market position. Complying with the requirements of the AML and the relevant regulations could make completion of our future acquisitions time-consuming, complex and difficult. There are uncertainties as to whether we will be able to obtain the pre-clearance of the MOFCOM for any acquisition that would trigger the AML. This could delay or hinder our ability to complete future acquisitions and impede our strategy to grow through acquisitions.

If we fail to successfully adopt new technologies or adapt our websites and systems to user and customer requirements or emerging industry standards, our business, prospects and financial results may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and our platform. The Internet and the online and mobile literature industries are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. For example, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, such as mobile tablets, has increased in recent years and is expected to continue to increase in the future. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing literary content offering and services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective authors, users and advertisers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our websites, our platform and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our websites, proprietary technologies and transaction-processing systems to user requirements or emerging industry standards. Our third-party partners may find our platform unsuitable for their business needs. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially adversely affected.

The successful operation of our business and our growth depend upon the Internet infrastructure and telecommunication networks in China.

We rely on the Internet infrastructure and fixed line and wireless telecommunication networks in China to provide data communication capacity or to host our servers. Through our cooperation with other distribution channels, such as China Mobile, we allow users to read our literary content over mobile networks. We intend to offer other value-added services through cooperating with operators of Internet Protocol television, or IPTV, and e-book companies, which will allow users to read literary content through fixed line or wireless telecommunication networks. Although there are private sector Internet and wireless telecommunication operators in China, almost all access to the Internet or wireless telecommunication is maintained through a limited number of state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. The MIIT or such telecommunication operators may unilaterally change their policies and/or the enforcement of their current policies. The telecommunication operators may also impose higher service or network fees on us or our third-party service providers. We typically enter into contracts directly or through agencies with the local branches of the principal telecommunication operators. Such contracts are typically for a term of one year and are renewable subject to early termination. If we are unable to renew these contracts when they expire or locate alternative telecommunication service providers in a timely manner or on commercially reasonable terms or at all in the event of any infrastructure disruption or failure or other problems with the Internet infrastructure or the telecommunication networks in China, the quality and stability of our websites and our platform may be affected, which could have a material adverse effect on our business, financial condition and results of operations.

The proper functioning of our websites is essential to our online literature business and any failure to maintain the satisfactory performance, security and integrity of such websites will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our websites, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain authors and users and maintain adequate user service levels. Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure, including as a result of natural disasters such as earthquakes and floods, may cause significant harm to our reputation and our ability to retain existing and attract new authors and other users. We maintain a distributed server network architecture with third-party service providers hosting servers in multiple cities throughout China. We do not maintain full backup for our server network hardware.

Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our literary content or deterioration in the quality of access to our literary content could reduce our readers’ satisfaction. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunction or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations.

We depend on numerous service providers to provide services that are critical to our business, which exposes us to various risks that may materially and adversely affect our reputation, business, financial conditions and results of operations.

We currently use numerous third-party or affiliated service providers to provide services that are critical to our online businesses. We have engaged third-party or affiliated service providers, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, to provide online billing and payment, customer service, user authentication, pre-paid card marketing and distribution and data support service. If any of these service providers breaches its obligations under the contractual arrangements to provide such service to our websites, or refuses to renew these service agreements on terms acceptable to us, or at all, we may not be able to find a suitable alternative service provider or establish our own integrated service platform in a timely manner. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect user perception of our websites and may also result in users reducing visits or cancelling their subscription or purchase of our literary content. In addition, our websites rely on these service providers’ customer service representatives as the first point of contact to serve our users. The service providers handle customer requests such as adding points to accounts with pre-paid cards, retrieving forgotten passwords and recovering lost user accounts, and liaising with our technical team for any content-specific issues. If any of such service provider fails to address customer service requests properly and in a timely manner, our users may be unable to access our content or attribute any unpleasant experience with their customer service to us. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Failure to protect confidential information of our online users and our network against security breaches could damage our reputation and brands and substantially harm our business, financial condition and results of operations.

A significant challenge to the online literature business is the secure transmission of confidential information over public Internet networks. Currently, we rely on the online payment services provided by affiliated or third-party service providers for our online literature business. Payments for our online literary content are made through our own websites and third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our websites, such as credit card numbers and expiration dates, personal information and billing addresses, is essential to maintaining user confidence. We have limited influence over the security measures of the online payment service providers that we use. In addition, we hold certain private information about our users, such as their names, addresses, phone numbers and browsing and purchasing records. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our users to us. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online businesses generally, which in turn may reduce our users’ confidence and materially and adversely affect our business and prospects.

We rely on chain and online bookstores and wholesalers for the sale of our offline publications.

Our offline publications are marketed through chain and online bookstores and wholesalers. We deliver the books substantially on consignment basis and only receive payments from the bookstores and wholesalers based on sales orders confirmed by both parties. We have no control over the books once they are delivered to, and have limited control over ultimate retail sales by, the bookstores and wholesalers and the retail stores that they operate. We do not own any interest in any online or chain bookstore or wholesaler or the retail stores they operate and are not involved in their daily operating, financing or other activities. The bookstores and wholesalers are not obligated to work with us on an exclusive basis. Our dependence on chain bookstores and wholesalers increases their bargaining power and the need for us to maintain good relationships with them. If any bookstore or wholesaler ceases to cooperate with us for any reason and we are not able to find a suitable replacement in a timely manner, we may lose significant business. Our dependence on chain bookstores and wholesalers also exposes us to risks associated with the internal management, financial condition and creditworthiness of such bookstores and wholesalers. To the extent that these chain bookstores and wholesalers significantly reduce their orders from us or are unable to pay us in a timely manner, or at all, due to the deterioration of their financial position or other reasons, our sales and revenues would be materially and adversely affected. In addition, we may have to offer volume-based discounts or more favorable credit terms to the bookstores and wholesalers in the future, which may lower our operating profit. As we rely to a large extent on the bookstores and wholesalers for the sale of our offline publications, our future growth will also depend on the performance of the bookstores and wholesalers and their ability to expand their business and sales networks. In addition, any consolidation, restructuring, reorganization or other ownership change in the bookstores and wholesalers may have a material adverse effect on our sales.

We generally enter into framework agreements with the chain bookstores and wholesalers for a term of one to two years, renewable unless otherwise terminated. There is no assurance that we will be able to renew such agreements on terms that are favorable to us, or at all. In addition, there is no assurance that one or more of these major chain bookstores and wholesalers will not breach their agreements or fail to comply with their obligations thereunder. In such event or events, our results of operations and cash flows may be materially and adversely affected.

Our offline business depends on third-party delivery companies to deliver our publications, and their failure to provide high-quality delivery services to chain bookstores and wholesalers may materially and adversely affect our revenues, costs, inventory and profitability.

We engage third-party delivery service providers for the shipment and delivery of our offline publications to chain bookstores or wholesalers. Interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of our publications. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters or labor unrest. If our publications are not delivered on time or are delivered in a damaged state, the bookstores or wholesalers may refuse to accept such publications and have less confidence in our operations. Our operating expenses and inventory risks will increase if the publications are delivered after the sales season or damaged and the bookstores or wholesalers decide to return such publications. As a result, our financial condition and market reputation could suffer.

In addition, as local courier companies tend to be small companies with limited capital resources, they may be more likely to go bankrupt, close down or encounter financial difficulties, in which case we may not be able to retrieve our books in their possession, arrange for delivery of those books by an alternative carrier, receive the payments they collect for us, or hold them accountable for the losses they cause us. Although we are able to defer some of the payments due to the courier companies in order to cover the risks associated with potential damages or delay in the delivery, the courier companies may change this policy. We also expect gradual consolidation in the logistics industry, and we may experience disruption to our delivery network in areas covered by the companies undergoing acquisitions or integration, or we may experience difficulty in negotiating favorable terms with such companies. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

If we cannot successfully manage our growth, including our current strategies to provide application advertising services, to offer literary content on multiple media formats and devices and to further enhance our platform, our business, financial condition, result of operations and prospects could be materially and adversely affected.

We have been rapidly expanding our operations in recent years. As part of our growth strategy, we have expanded our business to encompass a more diversified revenue model, including providing in-application advertising services, offering literary content on multiple media formats and devices and further enhancing our platform. Expansion into these or other new forms of business models presents operating and marketing challenges that are different from those that we currently encounter. We intend to expand our sales and marketing team in order to penetrate the small to middle-sized advertisers’ market through our in-application advertising services, but we face competition from existing players within this market who may have more experience and resources. We also intend to integrate our content offerings and distribution channels through our platform, which enables our existing and potential business partners, including telecommunication operators, IPTV operators and third-party online portals, to source literary content from our websites or offline publishing business as well as third-party content providers and distribute such content to their own customers on multiple media formats and devices. We cannot assure you that this new business model will be commercially successful. Even if this new business model is successful, our competitors may replicate our model and offer similar or better services. As a result, profit margins may decrease to the point that our expansion may not prove profitable. If we cannot successfully address these new challenges and compete effectively in these markets, we may not be able to continue to offer these services, attract a sufficiently large number of users, or recover costs incurred for developing and marketing these products or services, and our future results of operations and growth strategies could be materially and adversely affected.

Pursuing these and other growth strategies may also require us to expand our operations through internal development efforts and through business cooperation, investments and acquisitions. We may in the future enter into cooperative agreements with various third parties. Cooperative agreements with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new cooperative alliances, any of which may materially and adversely affect our business. To the extent third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, as we continue to grow, we must continue to improve our managerial, technical and operational knowledge and allocation of resources and implement an effective management information system. We cannot assure you that we will not experience issues such as capital constraints, operating difficulties at new operational locations or difficulties in expanding our existing business and operations. Our expansion plans may disrupt our existing operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to effectively identify or pursue target companies for acquisitions, and even if we complete such acquisitions, we may not be able to successfully integrate the target companies, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As part of our business growth strategy, we have completed several acquisitions in recent years and may in the future acquire companies or websites that we believe can expand our content sourcing and distribution capability and strengthen our technological capacity. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, our ability to reach agreements with them on commercially reasonable terms and the availability of financing to complete acquisitions, as well as our ability to obtain any required shareholder or government approvals. Moreover, companies we have acquired or may acquire in the future may expose us to new operational, regulatory, market and geographic risks and challenges, including:

•	difficulties in assimilating the operations, policies and personnel of the target company;

•	potential loss of key business relationships and the reputations of the businesses we acquire;

•	the possibility of incurring significant impairment losses related to goodwill and other intangible assets;

•	uncertainty of entering into markets in which we have limited or no experience and in which competitors have stronger market positions;

•	unsatisfactory performance of the businesses we acquire;

•	issues not discovered in due diligence, which may include product quality issues or legal or financial contingencies; and

•	responsibility for the liabilities associated with the businesses we acquire, including those which we may not anticipate.

Any of these events could disrupt our ability to manage our business, result in our failure to derive the intended benefits of the acquisitions, cause us to be unable to recover our investments or result in our having to recognize goodwill impairment charges, which could in turn materially and adversely affect our business, financial condition, results of operations and prospects.

We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.

As part of our business growth strategy, we have acquired and may in the future acquire or invest in online original literature websites from third parties. We record acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions and investments. We are required to review our acquisition goodwill for impairment at least annually and review our investments in affiliate companies and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slowdown in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliate companies or acquired intangible assets is determined to be impaired, which would adversely affect our results of operations.

As a result of Shanda Investment’s ownership of our Class A ordinary shares, Shanda Investment will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to you as a holder of our ADSs.

Upon the completion of this offering and assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, Shanda Investment, which is a wholly owned subsidiary of Shanda Interactive, will beneficially hold           Class A ordinary shares (including 11,313,150 Class A ordinary shares converted from the Series A preference shares it currently holds). As each Class A ordinary share entitles its holder to ten votes per share, such Class A ordinary shares in aggregate represent          % of the combined total voting rights in our company. Shanda Investment’s shareholding, in particular the greater voting rights of Class A ordinary shares it holds, gives it the power to control any actions that require shareholder approval under Cayman Islands law, our third amended and restated memorandum and articles of association, or our memorandum and articles of association, and the NYSE requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under equity incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Shanda Investment could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if it should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Shanda Investment’s voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Shanda Investment may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event.

We are dependent on the continued service of our management team, and our business, financial condition and results of operations will suffer greatly if we lose their services.

Our future success depends on the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership ability of Mr. Tianqiao Chen, our chairman, the chairman, chief executive officer and president of Shanda Interactive and the founder of our online literature business, and Mr. Xiaoqiang Hou, our chief executive officer. We also rely on a number of key technology officers and staff for the development and operation of our business. In addition, as we expect to focus increasingly on the development of our own business, we will need to continue attracting and retaining skilled and experienced editors for our online and offline literature businesses to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be severely disrupted, and our business, financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. Substantially all of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Thus, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for editors for our online and offline literature businesses, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. We cannot assure you that we will be able to attract or retain the key personnel that we will need to implement our strategies and achieve our business objectives.

We may have conflicts of interest with Shanda Interactive. Because of Shanda Interactive’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•	Our board members or executive officers may have conflicts of interest. Mr. Tianqiao Chen, our chairman, currently also serves as the chairman, chief executive officer and president of Shanda Interactive. Ms. Qianqian Luo, our director, currently also serve as a non-executive director of Shanda Interactive.

Mr. Chen also serves as a director of Shanda Games Limited and Ku6. As Mr. Chen is an executive officer of Shanda Interactive, he will need to devote most of his time to the daily operations of Shanda Interactive.

A majority of our directors and executive officers also own shares and/or options to purchase shares in Shanda Interactive. As of June 30, 2011, Mr. Tianqiao Chen and Ms. Qianqian Luo beneficially owned 55.4% and 2.2% of the ordinary shares (including options exercisable or vesting within 60 days) of Shanda Interactive, respectively. Shanda Interactive may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

In addition, under the laws of the Cayman Islands, each of our directors owes a fiduciary duty not to put himself or herself in a position where our interests conflict with his or her personal interest or his or her duty to a third party. Directors are responsible to our company and not, in the absence of special circumstances, to the shareholders. Should a director breach these duties, that director may be held liable for loss or damage to our company.

•	Agreements with Shanda Interactive and its affiliates. The various agreements that we entered into with Shanda Interactive and its affiliates may be less favorable to us than would be the case if they were negotiated with third parties. Moreover, Shanda Interactive may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach, notwithstanding our contractual rights under the agreements and any other agreement we may enter into with Shanda Interactive and its affiliates from time to time.

•	Potential competition with Shanda Interactive. Shanda Interactive may engage in certain transactions or businesses that directly or indirectly compete with our online and mobile literature businesses. In particular, we rely on Shanda Networking’s integrated platform services, including online billing and payment, user authentication, customer service, pre-paid card marketing and data support services. Shanda Networking may provide similar services to some of our competitors, which may have a material adverse effect on our business.

•	Business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Due to the controlling interest of Shanda Interactive and its leading market position and brand in China, we may not be able to pursue these business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself.

•	Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other interactive entertainment media companies in China.

Although our company is a standalone entity, we expect to operate, for as long as Shanda Interactive is our controlling shareholder, as part of the group of Shanda Interactive and its subsidiaries and affiliated entities, or Shanda Group. Shanda Interactive may from time to time make strategic decisions that it believes are in the best interests of Shanda Group as a whole. These decisions may be different from the decisions that we would have made on our own. Shanda Interactive’s decisions with respect to us or our business may be resolved in ways that favor Shanda Interactive and therefore Shanda Interactive’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

We may not be able to continue to receive the same level of support from Shanda Interactive.

Our business has benefited significantly from Shanda Interactive’s brand name and strong market position in China. In addition, we have benefited from using Shanda Networking’s integrated service platform, which provides Shanda Interactive’s and Shanda Games Limited’s large number of registered users with access to our literary content, and prepaid card distribution services provided by Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong, which is directly owned by Shanda Networking. We cannot assure you that we will be able to continue to receive the same level of support from Shanda Interactive and its affiliates in the future. In addition, we rely on loans in the aggregate outstanding amount of RMB435.7 million from Shanda Interactive extended to us directly or through its affiliated PRC entity, Shanda Networking, for our business expansion. As of June 30, 2011, we had a US$4.8 million (equivalent to RMB31.8 million) loan outstanding from Shanda Interactive and borrowings of RMB310.3 million from Shanda Networking, both of which are interest free. If Shanda Interactive or Shanda Networking refuses to renew these loans when they mature on commercially acceptable terms or at all or we are unable to refinance these loans in a timely manner and on terms that are acceptable to us, our interest costs will increase and our working capital may be materially and adversely affected.

We may be subject to certain obligations, including non-competition obligations, under the agreements entered into between Shanda Interactive and Shanda Games Limited.

Our controlling shareholder, Shanda Interactive, entered into a non-competition agreement with Shanda Games Limited, pursuant to which Shanda Interactive agreed, for a period of five years commencing July 1, 2008, not to engage, and to cause each other member of the Shanda Group (other than Shanda Games Limited) not to engage, directly or indirectly, in the online game business anywhere in the world. As we expect to operate as a part of the Shanda Group for as long as Shanda Interactive is our controlling shareholder, we may be subject to such non-competition obligations as well as other obligations under the agreements entered into between Shanda Interactive and Shanda Games Limited. Such obligations may restrict us from engaging in the online game business and other businesses, which may restrict our ability to enter such business and affect our growth prospects.

We have limited insurance coverage, which could have a material adverse effect on our financial condition and results of operations.

Unlike insurance companies in more developed markets, insurance companies in China currently offer a very limited range of insurance products. Other than property and casualty insurance for some of our assets and directors and officers insurance, we do not have insurance to cover our business or interruptions of our business, litigation or product liability. Furthermore, the cost of insuring against these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms generally make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to our property, litigation or business disruption may cause us to incur substantial costs and divert our resources, which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be materially and adversely affected, and investor confidence as well as the trading price of our ADSs may decline significantly.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a qualified report if it is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the fiscal years ended December 31, 2008, 2009 and 2010, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting. The material weaknesses identified related to (i) the insufficient resources with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosure under U.S. GAAP, and (ii) the lack of standard procedures and inadequate period end review to ensure consistency of application of accounting policies.

Following the identification of the above material weaknesses, we have taken several remedial measures to improve our internal control over financial reporting. However, we cannot assure you that we will be able to remediate our material weaknesses and control deficiencies in a timely manner, or at all. In addition, we are not able to estimate with reasonable certainty the costs that we will need to incur to implement the measures designed to improve our internal controls over financial reporting.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have an effective internal control over financial reporting that meets the requirements of Section 404. If we fail to achieve and maintain an effective internal control environment, we may fail to detect material misstatements in our financial statements and fail to meet our reporting obligations, which would cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs. Furthermore, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including, but not limited to:

•	our ability to retain existing authors and readers, attract new aspiring authors and readers at a steady rate and maintain user satisfaction;

•	the creation of new original literary works by our authors and the popularity of such literary works;

•	technical difficulties, system downtime or Internet failures for our websites;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

•	the adoption of new, or changes to existing, governmental regulations;

•	economic conditions in general and specific to the online and mobile literature industries and to China; and

•	lag time in receiving timely information from our channel partners in respect of our revenues.

As a result, you should not rely on quarter-to-quarter or semi-annual-to-semi-annual comparisons of our operating results as set forth in this prospectus as indicators of our likely future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in Internet-based businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of publishing and Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online literary or other content and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate online literature businesses. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting an online literature business. Since we are a Cayman Islands company and therefore are a foreign or foreign-invested enterprise under PRC laws, neither we nor our PRC subsidiary, Shengting, is eligible to hold a license to operate an online literature business in China. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among our wholly owned PRC subsidiary, Shengting, our affiliated PRC entity, Shanghai Hongwen, and Shanghai Hongwen’s shareholders. Shanghai Hongwen and its subsidiaries hold the licenses that are essential to the operation of our business. See “Regulation — Regulation of Foreign Ownership Restriction in Value-Added Telecommunications Industry.”

The contractual arrangements with our affiliated PRC entity and its shareholders enable us to exercise effective control over our affiliated PRC entity and its subsidiaries. We have an exclusive option to purchase all or part of the equity interests in our affiliated PRC entity when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we are considered the primary beneficiary of our affiliated PRC entity and consolidate the results of operations of our affiliated PRC entity and its subsidiaries in our financial statements.

In the opinion of Zhong Lun Law Firm, our PRC legal counsel, our current ownership structure, the ownership structure of our PRC subsidiary and affiliated PRC entity and the contractual arrangements between our PRC subsidiary, our affiliated PRC entity and its shareholders are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a view contrary to that of Zhong Lun Law Firm. If we, our PRC subsidiary, or our affiliated PRC entity or its subsidiaries are found to have violated any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses or operating licenses of our PRC subsidiary or affiliated PRC entity and its subsidiaries;

•	discontinuing or restricting our operations in China, including shutting down our servers or blocking our websites or discontinuing or placing restrictions or onerous conditions on our operations;

•	confiscating our income or the income of our PRC subsidiary or affiliated PRC entity,

•	requiring us to undergo a costly and disruptive restructuring such as forcing us to transfer our equity interest in Shengting to a domestic entity or invalidating the agreements that Shengting has entered into with Shanghai Hongwen and its shareholders;

•	restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions, including levying fines, that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, including rendering us unable to (i) access cash and other assets of, (ii) exercise our ownership rights in, and (iii) consolidate our affiliated PRC entity and its subsidiaries, which would have a material adverse effect on the market price of our ADSs.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If our affiliated PRC entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We rely on contractual arrangements with our affiliated PRC entity, Shanghai Hongwen and its shareholders to operate our business. Although we have been advised by our PRC legal counsel, Zhong Lun Law Firm, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated PRC entity and its subsidiaries. For example, our affiliated PRC entity and its shareholders may breach their contractual arrangements with us by, among other things, failing to operate our online and offline literature businesses in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes in its board of directors, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our affiliated PRC entity or either of its shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective.

In addition, if we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties presented by the PRC legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.”

Shareholders of our affiliated PRC entity may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company.

We conduct substantially all of our operations, and generate substantially all of our revenues, through our affiliated PRC entity and its subsidiaries. Our control over these entities is based upon contractual arrangements with our affiliated PRC entity and its shareholders that provide us with the substantial ability to control the subsidiaries of our affiliated PRC entity. One of these shareholders, Ms. Dongxu Wang, is an employee of Shanda Interactive, our ultimate parent, and may potentially have a conflict of interest with us. The other shareholder, Mr. Mingfeng Chen, is an employee of our company. These shareholders may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. In addition, they may take actions that adversely affect us. If the shareholders of our affiliated PRC entity breach their contracts with us or otherwise have disputes with us, we may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt our business operations, adversely affect our ability to control our affiliated PRC entity and otherwise result in negative publicity, and we cannot assure you that the outcome of such disputes and proceedings will be in our favor.

The contractual arrangements with our affiliated PRC entity may be reviewed by the PRC tax authorities for transfer pricing adjustments, which could increase our overall tax liability.

The PRC Enterprise Income Tax Law, effective on January 1, 2008, or the New EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The PRC tax authorities may impose reasonable adjustments on taxation if they have identified any related-party transactions that are inconsistent with arm’s-length principles. We could face material adverse tax consequences if the PRC tax authorities determined that the contractual arrangements between our PRC subsidiary and affiliated PRC entity and its subsidiaries were not entered into based on arm’s-length negotiations and therefore constitute a favorable transfer pricing arrangement. As a result of our corporate structure and the contractual arrangements with our affiliated PRC entity, we are effectively subject to 5% PRC business tax on net revenues derived from the contractual arrangements with our affiliated PRC entity in addition to our PRC subsidiary’s New EIT Law enterprise income tax liability. Although we based our contractual arrangements on those of similar businesses, if the PRC tax authorities determined that these contracts were not entered into on an arm’s-length basis, they could request that our affiliated PRC entity adjust its taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entity’s tax expenses without reducing our PRC subsidiary’s tax expenses, which could subject our affiliated PRC entity to late payment fees and other penalties for underpayment of taxes. As a result, our consolidated net income may be adversely affected.

If our affiliated PRC entity and its subsidiaries fail to obtain and maintain the requisite assets, licenses and approvals required for the publishing industry and Internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The publishing industry and Internet-based businesses in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the publishing and Internet-based industries. See “Regulation.” Our affiliated PRC entity and its subsidiaries are required to obtain and maintain certain assets relevant to their businesses as well as applicable licenses or approvals from different regulatory authorities in order to provide their current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, as the Internet industry is at an early stage of development in China, new laws and regulations may be adopted in the future to address new issues that arise from time to time. Our affiliated PRC entity and its subsidiaries may be required to obtain additional licenses to conduct their businesses under the new laws and regulations. If any of our affiliated PRC entity or its subsidiaries fails to obtain or maintain any of the required assets, licenses or approvals, its continued business operations may be subject to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated PRC entity or its subsidiaries will materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Our business, financial condition and results of operations could be materially and adversely affected by a severe and prolonged global economic downturn and a corresponding slowdown of the PRC economy.

Recent global market and economic conditions have been unprecedented and challenging and have caused persisting recession in most major economies in 2009 and significant market volatility in 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility at unprecedented levels. The PRC economy also faces challenges. The stimulus plans and other measures implemented by the PRC government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn. Since we derive substantially all of our revenues in China, any prolonged slowdown in the PRC economy could have a material adverse effect on our business, financial condition and results of operations. Disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

Changes in China’s economic, political and social conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We conduct substantially all our business operations in China. Accordingly, our business, financial condition, results of operations and prospects are significantly dependent on the economic, political and social conditions in China. The PRC economy differs from the economies of developed countries in many aspects, including the degree of government involvement, level of development, growth rate, control over foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. Moreover, the continued economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has persisted in recent periods has led to labor strikes and employee discontent, which could result in materially higher compensation costs being paid to employees. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not materially reduce our revenues and profitability.

The PRC government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy and offer of preferential treatment to particular industries or companies. In particular, certain measures adopted by the PRC government may restrict loans to certain industries, such as changes in statutory deposit reserve ratio and lending guidelines for commercial banks promulgated by the People’s Bank of China, or the PBOC. These current and future government actions could materially affect our liquidity as well as restrict our access to capital and ability to operate our business.

In response to the economic downturn in 2008, the PRC government has adopted various measures aimed at expanding credit and stimulating economic growth, such as decreasing the PBOC statutory deposit reserve ratio and lowering benchmark interest rates. However, in response to recent higher GDP growth, the PBOC increased the benchmark interest rates in October and December of 2010 and February, April and July of 2011, which could have a negative impact on the PRC economy. Any slowdown in the economic growth of China could lead to reduced consumable income of our users and reduced demand for our online or offline literary content, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Uncertainties presented by the PRC legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China are subject to applicable PRC laws, rules and regulations. China has a civil law legal system based on written statutes. Unlike the common law system, court decisions in China may be cited for reference but have limited precedential value. Although the overall effect of legislation over the past 30 years has significantly enhanced the protections afforded to various forms of foreign investment in China, the PRC has not developed a fully integrated legal system and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities. In particular, because these laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. Such uncertainties may limit the legal protections available to us.

In addition, the PRC legal system is based in part on government policies and certain internal rules, some of which are not published on a timely basis or at all and which may have a retroactive effect. As a result, we may not be aware of a violation of these policies and internal rules. Also, any administrative or court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention if we seek to enforce our legal rights through administrative or judicial proceedings. Moreover, compared to more developed legal systems, the PRC administrative and judicial authorities have significantly wider discretion in interpreting and implementing statutory and contractual provisions. As a result, it may be more difficult to evaluate the outcomes of the administrative and judicial proceedings as well as the level of available legal protection we are entitled to. These uncertainties may impede our ability to enforce our contracts, which could in turn materially and adversely affect our business and operations.

Our business may be adversely affected by regulations and censorship of literary and other content distributed over the Internet or through our offline business in China.

China has enacted laws and regulations governing Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. China has also enacted laws and regulations regulating the publishing industry. In the past, the PRC government has banned the distribution of content and information through the Internet or publication of books that it believes to be in violation of the PRC laws and regulations. The MIIT, the GAPP and the MOFCOM have promulgated regulations that prohibit content or information from being distributed or published if such content or information is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other licenses, the closure of the concerned websites or publishing house and reputational harm. Website operators may also be held liable for such censored information displayed on or linked to their websites. To the extent that PRC regulatory authorities find any content displayed on our websites or produced in our offline publishing business objectionable, they may require us to limit or eliminate the dissemination of such content. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. See “Regulation — Regulation of Content, Information Security and Censorship.”

The enforcement of the PRC labor contract law may materially increase our costs and decrease our net income.

China adopted the new Labor Contract Law, or Labor Contract Law, effective on January 1, 2008, and issued its implementation rules, effective on September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the limited period of effectiveness of the Labor Contract Law and its implementation rules and regulations, and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. In particular, compliance with the Labor Contract Law and its implementation rules and regulations may increase our operating expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules and regulations may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, and could result in a material decrease in our profitability. Furthermore, a significant number of our employees are contracted through third-party human resources companies that are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if such human resources companies fail to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations.

Restrictions over currency conversion may limit our ability to utilize our revenues and financing proceeds effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Our PRC subsidiary may also retain foreign exchange in its current account, subject to a ceiling approved by the State Administration of Foreign Exchange, or SAFE, to satisfy foreign exchange liabilities or to pay dividends. See “Regulation — Regulation of Foreign Currency Exchange and Dividend Distributions.” However, the relevant PRC regulatory authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of the PRC that are denominated in foreign currencies.

Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC regulatory authorities. In particular, if we finance our PRC subsidiary by foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE or its local branches, and if we finance our PRC subsidiary by capital contributions using, for instance, proceeds from our initial public offering, those capital contributions must be approved by the MOFCOM or its local branches. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our affiliated PRC entity and its subsidiaries’

operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all. These limitations could affect the ability of these entities to obtain foreign exchange through debt or equity financing, and could adversely affect our business and financial conditions.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our corporate reorganization in 2008 and this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs, and also create uncertainties for this offering.

In 2006, six PRC regulatory agencies, including the MOFCOM and the CSRC, jointly adopted the Rules on Mergers with and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. See “Regulation — Regulation Relating to M&A Rules and Overseas Listing.” Under the M&A Rules, the prior approval of the CSRC is required for the overseas listing of offshore special purpose vehicles that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange. The application of the M&A Rules remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC legal counsel, Zhong Lun Law Firm, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE because, among other reasons, (i) Shengting was incorporated as a wholly foreign owned enterprise by means of foreign direct investment rather than merger and acquisition, (ii) we have not acquired any equity or assets of PRC domestic enterprises owned by our beneficial owners that are PRC enterprises or individuals as defined under the M&A Rules after the effective date of the M&A Rules, and (iii) there is no provision in the M&A Rules that clearly classifies the contractual arrangements between Shengting and Shanghai Hongwen as a kind of merger and acquisition transaction falling under the M&A Rules. Although we have no plan to apply for approval from the CSRC based on the advice of Zhong Lun Law Firm, we cannot assure you that the relevant PRC government agencies, including the MOFCOM and the CSRC, would not reach a different conclusion.

Zhong Lun Law Firm has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determines that we need to obtain CSRC approval for this offering either by interpretation, clarification or amendment of the M&A Rules or by any new rules, regulations or directives promulgated after the date of this prospectus, we may face sanctions by the CSRC or other PRC regulatory agencies. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as this offering and the trading price of our ADSs. The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC will promulgate additional rules or other guidance. If additional rules or guidance is issued prior to the completion of this offering, and, consequently, we conclude that we are required to obtain the CSRC approval, this offering will be delayed until we obtain the CSRC approval, which may take several months or even longer. Moreover, additional rules or guidance, to the extent issued, may fail to resolve ambiguities under the M&A Rules. Uncertainties or negative publicity regarding the M&A Rules also could materially adversely affect the trading price of our ADSs.

The M&A Rules may make it more difficult for us to make future acquisitions or dispositions of our business operations or assets in China.

The M&A Rules have established additional procedures and requirements that could make merger and acquisition activities by foreign companies, such as us, more complex and time-consuming. If the relevant PRC government authorities deem such activities to be transactions subject to the M&A Rules, we will be required to obtain approval for such transactions from the MOFCOM or its local branches and may be required to divest our PRC subsidiary. In particular, the M&A Rules require, among other things, that the MOFCOM shall be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds are met. If we do not seek the necessary approval, we could be subject to administrative fines or other penalties imposed by the relevant PRC authorities. However, because there are no provisions specifying the fines or penalties for such violations under current PRC laws, rules and regulations, it is uncertain what penalties we may face. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any approval procedures, including obtaining approval from the MOFCOM or its local branches, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share, as well as our overall competitiveness.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or otherwise materially and adversely affect us.

SAFE has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005. These regulations and rules require PRC residents and corporate entities to register with, and obtain approval from, provincial SAFE branches in connection with their direct or indirect offshore investment activities. See “Regulation — Regulation of Foreign Currency Exchange and Dividend Distributions.” These regulations and rules apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under Circular 75, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore company is required to register that investment. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the relevant provincial SAFE branch to reflect any material change with respect to the offshore company’s roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We are committed to complying with and to ensuring that our shareholders who are subject to SAFE regulations file the necessary registrations and amendments required under Circular 75 and related rules. We have requested our relevant shareholders who are subject to SAFE regulations to make the necessary filings. However, we may not be fully informed of the identities of the beneficial owners of our company. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 75 in a timely manner or at all, or will comply with the requirements under Circular 75 or other related rules in the future. A failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with these regulations and rules could subject us to fines or legal sanctions, including restrictions on our PRC subsidiary’s ability to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase our investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected.

Our holding company structure may restrict our ability to receive dividends or other payments from our PRC subsidiary and our affiliated PRC entity, which could restrict our ability to act in response to changing market conditions and to satisfy our liquidity requirements.

As a holding company, we rely principally on dividends from our PRC subsidiary for our cash requirements, including servicing any debt we may incur and obtaining the funds necessary to pay dividends and other cash distributions to our shareholders and pay our operating expenses. If our PRC subsidiary incurs its own debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to Cloudary Holdings Limited and to us. Furthermore, current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated after-tax profits, if any, determined in accordance with applicable PRC laws and regulations and accounting standards. In addition, our PRC subsidiary is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves, until the accumulative amount of such funds have reached 50% of its registered capital. See “Regulation — Regulation of Foreign Currency Exchange and Dividend Distributions.” These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2010, we had total restricted net assets of RMB141.3 million (US$21.6 million). As a result of these PRC laws, rules and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net profits, if any, to us in the form of dividends. Limitations on the ability of our PRC subsidiary to distribute dividends or make other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business. Moreover, although our PRC subsidiary would currently be able to pay dividends in foreign currencies to us without prior approval from SAFE or its local branches by complying with certain procedural requirements under applicable PRC laws, we cannot assure you that additional restrictions will not be imposed in the future.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

As the offshore holding company of our PRC subsidiary, we may use the net proceeds from this offering to extend loans to our PRC subsidiary or make additional capital contributions to it. Any loans to our PRC subsidiary are subject to the PRC regulations. For example, loans by us to finance the operations of our PRC subsidiary, which is a foreign-invested enterprise, may not exceed statutory limits and are required to be registered with SAFE. See “Regulation — Regulation of Loans Between a Foreign Company and Its PRC Subsidiaries.” We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local branches. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all. If we fail to obtain such approvals, our ability to use our net proceeds from this offering and to capitalize our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated the Circular of Operation Issues Related to the Perfection of Administration of Payment-Related Settlement of FIEs’ Registered Capital from Foreign Exchange to Renminbi, or Circular 142, which provided that the registered capital of a foreign-invested company converted from foreign currencies may (i) only be used for purposes within the business scope approved by the applicable governmental authority and (ii) not for equity investments within the PRC unless otherwise provided. In addition, a foreign-invested company may not change the use of such registered capital without the prior approval of SAFE or its local branches. Violations of Circular 142 could result in severe penalties, including fines. Circular 142 may significantly limit our ability to transfer the net proceeds from this offering to our affiliated PRC entity through our subsidiary in China, which may adversely affect the business expansion of our affiliated PRC entity, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies, or establish other variable interest entities in the China. See “Regulation — Regulation of Foreign Currency Exchange and Dividend Distributions.”

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC domestic individuals may subject such employees or us to fines and legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange and the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies promulgated by SAFE in 2007, domestic individuals who have been granted shares or share options by an overseas-listed company according to its equity incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE or its local branches and complete certain other procedures related to such equity incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank and open special foreign currency accounts to handle transactions relating to the equity incentive plan. We and our PRC domestic individual employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of our ADSs on the NYSE. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected. See “Regulation — Regulation of Employee Stock Options Plan.”

We may be subject to PRC income tax on our worldwide income if we were considered a PRC “resident enterprise” under the New EIT Law.

Under the New EIT Law, and the Implementation Regulations to the PRC Enterprise Income Tax Law, or the New EIT Law Implementation Regulations, both effective from January 1, 2008, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered a “resident enterprise” and will be subject to enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC group companies and not those controlled by PRC individuals or foreigners, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals or foreign enterprises. A substantial majority of our senior management team is located in China. If we were considered to be a PRC “resident enterprise,” we would be subject to a PRC enterprise income tax at a rate of 25% on our worldwide income. See “Regulations — Regulation of Taxation.”

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC “resident enterprise.”

Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— We may be subject to PRC income tax on our worldwide income if we were considered a PRC ‘resident enterprise’ under the New EIT Law.” If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our shares and ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and ADSs may be regarded as being derived from sources within the PRC. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises. In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax. See “Taxation — PRC Taxation.”

Moreover, under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs if such dividends and gains are deemed income derived from sources within the PRC. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered income derived from sources within the PRC by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would also be subject to PRC tax at a rate of 20% except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends provided certain conditions are met. The foregoing PRC tax may reduce your investment return on our ordinary shares and ADSs and may also affect the price of our ordinary shares and ADSs.

The New EIT Law may affect the availability of preferential tax rates under the special tax arrangement between Hong Kong and mainland China on dividends and interest to be paid by our PRC subsidiary.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments and interest payments to foreign investors made by foreign-invested enterprises in China were exempt from PRC withholding tax. Under the New EIT Law, starting from 2008, dividends paid by a PRC foreign-invested enterprise to its immediate parent company outside China are subject to PRC withholding tax at rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between mainland China and Hong Kong, such dividend withholding tax rate is reduced to 5% and interest withholding rate is reduced to 7% if a Hong Kong resident enterprise owns over 25% equity interest in the PRC company distributing the dividends or paying the interest. In October 2009, the SAT further issued the Circular on How to Interpret and Recognize the “Beneficial Owner” in Tax Agreements, or Circular 601, and certain other related rules. According to Circular 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” are individuals, enterprises or other organizations that are normally engaged in substantive operations. These rules also set forth certain adverse factors to the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” As a result, although our PRC subsidiary, Shengting, is currently wholly owned by our Hong Kong subsidiary, Cloudary Holdings Limited, we may not be able to enjoy the applicable preferential withholding tax rate under the special tax arrangement and therefore be subject to withholding tax at a rate of 10% with respect to dividends and interest to be paid by our PRC subsidiary to our Hong Kong subsidiary.

The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in our ADSs.

In connection with the New EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Under Circular 698, when a non-PRC resident enterprise directly or indirectly transfers equity interest in a PRC-resident enterprise and enterprise income tax on the capital gains from such transfer of equity interest is not withheld, such non-PRC tax resident must file with PRC tax authorities and pay tax on the capital gains. Thus, our investors that are non-PRC resident enterprises may be required by the PRC tax authorities to make a filing upon the transfer of our ADSs or ordinary shares, and may be required to pay PRC tax on gains realized from such transfer at a rate of 10% even if we are not treated as a PRC “resident enterprise.”

Fluctuations in the value of the Renminbi could result in foreign currency exchange losses.

Substantially all of our revenues and operating expenses are denominated in Renminbi, while the net proceeds from this offering will be denominated in U.S. dollars. Consequently, fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Risks Related to Our ADSs and Class B Ordinary Shares and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you might not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the NYSE. Our ordinary shares will not be listed or quoted for trading on any exchange. A liquid public market for our ADSs may not develop. The initial public offering price for our ADSs will be determined by negotiations between Shanda Investment, us and the representative of the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile and may be materially and adversely affected by fluctuations of the U.S. and global securities markets.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our users or our competitors;

•	announcements regarding intellectual property rights litigation;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our literary content;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of our executive officers and key research personnel;

•	fluctuations of exchange rates between Renminbi and U.S. dollar or other foreign currencies;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares or sales of additional ADSs; and

•	general economic, political or social conditions in China.

In addition, the U.S. and global securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

As the initial public offering price is substantially higher than our net tangible book value per ADS, you will incur immediate and substantial dilution.

As the initial public offering price is substantially higher than the pro forma as-adjusted net tangible book value per share, you will incur immediate and substantial dilution. You will experience immediate and substantial dilution of approximately RMB           (US$          ) per ADS (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma as-adjusted net tangible book value per ADS as of June 30, 2011 (after giving effect to this offering) and the assumed initial public offering price of US$           per ADS, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus. If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. All of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering. You will also experience dilution if our Class A ordinary shares are issued upon the conversion of our Series A-1 and Series A-2 preference shares at an initial conversion ratio of 1:1 subject to adjustment. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders and the incurrence of additional indebtedness could increase our debt service obligations.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs in the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all, particularly in light of the current global economic crisis.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could cause the price of our ADSs to decline significantly.

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding share options, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. Upon completion of this offering, we will have           Class A ordinary shares and           Class B ordinary shares outstanding. All ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions. The Class B ordinary shares outstanding after this offering may also be sold in the public market in the future, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as application under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the representative of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. Shanda Investment, our parent company, is not subject to any contractual obligation to maintain its share ownership in us other than the lock-up obligations described above and in more detail in “Underwriting” and will be free to sell its shares in our company after the expiration of the lock-up period, subject to applicable securities law restrictions. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

Your interest in our ADSs will be diluted as a result of share option grants or other arrangements which require us to issue additional shares.

In 2010, we established the 2010 Equity Compensation Plan to help us recruit and retain key employees, directors or consultants by providing incentives through the granting of equity awards. Under the 2010 Equity Compensation Plan, we may issue equity awards in the form of share options, restricted shares, or share appreciation rights. The maximum aggregate number of shares that may be issued pursuant to all awards shall not exceed 25,500,000 Class B ordinary shares, assuming full exercise of all awards that may be granted under the plan. For a description of this plan, see “Management — Equity Compensation Plan.” As of the date of this prospectus, there are 20,329,350 share options outstanding that will entitle their holders to acquire 20,329,350 Class B ordinary shares. In addition, some of the acquisition agreements we entered into to acquire certain of our businesses contain a general provision which calls for the parties, prior to or in the event of our initial public offering, to engage in good faith discussions and enter into new agreements under which the original shareholders may exchange their remaining interests in the acquired entities for shares of our company or options to acquire shares of our company, which would result in substantial share issuances to these shareholders and substantial dilution of your shareholdings in the future. The issuance of shares or share options under such new agreements, if entered into, or the issuance and exercise of options granted under the 2010 Equity Compensation Plan would result in a reduction in the percentage of ownership of the holders of ordinary shares and of ADSs, and therefore would result in a dilution in the earnings per ordinary share and per ADS as well as a reduction in your percentage shareholding and voting power. You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited, because we are incorporated under Cayman Islands law.

You might not have the same voting rights as the holders of our Class B ordinary shares and might not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class B ordinary shares underlying your ADSs at a shareholders’ meeting if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made by a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class B ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may be more difficult for holders of ADSs to influence the management of our company.

Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings and they may not receive cash dividends if it is impractical to make them available to such holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

In addition, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. As a result, the depositary may decide not to make the distribution and ADS holders will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is 30 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

We will be a “controlled company” within the meaning of the NYSE rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies, and we will also rely on the foreign private issuer exemption from most of the corporate governance requirements under the NYSE rules.

After the completion of this offering, Shanda Interactive will have more than 50% of the total voting rights in our company and we will be a “controlled company” under the NYSE rules. As a controlled company, we are not obligated to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and the compensation committee.

We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NYSE’s corporate governance requirements. In addition, we expect to follow Cayman Islands law instead of the NYSE requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. We also intend to rely on the foreign private issuer exemption under the NYSE rules that permit a foreign private issuer to follow its home country requirements concerning certain corporate governance issues, including the requirements that a majority of its board of directors be independent, that it establish a nominating committee and a compensation committee composed entirely of independent directors and that it have an audit committee with a minimum of three members. For a description of the material corporate governance differences between the NYSE requirements and Cayman Islands law, see “Description of Share Capital — Differences in Corporate Law.”

Our multiple-class share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

Our memorandum and articles of association provide for a multiple-class share structure. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In addition, we have Series A-1 and Series A-2 preference shares outstanding. Holders of Class A ordinary shares are entitled to ten votes per share, while holders of Class B ordinary shares are entitled to one vote per share. Each Series A-1 and Series A-2 preference share is entitled to such number of votes equal to that number of Class A ordinary shares into which that Series A-1 or Series A-2 preference share could then be converted into. As at the date of this prospectus, each Series A-1 or Series A-2 preference share can convert into one Class A ordinary share. We will issue Class B ordinary shares represented by our ADSs in this offering. Our existing shareholder holds Class A ordinary shares, each of which is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Due to the disparate voting rights attached to these classes of shares, our existing shareholder will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class B ordinary shares.

A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties.

Based upon the projected composition of our income and assets and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of our ADSs in the offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, it is not entirely clear how the contractual arrangements between Shengting, our wholly owned subsidiary, and Shanghai Hongwen, our affiliated PRC entity, will be treated for purposes of the PFIC rules. Moreover, the determination of whether we are a PFIC is an annual test based on the composition of our income and assets, and the value of our assets from time to time. Because the treatment of the contractual arrangements is not entirely clear and because we have, and expect to continue to have following this offering, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. If we were a PFIC for any taxable year during which a U.S. person held an ADS or a Class B ordinary share, or the prior taxable year, certain adverse U.S. federal income tax consequences could apply to such U.S. person. However, even if we are a PFIC, one alternative treatment, which could in certain circumstances help mitigate adverse consequences of PFIC status, a qualified electing fund election, will not be available to U.S. persons because we do not intend to provide information necessary for U.S. persons to make such an election. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association that will become effective upon the completion of this offering contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could deprive our shareholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

The following provisions in our memorandum and articles of association may have the effect of delaying or preventing a change of control of our company:

•	our memorandum and articles of association provides for a multiple-class share structure with disparate voting rights attached to the two classes of ordinary shares;

•	our board of directors has the authority, without approval by the shareholders, to issue any unissued shares and determine the terms and conditions of such shares, including preferred, deferred or other special rights or restrictions with respect to dividend, voting and return of capital;

•	the shareholders may by ordinary resolution appoint a candidate as director of the board to fill a casual vacancy or as an addition to the existing board;

•	the chairman, a majority of our board of directors or shareholder(s) who hold(s) more than 25% of the voting rights of our company having requisitioned for an extraordinary shareholders’ meeting at least 21 days previously, have the right to convene an extraordinary shareholders’ meeting, and the agenda of such meeting will be set by a majority of the directors or the shareholder(s) who hold more than 25% of the voting rights of our company who request such meeting; and

•	the amended and restated articles of association may be amended only by a resolution passed at a shareholders’ meeting by a majority of not less than two-thirds of the vote cast.

You may have difficulties in bringing an original action based on the U.S. securities law and enforcing judgments obtained against us in Cayman Island or China.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current business and operations are conducted in China. In addition, none of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. There is doubt as to whether the Grand Court of the Cayman Islands will, in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States, on the ground that such provisions are penal in nature. In addition, because there are no clear statutory and judicial interpretations or guidance on a PRC court’s jurisdiction over cases brought under foreign securities laws, it may be difficult for you to bring an original action against us or our non-U.S. resident officers and directors in a PRC court based on the liability provisions of the U.S. securities laws. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For instance, a U.S. court judgment imposing a monetary fine for violation of U.S. federal securities law is likely to be considered “penal” in nature and unenforceable in the Cayman Islands. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

In addition, Cayman Islands companies might not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You might not receive distributions on our ordinary shares, or any value for them at all, if it is unlawful or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you might not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our anticipated growth strategies, including our plan to pursue selective acquisitions or strategic alliances;

•	our future business development, results of operations and financial condition;

•	our ability to maintain and strengthen our position as a leading online literature operator in China;

•	expected changes in our revenues and certain cost or expense items;

•	competition from other online literature operators and off-line publishers and our ability to expand our user base;

•	our ability to expand and diversify our revenue source;

•	trends and competition in the online literature industry in China;

•	the PRC government policies relating to the Internet, Internet content providers, including online literature operators;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; and

•	general economic and business conditions in China and other countries or regions in which we operate.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

Our online literature business was founded by Shanda Interactive Entertainment Limited, or Shanda Interactive, in 2004. In September 2004, Shanda Interactive, through its affiliated PRC entity, Shanghai Shanda Networking Co., Ltd., or Shanda Networking, acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Xuanting, which operates qidian.com, and commenced its online literature business. In 2008, Shanda Interactive acquired a 50% equity interest in Beijing Jinjiang Original Networking Technology Co., Ltd., or Jinjiang, which operates jjwxc.net, and then transferred such interest to Shanda Networking. In April 2008, Shanda Networking further acquired a 60% equity interest in Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd., or Hong Xiu, which operates hongxiu.com and xs8.cn. Because foreign ownership of Internet-based businesses is subject to significant restrictions under the PRC laws and regulations, Shanda Interactive operated its online literature businesses through a series of contractual arrangements among Shanda Computer (Shanghai) Co., Ltd., its wholly owned subsidiary in China, Shanda Networking, its affiliated PRC entity, and Shanda Networking’s shareholders.

In September 2007, Shanda Investment Holdings Limited, or Shanda Investment, which is a wholly owned subsidiary of Shanda Interactive, incorporated a wholly owned subsidiary, Cloudary Holdings Limited (formerly known as Shanda Literature Limited), in Hong Kong. Thereafter, Cloudary Holdings Limited established Shengting Information Technology (Shanghai) Co., Ltd., or Shengting, in China in May 2008.

In 2008, Shanda Interactive commenced a series of reorganization activities to provide each of its business sectors, including the online literature business, with a sharper focus on its respective industry. As part of the reorganization, in October 2008, Shanghai Hongwen Networking Technology Co., Ltd. (formerly known as Shanghai Shengxuan Networking Technology Co., Ltd.), or Shanghai Hongwen, was established by Ms. Dongxu Wang and Mr. Mingfeng Chen, each holding a 50% equity interest. In 2008, Shengting entered into a series of contractual arrangements with Shanghai Hongwen and Shanghai Hongwen’s shareholders through which we gained effective control over the operations of Shanghai Hongwen.

In 2009, Shanda Networking, which previously operated online literature businesses of Shanda Interactive, transferred all its assets and liabilities related to the online literature business to Shanghai Hongwen. In March 2009, Shanda Networking transferred its 100% equity interest in Xuanting to Shanghai Hongwen. In April 2009, Shanda Networking transferred its 50% equity interest in Jinjiang and 60% equity interest in Hong Xiu, respectively, to Shanghai Hongwen.

In April 2009, Cloudary Corporation (formerly known as Shanda Literature Corporation) was incorporated in the Cayman Islands as a direct wholly owned subsidiary of Shanda Interactive. In January 2010, Cloudary Corporation then acquired all the equity interests in Cloudary Holdings Limited from Shanda Investment. As a result, Cloudary Corporation owns all the equity interest in Shengting and conducts our online literature business in China primarily through our consolidated affiliated entity, Shanghai Hongwen, which is a holding company of the PRC subsidiaries.

In August 2010, Shanda Interactive transferred all of its equity interest in Cloudary Corporation to Shanda Investment. As a result, Cloudary Corporation became a direct wholly owned subsidiary of Shanda Investment.

Since June 2009, in an effort to further expand our online and offline businesses, Shanghai Hongwen, our affiliated PRC entity in China, has acquired or established the following entities:

•	In June 2009, Shanghai Hongwen established Tianjin Jushi Wenhua Book Distribution Co., Ltd., or Jushi, which operates offline publishing and distribution businesses. Shanghai Hongwen currently holds a 79.32% equity interest in Jushi.

•	In June 2009, Shanghai Hongwen acquired an additional equity interest through further capital contribution in Hong Xiu and increased our equity interest from 60% to 71%.

•	In June 2009, Shanghai Hongwen acquired a 51% equity interest in Tianjin Huawen Tianxia Book Co., Ltd., or Huawen, one of the most influential private entities engaging in offline publishing businesses in China.

•	In November 2009, Shanghai Hongwen acquired rongshuxia.com by setting up a new entity, Tianjin Rongshuxia Information Technology Co., Ltd., or Rongshuxia. Shanghai Hongwen currently holds a 51% equity interest in Rongshuxia.

•	In March 2010, Shanghai Hongwen acquired the offline publishing and distribution business of Beijing Zhongzhi Bowen Book Co., Ltd. by setting up a new entity, Tianjin Zhongzhi Bowen Book Co., Ltd., or Zhongzhi. Shanghai Hongwen currently holds a 51% equity interest in Zhongzhi.

•	In March 2010, Shanghai Hongwen entered into a series of agreements to acquire a 70% equity interest in Suzhou Jingwei Network Technology Co., Ltd., or Suzhou Jingwei, which operates xxsy.net, a leading Chinese online literature website catering mainly to female readers. Pursuant to the acquisition agreements, the assets and business of Suzhou Jingwei were transferred to Xiaoxiang Shuyuan (Tianjin) Culture Development Co., Ltd., or Xiaoxiang Shuyuan, which is a new entity established by Shanghai Hongwen and the existing shareholders of Suzhou Jingwei in June 2010. Shanghai Hongwen currently holds a 70% equity interest in Xiaoxiang Shuyuan.

•	In May 2010, Shanghai Hongwen acquired readnovel.com, a leading Chinese online literature website catering mainly to younger readers, by setting up a new entity, Beijing Wangwen Xinyue Technology Co., Ltd., or Wangwen. Shanghai Hongwen currently holds a 55% equity interest in Wangwen.

•	In June 2010, Shanghai Hongwen acquired tingbook.com, an online audio book platform, by setting up a new entity, Tianjin Shengda Tianfang Tingshu Information Technology Co., Ltd., or Tianfang Tingshu. Shanghai Hongwen currently holds a 60% equity interest in Tianfang Tingshu.

•	In July 2010, Shanghai Hongwen entered into a series of agreements to acquire a 53.5% equity interest in Shanghai Cuilong Culture Communication Co., Ltd., or Shanghai Cuilong, which operates zubunet.com, a digital journal website. Pursuant to the acquisition agreements, the assets and business of Shanghai Cuilong were transferred in November 2010 to Tianjin Yueduwang Technology Co., Ltd., or Yueduwang, which is a new entity established by Shanghai Hongwen and the existing shareholders of Shanghai Cuilong. Shanghai Hongwen currently holds a 53.5% equity interest in Yueduwang.

•	In March 2011, Shanghai Hongwen set up a new entity, Beijing Shanda New Classics Film & TV Culture Co., Ltd., or Shanda New Classics, to which we intend to license adaptation rights of the literary works on our websites to produce movie and television scripts. Shanghai Hongwen currently holds a 51% equity interest in Shanda New Classics.

•	In May 2011, Shanghai Hongwen set up a new entity, Zhejiang Huayun Digital Technology Co., Ltd., or Huayun Digital, which distributes digital magazines and literary works on our websites to end users via cable television companies. Shanghai Hongwen currently holds a 61% equity interest in Huayun Digital.

The relevant agreements to acquire equity interests in Huawen, Rongshuxia, Zhongzhi, Wangwen, Tianfang Tingshu, Xiaoxiang Shuyuan and Yueduwang contain a general provision which calls for the parties, prior to or in the event of our initial public offering, to engage in good faith discussions and enter into new agreements under which the non-controlling shareholders of these acquired entities may exchange their remaining interests into our shares or options to acquire our shares. At the time of negotiating these transactions, such provisions were intended to provide liquidity for the non-controlling shareholders with respect to their remaining interests in such entities should our shares become publicly listed. In addition, certain non-controlling shareholders of these acquired entities remain the key employees of such entities, including Xiaoxiang Shuyuan, Tianfang Tingshu, Wangwen as well as two of our offline businesses, Huawen and Zhongzhi. Also, under the agreements to acquire the equity interests in Wangwen and Tianfang Tingshu in 2010, we may be required to purchase the remaining equity holdings from the non-controlling shareholders if we fail to complete this offering within an agreed-upon time period or fail to reach agreement on other terms.

In March 2010, Shanda Literature Singapore Pte. Ltd. was incorporated in Singapore as a wholly owned subsidiary of Cloudary Holdings Limited with the strategy to expand our online literature business into international markets.

In this prospectus, “our websites” refers to, unless the context otherwise requires, our six original literature websites and zubunet.com, which is operated by Yueduwang, tingbook.com, which is operated by Tianfang Tingshu and yzsc.com.cn, which is operated by Shanghai Hongwen. Our six original literature websites include:

•	qidian.com, which is operated by Xuanting. In this prospectus, unless the context otherwise requires, all operating data and information in respect of qidian.com are presented to include the operating data and information of its sister websites that are operated by Xuanting such as qdmm.com;

•	readnovel.com, which is operated by Wangwen;

•	hongxiu.com, which is operated by Hong Xiu;

•	xs8.cn, which is also operated by Hong Xiu;

•	xxsy.net, which is operated by Xiaoxiang Shuyuan; and

•	rongshuxia.com, which is operated by Rongshuxia.

Our Corporate Structure

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access, the distribution of online literary or other content and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate online literature business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting the online literature business. Since we are a Cayman Islands company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiary is eligible to hold a license to operate online literature business in China.

To comply with the PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Shengting, Shanghai Hongwen, and Shanghai Hongwen’s shareholders, through which we exercise effective control over the operations of Shanghai Hongwen and its subsidiaries and receive economic benefits generated from shareholders’ equity interests in this entity.

The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries as of the date of this prospectus.

(1)	Shanghai Hongwen is our consolidated affiliated entity established in China and each of Ms. Dongxu Wang and Mr. Mingfeng Chen owns 50% of the equity interest in Shanghai Hongwen. Ms. Dongxu Wang is an employee of Shanda Interactive and Mr. Mingfeng Chen is an employee of our company.

(2)	We do not consolidate Jinjiang but share in its profit or loss through our 50% equity interest in this entity.

(3)	We do not consolidate Zhejiang Huayun Digital Technology Co., Ltd. as we do not have control over its operations but share in its profit or loss through our 61% equity interest in this entity.

After the completion of this offering, Shanda Investment and public investors will have          % and          % of the total voting power of our shares, respectively, and          % and          % of the economic interest of our shares, respectively. The following diagram illustrates our corporate and ownership structure, the place of formation and the ownership interests of our subsidiaries immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

The following is a summary of the key agreements currently in effect among Shengting, Shanghai Hongwen and the shareholders of Shanghai Hongwen:

•	Loan Agreements. Shengting entered into a loan agreement with each of the shareholders of Shanghai Hongwen, namely Ms. Dongxu Wang and Mr. Mingfeng Chen, in August 2008, which was amended and restated in February 2011 in connection with the increased capital of Shanghai Hongwen. Under these loan agreements, Shengting has granted an interest-free loan of RMB5.0 million to each of Ms. Dongxu Wang and Mr. Mingfeng Chen solely for their capital contributions to Shanghai Hongwen. The loans shall become payable when Shengting requests repayment. Shengting may request repayment of the loans with 30 days’ advance notice and may require the loans to be repaid in cash or in other forms, but the shareholders of Shanghai Hongwen may not repay all or any part of the loans without Shengting’s prior written request.

•	Exclusive Call Option Agreement. Shanghai Hongwen and its shareholders entered into an exclusive call option agreement with Shengting in 2008. Pursuant to this agreement, Shengting and any third party designated by it have the exclusive right to purchase from the shareholders of Shanghai Hongwen all or any part of their equity interests in Shanghai Hongwen at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shengting may exercise such option at any time during the term of the agreement until it has acquired all equity interests of Shanghai Hongwen, subject to applicable PRC laws. Moreover, under the 2008 exclusive call option agreement, neither Shanghai Hongwen nor its shareholders may take actions that could materially affect Shanghai Hongwen’s assets, liabilities, operation, equity and other legal rights without the prior written approval of Shengting, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, Shanghai Hongwen’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreement is for an initial term of 20 years and renewable upon Shengting’s request. The agreement was amended and restated in March 2011.

•	Business Operation Agreement. Shengting entered into a business operation agreement with Shanghai Hongwen and its shareholders in March 2011. Under this agreement, Shanghai Hongwen must designate the candidates nominated by Shengting to be the directors on its board of directors, and must appoint the persons recommended by Shengting to be its general manager, financial controller and other senior management. Moreover, Shenghai Hongwen agreed that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of Shengting. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than RMB0.1 million; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under this agreement to a third party. The agreement is for an initial term of 20 years and renewable upon Shengting’s request. Shengting may terminate the agreement at any time by providing 30 days’ advance written notice to Shanghai Hongwen and to each of its shareholders. Neither Shanghai Hongwen nor any of its shareholders may terminate this agreement prior to its expiration date.

•	Exclusive Technology Consulting and Service Framework Agreement. Shengting and Shanghai Hongwen entered into an exclusive technology consulting and service framework agreement in March 2011. Under this agreement, Shanghai Hongwen and its subsidiaries agreed to engage Shengting as its exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, Shanghai Hongwen will pay to Shengting service and consulting fees determined based on the service fee bills provided by Shengting. Shengting will exclusively own any intellectual property arising from the performance of this agreement. The agreement is for an initial term of 20 years and renewable upon Shengting’s request. Shengting may terminate the agreement at any time by providing 30 days’ advance written notice to Shanghai Hongwen. Shanghai Hongwen may not terminate this agreement prior to its expiration date.

•	Share Pledge Agreement. The shareholders of Shanghai Hongwen entered into a share pledge agreement with Shengting in August 2008, which was amended and restated in March 2011. Under the share pledge agreement, the shareholders of Shanghai Hongwen pledged all of their equity interests in Shanghai Hongwen to Shengting as collateral for all of their payments due to Shengting and to secure performance of all obligations of Shanghai Hongwen and its shareholders under the above loan agreements, exclusive call option agreement, exclusive technology consulting and service framework agreement and the business operation agreement. The pledge shall remain effective until all obligations under such agreements have been fully performed. Shanghai Hongwen is prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without Shengting’s prior written consent, neither shareholder of Shanghai Hongwen may transfer any equity interests in Shanghai Hongwen. If any event of default as provided for therein occurs, Shengting, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements.

•	Power of Attorney. Each shareholder of Shanghai Hongwen executed an irrevocable power of attorney in March 2011 to appoint Shengting as the attorney-in-fact to act on his or her behalf on all matters pertaining to Shanghai Hongwen and to exercise all of his or her rights as a shareholder of Shanghai Hongwen, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, financial controller and other senior management of Shanghai Hongwen. The power of attorney is irrevocable and continually valid as long as the principal is the shareholder of Shanghai Hongwen. These powers of attorney superseded the share entrustment agreement the parties executed in 2008, under which Ms. Dongxu Wang and Mr. Mingfeng Chen acknowledged that they are nominee shareholders of Shanghai Hongwen on behalf of Shengting.

As a result of these contractual arrangements and various operational agreements, we are considered the primary beneficiary of Shanghai Hongwen and its subsidiaries as we have the power to direct activities of these entities and, under our sole discretion, can receive substantially all economic interests in these entities. Accordingly, we consolidate the results of operations of Shanghai Hongwen and its subsidiaries in our financial statements.

In the opinion of our PRC legal counsel, Zhong Lun Law Firm, the ownership structure and the contractual arrangements among our PRC subsidiary, and Shanghai Hongwen and/or its shareholders comply with, and immediately after this offering, will comply with, current PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, PRC governmental authorities may ultimately take a view that is inconsistent with the opinion of Zhong Lun Law Firm. See “Risk Factors — Risks Relating to Our Corporate Structure.”

After the completion of this offering, Shanda Investment will have more than 50% of the total voting power of our ordinary shares and we will be a “controlled company” within the meaning of the NYSE rules. Moreover, Mr. Tianqiao Chen, our chairman, currently also serves as the chairman, chief executive officer and president of Shanda Interactive and a director of Shanda Games Limited and Ku6, subsidiaries of Shanda Interactive. Ms. Qianqian Luo, our director, currently also serves as a non-executive director of Shanda Interactive.

USE OF PROCEEDS

Based upon an assumed initial offering price of US$           per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus), we estimate that we will receive net proceeds from this offering of approximately US$           million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional ADSs, we will receive approximately US$           million. A US$1.00 increase (decrease) in the assumed initial offering price would increase (decrease) the net proceeds to us from this offering by US$           million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•	approximately US$ million to finance our business expansion, including for the purposes of content acquisitions, and sales and marketing initiatives;

•	approximately US$ million to prepay all of our outstanding long-term borrowings from Shanda Interactive and its affiliates as of June 30, 2011 in the amount of RMB435,713,466; and

•	the remaining amount to fund working capital as well as for other general corporate purposes, including financing potential strategic acquisitions and investments.

In using the proceeds of this offering, as an offshore holding company, under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We intend to invest the proceeds of this offering into our PRC subsidiary and thereafter convert such proceeds into Renminbi promptly upon completion of relevant PRC government registration or receipt of the relevant approval. If we provide funding to our PRC subsidiary through capital contributions or loans, we will need to increase our PRC subsidiary’s approved registered capital and total investment amount, which requires approval from the MOFCOM or its local branches. Such approval process typically takes 30 to 90 days, and sometimes longer, from the time the MOFCOM or its local branches receive the application documents. If we provide funding to a PRC subsidiary through loans, we will also need to register such loans with SAFE, which usually requires no more than 20 working days to complete. We cannot assure you that we will be able to complete these government registrations or obtain the relevant approvals on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest-bearing debt instruments or bank deposits.

The foregoing represents our current intentions with respect of the use and allocation of the net proceeds to us from this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of our proceeds from this offering in a manner other than as described in this prospectus.

DIVIDEND POLICY

We have never declared or paid dividends on our ordinary shares, and we do not have any plan to declare or pay any dividends on our ordinary shares in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Regulation — Regulation of Foreign Currency Exchange and Dividend Distributions.”

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our Class B ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class B ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2011:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all Series A preference shares into 11,313,150 Class A ordinary shares immediately following the completion of this offering;

•	on a pro forma as-adjusted basis to give effect to (i) the above, (ii) the issuance and sale of Class B ordinary shares in the form of ADSs by us in this offering and (iii) the prepayment of outstanding loans in the amount of US$67.4 million using the proceeds of this offering, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2011
			Pro Forma as
	Actual	Pro Forma	Adjusted
	US$	US$	US$
	(in thousands)

Debt:
Long-Term Debt (unsecured)	67,411	67,411
Series A preference shares
Series A-1 convertible preference shares (US$0.01 par value; 3,916,393 shares authorized; 3,916,393 shares issued and outstanding)	7,952	—
Series A-2 convertible preference shares (US$0.01 par value; 7,396,757 shares authorized; 7,396,757 shares issued and outstanding)	15,072	—
Total Series A preference shares	23,024	—
Ordinary shares
Class A ordinary shares, par value US$0.01 per share, 488,686,850 shares authorized; 250,000,000 shares issued and outstanding	2,576	2,689
Class B ordinary shares, par value US$0.01 per share, 500,000,000 shares authorized; shares issued and outstanding on a pro forma basis; shares issued and outstanding on a pro forma as-adjusted basis(1)	—	—
Additional paid-in capital(2)	3,293	26,204
Accumulated other comprehensive income	1,051	1,051
Accumulated deficits	(25,907)	(25,907)
Total Cloudary Corporation shareholders’ equity (deficits)	(18,987)	4,037

Total Capitalization	71,448	71,448

(1)	Excludes 20,329,350 Class B ordinary shares issuable upon the exercise of options outstanding as of June 30, 2011.

(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of $ per ADS, the mid-point of the estimated range of the initial public offering price, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$ million on an as adjusted basis, after deducting the estimated underwriting discounts and commissions, estimated offering expenses and placement fee payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class B ordinary share is substantially in excess of the pro forma as-adjusted net tangible book value per ordinary share.

Our net tangible book value as of June 30, 2011 represents a negative balance of approximately US$32.9 million, or approximately US$0.13 per ordinary share or US$           per ADS. Net tangible book value represents the amount of our total consolidated assets, excluding intangible assets and goodwill, less the amount of our total consolidated liabilities. The pro forma net tangible book value represents our net tangible book value after giving effect to (i) the conversion of all of our outstanding preference shares into Class A ordinary shares immediately following the completion of this offering and (ii) the prepayment of our outstanding loans in the amount of US$67.4 million using the proceeds of this offering. The pro forma as-adjusted net tangible book value represents the pro forma net tangible book value after giving effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$           per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Dilution is determined by subtracting the pro forma as-adjusted net tangible book value per ordinary share from the assumed initial public offering price of US$           per ordinary share, which is based on the mid-point of the estimated range of the initial public offering price.

Without taking into account any other changes in net tangible book value after June 30, 2011, other than to give effect to (i) our sale of the ADSs offered in this offering at the initial public offering price of US$           per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the conversion of all of our outstanding preference shares into Class A ordinary shares immediately following the completion of this offering and (iii) the prepayment of our outstanding loans in the amount of US$67.4 million using the proceeds of this offering, our pro forma as-adjusted net tangible book value as of June 30, 2011 would have been US$           million, or US$           per ordinary share, including Class B ordinary shares underlying our outstanding ADSs, and US$           per ADS. This represents an immediate increase in the pro forma net tangible book value of US$           per ordinary share and US$           per ADS to the existing shareholder and an immediate dilution in the pro forma net tangible book value of US$           per ordinary share and US$           per ADS to investors purchasing ADSs in this offering.

The following table illustrates this dilution:

	Per Ordinary Share	Per ADS

Assumed initial public offering price per Class B ordinary share	US$	US$
Net (negative) tangible book value as of June 30, 2011
Pro forma net tangible book value after giving effect to (i) the conversion of all of our outstanding preference shares into Class A ordinary shares and (ii) the prepayment of our outstanding loans
Pro forma as-adjusted net tangible book value after giving effect to (i) the conversion of all of our outstanding preference shares into Class A ordinary shares, (ii) the prepayment of our outstanding loans and (iii) our sale of the ADSs offered in this offering

Dilution in pro forma as-adjusted net tangible book value to new investors in this offering

The following table summarizes, on the pro forma as-adjusted basis described above, the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us as of June 30, 2011, the total consideration and the average price per ordinary share/ADS paid by our existing shareholders and new investors after deducting estimated underwriting discounts and commissions and the estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option granted to the underwriters to purchase additional ADSs.

	Ordinary Shares						Average Price per	Average Price
	Purchased			Total Consideration			Ordinary Share	per ADS
	Number	Percent		Amount	Percent

Existing shareholder			%	US$		%	US$	US$
New investors				US$			US$	US$

Total		100.0%		US$	100.0%		US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$           per ADS would increase (decrease) our pro forma as-adjusted net tangible book value by US$           million, or by US$           per Class B ordinary share and US$           per ADS, and the dilution in pro forma as-adjusted net tangible book value to new investors in this offering by US$           per Class B ordinary share, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The pro forma as-adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering to be determined at pricing.

The preceding discussion and tables assume no exercise of options to purchase ordinary shares outstanding as of June 30, 2011. As of June 30, 2011, there were 20,329,350 Class B ordinary shares issuable upon exercise of options to purchase ordinary shares. To the extent outstanding options are exercised, new investors will experience further dilution.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.4635 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On          , 2011, the daily exchange rate reported by the Federal Reserve Board was RMB           to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)

2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8172
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.6703	6.6000	6.8330
2011
Six-month period ended June 30, 2011	6.4635	6.5257	6.4628	6.6364
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4965	6.4913	6.5073
June	6.4635	6.4746	6.4628	6.4830
July	6.4360	6.4575	6.4360	6.4720
August (through August 5, 2011)	6.4401	6.4367	6.4337	6.4401

(1)	Annual averages and averages for the six-month period ended June 30, 2011 were calculated by using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages were calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. Certain disadvantages, however, accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States and the potential lack of standing by Cayman Islands companies to sue in the federal courts of the United States.

Our organizational documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted and substantially all of our assets are located in China. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our special Cayman Islands counsel, and Zhong Lun Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation. However, Conyers Dill & Pearman has advised us that it is uncertain whether a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws would be enforceable in the Cayman Islands because a Cayman Islands court may determine that such judgment is in the nature of a “penalty” and therefore not subject to enforcement proceedings as a debt.

Zhong Lun Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the periods and as of the dates indicated is qualified in their entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The selected consolidated statements of operations data and selected consolidated cash flow data presented below for the fiscal years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data and selected consolidated statements of cash flow data presented below for the six months ended June 30, 2010 and 2011 and the selected consolidated balance sheet data as of June 30, 2011 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2008 has been derived from our unaudited condensed consolidated financial statements which are not included in this prospectus.

We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Our audited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm.

We have not included financial information for the years ended December 31, 2006 and 2007 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Our historical results are not necessarily indicative of our results to be expected for any future period.

Consolidated Statements of Operations Data:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net revenues:
Online business	52,976	98,629	207,543	32,110	80,423	184,705	28,577

Offline business	—	35,922	185,471	28,695	66,972	126,727	19,606

Total net revenues	52,976	134,551	393,014	60,805	147,395	311,432	48,183

Cost of revenues:
Online business	(46,816)	(85,459)	(171,616)	(26,552)	(68,550)	(118,847)	(18,387)

Offline business	—	(22,533)	(156,523)	(24,216)	(52,799)	(103,286)	(15,980)

Total cost of revenues	(46,816)	(107,992)	(328,139)	(50,768)	(121,349)	(222,133)	(34,367)

Gross profit	6,160	26,559	64,875	10,037	26,046	89,299	13,816

Operating expenses:
Product development	(467)	(2,588)	(6,024)	(932)	(1,871)	(4,619)	(715)
Sales and marketing	(20,045)	(72,083)	(69,765)	(10,793)	(29,493)	(48,383)	(7,485)
General and administrative	(10,612)	(28,679)	(62,169)	(9,618)	(26,300)	(48,865)	(7,560)
Total operating expenses	(31,124)	(103,350)	(137,958)	(21,343)	(57,664)	(101,867)	(15,760)

Gain on bargain purchase	—	—	7,398	1,144	6,500	—	—

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Loss from operations	(24,964)	(76,791)	(65,685)	(10,162)	(25,118)	(12,568)	(1,944)
Interest income	2,172	870	1,805	279	534	2,090	323
Interest expense to related parties	—	—	(3,155)	(488)	(865)	(2,286)	(354)
Other income (expenses), net	636	(324)	2,223	344	599	137	21

Loss before income tax benefit and equity in earning (loss) of affiliated company	(22,156)	(76,245)	(64,812)	(10,027)	(24,850)	(12,627)	(1,954)
Income tax benefit (expense)	(253)	1,157	5,485	848	1,450	(3,706)	(573)
Equity in earning (loss) of affiliated company	(95)	585	2,849	441	1,232	2,148	332

Net loss	(22,504)	(74,503)	(56,478)	(8,738)	(22,168)	(14,185)	(2,195)

Net loss attributable to non-controlling interests	398	1,078	11,684	1,808	3,270	5,987	926

Net income attributable to redeemable non-controlling interests	—	—	(77)	(12)	(21)	(1,165)	(180)

Net loss attributable to Cloudary Corporation	(22,106)	(73,425)	(44,871)	(6,942)	(18,919)	(9,363)	(1,449)

Series A preference shares redemption value accretion	—	—	(510)	(79)	—	(3,342)	(517)

Net loss attributable to Cloudary Corporation’s ordinary shareholder	(22,106)	(73,425)	(45,381)	(7,021)	(18,919)	(12,705)	(1,966)

Net loss per share attributable to Cloudary Corporation’s ordinary shareholder
Basic and diluted	(0.09)	(0.29)	(0.18)	(0.03)	(0.08)	(0.05)	(0.01)

Weighted average ordinary shares used in per share calculation
Basic and diluted	250,000,000	250,000,000	250,000,000		250,000,000	250,000,000

Pro forma basic and diluted income/(loss) per share attributable to Cloudary Corporation’s ordinary shareholders (unaudited)(1)			[ ]	[ ]		[ ]	[ ]

Pro forma weighted average ordinary shares used in per share calculations (unaudited)(1) — Basic and diluted			[ ]			[ ]

Consolidated Balance Sheets Data:

	As of December 31,				As of June 30,		As of June 30,
	2008	2009	2010		2011		2011
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)						Pro forma	Pro forma(2)

Total current assets	111,753	228,924	493,083	76,287	496,461	76,810	496,461	76,810
Total assets	140,234	331,332	813,936	125,928	835,332	129,238	835,332	129,238
Total current liabilities	174,478	82,934	201,866	31,232	237,327	36,718	237,327	36,718
Total liabilities	175,807	389,426	665,654	102,987	698,651	108,092	698,651	108,092
Redeemable convertible preferred shares	—	—	149,574	23,141	148,815	23,024	—	—
Redeemable non-controlling interests	—	—	25,296	3,914	26,747	4,138	26,747	4,138
Total Cloudary Corporation shareholder’s deficit	(37,390)	(90,029)	(116,409)	(18,010)	(123,696)	(19,138)	25,119	3,886
Non-controlling interests	1,817	31,935	89,821	13,897	84,815	13,122	84,815	13,122
Total shareholder’s deficit	(35,573)	(58,094)	(26,588)	(4,114)	(38,881)	(6,016)	109,934	17,008

Total liabilities and shareholder’s deficit	140,234	331,332	813,936	125,928	835,332	129,238	835,332	129,238

(1)	For a description of the pro forma adjustments used to calculate pro forma loss per share for the year ended December 31, 2010, see “Note 27 — Unaudited Pro Forma Loss Per Share for Conversion of Series A Preferred Shares and Prepayment of Long-Term Borrowings” to our consolidated financial statements included elsewhere in this prospectus.

For a description of the pro forma adjustments used to calculate pro forma loss per share for the six months ended June 30, 2011, see “Note 21 — Unaudited Pro Forma Balance Sheet and Loss Per Share for Conversion of Series A Preferred Shares and Prepayment of Long-Term Borrowings” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)	Pro forma basis reflects the conversion of all outstanding Series A preference shares on a one-for-one basis into an aggregate of 11,313,150 Class A ordinary shares immediately following the completion of this offering.

Consolidated Statements of Cash Flow Data:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash used in operating activities	(5,220)	(75,500)	(99,795)	(15,440)	(98,393)	(86,519)	(13,386)
Net cash used in investing activities	(28,303)	(118,494)	(45,449)	(7,032)	(18,389)	(21,907)	(3,389)
Net cash provided by financing activities	—	300,000	305,641	47,287	202,774	980	152
Effect of exchange rate changes on cash	6	(6)	(2,149)	(332)	445	143	21
Net increase/(decrease) in cash and cash equivalents	(33,517)	106,000	158,248	24,483	86,437	(107,303)	(16,602)
Cash and cash equivalents at the beginning of year	68,875	35,358	141,358	21,870	141,358	299,606	46,354
Cash and cash equivalents at the end of year	35,358	141,358	299,606	46,354	227,795	192,303	29,752

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest online community-driven literary platform in China. Our platform comprises an expanding library of original and copyrighted third-party literary works and a large and highly engaged community of users which can be monetized across multiple media formats and devices. Our platform includes six original literature websites covering a wide array of genres which in the aggregate attracted an average of approximately 69 million monthly unique visitors in the first half of 2011, according to monthly statistical reports issued by iResearch. Since our inception to June 30, 2011, approximately 1.4 million authors had created over 5.4 million literary works on our websites.

Our online Chinese literature community is widely recognized as the leading destination for online literature in China. According to the iResearch report, five of our six original literature websites are among the top ten most visited Chinese literature websites, based on the amount of user time spent in 2010. In 2010, we had over 71.5% of China’s online literature market in terms of revenues and 60.6% of the market in terms of user time spent, according to the iResearch report. Our qidian.com is the largest Chinese original literature website, with 43.4% of China’s online literature market in terms of revenues in 2010, according to the iResearch report. We believe our large and highly engaged online community creates a natural network effect that attracts China’s aspiring and established authors, thereby helping to perpetuate its relevance and growth.

We offer a comprehensive and continually expanding library of original literary works covering a wide array of genres, from fantasy, wuxia (a genre of Chinese fiction concerning the adventures of martial artists and knight errant), science fiction and mystery to romance. The title of one of our fantasy novels published on our website, Dou Po Cang Qiong, was the most searched term on baidu.com during April 2011, ahead of NBA, Taobao, Youku and QQ, according to Baidu Search Ranking. One of our literary works, The Desolation of the Ancient Path at Yangguan, was selected as reading test material for China’s college entrance exam in 2008. Our online literature library, consisting of literary works generated by our online community, had over 5.4 million titles as of June 30, 2011. In the first half of 2011, an average of 58 million Chinese characters were uploaded daily to this library. In addition, we offered over 84,600 audio book chapters and more than 1,010 electronic magazines on our platform as of June 30, 2011. Further, as of June 30, 2011, more than 270 third-party content providers, including publishers and authors, had agreed to make more than 41,370 copyrighted books available on our platform. Our library is also complemented by our offline publishing business, which in 2010 published two of the top three bestselling literature books in China, according to Openbook.

We currently offer free as well as paid premium content. We generate revenues primarily by charging users for viewing paid content on our websites and using our community tools and through revenue-sharing arrangements with other distribution channel providers, including e-reader and wireless carriers. We license certain content rights to online games companies and television and film studios and also sell advertisements on our websites. We generate revenues from our offline publishing business by selling books through chain and online bookstores and wholesalers.

Factors Affecting Our Results of Operations

Our business and results of operations are subject to general economic conditions and conditions affecting the PRC literature industry in general, including growth of Internet usage and penetration rate, government policies and initiatives affecting the Internet industry, and the competition environment. Our results of operations will continue to be affected by such general factors.

Our results of operations are also directly affected by a number of company-specific factors, including:

•	Expansion of Our User Base. Our success in generating revenues, especially revenues from online paid users and advertising services, largely depends on our ability to maintain and expand the user base of our online community. The size and quality of our user base directly affects the effectiveness of our advertising services and our monetization potential. Our user base helps us attract aspiring authors and offer high quality content, which drive the online traffic and transactions originated from our content. Our net revenues from online advertising and online paid users have increased significantly from 2008 to 2010, largely due to the growth of our user base and corresponding ability to attract advertisers. Our registered users increased from 28.0 million as of December 31, 2008 to 38.0 million as of December 31, 2009 and from 72.1 million as of December 31, 2010 to 86.2 million as of June 30, 2011.

•	Conversion of Registered Users to Active Paying Users. Further growth of our revenues generated from online paid users will depend upon our ability to convert our registered users into active paying users and increase the portion of active paying users among our registered users. Our net revenues from online paid users increased from RMB37.4 million in 2008 to RMB54.2 million in 2009 and to RMB103.6 million (US$15.8 million) in 2010, representing a growth of 45.0% and 91.3%, respectively. Such growth was primarily driven by the corresponding increase in the number of active paying users. We had an aggregate of 86.2 million registered users as of June 30, 2011, among which only 1.6% spent money in the second quarter of 2011. Given that only a small fraction of our registered users currently are active paying users, we believe significant growth potential in online paid users service exists.

•	Offering of More Popular Content. We derived a substantial majority of our net revenues directly from monetizing our literary content, including (i) charging users to view paid content on our websites and to use our community tools, (ii) revenue-sharing arrangements with other distribution channel providers, (iii) licensing certain content rights to online games companies and television and film studios, and (iv) offline publishing. Our future growth depends significantly on our ability to source more popular content that appeals to our readers and other content users. Popular content enables us to deliver a differentiated and engaging experience for our users and readers and helps us generate additional content-based revenues.

•	Effective Control of Copyright Licensing Cost. Copyright licensing cost has historically accounted for the biggest portion of our online cost of revenues and accounted for 67.1%, 60.1%, 59.2% and 48.9% of our net online revenues in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively. Our ability to effectively control copyright licensing cost has affected and will continue to affect significantly our gross profit and profitability. We acquire or license the copyrights of popular literary content either at a fixed price or through revenue-sharing arrangements with authors and third-party content providers. Due to the improving monetization prospects of original literary content, we expect to make more premium payments in order to retain popular authors. As a result, we expect our copyright licensing cost to increase on an absolute basis as we expand our literary content library. However, given our industry leading market share and the expanding content monetization channels available on our platform, we believe we have the ability to control the overall percentage of revenues that we will pay to our authors.

•	Management of Offline Sales and Collection Cycle. Our ability to effectively manage and shorten the selling and collection cycle for our offline business will significantly affect the sales and inventory risks for our offline business. Under the sales model that is generally adopted in the publishing business in China, we need to deliver books to chain and online bookstores and wholesalers with no or limited upfront payments and receive payments based on the sales orders confirmed by both parties. The wholesalers and bookstores are permitted to return unsold books to us. As a result, we have a relatively long selling and collection cycle, which generally ranges from three to eight months depending on the internal management of the bookstores or wholesalers, that requires us to make significant resource commitments prior to realizing revenues. Therefore, we face inventory risks in connection with the books that the bookstores or wholesalers are unable to sell. We must assess the marketability of our offline books in order to increase sales, shorten the selling cycles and reduce inventory risks.

•	Relationship with Third-Party Channels. We rely heavily on third-party channels to generate revenues from our wireless service and offline business. In 2008, 2009, 2010 and the six months ended June 30, 2011, approximately 2.6%, 31.0%, 62.6% and 64.4%, respectively, of our net revenues were attributable to wireless service and offline business through third-party channels. Such percentage increased significantly from 2008 to 2009 primarily because we commenced our offline business in 2009. In 2010, our net revenues attributable to third-party channels further increased primarily due to the rapid growth of both our wireless service and offline businesses. We intend to increase our revenues by cooperating with these third-party channel providers. Particularly, we plan to continue to expand our distribution channels by strengthening our relationships with wireless carriers, third-party online portals, cable television companies, chain and online bookstores and wholesalers and manufacturers of personal computers, mobile phones, mobile tablets and e-readers.

Revenues

Revenues from online business primarily consist of revenues generated from (i) online paid users, (ii) wireless service, (iii) online advertising, and (iv) copyright licensing. Revenues from offline business are primarily generated from sales of books and other publications through chain and online bookstores and wholesalers.

Our net revenues are stated net of discounts, rebates, returns, business tax and surcharges. The following table sets forth a breakdown of revenues, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2008		2009		2010			2010		2011
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)

Online business:
Online paid users	37,360	70.5	54,157	40.3	103,610	16,030	26.4	39,102	26.5	79,525	12,304	25.5
Wireless service	1,392	2.6	5,763	4.3	60,415	9,347	15.4	21,873	14.8	73,702	11,403	23.7
Online advertising	2,953	5.6	19,749	14.7	21,098	3,264	5.4	9,201	6.3	15,246	2,359	4.9
Copyright licensing	6,342	12.0	12,424	9.2	17,620	2,726	4.5	8,444	5.7	10,730	1,660	3.4
Others(1)	4,929	9.3	6,536	4.9	4,800	743	1.2	1,803	1.3	5,502	851	1.8

Net online revenues	52,976	100.0	98,629	73.4	207,543	32,110	52.9	80,423	54.6	184,705	28,577	59.3
Net offline revenues(2)	—	—	35,922	26.6	185,471	28,695	47.1	66,972	45.4	126,727	19,606	40.7

Net revenues	52,976	100.0	134,551	100.0	393,014	60,805	100.0	147,395	100.0	311,432	48,183	100.0

(1)	Primarily consists of revenues generated from revenue-sharing arrangement with third-party web game operators.

(2)	We started our offline publishing business in 2009.

Online Business

Online Paid Users Service

We generate net revenues from charging users for purchasing the premium content on our websites. We charge about RMB2-5 cents per 1,000 Chinese characters for our premium content. We also generate a small portion of net revenues from selling various community tools, including virtual gifts, to our online users to connect with each other and to provide encouragement and support to their favorite authors. We either pay a fixed price for our content upfront or share revenues with authors or other content providers when the content is monetized. Our users conduct transactions on our websites through their registered accounts. Registered users may recharge their accounts by purchasing pre-paid cards, through online bank transfers or by charging their credit cards or mobile phone accounts.

We believe the most significant factors that directly affect revenues from our online users’ payment include:

•	Number of active paying users. “Active paying user” refers to a user who makes an online payment at least once, as shown from such user’s account, to access premium content or to purchase community tools on our websites in a given quarter. The aggregate number of active paying users for all of our six literature websites in a given quarter equals the sum of active paying users for each such six websites. As an individual may spend money on more than one of our websites, we may count such user more than once in such calculation.

Our active paying users in the fourth quarter of 2008, 2009 and 2010 increased from 340,149 to 420,645 and to 950,625, respectively, representing a CAGR of 67.2%. We had 0.7 million and 1.4 million active paying users in the second quarter of 2010 and 2011, respectively.

•	Average net revenue per active paying user. The average net revenue per active paying user reflects the average consumption of our literary content and community tools by each online paid user in a given quarter. The average net revenue per active paying user in the fourth quarter of 2008, 2009 and 2010 was RMB27.3, RMB30.5 and RMB34.8, respectively. The average net revenue per active paying user increased to RMB32.7 in the second quarter of 2011 from RMB31.7 in the second quarter of 2010.

Further growth of revenues generated from online paid users service will depend upon our ability to convert our registered users into active paying users. We plan to grow our user base and increase the number of active paying users through greater brand awareness of our individual websites, expanding our content offering and improving user experience.

Wireless Service

Net revenues from wireless service are derived primarily from revenue-sharing arrangements with third-party mobile operators, including China Mobile. We make available a selection of content accessible through mobile operators in exchange for a percentage share of the fees paid by mobile users. Mobile users typically purchase literary content on a monthly basis or purchase such content by chapter or by book. The percentage of the fees that we received from mobile operators remained stable since the first quarter of 2010 when we commenced the revenue-sharing arrangements with third-party mobile operators and we expect such percentage to remain stable in the foreseeable future. To a lesser extent, we charge mobile users for viewing premium content on the wireless application protocol, or WAP, either through our own websites or revenue-sharing arrangements with other distribution channels. Such WAP operators and mobile operators are collectively referred to as wireless carriers in this prospectus.

We believe the most significant factors that directly affect revenues from wireless service include:

•	Number of titles made available to mobile users. As of June 30, 2010 and 2011, an aggregate of 15,263 and 30,604 titles, respectively, were available to mobile users. As of December 31, 2010, an aggregate of 23,020 titles were available to mobile users.

•	Average net revenue per title. The average net revenue per title reflects the average contribution to our net revenues in a given period by each title we offered to the wireless carriers. The average net revenue per title for our wireless service was RMB2,625 in 2010. The average net revenue per title increased to RMB2,408 in the first half of 2011 from RMB1,433 in the first half of 2010 primarily because our titles attracted more readers on an average basis.

Online Advertising

We derive online advertising revenues through selling various advertising solutions on our websites to advertising agencies or directly to advertisers. The most popular formats are display advertisements such as banner advertisements. Display advertising space is sold on a static basis (i.e., based on the amount of time that an advertisement is displayed) or a dynamic basis (i.e., based on the number of times an advertisement is viewed or a game is registered).

A majority of our advertisers purchase our online advertising services through advertising agencies. As is customary in the advertising industry in China, we pay commissions, typically in the form of rebates, to advertising agencies and recognize revenues net of these rebates. We also sell advertisements directly to the end-advertisers.

We believe the most significant factors that directly affect our online advertising revenues include:

•	Number of advertisers. The number of our online advertisers increased from 59 in 2008 to 122 in 2009 and to 147 in 2010, representing a CAGR of 57.8%. The number of advertisers that used our online advertising services decreased to 113 in the first half of 2011 from 135 in the first half of 2010, primarily because our advertising agencies focused their selling efforts on advertising clients that can contribute more revenues and did not renew the contracts with the advertisers who contributed lower revenues in 2010.

•	Average net revenue per advertiser. The average net revenue per advertiser grew from RMB50,041 in 2008 to RMB161,874 in 2009 and moved to RMB143,524 in 2010, representing a CAGR of 69.4%. The decrease in the average net revenue per advertiser from 2009 to 2010 was primarily due to the increase in the number of advertisers. In the first half of 2010 and 2011, the average net revenue per advertiser was RMB68,154 and RMB134,917, respectively.

Advertising revenues are significantly influenced by overall advertising spending in China, the portion devoted to Internet advertising, and our share of the overall Internet advertising market, which depends primarily on the number of users attracted by our websites and the amount of time these users spend on such websites.

We expect net revenues from our online advertising services to increase as we launch our in-application advertising services. We have started a pilot project to provide in-application advertising services on two of our literature websites. We develop our literary works into applications, which are available to readers for free. We generate revenues by placing advertisements in such applications. We intend to rely primarily on our internal sales and marketing team to market in-application advertising services directly to end-advertisers.

Copyright Licensing

We derive revenues from licensing our content for use in a variety of media formats. We acquire or license from the authors all or part of the copyrights of popular literary works. We license such copyrights, either at fixed prices or through revenue-sharing arrangements, to content users who develop interactive games, television series or movies based on the storylines of such works or publish offline books. Under the relevant licensing agreements, we typically grant content users an exclusive right to utilize our content for a specific purpose over a multiple-year period.

We believe the most significant factors that directly affect our copyright licensing revenues include:

•	Number of copyright licensing titles. The number of copyright licensing titles increased from 101 in 2008 to 201 in 2009 and to 314 in 2010, representing a CAGR of 76.3%. There were 122 and 328 copyright licensing titles that contributed to our revenues from copyright licensing in the first half of 2010 and 2011, respectively.

•	Average price per copyright licensing title. The average price per copyright licensing title was RMB62,793 in 2008, RMB61,809 in 2009 and RMB56,114 in 2010. The average price per copyright licensing title was RMB69,213 and RMB32,712 in the first half of 2010 and 2011, respectively. The decrease in the average price per copyright licensing title from 2008 to 2010 and from the first half of 2010 to the first half of 2011 was primarily because we licensed more titles to offline book publishers, for which we usually charge lower licensing fees compared to the fees we charge for the development of games, television series or movies.

Copyright licensing revenues are significantly influenced by overall entertainment spending in China, the popularity of our literary content and its market potential.

Offline Business

We generated revenues from selling our offline publications to chain and online bookstores and wholesalers, typically pursuant to long-term agreements. We deliver the books substantially on consignment basis and only receive payments from the bookstores and wholesalers based on sales orders confirmed by both parties. As is customary in the publishing industry in China, we pay commissions to the bookstores and wholesalers, typically in the form of rebates and discounts, and recognize revenues net of these rebates and discounts. In addition, the bookstores and wholesalers are permitted to return to us unsold books without incurring any penalties.

Our results of operations are significantly affected by our ability to grow our offline business by leveraging our brand name and the popularity of our content sourcing and aggregation capabilities.

We believe revenues from our offline business are directly affected by the following factors:

•	Number of books we sell and collect payment for. We sold and collected payment for 3.5 million and 18.3 million books in 2009 and 2010, respectively. The number of books we sold and collected payment for increased to 12.0 million in the first half of 2011 from 6.2 million in the first half of 2010;

•	Retail prices for our books; and

•	Rebates and discounts we offer to chain and online bookstores and wholesalers.

Our offline results of operations are subject to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual offline revenues than other quarters of the year. In addition, we recognize revenues upon settlement with the chain and online bookstores and wholesalers. We may not be able to reliably estimate the timing of the books that are sold to the end customers before settlement with the chain and online bookstores and wholesalers. As a result, comparisons of our offline revenues and results of operations between different periods within a single year or between different periods in different years are not necessarily indicative of our offline performance.

We expect net revenues generated from offline revenues to continue to grow in absolute amounts as we increase sales of popular titles and expand our offline distribution channels but to decrease as a percentage of net revenues due to the faster growth of our online business. The retail prices for our books vary depending on each book’s production cost and its market potential. In general, we expect the retail prices for our books and the rebates and discounts we offer to chain and online bookstores and wholesalers to remain relatively stable in 2011.

Cost of Revenues

Our total cost of revenues accounted for 88.4%, 80.3%, 83.5% and 71.3% of our total net revenues in 2008, 2009, 2010 and the first half of 2011, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of net revenues for our online and offline businesses, respectively, for the periods presented.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2008		2009		2010			2010		2011
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)

Online business
Net online revenues	52,976	100.0	98,629	100.0	207,543	32,110	100.0	80,423	100.0	184,705	28,577	100.0

Cost of revenues
Copyright licensing cost	35,537	67.1	59,238	60.1	122,831	19,004	59.2	49,184	61.2	88,980	13,767	48.2
Salaries and benefits	6,633	12.5	15,434	15.6	26,009	4,024	12.5	11,827	14.7	16,700	2,584	9.0
Platform fees	1,832	3.5	3,559	3.6	5,144	796	2.5	2,479	3.1	2,205	341	1.2
Bandwidth and data center service fees	50	0.1	397	0.4	1,771	274	0.9	283	0.4	3,995	618	2.2
Depreciation and amortization	1,395	2.6	2,525	2.6	5,445	842	2.6	1,790	2.2	2,880	445	1.5
Others(1)	1,369	2.6	4,306	4.3	10,416	1,612	5.0	2,987	3.7	4,087	632	2.2

Subtotal	46,816	88.4	85,459	86.6	171,616	26,552	82.7	68,550	85.2	118,847	18,387	64.3
Offline business(2)
Net offline revenues	—	—	35,922	100.0	185,471	28,695	100.0	66,972	100.0	126,727	19,606	100.0

Cost of revenues
Book production cost	—	—	17,875	49.8	117,345	18,155	63.3	41,650	62.2	79,643	12,322	62.8
Salaries and benefits	—	—	2,551	7.1	7,595	1,174	4.1	3,229	4.8	4,352	673	3.4
Inventory write-down	—	—	324	0.9	25,548	3,953	13.8	5,392	8.0	15,289	2,365	12.1
Depreciation and amortization	—	—	517	1.4	2,253	349	1.2	910	1.4	1,336	207	1.1
Others(1)	—	—	1,266	3.5	3,782	585	2.0	1,618	2.4	2,666	413	2.1

Subtotal	—	—	22,533	62.7	156,523	24,216	84.4	52,799	78.8	103,286	15,980	81.5

Total cost of revenues	46,816		107,992		328,139	50,768		121,349		222,133	34,367

(1)	Primarily consist of office, travel and communication expenses attributable to our online or offline professional editors.

(2)	We started our offline publishing business in 2009.

Online Business

Cost of revenues relating to our online business primarily consists of copyright licensing cost, salaries and benefits for our professional editors, platform fees, depreciation and amortization and other costs attributable to online professional editors.

Copyright Licensing Cost.  Copyright licensing cost represents the fees we pay to authors to acquire or license all or part of the copyrights in their literary works. We typically acquire or license the copyrights at a fixed fee or pursuant to revenue-sharing arrangements, under which the author receives royalties based on sales and other forms of monetization of the work. To optimize the return on our copyright licensing expenditures, we decide the scope and pricing for a copyright license based on (i) the popularity of the author, (ii) monetization potential of the content, and (iii) licensing opportunities presented by the content.

Salaries and Benefits.  Salaries and benefits cost for our online business primarily comprise compensation to the online professional editors. We expect costs associated with salaries and benefits to increase as we continue to expand our operations and hire more professional editors. Our professional editors for online business increased from 42 as of December 31, 2008 to 119 as of December 31, 2009 to 159 as of December 31, 2010. Although our professional editors for online business decreased to 149 as of June 30, 2011, we expect our editor team for the online business to increase in 2011.

Platform Fees.  Platform fees consist of (i) costs related to various outsourced platform services, including online billing, user authentication, customer service and data support services, and (ii) other expenses related to leasing and holding of servers and other equipment, bandwidth fees, server and equipment maintenance fees and software rental fees associated with our use of these platform services. Platform fees constituted approximately 3.5%, 3.6%, 2.5% and 1.2% of our net online revenues in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively.

We outsource a majority of our platform services to third-party or affiliated service providers, including Shanda Networking. We pay such service providers a fee based upon a fixed percentage of our revenues.

Bandwidth and data center service fees.  Bandwidth and data center service fees are the fees we pay to third-party service providers for telecommunications services and for hosting our servers at their Internet data centers. We expect our bandwidth and data center service fees to increase on an absolute basis primarily due to increased needs for bandwidth and data centers to support the growth of our user traffic on our websites.

Depreciation and Amortization.  We include in our cost of revenues (i) depreciation expense for servers and other equipment that are directly related to our online business operations and technical support, and (ii) amortization costs for certain intangible assets in connection with the acquisition of our websites. Our amortization costs increased significantly from 2009 to 2010 as we acquired four online websites in 2010.

Offline Business

Cost of revenues relating to our offline business primarily consists of publication cost, salaries and benefits for our offline professional editors, inventory write-downs, amortization and other costs attributable to offline professional editors.

Book Production Cost.  Book production cost represents the fees we pay to authors to acquire or license all or a portion of the copyrights to their literary works and the paper and printing cost we pay to third-party printers and suppliers. We compensate authors of our offline publications through royalties which vary with the track record of the author, the nature of the publication and its anticipated sales potential. We make advances against future royalties for popular authors.

Salaries and Benefits.  Salaries and benefits cost for our offline business primarily comprises compensation to our offline professional editors. We expect costs associated with salaries and benefits to increase as we continue to expand our operations and hire more professional editors. Our professional editors for offline business increased from 55 as of December 31, 2009 to 72 as of December 31, 2010. Although the number of our offline editors decreased slightly to 68 as of June 30, 2011, we expect our team of editors for the offline business to increase in 2011.

Inventory Write-Downs.  Inventory write-downs consist of the provisions for our offline publications that remain unsold for a period of time or damaged while in our possession. Inventory write-downs constituted approximately 0.9% and 13.8% of our net offline revenues in 2009 and 2010, respectively, reflecting our short operating history in 2009 and the acquisition of Tianjin Zhongzhi Bowen Book Co., Ltd., or Zhongzhi, in 2010.

Depreciation and Amortization.  Depreciation and amortization primarily include amortization costs for certain intangible assets in connection with the acquisition of our offline publishing companies. Our depreciation and amortization costs increased significantly from 2009 to 2010 as we acquired an offline publishing company in 2010.

Operating Expenses

Operating expenses consist of (i) sales and marketing expenses, (ii) general and administrative expenses, and (iii) product development expenses. The following table sets forth the components of operating expenses, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2008		2009		2010			2010		2011
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)

Net revenues	52,976	100.0	134,551	100.0	393,014	60,805	100.0	147,395	100.0	311,432	48,183	100.0

Operating expenses:
Sales and marketing	20,045	37.9	72,083	53.6	69,765	10,793	17.8	29,493	20.0	48,383	7,486	15.5
General and administrative	10,612	20.0	28,679	21.3	62,169	9,618	15.8	26,300	17.8	48,865	7,560	15.7
Product development	467	0.9	2,588	1.9	6,024	932	1.5	1,871	1.3	4,619	715	1.5

Total operating expenses	31,124	58.8	103,350	76.8	137,958	21,343	35.1	57,664	39.1	101,867	15,760	32.7

Sales and Marketing.  Sales and marketing expenses primarily consist of (i) advertising and promotion expenses, (ii) salaries, employee benefits, and other headcount-related expenses associated with the sales and marketing of our online and offline businesses, (iii) shipping and handling expenses associated with our offline publishing business, (iv) service fees for handling online payment and marketing pre-paid cards, and (v) office expenses, including depreciation. Although our sales and marketing expenses will increase as we further expand our business and promote our brand, we expect sales and marketing expenses as a percentage of net revenues to decrease over time.

General and Administrative.  General and administrative expenses primarily consist of (i) salaries, employee benefits, share-based compensation and other headcount-related expenses associated with the administration of our business, (ii) travel and communication expenses attributable to our general and administrative staff, (iii) costs of third-party professional services, (iv) compensation to the selling shareholders of certain of our acquired entities who became our employees after the relevant acquisition, and (v) other expenses, including general office expenses and rental and depreciation expenses. Our general and administrative expenses in 2008, 2009, 2010 and the six months ended June 30, 2011 included share-based compensation expenses that were incurred in connection with awards to our employees granted by Shanda Games Limited under its 2008 Equity Compensation Plan and by Shanda Interactive under its 2005 Equity Compensation Plan.

We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a public company, including costs of enhancing our internal controls.

Product Development.  Product development expenses consist of salaries, employee benefits and other headcount-related costs associated with the development and maintenance of our software, platform and websites, outsourced platform and website development expenses, as well as travel, communication and other expenses attributable to our product development personnel. Costs incurred for the development of the platform prior to the establishment of technological feasibility is expensed when incurred. We expect our product development costs to increase in the near term as we continue to expand our product development team to develop new service offerings on our platform.

Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on assessable profits since the beginning of 2008.

PRC

On March 16, 2007, the Chinese government enacted the new Enterprise Income Tax Law, or the New EIT Law, and promulgated the New EIT Law Implementation Regulations. Both the New EIT Law and the New EIT Law Implementation Regulations became effective on January 1, 2008. Under the New EIT Law and the New EIT Law Implementation Regulations foreign invested enterprises incorporated in the PRC, such as Shengting, and domestic companies, such as Shanghai Hongwen and its subsidiaries, are subject to a uniform income tax rate of 25%.

In addition, under the New EIT Law and the New EIT Law Implementation Regulations, enterprises organized under the laws of jurisdictions outside the PRC whose “de facto management bodies” are located in China are considered PRC resident enterprises for tax purposes and will be subject to the uniform 25% enterprise income tax rate on their global income. The term “effective management and control” is generally defined as exercising substantial and overall management and control over the production, operation, personnel, accounting and assets of an enterprises. A substantial majority of our senior management team as well as the senior management team of Cloudary Holdings Limited are located in China. If we or Cloudary Holdings Limited is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — We may be subject to PRC income tax on our worldwide income if we were considered a PRC ‘resident enterprise’ under the New EIT law.”

The New EIT Law and the New EIT Law Implementation Regulations provide that PRC-sourced income of foreign enterprises, such as dividends or interest paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between mainland China and Hong Kong, such dividend withholding tax rate is reduced to 5% and interest withholding rate is reduced to 7% if a Hong Kong resident enterprise owns over 25% equity interest in the PRC company distributing the dividends or paying the interest. Dividends or interest payments of Shengting, which is our PRC subsidiary directly held by our Hong Kong subsidiary Cloudary Holdings Limited, will, upon approval from the local tax authority, benefit from the applicable reduced withholding tax rate under the special arrangement between mainland China and Hong Kong. However, if Cloudary Holdings Limited is not considered to be the beneficial owner of any such payments, such payments would be subject to withholding tax at a rate of 10% rather than a preferential rate. See “Risk Factors — Risks Related to Doing Business in China — The New EIT Law may affect the availability of preferential tax rates under the special tax arrangement between Hong Kong and mainland China on dividends and interest to be paid by our PRC subsidiary.”

Non-Controlling Interest

Non-controlling interest represents the income or loss of our consolidated subsidiaries which is attributable to the non-controlling shareholders of our subsidiaries.

Share-Based Compensation Expenses

Certain of our officers, directors and employees have received (i) options to purchase ordinary shares of Shanda Interactive granted by Shanda Interactive to our directors, officers and employees and officers, directors and employees of Shanda Interactive who were engaged in the online literature business prior to the reorganization and who subsequently became our employees following the reorganization; (ii) restricted Class A ordinary shares and options to purchase Class A ordinary shares of Shanda Games Limited granted by Shanda Games Limited to our officers, directors and employees and officers, directors and employees of Shanda Interactive who were engaged in the online literature business prior to the reorganization and who subsequently became our employees following the reorganization; and (iii) options to purchase our Class B ordinary shares granted to officers, directors, employees and consultants under our 2010 Equity Compensation Plan.

In November 2010, we adopted our 2010 Equity Compensation Plan to attract, motivate, retain and reward employees, directors, officers, advisors or consultants of our company. Under the 2010 Equity Compensation Plan, we granted options to selected employees and non-employee consultants to acquire Class B ordinary shares of our company at an exercise price as determined by the board or the administrator appointed by the board at the time of grant. A maximum of 25,500,000 Class B ordinary shares may be issued under the 2010 Equity Compensation Plan.

All our options will be exercisable only if the option holder continues his or her employment through each vesting date. Those option awards expire in six years. One-fourth of the options will vest each year over a four year period starting from the date of the grant. Furthermore, for all options granted, no options shall become exercisable before our initial public offering.

For option awards granted to our employees under the 2010 Equity Compensation Plan, we are responsible for determining the fair value of our ordinary shares at the respective grant dates, which requires us to make complex and subjective judgments regarding our projected financial and operating results, our business risks, the liquidity of our ordinary shares and our operating history and prospects at the time the grants were made.

In determining the fair value of our ordinary shares in each grant date, we relied in part on a valuation report prepared by an independent appraiser based on data we provided. The valuation report provided us with guidelines in determining the fair value, but the determination was made by our management.

In determining the fair value of our ordinary shares as of each valuation date, we applied a discounted cash flow analysis to determine our equity value and applied the option pricing method to allocate the equity value among the ordinary shares, Series A preference shares and stock options. In allocating the equity value among the ordinary shares, Series A preference shares and stock options, we considered conversion, redemption and liquidation scenarios and their respective dates and probabilities based on management’s best estimates, to derive a probability-weighted equity allocation. We treated our ordinary shares and Series A preference shares as call options on the equity value, with exercise prices based on the redemption preference, liquidation preference and conversion threshold of the Series A preference shares.

We used the income approach/discounted cash flow method as the primary approach and market approach as a cross-check to derive the fair value of our equities. We applied the discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation date. The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions we used in deriving the fair value of our equities include:

•	no significant contingent liabilities, unusual contractual obligations or substantial commitments;

•	no significant pending or threatened litigation involving us as of the valuation date;

•	no violations of any regulations or laws by us;

•	no redundant assets as of the valuation date other than those identified by the appraiser and disclosed;

•	no significant change in our business model;

•	management information is on a consolidated basis; and

•	the book values of non-operating assets and total debt approximate their fair values.

These assumptions are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account systemic risks and company-specific risks. The capital asset pricing model is a model for pricing securities that adds an assumed risk premium rate of return to an assumed risk-free rate of return. Using this method, we determined the appropriate discount rates to be 20% as of December 1, 2010 and January 27, 2011.

We also applied a discount for lack of marketability, or DLOM, to reflect the fact that, at the time of the grants, we were a closely-held company and there was no public market for our ordinary shares. To determine the DLOM, we and the independent appraiser used the Black-Scholes option pricing model and assumed the completion of the initial public offering by December 31, 2011. Pursuant to the Black-Scholes option pricing model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the DLOM. Based on the foregoing analysis, we used a DLOM of 10% to discount the value of our ordinary shares as of December 1, 2010 and January 27, 2011, respectively. It was concluded that fair value of our equities as a going concern was US$473 million as of both December 1, 2010 and January 27, 2011. The fair value per ordinary share was equivalent to US$1.80 as of both December 1, 2010 and January 27, 2011.

The fair value per ordinary share was determined to be RMB12.02 per share (equivalent to US$1.80) as of January 27, 2011 or the same as that as of December 1, 2010 because of the following reasons and facts:

•	There was no significant change in the macroeconomic, regulatory environment and industry prospects during the less-than-two-month period;

•	There was no significant change in our business or operations during the period; and

•	Our financial performance in this period was consistent with the financial forecast made for December 1, 2010.

Assumptions used in the Black-Scholes option pricing model in determining the fair value of option awards granted to our officers, directors, employees and consultants in December 2010 and January 2011 are presented below. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements.

	Options Granted in 2010	Options Granted in 2011

Exercise price	US$1.80	US$1.80
Fair value of ordinary shares	US$1.80	US$1.80
Risk-free interest rates (%)(1)	1.897%-2.322%	1.800%-2.387%
Expected dividend yield(2)	0%	—
Expected volatility (%)(3)	50%-55%	55%-60%
Fair value per option at grant date	US$0.76-US$0.85	US$0.79-US$0.89

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The dividend yield was estimated based on our expected dividend policy over the expected term of the options. We have no history or expectation of paying dividends on our ordinary shares.

(3)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of our ordinary shares for a period equal to the expected term preceding the grant date.

The following table sets forth the options granted under our 2010 Equity Compensation Plan that were outstanding as of June 30, 2011.

			Weighted-Average	Fair Value of	Weighted-Average
	Options	Exercise	Fair Value	Ordinary	Intrinsic Value	Type of
Date of Option Grant	Granted	Price	of Options	Shares	per Option	Valuation
		(US$)	(US$)	(US$)	(US$)

December 1, 2010	11,000,750	1.80	0.81	1.80	0.0	Retrospective
January 27, 2011	9,328,600	1.80	0.84	1.80	0.0	Retrospective

Total	20,329,350

No share-based compensation expense was recorded in the six months ended June 30, 2011 on the stock options as the performance condition of our initial public offering is not considered probable until it occurs.

As of June 30, 2011, there was RMB77.8 million unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested options granted by us to our employees. If an initial public offering or change in control had occurred as of June 30, 2011, compensation costs of RMB18.3 million would have been recognized immediately and the remaining costs would have been recognised through a remaining weighted average period of 2.3 years.

As of June 30, 2011, there was RMB19.2 million unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested options granted by the Company to the employees of Shanda Interactive and other related companies. The options granted to the employees of Shanda Interactive and other related companies are measured at fair value at the grant date and that amount will be recognized as a dividend distributed to Shanda Interactive.

Internal Control Over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2010. As defined in standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting.

The material weaknesses identified related to (i) insufficient resources with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues, and to prepare and review financial statements and related disclosure under U.S. GAAP, and (ii) lack of standard procedures and inadequate period end review to ensure consistency of application of accounting policies. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting weakness and significant deficiency in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy the identified material weaknesses in connection with preparation of our consolidated financial statements, we have adopted several measures to improve our internal control over financial reporting. For example, we have hired an internal control manager who has extensive experience in internal procedures and internal controls over financial reporting. In addition, we plan to, among others, (i) further increase the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting departments, (ii) update the current enterprise resource development system, (iii) continue to provide our accounting staff with U.S. GAAP training and (iv) update the existing accounting manual to ensure consistency of application of accounting policies. We also plan to adopt a standalone U.S. accounting policy and manual and develop comprehensive quarterly closing procedures that require certain documentation and records to be completed and reviewed. We expect to complete the measures above in second half of 2012 and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors — Risks Related to Our Business— If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be materially and adversely affected, and investor confidence as well as the trading price of our ADSs may decline significantly.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Variable Interest Entities

The PRC government regulates Internet access, the distribution of online literary or other content and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that operate online literature businesses. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting an online literature business.

In order to comply with these regulations, we conduct all of our businesses through a series of contractual arrangements entered into among our wholly owned subsidiary, Shengting, our affiliated PRC entity, Shanghai Hongwen, and Shanghai Hongwen’s shareholders, who are employees of Shanda Interactive and our company. Shanghai Hongwen’s subsidiaries hold certain of the licenses and approvals to operate the online literature business in China. Shanghai Hongwen and its subsidiaries own the substantial majority of our physical and tangible assets. The capital of Shanghai Hongwen is funded by us and recorded as interest-free loans to the two shareholders of Shanghai Hongwen. Such loans for capital injection are eliminated with the capital of Shanghai Hongwen during consolidation. As of December 31, 2009 and 2010, the outstanding amount of the loans was RMB1.0 million. In addition, Shengting provides technology consulting and services to Shanghai Hongwen in exchange for fees, determined based on the nature and time of the services and the revenues of Shanghai Hongwen. Shengting has the right to appoint the board of directors and key executives and to approve material transactions to be entered into by Shanghai Hongwen. The shareholders of Shanghai Hongwen pledged all of their equity interests in Shanghai Hongwen to Shengting as collateral for all of their payments under these arrangements. As a result of such contractual arrangements, Shengting is considered the primary beneficiary of Shanghai Hongwen and we consolidate the results of operations of Shanghai Hongwen. See “Our History and Corporate Structure — Our Corporate Structure.”

Revenue Recognition

Online Paid Users

We generate revenues from the sale of online premium content to users. Users generally purchase the content by chapter or by book . Once complete, these purchases are non-refundable. Users can pay for their purchases either through the pre-paid cards sold by entities under common control of Shanda Interactive (as discussed below) or through credits directly deposited into their respective accounts which they can make directly on our websites. The purchased content usually has no expiry date unless otherwise stated. Revenues from purchase of online content or other community tools (such as votes and gifts for an author) is recognized at the time of purchase as we do not have any further obligation after providing the content to the user upon purchase and all other criteria for revenue recognition is met.

Prior to the reorganization, Shanda Interactive sold its pre-paid cards, in both virtual and physical forms, to third-party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The users can use the pre-paid cards to pay for accessing various content offered by Shanda Interactive, including to purchase literary content and community tools.

After the reorganization, we entered into agreements with entities that are under common control of Shanda Interactive. Pursuant to a cooperation agreement, we agreed to engage Shanda Networking on an exclusive basis to provide integrated platform and other support services. Pursuant to a sales agency agreement with Shengfutong, we engaged Shengfutong to provide agency services in selling pre-paid cards to third-party distributors and retailers. Pursuant to the sales agency agreement, Shengfutong sells the pre-paid cards to the users, who maintain accounts with Shanda Interactive or its affiliated entities and can use the pre-paid card to access the content offered by Shanda Interactive, including the content and features offered by us. We do not receive any proceeds from the sale of pre-paid cards and, therefore, do not recognize deferred revenue upon the sale of such pre-paid cards. We generate revenues when the users utilize the value of the pre-paid cards to purchase the literary content and community tools provided by us. We receive a statement from Shengfutong on a monthly basis for the revenues we earn through the consumption of pre-paid cards by the users for our content. We have timely access to information relating to user activities which we use to verify the information in the statement received from Shengfutong. Under the agreement, Shengfutong receives a service fee which is equal to an agreed percentage of the value of the pre-paid card consumed by the users. This service fee is recorded as sales and marketing expense.

We have assessed our relationship and arrangements with Shanda Networking and Shengfutong under ASC 605-45 “Principal Agent Considerations” and have concluded that reporting the gross amount equal to the amount that Shengfutong receives from the sale of pre-paid cards to distributors or retailers as revenue recognition basis is appropriate as we are the primary obligor and we fulfill the online premium literary content services desired by users.

Wireless Service

We derive wireless service revenues primarily by providing our literary content to wireless application protocol, or WAP, operators and mobile operators (collectively referred to as “wireless carriers”) pursuant to revenue-sharing arrangements. We upload literary content to the wireless platforms operated by wireless carriers and the royalty right resides with us. The wireless carriers receive a fee from wireless users when they pay for accessing the literary content from their wireless devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis (under which users can access a variety of content offered) or per usage basis (under which our literary content is accessed by users on a per-book or per-chapter basis). We receive a predetermined percentage of the fees earned by the respective wireless carriers.

Besides the wireless services arrangements with WAP operators, we signed a wireless services agreement with a mobile operator in 2010, which represented a substantial portion of our wireless revenues in 2010.

Recognition of revenues under our revenue-sharing arrangements is subject to the availability of usage information from the respective wireless carriers. Revenues earned from the arrangements with WAP operators are recognized in the month in which the services are performed — that is when the content is provided to the end customers by the WAP operators, based on the monthly billing statement received from the WAP operators.

In respect of the arrangements with the mobile operators on a per usage basis, we can access usage of content by wireless users from a platform operated by the mobile operators on a monthly basis.

Under the monthly subscription arrangement with the mobile operators, we upload the literary content to the wireless platforms operated by the mobile operators and there is no interaction of such platforms with our systems when a user downloads the content. In addition, the mobile operators typically do not provide any platform or any other regular information to us. As a result, we are unable to estimate our share of the fees generated by the mobile operator in any given month under the arrangement and must rely on the billing statements provided by the mobile operators to assess the usage of content by wireless users. There normally exists a time lag of three to four months before we receive the billing statement from the mobile operator and we have no visibility into these revenues prior to the receipt of the billing statement. The time lag for receiving billing statements under any new arrangement that we may enter into with the mobile operator in 2011 or thereafter may be different.

Revenues generated from the revenue-sharing arrangements with the mobile operators are therefore recognized in the following ways:

•	When we have timely access to the usage information, such as on the per usage basis, in accordance with ASC 605, revenues are recognized in the period in which services are performed provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The estimate of revenues is based on our analysis of the usage information by wireless users in the relevant period, the contractual rates and any historical adjustments for discrepancies between internally estimated revenues and actual revenues subsequently confirmed by the relevant mobile operator. There were no significant true up adjustments between our analysis of usage information and the statements received during 2010.

•	When we have no timely access to the usage information, such as on the monthly subscription basis, the criteria specified under ASC 605 are not met prior to our receiving the billing statements from the relevant mobile operator, as we cannot reliably determine the revenues earned in that period due to our limited relationship history with the mobile operator and our lacking the information necessary to make a reliable estimate. Accordingly, revenues are recognized in the period in which services are performed only if the billing statements for the related period have been received prior to the issuance of our financial statements. We have applied this policy on a consistent basis.

We have not recognized revenues in 2010 for certain of the wireless services performed in the fourth quarter of 2010 as we had not received the billing statement for such services from the mobile operator prior to the date the consolidated financial statements were available to be issued. Except for any new arrangement that we may enter into with the mobile operator in 2011 or thereafter, we currently do not expect a significant change to the time lag in receiving the billing statements from the mobile operator in the near future, and hence expect to continue to report such revenues from wireless service on a similar time lag basis. Therefore, we expect to record 12 months and three months revenues, respectively, from wireless service in our annual and quarterly financial statements in the near future. However, as we have no control over the timing of the billing statements to be received from the mobile operator, if we receive any billing statements at a time lag different from the current timelines, we will need to record the relevant revenues following the accounting policy as discussed above, which may result in disproportionate revenue recognition.

Shanghai Hongwen and two of its subsidiaries started providing contents to the mobile operator pursuant to a pilot testing program in the second half of 2010, for which the revenue sharing agreements were entered into after successfully completing testing in the second quarter of 2011. In July 2011, these entities received billing statements from the mobile operator for the wireless services rendered by such entities during the second half of 2010 and January 2011 for a total amount of RMB10.8 million. As there was no evidence of an arrangement until the second quarter of 2011 and we did not have sufficient information to estimate the amount of revenues during the pilot testing program, in accordance with the accounting policy stated above, such amount was recorded as revenues along with the related cost of sales (pertaining to revenue sharing arrangements with authors) in the second quarter of 2011.

Revenues recognized under the arrangements with the wireless carriers represent only our shares of the revenues to be received from the wireless carriers and are recorded on a net basis as we are not the primary obligor in such arrangements, nor do we have any contractual relationships with wireless users or have the price setting capabilities. We only provide the content to the wireless carriers.

Revenue-Sharing Arrangements with Authors

We enter into revenue-sharing arrangements with some of our authors for their specific content whereby the authors are entitled to earn a certain percentage of the revenues earned on such content by us through the online and wireless platforms. In addition, authors can convert a paid virtual gift into cash from us at a certain discount to its price. We have assessed our relationship and arrangements with the authors under ASC 605-45 “Principal Agent Considerations” and have concluded that the revenues earned from online and wireless platforms should be presented on a gross basis as we are the primary obligor, have the latitude in establishing price for the services and we fulfill the online premium literary content services desired by the users. The amount payable to the authors under the revenue-sharing arrangement is reported as expense under cost of revenues.

Copyright Licensing

We also generate revenues from sub-licensing the copyrights we obtain from authors to online game companies, television producers, movie studios and traditional offline book publishers for an agreed upon period. Revenues from sub-licensing agreements are recognized when all the following criteria are met: persuasive evidence of an arrangement exists; the content has been delivered or is available for immediate and unconditional delivery and we have no further obligations; the price to the customer is fixed or determinable; and collectability is reasonably assured. Depending on our obligations under the respective agreements, revenues are recognized either upfront upon the beginning of the sub-licensing agreement or over the period of the sub-licensing agreement. Any amount of revenues which are contingent upon future events (for example future revenues generated by using the copyright) are recognized when the contingency is met.

Online Advertising

Advertising revenues are derived from online advertising whereby we allow advertisers to place advertisements on particular areas of our websites, in particular formats and over particular periods of time. Revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectibility is reasonably assured. Revenues for advertising services are recognized net of agency rebates as we are not considered the primary obligor in the arrangements and have not entered into contracts with end advertisers or have the price setting capabilities. In case of advertising arrangements involving multiple deliverables where there is lack of objective and reliable evidence of fair value for each deliverable included in the arrangements, revenues are recognized ratably over the performance period of the last deliverable in the arrangement.

Offline Revenues

We sell our published books through chain and online bookstores and wholesalers (collectively referred to as “distributors”). We enter into sales agreement with each distributor which are generally for a term of one to two years and can be renewed on mutual basis. Prior to entering into the agreement, we perform a credit evaluation of the distributor, and further monitor the credit status of the distributor on a regular basis based on market information and past history.

Following the normal industry practice in China, we provide the books to the distributors substantively on consignment basis. The books are shipped from our warehouse as per the orders placed by the distributors for different titles, under a delivery note which specifies the quantity of the books delivered, the suggested retail price of each title, the discount to be applied on the suggested retail price (as agreed in the sales agreement with the distributor) and the total wholesale price for the books being shipped. A distributor takes title of the books only after the distributor has sold them to end customers or if the books are damaged while in the possession of the distributor. The distributors have an unlimited right to return the books to us at any time and are not invoiced and do not have the obligation to pay for the books when the books are shipped. Accordingly, we have not transferred risk and rewards of the inventory upon shipment to the distributor. Risk and rewards are only transferred when the books are sold to the end customers.

We reconcile the wholesale value of the books shipped to and received by the distributors on a monthly basis. Consistent with the industry practice in China, we and the distributors arrive at a settlement of the individual delivery notes, normally on a first-in-first-out basis, over a period of three to six months from the date of each delivery note. Upon settlement, the distributors confirm the amount to be paid under each delivery note based on the books sold and damaged as of the settlement date and the number of unsold books to be returned to us. After settlement, we issue an invoice to the distributor for the amount to be paid by such distributor, which is a product of the number of books sold and damaged and the discounted per book price specified in the delivery note. The invoice amount is collected from the distributor within the following one to two months.

We generally do not require distributors to make any upfront payments for the shipments. The limited advance payments received are not refundable but can be used to offset future payables of the distributors. The advance payments are shown as advance from customers, and are netted off from the invoice amount at the time of invoicing. The distributors are not contractually obligated to purchase minimum quantities of any books.

Following the industry practice in China and given the extensive sub-distribution network that the distributors operate, the distributors generally are not able to provide real-time information on the conditions of the books — that is when and whether the books are sold or damaged. As a result, the sales information of the books that we have shipped is made available to us only when we and the distributors settle the outstanding delivery notes. Until such settlement, we do not have any information and are not in a position to reliably estimate when the books are sold by the distributors or otherwise damaged as each book is unique.

We have considered the revenue recognition with respect to our offline business under ASC 605 and recognize revenues when all the specified criteria set forth under ASC 605 are met. In accordance with ASC 605, we have determined that while we meet the criteria for revenue recognition at the time when the books are actually sold or damaged by the distributors, namely persuasive evidence of an arrangement, books have been delivered and no other significant obligation is remaining, the amount is determinable and the collection of the revenues is reasonably assured, in the absence of any timely information from the distributors, we cannot determine how many books have been sold until settlement. Further, the Company has no information as to when books are sold or damaged, other than such event occur prior to settlement. Therefore, we must wait until the settlement date when the amount of revenues is fixed or determinable to recognize our revenues as it is only at this time that the distributors provide information on the number of books sold and damaged and agree to return the remaining unsold books.

We have applied the above revenue recognition policy consistently for each reporting period. Therefore, revenues recognized in each month comprise of the revenues arising from all the settlements made in that month, and revenues during a year or a quarter comprise of the revenues arising from all the settlements that have occurred in the 12 months of that year or three months of that quarter, respectively. Accordingly, we believe that there are no time lags in our revenue recognition and there are no disproportionate revenues in any reporting periods for our offline business.

We provide volume-based sales rebates to distributors if they complete a specified cumulative level of sales within an agreed period. Such rebates are accrued in accordance with ASC 605-50 “Customer Payments and Incentives” and are recognized as a reduction of revenues.

Property and Equipment and Intangible Assets

Property and equipment and certain identifiable intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Judgment is required to determine the estimated useful lives of assets and residual values, especially for intangible assets such as brand, copyrights, user list, business relationships, including determining how long the existing intangible assets can provide benefit to us and when new technologies will be introduced at cost-effective price points to replace existing assets. See Note 2(13) and 2(15) to the consolidated financial statements for information on property and equipment and intangible assets. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Impairment of Goodwill and Long-Lived Assets

We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis, or more frequently, if facts and circumstances warrant a review. We make judgments about goodwill whenever events or changes in circumstances indicate that an impairment in the carrying value of goodwill may exist. The timing of an impairment test may result in charges to our statements of operations and comprehensive income in the current reporting period that could not have been reasonably foreseen in prior periods. Application of a goodwill impairment test requires judgment including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. When determining the fair value, we utilize various assumptions, including projection of future cash flows. A change in these underlying assumptions will cause a change in the results of the test and, as such, could cause the fair value to be less than the respective carrying amount. In such event, we would be required to record a charge, which would significantly impact our earnings. More conservative assumptions of the anticipated future benefits from these reporting units could result in impairment charges, which would decrease net income and result in lower asset values on our consolidated balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

No impairment losses were recorded in the years ended December 31, 2008, 2009, 2010 and the six months ended June 30, 2011. See Note 4 to the consolidated financial statements included elsewhere in this prospectus for additional information on goodwill.

Long-lived assets and certain identifiable intangible assets that are held and used in the normal course of business are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

In 2008, 2009, 2010 and the six months ended June 30, 2011, we had no significant impairment charges for long-lived assets.

Income Taxes and Valuation Allowance

We account for income taxes under the provisions of ASC740 (formerly referred to as SFAS No. 109, “Accounting for Income Taxes”), with the required disclosures as described in Note 6 to our consolidated financial statements included elsewhere in this prospectus. Accordingly, we record valuation allowances to reduce our deferred tax assets when we believe it is more likely than not that we will not be able to utilize the deferred tax asset amounts based on our estimates of future taxable income and prudent and feasible tax planning strategies. As of December 31, 2009 and 2010, valuation allowances recognized were RMB16.6 million and RMB26.7 million (US$4.1 million), respectively. Valuation allowances were provided for because it was more likely than not that we would not be able to utilize certain carry forward tax losses generated by some of our subsidiaries. As of December 31, 2009 and 2010, we recorded deferred tax assets, net of valuation allowances, of RMB4.0 million and RMB17.3 million (US$2.7 million), respectively. We do not believe any further valuation allowances to reduce our net deferred tax assets are necessary as we currently anticipate future taxable profits which will allow us to fully utilize our net deferred tax assets in the foreseeable future. If, however, events were to occur in the future which are not currently contemplated, that would not allow us to realize all or part of our net deferred tax assets in the future, an adjustment would result by way of a charge to income tax expense in the period in which such determination was made.

Accounting Standards Codification 740-10-25 (formerly referred to as FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109”), or ASC 740-10-25, prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. We did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011.

Share-Based Compensation

Certain of our officers, directors and employees have received (i) options to purchase ordinary shares of Shanda Interactive granted by Shanda Interactive to our officers, directors and employees and officers, directors and employees of Shanda Interactive who were engaged in the online literature business prior to the reorganization and who subsequently became our employees following the reorganization; (ii) restricted shares and options to purchase ordinary shares of Shanda Games Limited granted by Shanda Games Limited to our officers, directors and employees and officers, directors and employees of Shanda Games Limited who were engaged in the online literature business prior to the reorganization and who subsequently became our employees following the reorganization; and (iii) options to purchase our Class B ordinary shares granted to officers, directors and employees under our 2010 Equity Compensation Plan.

We account for any stock option grants made pursuant to the respective stock option plan in accordance with ASC 718 (formerly referred to as FASB Statement No. 123(R) “Accounting for stock-based compensation”). Under the fair value recognition provision of ASC 718, share-based compensation expense is measured at the grant date based on the fair value of the stock options and is recognized as an expense either on a straight-line basis or a graded-vesting basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We use the Black-Scholes option pricing model to determine the fair value of stock options.

See “— Share-Based Compensation Expenses” for the fair value of the stock options granted under our 2010 Equity Compensation Plan.

Certain of Shanda Interactive’s and Shanda Games Limited’s employees were awarded stock options in January 2011 under our 2010 Equity Compensation Plan on the same terms as our employees.

We did not recognize any compensation expenses in respect of our options granted during the year ended December 31, 2010 and the six months ended June 30, 2011 under our 2010 Equity Compensation Plan as the options are not exercisable until the completion of our initial public offering, which is not considered probable until completed.

Our share-based compensation expenses in relation to the awards granted by Shanda Interactive and Shanda Games Limited totaled RMB71,149, RMB443,000, RMB904,556 (US$139,948) and RMB383,830 (US$59,384) in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively.

See Note 22 to consolidated financial statements for information regarding share-based compensation.

Business Tax and Value-Added Tax

Our PRC subsidiary and our affiliated PRC entity and its subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in China. The applicable business tax rate varies from 3% to 5% and the rate of value added tax is 13%. In the accompanying consolidated statements of operations and comprehensive loss, business tax and related surcharges for revenues derived from online business and value added tax on books sold are deducted from gross receipts to arrive at net revenues.

Inventory Write-Downs

Inventory, consisting principally of paper and books, is stated at the lower of cost, using the weighted average method, or market. The inventory held with distributors is on a consignment basis and is carried as such until sold or returned.

We perform a review of the inventory on a quarterly basis to evaluate for recoverability and make write-downs as appropriate. For the purposes of the review, the total finished goods inventory in warehouse and on consignment is categorized into different groups based on their subjects and the type of readers they target. We determine the historical turnover and the aging of each group of inventory and further assess the market and industry trends and projected demand. We use this information along with a range of progressive rates to determine write-downs on the inventory. We consider the slow moving or non-moving inventory separately and make write-downs for them fully when such inventory is not moving for over a specified period. Any damaged inventory is fully written off immediately.

We recorded write-downs of RMB0, RMB0.3 million, RMB25.5 million (US$3.9 million) and RMB10.1 million (US$1.6 million) on inventory in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively. The write-down results in a new cost basis for the related inventory and such new cost basis is carried forward until such inventory is sold or otherwise disposed of, or assessed subsequently for further write-downs, if any. If and when such reserved inventories are sold, we credit the reserved inventories (which are being carried forward at the new cost basis) and debit the related amount in the cost of goods sold. Determination of inventory write-downs involves significant estimates and judgments such as the progressive rates, turnover and aging and may significantly affect our results of operations if there are any significant changes in these estimates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of our net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have grown rapidly since 2008. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of future performance.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2008		2009		2010			2010		2011
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)

Net revenues:
Online business	52,976	100.0	98,629	73.3	207,543	32,110	52.8	80,423	54.0	184,705	28,577	59.3
Offline business	—	—	35,922	26.7	185,471	28,695	47.2	66,972	45.4	126,727	19,606	40.7

Total net revenues	52,976	100.0	134,551	100.0	393,014	60,805	100.0	147,395	100.0	311,432	48,183	100.0
Cost of revenues:
Online business	(46,816)	(88.4)	(85,459)	(63.5)	(171,616)	(26,552)	(43.7)	(68,550)	(85.2)	(118,847)	(18,387)	(64.3)
Offline business	—	—	(22,533)	(16.8)	(156,523)	(24,216)	(39.8)	(52,799)	(78.8)	(103,286)	(15,980)	(81.5)

Total cost of revenues	(46,816)	(88.4)	(107,992)	(80.3)	(328,139)	(50,768)	(83.5)	(121,349)	(82.3)	(222,133)	(34,367)	(71.3)
Gross profit:
Online business	6,160	11.6	13,170	9.7	35,927	5,558	9.1	11,873	14.8	65,858	10,190	35.7
Offline business	—	—	13,389	10.0	28,948	4,479	7.4	14,173	21.2	23,441	3,626	18.5

Total gross profit	6,160	11.6	26,559	19.7	64,875	10,037	16.5	26,046	17.7	89,299	13,816	28.7
Operating expenses:
Sales and marketing	(20,045)	(37.8)	(72,083)	(53.6)	(69,765)	(10,793)	(17.8)	(29,493)	(20.0)	(48,383)	(7,485)	(15.5)
General and administrative	(10,612)	(20.0)	(28,679)	(21.3)	(62,169)	(9,618)	(15.8)	(26,300)	(17.8)	(48,865)	(7,560)	(15.7)
Product development	(467)	(0.9)	(2,588)	(1.9)	(6,024)	(932)	(1.5)	(1,871)	(1.3)	(4,619)	(715)	(1.5)

Total operating expenses	(31,124)	(58.7)	(103,350)	(76.8)	(137,958)	(21,343)	(35.1)	(57,664)	(39.1)	(101,867)	(15,760)	(32.7)

Gain on bargain purchase	—	—	—	—	7,398	1,144	1.9	6,500	—	—	—	—
Loss from operations	(24,964)	(47.1)	(76,791)	(57.1)	(65,685)	(10,162)	(16.7)	(25,118)	(17.0)	(12,568)	(1,944)	(4.0)
Interest income	2,172	4.1	870	0.6	1,805	279	0.5	534	0.4	2,090	323	0.7
Interest expenses	—	—	—	—	(3,155)	(488)	(0.8)	(865)	(0.6)	(2,286)	(354)	(0.7)
Other income (expenses)	636	1.2	(324)	(0.2)	2,223	344	0.6	599	0.4	137	21	—

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2008		2009		2010			2010		2011
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)

Loss before income tax expenses and equity in earning of affiliated companies	(22,156)	(41.8)	(76,245)	(56.7)	(64,812)	(10,027)	(16.4)	(24,850)	(16.9)	(12,627)	(1,954)	(4.1)
Income tax benefit (expenses)	(253)	(0.5)	1,157	0.9	5,485	848	1.4	1,450	1.0	(3,706)	(573)	(1.2)

Equity in earning (loss) of affiliated companies	(95)	(0.2)	585	0.4	2,849	441	0.7	1,232	0.8	2,148	332	0.7

Net loss	(22,504)	(42.5)	(74,503)	(55.4)	(56,478)	(8,738)	(14.4)	(22,168)	(15.0)	(14,185)	(2,195)	(4.6)

Net loss attributable to non-controlling interests	398	0.8	1,078	0.8	11,684	1,808	3.0	3,270	2.2	5,987	(926)	(2.0)
Net income attributable to redeemable non-controlling interests	—		—		(77)	(12)	—	(21)	—	(1,165)	(180)	(0.4)

Net loss attributable to Cloudary Corporation	(22,106)	(41.7)	(73,425)	(54.6)	(44,871)	(6,942)	(11.4)	(18,919)	(12.8)	(9,363)	(1,449)	(3.0)
Series A preference shares redemption value accretion	—		—		(510)	(79)	(0.1)	—	—	(3,342)	(517)	(1.1)

Net loss attributable to Cloudary Corporation’s ordinary shareholder	(22,106)	(41.7)	(73,425)	(54.6)	(45,381)	(7,021)	(11.5)	(18,919)	(12.8)	(12,705)	(1,966)	(4.1)

Reportable Segments

For 2008, 2009, 2010 and the six months ended June 30, 2011, we had two reportable segments: (i) online business and (ii) offline business. Our online business generated 100% of our net revenues in 2008. The online business segment comprises primarily payments from online users for viewing our premium content, wireless services, online advertising and licensing our proprietary content to other content users. Our net online revenues are stated net of inter-segment eliminations. The offline business segment comprises primarily the sales of our offline publications. We do not allocate operating expenses to the segments. The following table sets forth our net revenues, gross profit and gross margin by segment for the periods indicated.

	For the Year Ended December 31,									For the Six Months Ended June 30,
	2008			2009			2010			2010			2011
	Net	Gross	Gross	Net	Gross	Gross	Net	Gross	Gross	Net	Gross	Gross	Net	Gross	Gross
	Revenues	Profit	Margin	Revenues	Profit	Margin	Revenues	Profit	Margin	Revenues	Profit	Margin	Revenues	Profit	Margin
	RMB	RMB	%	RMB	RMB	%	RMB	RMB	%	RMB	RMB	%	RMB	RMB	%
	(in thousands, except percentages)

Reportable Segments:
Online business	52,976	6,160	11.6	100,051	14,592	14.6	215,694	45,317	21.0	82,158	12,181	14.5	186,926	67,466	35.7
Offline business	—	—	—	35,922	12,048	33.5	185,471	19,574	10.6	66,973	13,865	21.5	126,727	22,011	18.5
Elimination	—	—	—	(1,422)	(81)	—	(8,151)	(16)	—	(1,735)	—	—	(2,222)	(178)	—

Total	52,976	6,160	11.6	134,551	26,559	19.7	393,014	64,875	16.5	147,395	26,046	17.7	311,432	89,299	28.7

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Net Revenues.  Net revenues increased 111.3% to RMB311.4 million (US$48.2 million) in the first half of 2011 from RMB147.4 million in the first half of 2010. This increase was primarily due to the growth of both our online and offline businesses.

•	Online Business. Net revenues generated from our online business increased 129.7% to RMB184.7 million (US$28.6 million) in the first half of 2011 from RMB80.4 million in the first half of 2010, primarily due to the growth of revenues from wireless service and online paid users service.

Net revenues from online business generated through our two existing subsidiaries grew by 87.3% from the first half of 2010 to the same period of 2011, representing 68.4% of the growth of our net revenues from online business. The acquisition of the new websites in 2010 contributed to the remaining growth.

Net revenues from wireless service significantly increased to RMB73.7 million (US$11.4 million) in the first half of 2011 from RMB21.9 million in the first half of 2010 primarily as a result of the increase in the number of titles made available to China Mobile and rapid growth of total fees paid by mobile users to access our literary content through China Mobile’s wireless network. The number of titles made available to China Mobile’s users increased to 26,773 titles in the first half of 2011 from 15,263 titles in the first half of 2010.

Net revenues from online paid users increased 103.4% to RMB79.5 million (US$12.3 million) in the first half of 2011 from RMB39.1 million in the first half of 2010, primarily due to growth of our active paying users which was achieved primarily through organic growth of our existing online business as we continued to offer more paid content that appeal to readers and, to a lesser extent, by acquiring new websites in 2010. Our active paying users grew 92.1% to 1.4 million active paying users in the second quarter of 2011 from 0.7 million active paying users in the second quarter of 2010.

•	Offline Business. Net revenues generated from our offline business increased 89.2% to RMB126.7 million (US$19.6 million) in the first half of 2011 from RMB67.0 million in the first half of 2010, primarily due to the acquisition of Beijing Zhongzhi Bowen Book Co., Ltd., or Zhongzhi, in 2010. Net revenues from our existing two offline companies, Tianjin Jushi Wenhua Book Distribution Co., Ltd., or Jushi, and Tianjin Huawen Tianxia Book Co., Ltd., or Huawen, grew by 37.3% from the first half of 2010 to the same period of 2011 because we successfully marketed more titles in the first half of 2011, contributing to 28.6% of the growth of our net offline revenues in the same period. Zhongzhi contributed to the remaining 71.4% of the growth of our net offline revenues.

Cost of Revenues.  Total cost of revenues increased 83.1% to RMB222.1 million (US$34.4 million) in the first half of 2011 from RMB121.3 million in the first half of 2010. Cost of revenues as a percentage of our net revenues decreased to 71.3% in the first half of 2011 from 82.3% in the first half of 2010.

•	Online Business. Cost of revenues relating to our online business increased 73.4% to RMB118.8 million (US$18.4 million) in the first half of 2011 from RMB68.6 million in the first half of 2010, primarily due to the increase in copyright licensing costs. Copyright licensing costs increased 83.6% to RMB90.3 million (US$14.0 million) in the first half of 2011 from RMB49.2 million in the first half of 2010 due to the overall increase in payments to authors under the revenue-sharing agreements as a result of increased literary works we purchased.

To a lesser extent, the increase in our online cost of revenues reflected increased salaries and benefits for our online professional editors to RMB16.7 million (US$2.6 million) in the first half of 2011 from RMB11.8 million in the first half of 2010, primarily due to the expansion of our online professional editorial team. We had 149 online professional editors as of June 30, 2011 compared to 72 online professional editors as of June 30, 2010.

•	Offline Business. Cost of revenues relating to our offline business increased 95.6% to RMB103.3 million (US$16.0 million) in the first half of 2011 from RMB52.8 million in the same period of 2010, primarily due to increases in book production cost and inventory write-downs.

Book production cost increased 91.2% to RMB79.6 million (US$12.3 million) in the first half of 2011 from RMB41.6 million in the same period of 2010, primarily driven by the increase in the sales volume of our offline books and the increased price of paper and printing for our book production.

Inventory write-downs increased to RMB10.1 million (US$1.6 million) in the first half of 2011 from RMB5.4 million in the first half of 2010, reflecting the increase in inventory balance in line with the expansion of our offline books.

Gross Profit and Gross Margin.  As a result of foregoing, our gross profit significantly increased to RMB89.3 million (US$13.8 million) in the first half of 2011 from RMB26.0 million in the first half of 2010. Our gross margin increased to 28.7% from 17.7% during the same period.

•	Online Business. Gross profit for our online business significantly increased to RMB65.9 million (US$10.2 million) in the first half of 2011 from RMB11.9 million in the first half of 2010. Gross margin for our online business increased to 35.7% from 14.5% during the same period primarily due to decreases in copyright licensing cost and salaries and benefits as percentages of our total online revenues.

•	Offline Business. Gross profit for our offline business increased 62.6% to RMB23.4 million (US$3.6 million) in the first half of 2011 from RMB14.4 million in the first half of 2010. Gross margin for our offline business decreased to 18.5% from 21.2% during the same period primarily due to increases in book production cost and inventory write-downs as percentages of our total offline revenues.

Operating Expenses.  Total operating expenses increased 76.7% to RMB101.9 million (US$15.8 million) in the first half of 2011 from RMB57.7 million in the first half of 2010. Operating expenses as a percentage of our net revenues decreased to 32.7% in the first half of 2011 from 39.1% in the first half of 2010.

•	Sales and Marketing. Sales and marketing expenses increased 64.0% to RMB48.4 million (US$7.5 million) in the first half of 2011 from RMB29.5 million in the first half of 2010, primarily due to (i) a RMB7.7 million (US$1.2 million) increase in salaries and employee benefits arising from increased headcount of our sales and marketing team, (ii) a RMB5.2 million (US$0.8 million) increase in shipping and handling expenses associated with our offline book distribution in line with the increase in the sales volumes of our offline books, and (iii) a RMB1.5 million (US$0.2 million) increase in advertising and marketing costs in line with our overall business growth. As a percentage of our net revenues, sales and marketing expenses decreased to 15.5% in the first half of 2011 from 20.0% in the first half of 2010.

•	General and Administrative. General and administrative expenses increased 85.8% to RMB48.9 million (US$7.6 million) in the first half of 2011 from RMB26.3 million in the first half of 2010, reflecting (i) a RMB9.7 million (US$1.5 million) increase in professional and other expenses including audit, valuation and other professional services fees in connection with this offering, (ii) a RMB5.8 million (US$0.9 million) increase in salaries and employee benefits arising from increased headcount of our administrative staff team, and a RMB3.8 million (US$0.6 million) increase in compensation expenses which were incurred because we recognized a portion of the acquisition consideration for certain of our acquired entities as compensation to the selling shareholders for their continued employment with us after the acquisition. As a percentage of our net revenues, general and administrative expenses decreased to 15.7% in the first half of 2011 from 17.8% in the first half of 2010.

•	Product Development. Product development expenses increased 146.8% to RMB4.6 million (US$0.7 million) in the first half of 2011 from RMB1.9 million in the first half of 2010, primarily due to increases in salaries, employee benefits and other headcount-related expenses and office expenses as we hired additional product development staff and devoted more resources to the development of our websites and services.

Interest Income.  Our interest income significantly increased to RMB2.1 million (US$0.3 million) in the first half of 2011 from RMB0.5 million in the first half of 2010, primarily due to the increase in our bank balances and interest from short-term wealth management products.

Interest Expenses.  We had interest expenses of RMB2.3 million (US$0.4 million) in the first half of 2011 from RMB0.9 million in the first half of 2010, primarily as a result of interest expenses arising from our borrowings from Shanda Interactive and Shanda Networking.

Other Income (Expenses), Net.  Our other income decreased 77.0% to RMB137,734 (US$21,310) in the first half of 2011 from RMB599,154 in the first of 2010 primarily due to a decrease in cash subsidies granted by the local government.

Income Tax Benefit (Expenses).  We had income tax expense of RMB3.7 million (US$0.6 million) in the first half of 2011 because some of our subsidiaries earned profit in the first half of 2011, compared to a income tax benefit of RMB1.4 million in the first half of 2010.

Equity in Earnings of Affiliated Companies.  Our equity in earning of affiliated companies increased 74.3% to RMB2.1 million (US$0.3 million) in the first half of 2011 from RMB1.2 million in the first half of 2010, primarily due to the net income growth of our investee entity, Jinjiang, which operates the online literature website jjwxc.net.

Net Loss.  As a result of the foregoing, we had a net loss of RMB14.2 million (US$2.2 million) in the first half of 2011 compared to a net loss of RMB22.2 million in the first half of 2010.

Net Loss Attributable to Non-Controlling Interests.  Our net loss attributable to non-controlling interests increased to RMB6.0 million (US$0.9 million) in the first half of 2011 from RMB3.3 million in the first half of 2010.

Net Loss Attributable to Cloudary Corporation.  Net loss attributable to our company decreased to RMB9.4 million (US$1.4 million) in the first half of 2011 from RMB19.0 million in the first half of 2010, primarily because our largest website qidian.com became profitable in the first half of 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Net revenues increased 192.1% to RMB393.0 million (US$60.8 million) in 2010 from RMB134.6 million in 2009. This increase was primarily due to the growth of both our online and offline businesses.

•	Online Business. Net revenues generated from our online business increased 110.4% to RMB207.5 million (US$32.1 million) in 2010 from RMB98.6 million in 2009, primarily due to the growth of revenues from wireless service and online paid users service.

Net revenues from online business generated through our two existing subsidiaries grew by 85.2% from 2009 to 2010, contributing to 77.1% of the growth of our net revenues from online business. The acquisition of the new websites in 2010 contributed to the remaining growth.

Net revenues from wireless service significantly increased to RMB60.4 million (US$9.3 million) in 2010 from RMB5.8 million in 2009 as a result of the rapid growth of total fees paid by mobile users to access our literary content through China Mobile’s wireless network as China Mobile commercially launched its wireless central reading station in January 2010.

Net revenues from online paid users increased to RMB103.6 million (US$16.0 million) in 2010 from RMB54.2 million in 2009, primarily due to growth of our active paying users which was achieved primarily through organic growth of our existing online business as we continued to offer more paid content that appeal to readers and, to a lesser extent, by acquiring certain new websites in 2010. Our active paying users grew 126.0% to 950,625 active paying users in the fourth quarter of 2010 from 420,645 active paying users in the fourth quarter of 2009.

•	Offline Business. Net revenues generated from our offline business significantly increased to RMB185.5 million (US$28.7 million) in 2010 from RMB35.9 million in 2009, primarily due to our acquisition in March 2010 of Zhongzhi, which operates a book publishing and distribution business. In addition, this growth reflected the 2010 full-year operations of Jushi, which was established in June 2009 and Huawen, which we acquired in June 2009. The organic growth of our existing offline business also contributed to such significant increase because we successfully marketed more popular titles in 2010.

Cost of Revenues.  Total cost of revenues increased 203.9% to RMB328.1 million (US$50.8 million) in 2010 from RMB108.0 million in 2009. Cost of revenues as a percentage of our net revenues increased to 83.5% in 2010 from 80.3% in 2009.

•	Online Business. Cost of revenues relating to our online business increased 100.7% to RMB171.6 million (US$26.5 million) in 2010 from RMB85.5 million in 2009, primarily due to the significant increase in copyright licensing costs. Copyright licensing costs increased to RMB122.8 million (US$19.0 million) in 2010 from RMB59.2 million in 2009 as a result of the overall increase in payments to authors under the revenue-sharing agreements. In addition, we paid more premium in copyright acquisition or licensing costs in 2010 to retain additional prominent authors.

To a lesser extent, the increase in cost of revenues for our online business reflected the increased salaries and benefits for our online professional editors to RMB26.0 million (US$4.0 million) in 2010 from RMB15.4 million in 2009, primarily due to the expansion of our online professional editor team and the increase in average compensation to our editors. Our online professional editors increased to 159 as of December 31, 2010 from 119 as of December 31, 2009.

•	Offline Business. Cost of revenues relating to our offline business increased significantly to RMB156.5 million (US$24.2 million) in 2010 from RMB22.5 million in 2009, primarily due to increases in book production cost and inventory write-downs.

Book production cost increased to RMB117.3 million (US$18.1 million) in 2010 from RMB17.9 million in 2009, primarily driven by increases in both the sales volumes of our offline books and per-book cost as a result of increases in printing expenses and paper cost.

Inventory write-downs increased to RMB25.5 million (US$3.9 million) in 2010 from RMB0.3 million in 2009, reflecting inventory balance increase as a result of the acquisition of Zhongzhi in 2010 as well as the organic growth of our existing offline business.

Gross Profit and Gross Margin.  As a result of foregoing, our gross profit increased 144.3% to RMB64.9 million (US$10.0 million) in 2010 from RMB26.6 million in 2009. Our gross margin decreased to 16.5% from 19.7% during the same period.

•	Online Business. Gross profit for our online business increased 172.8% to RMB35.9 million (US$5.6 million) in 2010 from RMB13.2 million in 2009. Gross margin for our online business increased to 17.3% from 13.4% during the same period primarily due to the scale effect with respect to salaries and benefits paid to our online professional editors.

•	Offline Business. Gross profit for our offline business increased 116.2% to RMB28.9 million (US$4.5 million) in 2010 from RMB13.4 million in 2009. Gross margin for our offline business decreased to 15.6% from 37.3% during the same period primarily due to the significant increase in inventory write-downs and book production cost as percentages of our total offline revenues.

Operating Expenses.  Total operating expenses increased 33.5% to RMB138.0 million (US$21.4 million) in 2010 from RMB103.4 million in 2009. Operating expenses as a percentage of our net revenues decreased to 35.1% in 2010 from 76.8% in 2009.

•	Sales and Marketing. Sales and marketing expenses decreased 3.2% to RMB69.8 million (US$10.8 million) in 2010 from RMB72.1 million in 2009, primarily due to a RMB28.2 million (US$4.4 million) decrease in advertising and marketing costs, which was partially offset by increases in salaries, employee benefits and other expenses in the amount of RMB8.9 million (US$1.4 million) arising from increased headcount of our sales and marketing team. We incurred significant advertising and marketing costs to promote our brand awareness in 2009 and reduced such activities in 2010 as we decided to rely more on the effect of word-of-mouth and other community-based activities for our marketing and promotion. As a percentage of our net revenues, sales and marketing expenses decreased to 17.8% in 2010 from 53.6% in 2009.

•	General and Administrative. General and administrative expenses increased 116.8% to RMB62.2 million (US$9.6 million) in 2010 from RMB28.7 million in 2009, reflecting a RMB18.0 million (US$2.8 million) increase in salaries and employee benefits and increases in travel, share-based compensation and other expenses arising from increased headcount of our administrative staff team and rental and office expenses as a result of our office space expansion. This increase also reflected an expense of RMB6.3 million (US$1.0 million) incurred in 2010 because we recognized a portion of the acquisition consideration for certain of our acquired entities as compensation to the selling shareholders for their continued employment with us after the acquisition. As a percentage of our net revenues, general and administrative expenses decreased to 15.8% in 2010 from 21.3% in 2009.

•	Product Development. Product development expenses increased 132.7% to RMB6.0 million (US$0.9 million) in 2010 from RMB2.6 million in 2009, primarily due to increases in salaries, employee benefits and other headcount-related expenses and office expenses as we hired additional product development staff and devoted more resources to the development of our websites and services, including our platform.

Gain on Bargain Purchase.  We had a gain on bargain purchase of RMB7.4 million (US$1.1 million) in 2010 because we treated a portion of the acquisition consideration for certain of our acquired entities as compensation to the relevant shareholders for their continued employment with us after the acquisition and therefore reduced the purchase consideration in such acquisitions accordingly.

Interest Income.  Our interest income significantly increased to RMB1.8 million (US$0.3 million) in 2010 from RMB0.9 million in 2009, primarily due to the increase in our bank balances.

Interest Expenses.  We had interest expenses of RMB3.2 million (US$0.5 million) in 2010, primarily as a result of interest expenses arising from our borrowings. We had interest expenses of RMB0 in 2009 because the loan we borrowed from Shanda Networking was interest free.

Other Income (Expenses), Net.  We had other income of RMB2.2 million (US$0.3 million) in 2010 primarily as a result of cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region.

Income Tax Benefit (Expenses).  We had income tax benefit of RMB5.5 million (US$0.8 million) in 2010 compared to RMB1.2 million in 2009. Our effective tax benefit was 8.9% in 2010 as compared to 1.5% in 2009. We recognized more income tax benefit in 2010 primarily due to recognition of deferred tax assets for temporary differences arising in 2010 with respect to our offline business for which we believe realization is probable, which was partially offset by additional current income tax expense for subsidiaries with taxable income.

Equity in Earning of Affiliated Companies.  In connection with the significant growth of our investee entity Jinjiang, which operates the online literature website jjwxc.net, our equity in earning of affiliated companies significantly increased to RMB2.8 million (US$0.4 million) in 2010 from RMB0.6 million in 2009.

Net Loss.  As a result of the foregoing, we had a net loss of RMB56.5 million (US$8.6 million) in 2010 compared to a net loss of RMB74.5 million in 2009.

Net Loss Attributable to Non-Controlling Interests.  Our net loss attributable to non-controlling interests increased to RMB11.7 million (US$1.8 million) in 2010 from RMB1.1 million in 2009.

Net Loss Attributable to Cloudary Corporation.  Net loss attributable to our company decreased to RMB44.9 million (US$6.9 million) in 2010 from RMB73.4 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues.  Net revenues increased 154.0% to RMB134.6 million in 2009 from RMB53.0 million in 2008, reflecting the growth of both of our online business and offline business.

•	Online Business. Net revenues generated from our online business increased 86.2% to RMB98.6 million in 2009 from RMB53.0 million in 2008, reflecting the overall growth of our online business. Net revenues from online advertising services grew to RMB19.7 million in 2009 from RMB3.0 million in 2008 as our websites attracted more advertisers. The number of advertisers increased significantly to 122 as of December 31, 2009 from 59 as of December 31, 2008, representing growth of 107%.

Net revenues from online paid users increased to RMB54.2 million in 2009 from RMB37.4 million in 2008, primarily due to the growth of active paying users on qidian.com and hongxiu.com, which increased to 420,645 active paying users in the fourth quarter of 2009 from 340,149 active paying users in the fourth quarter of 2008.

Net revenues from copyright licensing business increased to RMB12.4 million in 2009 from RMB6.3 million in 2008 because we successfully licensed the online game adaptation rights and other copyrights in several hot titles to third-party licensing partners in 2009. We also achieved rapid growth in our wireless services, net revenues from which increased to RMB5.8 million in 2009 from RMB1.4 million in 2008, because of qidian.com’s success in wireless application protocol, or WAP, services in 2009.

•	Offline Business. We commenced our offline business through the establishment of Jushi in June 2009 and the acquisition of Huawen in June 2009. Net revenues generated from our offline business amounted to RMB35.9 million in 2009.

Cost of Revenues.  Total cost of revenues increased 130.7% to RMB108.0 million in 2009 from RMB46.8 million in 2008. Cost of revenues as a percentage of our net revenues decreased to 80.3% in 2009 from 88.4% in 2008.

•	Online Business. Cost of revenues relating to our online business increased 82.7% to RMB85.5 million in 2009 from RMB46.8 million in 2008, primarily due to increases in copyright licensing costs and salaries, employee benefits and other expenses. Copyright licensing costs relating to our online business increased to RMB59.2 million in 2009 from RMB35.5 million in 2008 as we acquired or licensed more literary content for our operations. We incurred additional costs of RMB8.8 million in connection with salaries and benefits for our online professional editors, as our editorial team expanded to 119 in 2009 from 42 in 2008.

•	Offline Business. Cost of revenues relating to our offline business amounted to RMB22.5 million in 2009, which primarily consisted of RMB17.9 million book production cost, RMB2.6 million headcount-based salaries and benefits for our offline professional editors, and RMB1.3 million office, travel and communication expenses attributable to our offline professional editors.

Gross Profit and Gross Margin.  As a result of foregoing, our gross profit significantly increased to RMB26.6 million in 2009 from RMB6.2 million in 2008. Our gross margin increased to 19.7% from 11.6% during the same period as the growth of our net revenues outpaced the growth of cost of revenues.

•	Online Business. Gross profit for our online business increased 113.8% to RMB13.2 million in 2009 from RMB6.2 million in 2008, in line with the significant growth of revenues in all of our four online business sectors as described above. Gross margin for our online business increased to 13.4% from 11.6% during the same period primarily due to the decrease in copyright licensing cost as a percentage of our total online revenues.

•	Offline Business. Gross profit for our offline business amounted to RMB13.4 million and gross margin was 37.3% in 2009.

Operating Expenses.  Total operating expenses increased 232.1% to RMB103.4 million in 2009 from RMB31.1 million in 2008. Operating expenses as a percentage of our net revenues increased to 76.8% in 2009 from 58.8% in 2008.

•	Sales and Marketing. Sales and marketing expenses increased 259.6% to RMB72.1 million in 2009 from RMB20.0 million in 2008, primarily due to a RMB35.8 million increase in advertising and marketing expenses to promote our brand in 2009. Such increase also reflected a RMB6.6 million increase in headcount-related salaries and other expenses due to the expansion of our sales and marketing team. As a percentage of our net revenues, sales and marketing expenses increased to 53.6% in 2009 from 37.8% in 2008.

•	General and Administrative. General and administrative expenses increased 170.3% to RMB28.7 million in 2009 from RMB10.6 million in 2008, primarily due to a RMB15.4 million increase in headcount-related salaries and other expense as we hired additional general and administration staff to build up our headquarters in Shanghai in 2009. As a percentage of our net revenues, general and administrative expenses increased to 21.3% in 2009 from 20.0% in 2008.

•	Product Development. Product development expenses significantly increased to RMB2.6 million in 2009 from RMB0.5 million in 2008, primarily due to increases in headcount-related salaries and other expenses as we hired additional staff to develop new products and security and anti-piracy software.

Interest Income.  Our interest income decreased to RMB0.9 million in 2009 from RMB2.2 million in 2008, primarily due to the decreased bank balances as a result of our acquisitions in 2009.

Other Income (Expenses), Net.  We had other income of RMB0.6 million in 2008 primarily as a result of cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region.

Income Tax Benefit (Expenses).  We had income tax benefit of RMB1.2 million in 2009, primarily due to the loss we incurred from our business operations in 2009. We had income tax expense of RMB0.3 million in 2008.

Equity in Earning (Loss) of Affiliated Companies.  We had equity in earnings of affiliated companies of RMB0.6 million in 2009, reflecting the profit growth of jjwxc.net. We had equity in loss of affiliated companies of RMB94,618 in 2008, reflecting the loss incurred by jjwxc.net.

Net Loss.  As a result of the foregoing, we had a net loss of RMB74.5 million in 2009 compared to a net loss of RMB22.5 million in 2008.

Net Loss Attributable to Non-Controlling Interests.  Our net loss attributable to non-controlling interests increased to RMB1.1 million in 2009 from RMB0.4 million in 2008.

Net Loss Attributable to Cloudary Corporation.  Net loss attributable to our company increased to RMB73.4 million in 2009 from RMB22.1 million in 2008.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the five quarters in the period from January 1, 2010 to June 30, 2011. You should read the following table in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Quarter-to-quarter comparison of operating results not be relied upon as being indicative of future performance.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2010	2010	2010	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
	(unaudited)

Net revenues:
Online business	29,918	50,505	63,387	63,733	83,101	101,604
Offline business	18,270	48,702	54,833	63,665	55,648	71,079

Total net revenues	48,188	99,207	118,220	127,399	138,749	172,683
Cost of revenues:
Online business	(25,132)	(43,418)	(52,984)	(50,082)	(54,184)	(64,663)
Offline business	(15,213)	(37,586)	(45,346)	(58,378)	(44,109)	(59,177)

Total cost of revenues	(40,345)	(81,004)	(98,330)	(108,460)	(98,293)	(123,840)
Gross profit:
Online business	4,786	7,087	10,403	13,651	28,917	36,941
Offline business	3,057	11,116	9,487	5,288	11,539	11,902

Total gross profit	7,843	18,203	19,890	18,939	40,456	48,843
Operating expenses:
Sales and marketing	(13,153)	(16,340)	(18,682)	(21,590)	(20,786)	(27,597)
General and administrative	(11,298)	(15,002)	(16,225)	(19,644)	(21,794)	(27,071)
Product development	(575)	(1,297)	(1,712)	(2,440)	(2,109)	(2,510)

Total operating expenses	(25,026)	(32,639)	(36,619)	(43,674)	(44,689)	(57,178)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2010	2010	2010	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
	(unaudited)

Gain on bargain purchase	—	6,501	—	897	—	—
Loss from operations	(17,183)	(7,935)	(16,729)	(23,838)	(4,233)	(8,335)
Interest income	233	301	435	836	1,066	1,024
Interest expenses	—	(865)	(1,211)	(1,079)	(1,130)	(1,156)
Other income (expenses)	(123)	722	79	1,545	15	122

Loss before income tax expenses and equity in earning of affiliated company	(17,073)	(7,777)	(17,426)	(22,536)	(4,282)	(8,345)
Income tax benefit (expenses)	1,206	244	1,481	2,554	(521)	(3,185)
Equity in earning of affiliated company	574	658	974	643	1,113	1,035

Net loss	(15,293)	(6,875)	(14,971)	(19,339)	(3,690)	(10,495)

The growth of our quarterly net revenues was primarily driven by the continual increases in net revenues derived from our online and offline businesses in the six quarters in the period from January 1, 2010 to June 30, 2011. The increases in net revenues from our online business were primarily attributable to increased online paid users service and wireless service, as evidenced by increases in the number of titles made available to China Mobile and the number of our active paying users. The increases in net revenues from our offline business were primarily due to the acquisition of Zhongzhi in 2010 and more titles we marketed.

Seasonal fluctuations have, to a certain extent, affected, and are likely to continue to affect, our business. We generally generate less revenues from our offline business during the Chinese New Year holidays in the first quarter of each year. Although our rapid growth has lessened the impact of the seasonal fluctuations, we expect our quarterly and annual operating results in the future to continue to be affected by seasonal fluctuations. See “Risk Factors — Risks Related to Our Business — You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.”

Liquidity and Capital Resources

Our principal sources of liquidity have been loans provided by Shanda Interactive and Shanda Networking, equity investments from Shanda Investment and cash generated from our operations. As of December 31, 2009 and 2010, we had RMB141.4 million and RMB299.6 million (US$45.8 million), respectively, in cash and cash equivalents. As of June 30, 2011, we had RMB192.3 million (US$29.8 million) in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, bank deposits that are unrestricted as to withdrawal or use, and highly liquid investments with original maturities of three months or less.

As of December 31, 2009 and 2010 and June 30, 2011, our current liabilities amounted to RMB82.9 million, RMB201.9 million (US$30.8 million) and RMB237.3 million (US$36.7 million), respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31, 2009 and 2010 and June 30, 2011. We had long-term borrowings from Shanda Networking and Shanda Interactive amounting to RMB300 million, RMB436.6 million (US$66.7 million) and RMB435.7 million (US$67.4 million) outstanding as of December 31, 2009 and 2010 and June 30, 2011, respectively. We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the next 12 months, with our existing cash balance, borrowings, operating cash flow and the proceeds from this offering. We also believe that, if necessary, we can obtain sufficient funding through additional issuance of convertible notes or external borrowing to finance future capital commitments or for working capital purposes in the foreseeable future.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008	2009	2010		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash used in operating activities	(5,220)	(75,500)	(99,795)	(15,440)	(98,393)	(86,519)	(13,386)
Net cash used in investing activities	(28,303)	(118,494)	(45,449)	(7,032)	(18,389)	(21,907)	(3,389)
Net cash provided by financing activities	—	300,000	305,641	47,287	202,774	980	152
Effect of exchange rate changes on cash	6	(6)	(2,149)	(332)	445	143	21
Net increase/(decrease) in cash and cash equivalents	(33,517)	106,000	158,248	24,483	86,437	(107,303)	(16,602)
Cash and cash equivalents at the beginning of year	68,875	35,358	141,358	21,870	141,358	299,606	46,354
Cash and cash equivalents at the end of year	35,358	141,358	299,606	46,354	227,795	192,303	29,752

Operating Activities

Net cash used in operating activities amounted to RMB86.5 million (US$13.4 million) in the six months ended June 30, 2011, which was primarily attributable to (i) the increase in accounts receivable of RMB83.2 million (US$12.9 million) as we recognized more revenues from cooperations with third-party wireless carriers and (ii) the increase in inventory of RMB27.5 million (US$4.3 million) in line with the growth of our offline business. This was positively adjusted by (i) the increase in accounts payable of RMB16.8 million (US$2.6 million) in connection with the increased costs for our offline book production (ii) the increase in other payables and accruals of RMB7.8 million (US$1.2 million) in connection with the charges we paid to delivery companies and rebates we gave bookstores and wholesalers for our offline book sales and (iii) the increase in deferred revenues of RMB5.2 million (US$0.8 million) in connection with pre-paid cards used by our online readers.

Net cash used in operating activities amounted to RMB99.8 million (US$15.4 million) in 2010, which was primarily attributable to (i) a net loss of RMB56.5 million (US$8.7 million), (ii) the increase in inventory of RMB94.4 million (US$14.6 million) in line with the growth of our offline business, (iii) compensation expenses of RMB39.7 million (US$6.1 million) to the selling shareholders of certain of our acquired entities for their continued employment with us after the acquisition, (iv) the increase in accounts receivable of RMB21.1 million (US$3.3 million) as we recognized more revenues from cooperating with China Mobile on our wireless services and (v) the increase in royalty advances of RMB14.9 million (US$2.3 million) paid to authors in connection with the growth of our offline business. This was positively adjusted by (i) the increase in accounts payable of RMB79.1 million (US$12.2 million) in connection with the increased costs for our offline book production, (ii) inventory write-downs of RMB25.5 million (US$3.9 million) incurred in our offline business, and (iii) amortization of intangible assets of RMB12.3 million (US$1.9 million) relating to the brand name, copyright, user list, bookstore relationship and other intangible assets arising from the acquisition of our websites and offline publishing companies.

Net cash used in operating activities amounted to RMB75.5 million in 2009, which was primarily attributable to (i) a net loss of RMB74.5 million, (ii) the increase in inventory of RMB13.8 million as we commenced our offline publishing business in July 2009, (iii) the increase in accounts receivable of RMB12.4 million as we recognized more revenues from online advertising, and (iv) the increase in royalty advances of RMB11.9 million to our offline authors associated with the ramp-up and growth of our offline business. This was positively adjusted by (i) the increase in accounts payable of RMB17.6 million in connection with the increased costs for our offline book production, and (ii) the increase in other payables and accruals of RMB17.6 million due to payments incurred for advertising and promotional activities in 2009.

Net cash used in operating activities amounted to RMB5.2 million in 2008, which was primarily attributable to (i) a net loss of RMB22.5 million, (ii) the increase in prepayments and other current assets of RMB4.7 million due to copyright licensing fees we paid to authors for our online business, and (iii) increase in accounts receivable of RMB2.7 million relating to our online advertising services. This was positively adjusted by (i) the increase in other payables and accruals of RMB5.0 million relating to unpaid advertising and promotion expenses, advances from customers and unpaid employee benefits, and (ii) amortization of intangible assets of RMB4.6 million in connection with the brand name, copyright, user list, bookstore relationship and other intangible assets arising from the acquisition of our websites.

Investing Activities

Net cash used in investing activities amounted to RMB21.9 million (US$3.4 million) in the six months ended June 30, 2011, which was primarily attributable to (i) purchase of servers and equipment in the amount of RMB7.3 million (US$1.1 million), (ii) capital contribution of RMB6.1 million (US$0.9 million) to Zhejiang Huayun Digital Technology Co., Ltd. and (iii) payment for acquisition of a subsidiary in the amount of RMB3.5 million (US$0.5 million).

Net cash used in investing activities amounted to RMB45.4 million (US$6.9 million) in 2010, which was primarily attributable to (i) the acquisition of certain of our subsidiaries in the amount of RMB48.6 million (US$7.4 million), (ii) purchase of servers and equipment in the amount of RMB9.5 million (US$1.5 million) to support our business growth, and (iii) purchase of copyright and other intangible assets in the amount of RMB7.6 million (US$1.2 million) arising from the acquisitions of four of our websites and Zhongzhi, partially offset by a settlement of advance of RMB19.0 million (US$2.9 million) from an affiliated company of Shanda Interactive.

Net cash used in investing activities amounted to RMB118.5 million in 2009, which was primarily attributable to (i) the acquisition of equity interest in three websites from Shanda Networking in the amount of RMB121.9 million, (ii) the acquisition of certain of our subsidiaries in the amount of RMB16.9 million, (iii) a RMB10.0 million advance to an affiliated company of Shanda Interactive, and (iv) purchase of servers and equipment in the amount of RMB8.7 million to support our business growth. This was positively adjusted for the decrease in short-term investments of RMB53.5 million due to the maturity of the short-term wealth management products we purchased.

Net cash used in investing activities amounted to RMB28.3 million in 2008, which was primarily attributable to (i) the increase in short-term investments of RMB23.5 million in connection with the increase in short-term wealth management products we purchased and (ii) a RMB9.0 million advance to an affiliated company of Shanda Interactive, partially offset by RMB5.6 million cash received upon consolidation of a subsidiary contributed by Shanda Interactive.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2011 amounted to RMB1.0 million (US$0.2 million), attributable to capital contribution to Beijing Shanda New Classics Film & TV Culture Co., Ltd. by its non-controlling shareholder.

Net cash provided by financing activities amounted to RMB305.6 million (US$46.7 million) in 2010, primarily attributable to new loans of RMB465.4 million (US$71.1 million), among which US$22.4 million (equivalent to RMB149.1 million) was settled by issuance of our Series A preference shares to Shanda Investment, and US$2.5 million (equivalent to RMB16.7 million) was settled by issuance of our Class A ordinary shares to Shanda Investment, which was partially offset by the repayments made in the amount of RMB159.7 million.

Net cash provided by financing activities amounted to RMB300.0 million in 2009, reflecting a RMB300.0 million loan granted by Shanda Networking.

We did not have any financing activities in 2008.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with the acquisition of servers and equipment for our online operations. Our capital expenditures amounted to RMB1.5 million, RMB8.7 million, RMB9.5 million and RMB7.3 million (US$1.1 million) in 2008, 2009, 2010 and the six months ended June 30, 2011, respectively. Actual future capital expenditures may differ from the amounts indicated above. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations, Commitments and Contingencies

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(RMB in thousands)

Operating lease obligations(1)	15,780	9,343	6,437	—	—
Long-term debt(2)	436,569	—	436,569	—	—

Total	452,349	9,343	443,006

(1)	Rental expenses for all leases were approximately RMB1.6 million, RMB5.7 million, RMB13.1 million (US$2.0 million) and RMB6.7 million (US$1.0 million) in 2008, 2009, 2010 and June 30, 2011, respectively.

(2)	As of June 30, 2011, obligations under our long-term loans related to our repayment obligations under the loan agreements with Shanda Interactive and Shanda Networking. As of June 30, 2011, we had outstanding borrowings from Shanda Interactive in the amounts of US$4.8 million (equivalent to RMB31.8 million) and US$721,813 (equivalent to 1.0 million Singapore dollars). The US$4.8 million loan is interest-free and repayable in May 2013 and the US$721,813 loan has an interest rate of 2.09% per annum, repayable in July 2013.

As of June 30, 2011, we had outstanding borrowings from Shanda Networking in the amounts of RMB300.0 million, RMB10.3 million and RMB89.7 million. The RMB300.0 million loan is interest-free and repayable in June 2012, the RMB10.3 million loan is interest-free and repayable in March 2013 and the RMB89.7 million loan has an interest rate of 5.04% per annum, repayable in December 2013.

In November 2010, through a series of transactions, we acquired a 53.5% equity interest in Tianjin Yueduwang Technology Co., Ltd., or Yueduwang, which operates zubunet.com. Under the acquisition documents, we are required to make future contingent payments in cash to the selling shareholders if Yueduwang exceeds the operating performance target. If Yueduwang fails the operating performance target, the selling shareholders are obligated to transfer certain of their remaining interests to us or Yueduwang shall make cash payments to us. Such contingent consideration will be settled by October 2012.

As a result of the future contingent payments relating to the acquisition, we may be required to make additional cash payments, which could affect our cash position and liquidity. See “Risk Factors — Risks Relating to Our Business — We incurred net losses and net operating cash outflows in 2008, 2009, 2010 and the six months ended June 30, 2011 and may continue to incur losses and cash outflows in the future” elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Shengting Information Technology (Shanghai) Co., Ltd., or Shengting, our PRC subsidiary, and Shanghai Hongwen Networking Technology Co., Ltd., or Shanghai Hongwen, our affiliated PRC entity and its subsidiaries in

China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid to us by our subsidiary and fees paid by our affiliated PRC entity to our PRC subsidiary for exclusive technical and advisory services under the contractual arrangements.

As of December 31, 2010, we had total restricted net assets of RMB141.3 million (US$21.6 million), which included aggregated paid in capital, statutory reserve funds and accumulated losses. Statutory reserve funds include one or more of the following: (i) a general reserve fund, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. The general reserve fund requires annual appropriations of 10% of after-tax profit until such fund has reached 50% of the company’s registered capital. The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, and increasing the registered capital and are not distributable as cash dividends except in the event of liquidation. For the purpose of general reserve fund, we calculate the after-tax profit based on the generally accepted accounting principles in China, which, unlike U.S. GAAP, do not require us to push down our share-based compensation to Shengting, Shanghai Hongwen and its subsidiaries and affiliated PRC entities. As of December 31, 2010, we had not appropriated any general reserve fund because Shengting, Shanghai Hongwen and its subsidiaries were still in accumulated losses status. The enterprise expansion fund should be mainly used to expand the production and operation; it also may be used for increasing the registered capital. The staff bonus and welfare fund must be used for the collective welfare of the employees. Appropriations of the enterprise expansion fund and staff bonus and welfare fund are at the company’s discretion. We had not appropriated any enterprise expansion fund and staff bonus and welfare fund as of June 30, 2011.

After each subsidiary of Shanghai Hongwen makes appropriations for its respective statutory reserve funds and retains any profits, its remaining net profits are distributable to Shanghai Hongwen, in the form of an Renminbi dividend. Pursuant to the contractual arrangements between Shengting and Shanghai Hongwen, Shanghai Hongwen’s earnings and cash (including dividends received from its subsidiaries) are used to pay service and advisory fees in Renminbi to Shengting, in the manner and amount set forth in these agreements. After paying the withholding and enterprise income taxes applicable to Shengting’s income and earnings, making appropriations for its statutory reserve funds and retaining any profits from accumulated profits, the remaining net profits of Shengting would be available for distribution to its sole shareholder, Cloudary Holding Limited, our wholly owned subsidiary incorporated in Hong Kong, and from Cloudary Holding Limited to us.

As of the date of this prospectus, Shanghai Hongwen has not paid any service or advisory fees to Shengting and, in accordance with the generally accepted accounting principles in China, Shengting has no accumulated profits and therefore has not been and will not be able to pay dividends to Cloudary Holding Limited.

In addition, cash transfers from our PRC subsidiary to overseas entities are subject to PRC government’s currency conversion policy. Our PRC subsidiary needs to obtain the approval from or registration with relevant government authorities if it plans to convert cash denominated in Renminbi into U.S. dollars and remit it to our offshore entities in the form of dividends, loans or advances. In addition, financing our PRC subsidiary through foreign currency loans or capital contribution by us is subject to PRC government approvals and registrations. We may not be able to obtain such approvals and registrations and therefore our PRC subsidiary may not receive foreign currency fund from us, which may adversely affect the operations and financial situation of our PRC subsidiary. See “Risk Factors — Risked Related to Doing Business in China — Restrictions over currency conversion may limit our ability to utilize our revenues and financing proceeds effectively”.

In using the proceeds of this offering, as an offshore holding company, we are permitted to provide funding to our PRC subsidiary, Shengting, only through loans or capital contributions. Our capital contribution or shareholder’s loans to Shengting will be subject to limitations and require registration with SAFE or its local branches. The foreign currency loans that Shengting can borrow is subject to a statutory limit which is the difference between the amount of total investment and its registered capital. As the current total investment amount and registered capital of Shengting are US$90 million and US$30 million, respectively, the current statutory limit on the loans that Shengting can borrow in foreign currency is US$60 million. Such statutory limit may be further increased by increasing Shengting’s registered capital. We will ensure that we do not exceed the statutory limit when we transfer the proceeds of this offering to Shengting. If we finance our PRC subsidiary by capital contributions, those capital contributions must be approved by the MOFCOM or its local branches.

In addition, if the CSRC or any other PRC regulatory body subsequently determines that we are required to obtain CSRC approval for this offering, CSRC or other relevant PRC regulatory agencies may delay or restrict the repatriation of the proceeds from this offering into the PRC, which may affect our ability to pay dividend and plan to use the proceeds from this offering, in part, to finance our operations. See “Risk Factors — Risked Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our corporate reorganization in 2008 and this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs, and also create uncertainties for this offering.”

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including fluctuations in foreign currency exchange rates, interest rates and inflation.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to loans denominated in U.S. dollars provided by Shanda Interactive and cash and cash equivalent denominated in U.S. dollars as a result of the proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

In addition, changes in the exchange rate between the U.S. dollar and Renminbi will affect the value of the proceeds from this offering in Renminbi terms. We estimate that we will receive net proceeds of approximately US$           million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$           per ADS shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the Renminbi against the U.S. dollar, from a rate of RMB           to US$1.00 to a rate of RMB           to US$1.00, will result in a decrease of RMB           million (US$           million) or the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB           to US$1.00 to a rate of RMB           to US$1.00, will result in an increase of RMB           million (US$           million) of the net proceeds from this offering.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the political and economic conditions and foreign exchange policies of China. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for the interest income generated by excess cash invested in liquid investments with terms of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We had bank balances, consisting of cash at bank, of RMB299.6 million (US$45.8 million) and RMB192.3 million (US$29.8 million) as of December 31, 2010 and June 30, 2011, respectively. Bank interest income amounted to RMB1.8 million (US$0.3 million) and RMB2.1 million (US$0.3 million) in 2010 and the first half of 2011, respectively. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. However, China has recently experienced a significant increase in inflation levels, which may materially impact our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively. While the consumer price index in China decreased by 0.7% in 2009, the consumer price index in China increased by 3.3% year-over-year in 2010.

Recent Accounting Pronouncements

In December 2009, the FASB codified amended standard requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The amended standard is effective from the interim and annual periods ending after December 15, 2009 and we adopted it on January 1, 2010. The adoption of this standard has no material impact on our consolidated financial statements.

In January 2010, the FASB issued additional guidance requiring gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and Level 2 fair value measurements. The guidance is effective from interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). We adopted the guidance on January 1, 2010. The adoption of the new guidance has no material effect on our consolidated financial statements.

In February 2010, the FASB issued amended standard requiring that (i) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (ii) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (iii) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. The amended standard is effective upon issuance. The adoption of this standard has no material effect on our consolidated financial statements.

In April 2010, the FASB has issued amended guidance for the accounting for share-based payment award, which clarifies that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We adopted this guidance in 2011 and the adoption of the guidance has no material effect on our consolidated financial statements.

In April 2010, the FASB issued amended standard providing guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The standard is effective for fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We adopted this guidance in 2011 and the adoption of the standard has no material effect on our consolidated financial statements.

In July 2010, the FASB issued new standard requiring disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. The standard is effective from interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective from periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. We adopted this standard in 2010 and the adoption of the standard has no material effect on our consolidated financial statements.

In December 2010, the FASB issued amended guidance which affects entities that have recognized goodwill and have one or more reporting units whose carrying amount for the purposes of performing Step 1 of the goodwill impairment test is zero or negative. The guidance amends Step 1 of the goodwill impairment test for those reporting units requiring an enterprise to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amended guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is permitted. We adopted this guidance in 2011 and the adoption of the guidance has no material effect on our consolidated financial statements.

In December 2010, the FASB issued amended standard with respect to supplementary pro forma disclosures for business combinations. This amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. We adopted this standard in 2011 and the adoption of this standard has no material effect on our consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amended the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For public entities, the amendments are effective prospectively during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220) — Presentation of Comprehensive Income. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and will have presentation changes only. Early application by public entities is not permitted.

OUR INDUSTRY

Overview

The online literature industry encompasses the creation, distribution and consumption of literary content across connected devices. Online literature in China emerged in the late-1990s through the bulletin-board system, or BBS, on the Internet. The BBS quickly developed into a platform to share views and opinions and, in many cases, literary creations with a broader audience. In contrast to the traditional media industry in China, which are either directly owned and operated, or controlled through strict regulation at various levels of government, online literature is a new media that provides authors with more autonomy and control over the creation of their literary works. The domestic book publishing eco-system has remained highly fragmented in terms of both production and distribution. The development of online literature in China has been further fueled by trends such as the rapid adoption of Internet and wireless connectivity, rising disposable incomes, continued online migration of consumers, development of e-commerce infrastructures, the digitization of literary content and supportive governmental policies for the creative industries.

The confluence of these macro trends has led to the emergence of online literature platforms that transform the process through which literary content is created, distributed, consumed and monetized.

•	Creation — Online literature platforms enable a large number of individuals to more easily create and publish content for a broad audience. We believe online literature platforms provide a more efficient and transparent forum for readers and online literature websites to discover and identify talented authors. Successful online authors earn significant income and gain recognition from the online community for their literary works.

•	Distribution — Online literature was initially distributed through web pages of different online communities to be read on desktop computers. However, the proliferation of mobile connected devices, including smartphones, mobile tablets, e-readers and other mobile devices, makes it possible for online literary content to be distributed and accessed virtually anywhere.

•	Consumption — The interactive characteristics and community functions of online literature platforms make reading and writing a more engaging experience, where an increasing number of users search, read, comment on and share literary works and offer encouragement and support to their favorite authors.

•	Monetization — After more than a decade of development, the online literature industry has developed a monetization model that covers online paid reading, wireless subscription, targeted advertising and copyright licensing to various entertainment industries.

We believe that China’s online literature industry is at a turning point and is evolving rapidly as an increasing number of users enjoy and authors create literary content across multiple media formats and Internet-enabled devices.

Internet Market in China

China is the world’s largest Internet market in terms of the number of both overall and broadband users. As of December 31, 2010, China had 457 million Internet users, representing 23.2% of global Internet users, according to a report issued by China’s Internet Network Information Center, or CNNIC, in January 2011, or the CNNIC report. Broadband user penetration of Internet users reached 98.3% in 2010 according to the CNNIC report. From 2000 to 2010, the Internet penetration rate in China increased from 1.8% to 34.1%. The average weekly time spent online by Internet users in China was 18.3 hours in 2010, according to the CNNIC report. However, the Internet penetration rate in China is still low compared to developed countries such as the United States. According to iResearch, the Internet penetration rate in the United States was 71.2% as of December 31, 2010.

Mobile Phone Market in China

Largest Number of Mobile Phone Users in the World.  China has the world’s largest number of mobile subscribers. As of December 31, 2010, China had 859 million mobile subscribers, according to a report issued by the MIIT on January 26, 2011. From 2000 to 2010, the mobile penetration rate in China increased from 6.7% to 64.1%.

Rapid Growth of Mobile Internet Usage.  The number of users accessing the Internet via mobile phones in China grew rapidly from 17 million in 2006 to 303 million in 2010, representing a CAGR of 105.5%, according to the CNNIC report. It is expected that the rapid 3G infrastructure rollout in China, the high growth rate in per capita income and the rising popularity of smartphones and other devices such as mobile tablets will further fuel the growth of mobile Internet usage in China.

Online Literature Market in China

Size and Growth of China’s Original Online Literature Industry.  China’s original online literature industry reached RMB300 million in 2010, according to the iResearch report. Driven by the continued growth in Internet penetration, increasing user time spent online and the rising popularity of smartphones and other Internet-enabled devices, the market size of China’s original online literature industry is expected to grow at a CAGR of 85.7% to reach RMB1.92 billion in 2013, according to the iResearch report.

China Original Online Literature Market Breakdown

							CAGR
Market size:	2008	2009	2010	2011F	2012F	2013F	2008-2010	2010-2013F
	(RMB in millions, except percentages)

Online paid users	85	102	174	270	441	768	43.1%	64.0%
Wireless service	0	24	72	159	314	672	NA	110.5%
Online advertising	10	15	33	64	137	288	81.7%	105.9%
Copyright licensing	5	9	21	37	88	192	104.9%	109.1%

Total online literature market	100	150	300	530	980	1,920	73.2%	85.7%

Revenue breakdown:
Online paid users	85%	68%	58%	51%	45%	40%
Wireless service	0%	16%	24%	30%	32%	35%
Online advertising	10%	10%	11%	12%	14%	15%
Copyright licensing	5%	6%	7%	7%	9%	10%

Total	100%	100%	100%	100%	100%	100%

Source: iResearch report

User Growth, Penetration and Demographics.  According to the iResearch report, the monthly average number of online literature readers in China grew from 75.6 million in 2008 to 107.1 million in 2009 and to 132.9 million in 2010, representing a CAGR of 32.6%, and the monthly average number of online literature readers in China is expected to reach 184.1 million in 2011, 259.6 million in 2012 and 359.3 million in 2013, representing a CAGR of 39.3% from 2010. In 2010, online literature reading had a higher penetration rate than online shopping and online banking among Internet users in China, according to the CNNIC report. Online literature reading, along with online video and online games, consistently ranked among the most popular online activities in terms of average time spent by Internet users in China in 2010, according to the iResearch report. Among online music, online video, online games and online literature reading, online literature reading was the only online entertainment activity that enjoyed an increase in penetration rate in 2010, according to the CNNIC report. In 2010, online literature readers in China spent on average 28.3 minutes per day reading literary content online, according to iResearch, while the users of online video and online games spent on average 34.0 and 28.9 minutes, respectively, per day. With increasingly fast paced lifestyles and more fragmented downtimes, people are increasingly enjoying literary work online during downtime in the office or on-the-go through mobile devices. According to the iResearch report, 80.4% of readers read online literature during downtime in the office and 59.7% of readers enjoy online literature before going to sleep. In addition, 36.4% and 31.2% of the readers read online literature while waiting for an appointment and during the lunch break in the work week, respectively.

According to the iResearch report, more female readers pay to read online literature than male readers, with 63.5% of the paying readers in 2010 being female. The readership demographics of different literature websites vary depending on the genres offered. For example, according to the iResearch report, in 2010, the readership of qidian.com was 61.2% male because of its rich offering of fantasy novels, while hongxiu.com’s romance novels attracted a readership that was 57.1% female.

Market Concentration.  China’s original online literature industry is highly concentrated, with Cloudary Corporation’s network of six original literature websites accounting for approximately 71.5% of market share in terms of revenues in 2010, according to the iResearch report. Perfect World, which operates zongheng.com, and Chineseall.com, which operates 17k.com, were the second and third largest original online literature operators in China, accounting for approximately 3.8% and 3.7%, respectively, of the market share in terms of revenues in 2010, according to the iResearch report. In terms of user time spent, the six original literature websites operated by Cloudary Corporation in aggregate accounted for approximately 60.6% of market share in 2010.

Monetization.  After more than a decade of development, the online literature industry has developed multiple monetization methods that cover online paid user service, wireless service, online advertising and copyright licensing to various entertainment industries.

Online Paid Users.  Online paid user service originated from a paid reading model which was first introduced by qidian.com in 2003. Under this model, a registered user can read the premium content by typically paying RMB2-5 cents for every 1,000 Chinese characters. Generally, the websites share the fees paid by users with the authors. In addition, users may purchase various community tools to communicate with each other and offer encouragement and support to their favorite authors. According to the iResearch report, the online paid user service has been uniformly adopted by the online literature industry in China and with ever more rich and diverse literary content offered online, more and more users are growing accustomed to paying for online literary content.

Wireless Service.  Online literature websites, in cooperation with wireless carriers, also make their content available on mobile phones. Wireless carriers charge network users for viewing paid literary content on their mobile phones and share fees earned with the content providers. See “— Mobile Literature Market in China.”

Online Advertising.  Online literature websites generate advertising revenues from their content through the display of advertisements alongside literary content. Online literature websites are attractive to advertisers because of the significant amount of time that users spend on them and the ability to target advertising based on the distinctive reader demographics of particular literature genres. Historically, online game companies have accounted for a majority of advertising revenues, mainly due to the significant overlap between the user bases of online games and online literature. Recently, in-application advertising has emerged as a new advertising model in the online literature industry. Under this model, the content owner develops its literary works into applications, which are available to readers for free. The content owner generates revenues by placing advertisements in such applications, which can be distributed through websites and other channels, such as Apple’s App Store, Google’s Android Market and Nokia’s Ovi Store. As content is offered for free, the in-application advertising model also helps to reduce piracy. See “— Piracy” below. According to the iResearch report, the online advertising market in China is expected to continue to grow, and its revenues are expected to reach RMB94.9 billion in 2013, representing a CAGR of 43.5% from 2010. The online advertising market as a percentage of the overall advertising market in China increased from 3.9% in 2006 to 10.1% in 2009, according to the iResearch report, and online advertising revenues generated through online literature are expected to grow at a CAGR of 96.1% from 2008 to 2013, compared to 91.8% for online video, 50.8% for online search engines, 33.4% for brand graphical advertisements and 29.2% for other mediums of online advertising for the same period.

Copyright Licensing.  Online literature websites also generate revenues by licensing content adaptation rights to online games companies and television and film studios, who develop interactive games, television series or movies based on the literary works. According to the iResearch report, more and more online literature works are expected to be adapted into games, television or films serial dramas because of the huge selection of high quality online literature works available, and the fact that the established reader base of an online work can easily turn into a ready audience for the game or film adapted from it. Moreover, original online literature works provide enticing subject matter for films that appeal to young people who are more attracted to romance and fantasy storylines. According to a report issued by International Data Corporation, or IDC, in April 2010, China’s online gaming market generated RMB25.6 billion of revenues in 2009, and is expected to grow to RMB50.8 billion in 2014, representing a CAGR of 14.7%. According to a report by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, from November 2010, the total box office for urban Chinese movie theaters is expected to grow to RMB21.0 billion in 2012, representing a CAGR of 50.2% from 2009, which we believe was driven primarily by sustained economic growth, continued urbanization and higher per capita disposable income, factors which resulted in higher spending on entertainment as well as improvement in film quality and variety in China.

Piracy.  Piracy is a long-standing problem in China, which is evident from pirated books being sold on the street as well as from results on online search engines. Many websites in China attract user traffic by making pirated content available for free and derive advertising revenues from such pirated content. According to the iResearch report, the online literary piracy industry in China is estimated to have reached a size of RMB2.0-3.0 billion. Online literary piracy, facilitated by Internet search engines, undermines the paid reading model and has been the primary impediment to the greater development of China’s online literature industry. In recent years, the Chinese government has strengthened laws and regulations governing copyright infringement and stepped up enforcement measures to combat piracy. In addition, certain companies are developing new monetization models in an effort to reduce piracy of their proprietary content. For example, Cloudary Corporation has launched a pilot program to provide in-application advertising services to advertisers. Cloudary Corporation develops its literary works into applications, which are available to readers for free, and generate revenues by placing advertisements in such applications. These applications can be placed on third-party websites, allowing them to share advertising revenues with Cloudary Corporation.

Mobile Literature Market in China

In China, the mobile phone has become a mobile reading device. According to the CNNIC report, mobile literature reading has a penetration rate of 41.1% in 2010 among all mobile users, ranking fifth among the most popular activities of mobile users. China Mobile, the largest wireless carrier in China in terms of user base, commercially launched its “central reading station” in January 2010 to provide its users with access to a wide array of both free and paid content. Users can download and install reading software provided by China Mobile and use it to read paid content on their mobile phones. China Mobile shares fees earned from paid content with the content providers. The central reading station became an instant success, driven by its rich content offering and China Mobile’s in-place convenient and safe billing system. As of December 31, 2010, China Mobile’s central reading station has attracted over 100 million visitors, according to the iResearch report. Cloudary Corporation was the largest paid content provider for China Mobile’s central reading station accounting for nearly 50% of its revenues from such central reading station in 2010 according to the iResearch report. China Telecom and China Unicom, the other two wireless carriers in China, commercially launched similar services in 2011.

We believe that the proliferation of smartphones and other connected mobile devices, such as mobile tablets and e-readers, will create significant demand for more content, consumed by more people, in more ways and in more places. The demand for more content will drive the growth of original online literature and the continued digitization of offline literary content. According to an IDC report in March 2011, there were 1.1 million mobile tablets in China in 2010, and the number is projected to grow by 284.5% to 4.4 million in 2011. According to an IDC report in March 2011, global sales of e-readers are projected to grow from 12.8 million units in 2010 to 21.1 million units in 2014, representing a CAGR of 13.3%. In China, sales of e-readers grew from 0.3 million units in 2009 to 1.0 million units in 2010, according to a report issued by Zero2IPO Research Center in January 2011.

Offline Publication Market in China

Offline publication remains the largest segment of the total publishing market in China. Net sales in the offline publication market in China totaled RMB37.0 billion in 2010, according to Openbook, reflecting a CAGR of 3.0% since 2008. We believe growth of the offline publishing market in China is mainly driven by increasing per capita disposable income that allows people to spend more on books and the emergence of new book distribution channels such as online booksellers.

According to a report issued by Datamonitor in August 2010, consumers in the United States spent approximately 13 times more on books than consumers in China on a per capita basis in 2009. As economic development and disposable income growth in China continue to increase, we believe book purchases in China will also continue to grow.

China’s offline publication market is highly fragmented, predominantly led by the state-owned publishing houses. As of December 31, 2010, there were a total of 578 state-owned publishing houses registered in China according to Openbook, among which 218 publishing houses belong to 31 conglomerate publishing groups. In 2010, the top 10 publishing groups accounted for 28.6% of the market share in terms of retail value (calculated based on the suggested retail price of each book multiplied by sales volume), according to Openbook. The top two publishing groups, China Publishing Group and Jilin Publishing Group, had a market share of 6.6% and 4.3% in 2010, respectively, according to Openbook.

The private sector is increasingly playing an important role in China’s offline publication market due to its flexible, market-oriented operations. There are approximately 3,000 private publishing companies in China. Since private publishing companies are not permitted to apply for International Standard Book Numbers, or ISBNs, private publishing companies must cooperate with and obtain ISBNs through state-owned publishers. The largest five private publishing companies in China grew from RMB1,074 million in 2008 to RMB1,976 million in 2010 in terms of retail value, representing a CAGR of 35.6%, according to Openbook.

Retail value	2008	2009	2010	CAGR
	(RMB in millions, except percentages)

Cloudary(1)	282	294	577	43.0%
Market share	0.8%	0.8%	1.6%
Motie	220	385	444	42.2%
Market share	0.6%	1.1%	1.2%
Dolphin Media	255	291	329	13.7%
Market share	0.7%	0.8%	0.9%
Booky	146	233	315	46.5%
Market share	0.4%	0.6%	0.9%
Xin Jing Dian	171	280	311	34.9%
Market share	0.5%	0.8%	0.8%

Aggregated retail value of the top five private offline publishers	1,074	1,482	1,976	35.6%
Total offline publishing market	34,867	36,335	37,000	3.0%
Market share	3.1%	4.1%	5.3%

Source: Openbook

(1)	Based on the aggregate book retail value of Tianjin Jushi Wenhua Book Distribution Co., Ltd., Tianjin Huawen Tianxia Book Co., Ltd. and Tianjin Zhongzhi Bowen Book Co., Ltd., which are subsidiaries of Shanghai Hongwen Network Technology Co., Ltd., our affiliated PRC entity.

According to Openbook, in 2010, approximately 45% of the titles on the bestseller lists were published by private publishing companies, and the total market share in terms of retail value of the top nine private publishing companies in China was 7.70%.

BUSINESS

Our Mission

Our mission is to enrich people’s lives by empowering them to create, share and enjoy literary content, anytime, anywhere. Our innovative platform — which transforms the creation and consumption of literary content into an interactive process — taps into the creative and entrepreneurial aspiration of millions of Chinese by breaking down the barriers to publishing, enabling their self-published literary works to reach a vast community of readers. We embrace individuals who write, from bestselling authors to first-time authors who are inspired to write after becoming a reader in our online literary community.

Overview

We are the largest online community-driven literary platform in China. Our platform comprises an expanding library of original and copyrighted third-party literary works and a large and highly engaged community of users which can be monetized across multiple media formats and devices. Our platform includes six original literature websites covering a wide array of genres which attracted in the aggregate an average of approximately 69 million monthly unique visitors in the first half of 2011, according to monthly statistical reports issued by iResearch. Since our inception to June 30, 2011, approximately 1.4 million authors had created over 5.4 million literary works on our websites.

Our online Chinese literature community is widely recognized as the leading destination for online literature in China. According to the iResearch report, five of our six original literature websites are among the top ten most visited Chinese literature websites, based on the amount of user time spent in 2010. In 2010, we had over 71.5% of China’s online literature market in terms of revenues and 60.6% of the market in terms of user time spent, according to the iResearch report. Our qidian.com is the largest Chinese original literature website, with 43.4% of China’s online literature market in terms of revenues in 2010, according to the iResearch report. We believe our large and highly engaged online community creates a natural network effect that attracts China’s aspiring and established authors, thereby helping to perpetuate its relevance and growth.

We provide a medium for authors to publish literary works that can easily reach a vast audience at a pace and scale that was not possible prior to the Internet age. Our community helps to define our authors, and our authors have long defined us, with imaginative literary work created by authors and by the input of millions of readers. Our readers comment, rate and provide feedback on an author’s work-in-progress, and provide encouragement and support to their favorite authors. Many of our readers are inspired to begin writing by ideas shared in our community.

We offer a comprehensive and continually expanding library of original literary works covering a wide array of genres, from fantasy, wuxia (a genre of Chinese fiction concerning the adventures of martial artists and knight errant), science fiction and mystery to romance. The title of one of the fantasy novels published on our website, Dou Po Cang Qiong, was the most searched term on baidu.com during April 2011, ahead of NBA, Taobao, Youku and QQ, according to Baidu Search Ranking. One of our literary works, The Desolation of the Ancient Path at Yangguan, was selected as reading test material for China’s college entrance exam in 2008. Our online literature library, consisting of literary works generated by our online community, had over 5.4 million titles as of June 30, 2011. In the first half of 2011, an average of 58 million Chinese characters were uploaded daily to this library. In addition, we offered over 84,600 audio book chapters and more than 1,010 electronic magazines on our platform as of June 30, 2011. Further, as of June 30, 2011, more than 270 third-party content providers, including publishers and authors, had agreed to make more than 41,370 copyrighted books available on our platform. Our library is also complemented by our offline publishing business, which in 2010 published two of the top three bestselling literature books in China, according to Openbook.

We currently offer free as well as paid premium content. We generate revenues primarily by charging users for viewing paid content on our websites and using our community tools and through revenue-sharing arrangements with other distribution channel providers, including e-readers and wireless carriers. We license certain content rights to online games companies and television and film studios and sell advertisements on our websites. We also generate revenues from our offline publishing business by selling books through chain and online bookstores and wholesalers.

In the last three years, our business has grown rapidly. In 2008, 2009 and 2010, our net revenues were RMB53.0 million, RMB134.6 million and RMB393.0 million (US$60.0 million), respectively, representing a CAGR of 172.3%. We recorded net losses of RMB22.5 million, RMB74.5 million and RMB56.5 million (US$8.6 million) in 2008, 2009 and 2010, respectively. Our net revenues increased to RMB311.4 million (US$48.2 million) in the first half of 2011 from RMB147.4 million in the first half of 2010. Our net loss decreased to RMB14.2 million (US$2.2 million) in the first half of 2011 from RMB22.2 million in the first half of 2010.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Largest online Chinese literature community

We have the largest and most recognized online Chinese literature community. We believe that our scale of operations and the stickiness of our community make it difficult for our competitors to replicate our success. According to the iResearch report, our six original literature websites attracted in the aggregate an average of approximately 69 million monthly unique visitors in the first half of 2011. Our large community base makes us the most appealing platform for aspiring and established authors alike to publish their works and maximize their commercial success. We had over 71.5% of China’s online literature market in terms of revenues in 2010, according to the iResearch report.

Our platform breaks down the barriers to publishing and transforms the traditional way of writing in isolation into an interactive process. Any aspiring author, who often starts as a reader in our community, can come to our websites and publish a work-in-progress, often attracting instant comments, ratings, feedback and encouragement from our community members. For example, as of June 30, 2011, the top 10 titles on our qidian.com attracted in the aggregate approximately 650.0 million page views, 159.8 million readers’ paid subscriptions and 8.8 million comments since they were first posted. Through such feedback and encouragement, authors draw inspiration and ideas that can often help improve their work. Our platform also allows readers to connect with each other, forming a social network of authors and readers through the use of personal spaces created on our websites, book review bars and other community tools and forums where they post their reviews, comments or questions for discussion with other members.

Our community makes publishing efficient and transparent. Our readers determine which works or authors succeed within our community by voting with their page views, comments and ratings. Our professional editors track our readers’ comments, ratings and feedback to help identify promising authors with commercial potential. Once a promising author is identified, our editors provide editorial advice to help improve the work’s literary value and commercial potential. We also promote an author’s visibility in our community. Our ability to nurture and promote authors further enhances the appeal of our platform to aspiring and established authors.

Large and popular original online literary content library

We have a large and popular original online literature library which is the core attraction for our users and forms the foundation of our growing recurring revenue base. Our online literary library, consisting of literary works generated by our online community, had over 5.4 million titles as of June 30, 2011, the substantial portion of which is original content created by our authors. This library covers a wide array of genres, as each of our websites has its own distinctive style and author base. Our large community base enable us to acquire or license on an exclusive basis the copyrights of the premium content in this library, either at a fixed price or pursuant to a revenue-sharing arrangement. We own the copyright to a significant portion of the premium content in this library, which allows us to license such content to other content users. Our library is not only characterized by its breadth and depth, but also by the popularity of its content. We provided approximately 60% of bestselling novels in 2010 on China Mobile’s central reading station according to the iResearch report. Four of our titles were among the top 10 most searched terms on Baidu Mobile Search in 2010. The title of one of the fantasy novels, Dou Po Cang Qiong, was the most searched term on baidu.com during April 2011, ahead of NBA, Taobao, Youku and QQ, according to

Baidu Search Ranking. Our library is also complemented by our offline publishing business, which in 2010 published two of the top three bestselling literature books in China, according to Openbook. In 2010, we published more titles than any other private publishing company in China that ranked in the top 1,000 bestselling general interest books in China, according to Openbook.

Multiple channels and methods to monetize content

By centralizing content sourced from our online literature community and other sources, we can distribute and monetize content through multiple channels. Our content distribution channels and monetization methods include:

•	Online Paid Users. Our qidian.com pioneered the online paid reading model in China, which has become a standard practice in China’s online literature industry. Under this model, we charge users for viewing premium content on our websites. Further, qidian.com is among the first to offer paid community tools that enable users to provide encouragement and support to their favorite authors or to enhance their community experience. In addition, we have entered into arrangements to promote and distribute our content through several third-party websites.

•	Wireless Service. We have entered into content distribution arrangements with all three wireless carriers in China. We were the largest paid content provider for China Mobile’s central reading station in 2010, accounting for nearly 50% of its revenues from such central reading station according to the iResearch report. We provided approximately 60% of bestselling novels in 2010 on China Mobile’s central reading station according to the iResearch report. We also entered into revenue-sharing arrangements with WAP operators, including qq.com.

•	Online Advertising. We offer attractive advertising services because of the significant amount of user time spent on our websites, the page views generated by our content, and our capability to offer more targeted advertising as a result of the distinctive reader demographics of particular literature genres.

•	Copyright Licensing. As we own the copyright to a significant portion of the premium content in our original online literature library, we license the copyright of a selection of our titles to companies in other entertainment industries. We have licensed the adaptation rights to certain novels in our content library, including Ghost Blows Out the Light, Legend of Immortals, My Boss is a Beautiful Girl and Naked Wedding — Marriage of the Generation of the 80s, to online games companies and television and film studios. Our copyright licensing capability is further enhanced by the establishment in March 2011 of Beijing Shanda New Classics Film & TV Culture Co., Ltd., or Shanda New Classics, an entity established by us and New Classics Entertainment Group, a leading television and film producer in China. Shanda New Classics focuses on developing literary works generated by our online community into television and movie scripts.

•	Offline Publications. We distribute our books throughout China through more than 70 state-owned bookstores, over 470 private wholesalers, and online booksellers, including dangdang.com, amazon.cn and 360buy.com. In 2010, we ranked first among all the private publishing companies in China in terms of retail value, according to Openbook.

In addition, we have developed and will continue to develop applications that enable readers to access our content through a variety of devices, including personal computers, mobile phones, mobile tablets, such as iPad, and e-readers, such as Bambook, Hanvon and Jinbo.

Strong brand recognition

Our platform is one of the most highly acclaimed in the Chinese literature industry. According to the iResearch report, each of our six original literature websites is also highly acclaimed in its own right, and five of them are among the top ten most visited original Chinese literature websites, based on the amount of user time spent in 2010. Each website has its own history, identity and style, with its own loyal user base. For example, qidian.com is the largest online Chinese literature website in terms of user base, and we believe it is the most recognized online destination for fans of fantasy novels in China. Qidian.com was selected the “2009 Most Valuable Website” by New Weekly magazine, a leading periodical in China. Rongshuxia.com is the longest operating literature website in mainland China, according to the iResearch report, and was instrumental in the development of online literature in China.

Experienced management team with complementary skills in literature and online media

Our executive officers have an average of approximately 11 years of relevant industry experience. With extensive experience and in-depth knowledge of China’s online media industry, online literature community and the digital copyright market in China, our management team can respond quickly and effectively to industry changes and capitalize on emerging market opportunities. In addition, our executive officers have successfully sourced, executed and integrated several acquisitions, including rongshuxia.com, readnovel.com and Huawen publishing company. Our chief executive officer, Mr. Xiaoqiang Hou, has more than 10 years of experience in the online media and online literature industries. Prior to joining us, he was the deputy chief editor of sina.com, a leading online media company in China, and also served as chief editor of sina.com’s culture channel and the director of sina.com’s cultural and educational center. Our president, Mr. Wenhui Wu, is a co-founder of qidian.com and has more than seven years of experience in China’s online literature industry. Mr. Xiaodong Liang, has served as our chief financial officer since March 2009. Previously, he served as Shanda Interactive’s director of corporate finance and investor relations and associate director of investment for approximately five years.

Our Strategies

The key elements of our strategy are:

Continue to attract, develop and retain promising and established authors and increase the breadth and depth of our content library

We will continue to pursue initiatives to attract, develop and retain the best authors who create literary works that augment the breadth, depth and lasting value of our content library. These initiatives include: (i) expanding our user base and distribution channels to give our authors greater exposure to a larger and more diverse audience and thereby improve the overall commercial potential of their works; (ii) expanding the range of services to our authors, including further developing our copyright agent services; and (iii) raising the profile of our authors. Further, we will continue to integrate our online and offline content sourcing capabilities, including expanding through selective acquisitions. In addition, we intend to further develop and expand our platform services to third-party content providers, including the “store within a store” function on our platform which allows content providers to open and operate fully independent e-book stores with tailored branding and complete autonomy over retail decisions such as pricing.

Further expand our user base and enhance their experience

We intend to grow our user base and increase the number of active paying users through greater brand awareness of each website, expanding our high-quality content offering and enhancing user experience. We also plan to open our platform to other types of content, such as comics, which not only enhance user experience but also attract more content providers. A key component of our strategy is to enhance the social network features of our online community by providing more community tools, such as Twitter-like micro-blogging, for readers to interact and connect with authors and other readers. Underlying this is our continued focus to strengthen our technological capacity and develop tools and applications that enhance the functionality of our platform, including title search, in-book search and smart suggest tools.

Continue to expand and diversify our revenue sources

We currently offer free content as well as paid premium content. We intend to take advantage of the flexibility of our online distribution system to offer more customized pricing and subscription models designed to maximize reader satisfaction and to generate recurring revenues. As we continue to expand our content offering and enhance user experience in our community, we plan to convert more free users into paying users. We plan to diversify our revenue sources by obtaining the permission to license our authors work to certain entertainment industries such as online games and movies. Further, we will continue to develop new business models to diversify our revenue sources. For example, we have launched a pilot program to provide in-application advertising services to advertisers. We develop our literary works into applications, which are available to readers for free and generate revenues by placing advertisements in such applications. In addition to placing such applications on our websites, we plan to monetize them through third-party websites and other channels, such as Apple’s App Store, Google’s Android Market and Nokia’s Ovi Store. We also plan to continue to expand our distribution channels, including third-party online portals, and manufacturers of personal computers, mobile phones, mobile tablets and e-readers and cable television companies.

Expand internationally

Our online literary community transcends national borders, with users from more than 200 countries and territories. We believe our innovative platform and business model is highly scalable and readily transferrable to international markets, especially by reaching the Chinese speaking community in other countries. Our online literature community is not limited by language or nationality and our goal is to extend the reach of our platform to other languages, such as English, to tap into the English language literature markets. In June 2010, we launched a website in Singapore catering to English speaking readers in Southeast Asia.

Our Business Operations

Our platform aggregates content sourced from our six original literature websites and offline publishing business as well as other content providers and distributes it through multiple media formats and devices. We help content providers and distribution channels create incremental sources of revenues by aggregating premium literary content and providing a widely-accepted platform for content distribution. The “store within a store” function on our platform allows content providers to open and operate fully independent e-book stores with tailored branding and complete autonomy over retail decisions such as pricing. We have developed and will continue to develop applications that enable readers to access our content through a variety of devices, including personal computers, mobile phones, mobile tablets, such as iPad, and e-readers, such as Bambook, Hanvon and Jinbo. In addition, our offline publishing business offers a broad range of books in the subject areas of literature, social science, education, business, travel and general interest.

Our Online Literature Community

We own and operate the largest online Chinese literature community in terms of user base. Our six original literature websites attracted in the aggregate an average of approximately 69 million monthly unique visitors in the first half of 2011, according to the iResearch report. We nurture a large and growing community where aspiring authors can find a ready and engaged audience and readers can discover and support their favorite authors.

Our Websites

Our six original literature websites are individually market leaders in the online Chinese literature industry and with well-recognized brand names. Each website has its own history, identity and style, with its own loyal user base. The six websites are:

Market Ranking
Monthly Unique
Name	Visitors(1)	User Time Spent(2)	Highlights

Qidian.com	No. 1	No. 1	• Launched in 2002 and primarily attracts male readers between the ages of 19 and 35
• Pioneered the paid reading model, which has become a standard practice in China’s online literature industry

•   As of June 30, 2011, top 10 titles attracted in the aggregate approximately 650.0 million page views, 159.8 million readers’ paid subscriptions and 8.8 million comments since such works were first posted

• Well-known for fantasy novels. Also offers wuxia, sci-fi, history and military fiction

Readnovel.com	No. 4	No. 4	• Launched in 2004 and primarily attracts readers below the age of 25
• Well-known for literary works on subjects concerning campus life

Hongxiu.com	No. 6	No. 9	• Launched in 1999 and primarily attracts white-collar female readers

•   One of its literary works, The Desolation of the Ancient Path at Yangguan, was selected as reading test material for China’s college entrance exam in 2008 and excerpted in Chinese textbooks for middle school students in Hong Kong published by Oxford University Press

• Well-known for romance, prose, poetry and short stories

Xs8.cn	No. 8	No. 3	• Launched in 2005
• Well-known for romance novels, and also offers horror and mystery fiction

Xxsy.net	No. 10	No. 7	• Launched in 2001 and primarily attracts female readers, especially housewives
• Well-known for literary works on subjects concerning contemporary life and fantasy

Rongshuxia.com	No. 13	No. 14	• Launched in 1997 and is the literature website with the longest operating history in mainland China, according to the iResearch report
• Leading culture-driven online literature platform
• Well-known for book reviews written by professional reviewers and famous authors

(1)	Based on the average number of monthly unique visitors in 2010, according to the iResearch report. A “unique visitor” refers to the visitor with the same IP address. “Monthly unique visitors” refers to the number of unique visitors to a specific website within a given month. Once an individual has visited a site in a given month, all subsequent visits from the same IP address during such month do not count towards the monthly unique visitor number. The aggregate number of monthly unique visitors to our six literature websites is the sum of monthly unique visitors to each website. As an individual with a unique IP address may access more than one of our websites, we may count such visitor more than once in such calculation and, as more than one individual may use a computer terminal with a unique IP address, more than one individual may be counted as a single unique visitor. The average number of monthly unique visitors in 2010 is the average of the monthly unique visitors in each of the 12 months of 2010.

(2)	Based on user time spent in 2010, according to the iResearch report. “User time spent” refers to the time an user spent on a webpage after he has opened the webpage for more than three seconds but excludes any time period during which there is no activity on the same webpage for more than 30 minutes without any action until further action by the user occurs. User time spent on a website in a given period is calculated by aggregating the user time spent by each user on the website in such given period.

To capitalize on qidian.com’s popularity in the online literature community, we launched a sister website, qdmm.com, in November 2009 to better target female readers. Qdmm.com quickly became one of the most visited original Chinese literature websites, attracting more than 5.2 million unique visitors in June 2011, according to monthly statistical reports issued by iResearch. We intend to continue to enhance user experience by offering content focused on specific genres or subjects on qidian.com. In June 2010, we launched a website sdl.sg in Singapore catering to English speaking readers in Southeast Asia.

In October 2010, we launched Yun Zhong Shu Cheng (yzsc.com.cn), which means “Library in the Clouds,” to aggregate content sourcing and content distribution into one website. Visitors to yzsc.com.cn may access the content on all of our six original literature websites, our offline publishing business as well as content from third-party providers.

We own and operate another two websites, tingbook.com and zubunet.com, to offer audio book and digital magazine services to our customers.

•	Tingbook.com. Established in 2004, we believe tingbook.com is the largest audio book website in China that allows its users to listen online or download audio books to various devices, including mobile phones, mobile tablets, e-readers, and MP3 players.

•	Zubunet.com. Established in 2005, zubunet.com provides an open platform for users to download electronic copies of the bestselling magazines in China, including China Newsweek, Caijing Magazine and Southern People Weekly. Users can access the magazines on zubunet.com through personal computers, iPad or other mobile tablets.

Our Authors

Our platform breaks down the barriers to publishing and transforms the traditional way of writing in isolation into an interactive process. Any writer can publish his or her work-in-progress on any of our websites and receive immediate feedback from a large, diverse and engaging audience. The writer can also use our community to establish a fan base early on in his or her career.

We identify promising authors with commercial potential based on readers’ comments, ratings and feedback. Once a promising author is identified, our editors provide editorial advice to help improve the work’s literary value and commercial potential. We provide dedicated teams of editors for some of our most valued authors. Services we provide authors include organizing writing seminars and forums for our authors to interact with each other and for our readers to meet their favorite authors as well as promotional events for select authors to raise their profile in the literature community.

We seek to sign talented authors whose work will contribute to our valuable content library as well as have potential for commercial success. Qidian.com’s “platinum authors” are among the most well-known online literary authors in China and have produced multiple works with a large following. We customarily provide advances to authors, which we offset against future royalty payments. Our contracts with more established authors generally provide for larger advances and higher royalty rates. Our ability to monetize content, which covers the entire value chain of content utilization, enables our authors to maximize the commercial potential of their works.

Our Readers

Our readers visit our websites to discover and read interesting content and support their favorite authors. Some of our readers have become authors as they were inspired by the ideas shared in our community. Our readers comment on, rate and provide constructive feedback on an author’s work-in-progress. We offer free content as well as paid premium content to readers. Typically, we offer the first several chapters of a novel for free and then charge about RMB2-5 cents per 1,000 Chinese characters, for the rest of the novel. We believe our free content attracts users to visit and explore our websites. We offer search tools to help locate the desired content and suggest tools that recommend works based on a reader’s prior reading patterns.

Our platform offers various community features to retain readers’ loyalty and enhance their experience, including VIP system. The VIP system varies by each of our websites. Typically, our readers may become VIP members by transferring a certain amount of money to their accounts with us, which they can use to purchase online content. As VIP members consume more content or deposit more into their accounts, they gain priority status as VIP members. VIP members enjoy benefits, including discounts on purchase of online content.

To further enhance our readers’ experience, we entered into a cooperation agreement with Sina.com under which users of Sina microblogs can tie their Sina accounts to their accounts on our platform so that their book reviews on our websites can be simultaneously published on their Sina microblogs.

Our Professional Editors

As of June 30, 2011, we have a team of 149 professional editors, including 116 experienced professional editors for our six online literature websites. We have built up a young, energetic and highly qualified editorial team, including a few of the most renowned editors in China’s online literature industry who have discovered and promoted many of our most popular original online novels.

Our professional editors for our six online literature websites review each work-in-progress once its word count crosses a given threshold. Our editors monitor readers’ feedback on certain works that have market potential. From time to time, our editors provide the author with valuable suggestions on the storyline, language and plot points of the work. Our editors also serve as a helpful resource to readers by categorizing and labeling the literary content on our websites and recommending to readers on a weekly or monthly basis promising work-in-progress.

Our Community Tools

We offer community tools for users to connect with each other and for readers to encourage and support their favorite authors. Currently, our principal community tools include:

•	Personal Space. A registered user can create a personal homepage that is accessible and searchable by other members. Registered users can post their blogs, photo album and certain personal information on their homepages and establish their own circles of friends who are also registered users. A registered user can also create a personal bookshelf to save, manage and share with other members his favorite works. See “— Our Readers.”

•	Virtual Gifting. A registered user can support his favorite author by sending free or paid virtual gifts. A registered user can also motivate an author to update a work in progress more frequently by providing paid virtual gifts to the author on the condition that the author meets the user’s request, such as that a certain number of characters must be updated by the author before a certain deadline. The author can convert a paid virtual gift into cash from us at a certain discount to the price. In addition, users can accumulate “monthly tickets” based on their consumption and points earned on our websites, and dispense such monthly tickets to the authors of their favorite works. Each month, the works on our websites are ranked according to the number of monthly tickets earned and the authors of the top ten to twenty works receive cash awards from us. Furthermore, through our “paid answers” service, a user can be rewarded by providing a satisfactory answer to a question posed by another user.

•	Book Review Bar. We create a space for each of the more popular literary works, whether it is a work-in-progress or finished work, where fans can post their reviews, comments, feedback or questions to be discussed with others, including the author.

•	Forum. The forum is organized into different channels based on interest areas, where users, including readers, authors and our editors, can initiate topics and exchange views and share comments on a given topic.

Our Offline Publishing Operations

Our offline publishing capability allows us to develop closer relationships with our online authors. The integration of our online and offline businesses strengthens our online community by diversifying its author base, as more established authors who have historically only published offline are attracted to our online community.

Publications and Target Market

Our offline publishing business targets the general public. We offer a broad range of publications in the subject areas of literature, social science, education, business, travel and general interest. We published two of the top three bestselling literature books, 90 of the top 1,000 bestselling general interest books and 75 of the top 1,000 bestselling social science books in 2010 in China and were ranked first among all private publishing companies in China in terms of retail value, according to Openbook. We have three offline publishing companies, including Tianjin Huawen Tianxia Book Co., Ltd., or Huawen, Tianjin Jushi Wenhua Book Distribution Co., Ltd., or Jushi, and Tianjin Zhongzhi Bowen Book co., Ltd., or Zhongzhi. All of our three offline publishing companies are among the most well-known privately owned publishing businesses in China, according to Openbook.

•	Huawen. Founded in 2001, Huawen is primarily engaged in publishing, licensing and distributing literature and social science books. Huawen’s books also cover the subject areas of lifestyle, business and others. As of June 30, 2011, Huawen had published more than 2,650 titles, including the bestselling literature book of 2010 in China, according to Openbook. Huawen has also introduced numerous overseas titles to mainland China.

•	Zhongzhi. Established in 2003, most of Zhongzhi’s publications are based on content in the public domain, including a selection of classics, or solicited by our editorial staff based on market demand. Its publications cover the subject areas of history, culture, encyclopedia, business, health and literature. As of June 30, 2011, Zhongzhi had published 1,980 titles. According to Openbook, in 2010, Zhongzhi had more top 1,000 bestselling general interest titles than any other private publishing company in China.

•	Jushi. Established in 2009, Jushi is primarily engaged in publishing, licensing and distributing literary works of contemporary authors. As of June 30, 2011, Jushi had published more than 410 titles, including the No. 3 bestselling literature book of 2010 in China, according to Openbook.

Content Sourcing

Most of our offline publications originate with authors, but many are prepared as a result of suggestions or solicitations by our editors. Our editors typically approach authors and assess the viability of a given topic based on its market potential including targeted readers, publishing volumes, pricing and profits. Our agreements with authors typically state the terms and conditions of a work’s publication, the related copyright and royalties. We compensate authors by royalties which vary with the track record of the author, the nature of the publication and its anticipated sales potential. In general, royalties for bestselling novels or works by more popular authors are higher than royalties for research and reference books or non-fiction consumer books. We make advances against future royalties to a few more popular authors.

Review, Printing and Delivery

Our professional editors review the content of books prior to publication. Like other private publishing businesses in China, we enter into framework cooperation agreements with state-owned publishers under which they assess and edit the content of books submitted by us and apply for the ISBN for each book. In cooperation with state-owned publishers, we engage independent printers and binderies to produce books and other third-parties to ship and deliver our books to bookstores and wholesalers.

Marketing and Promotion

We work to raise the profile of our offline authors through an integrated marketing approach that covers many aspects of their interactions with readers. These activities include setting strategic release dates, creating concepts that connect with the audience and coordinating promotion of the books through offline and online channels. In further preparation for and subsequent to a book release, we coordinate and execute a marketing plan that ensures maximum visibility is achieved for the author and the release. Aspects of these promotions include in-store appearances, book tours, book-signing events, and advertising, displays and placement in various media. In particular, we market and promote a selection of our offline titles on our literature websites.

Our approach to the marketing and promotion of books is carefully coordinated to create the greatest sales momentum, while maintaining financial discipline. We use a budget-based approach to plan marketing and promotions, and we monitor all expenditures related to each release to ensure compliance with the agreed-upon budget. These planning processes are evaluated based on updated book retail sales reports, so that a promotion plan can be quickly adjusted if necessary.

Distribution

We distribute our books throughout China through more than 70 state-owned bookstores and over 470 private wholesalers, and online booksellers, including dangdang.com, amazon.cn and 360buy.com. We deliver the books substantially on a consignment basis and only receive payments from the bookstores and wholesalers based on sales orders confirmed by both parties. The bookstores and wholesalers are not obligated to purchase minimum quantities of our books. In addition, the bookstores and wholesalers are permitted to return to us unsold books without incurring any penalties. Furthermore, we have also digitalized a selection of our offline books and made them available on our online and wireless distribution channels.

Our Content

We have built up a comprehensive original online literature library, consisting of literary works generated by our online community and covering a wide array of genres, from fantasy, wuxia (a genre of Chinese fiction concerning the adventures of martial artists and knights errant), science fiction and mystery to romance. Our original online literature library had over 5.4 million titles as of June 30, 2011. We acquire or license on an exclusive basis the copyright of the premium content in this library either at fixed prices or pursuant to revenue-sharing arrangements, under which the author receives royalties based on sales and other forms of monetization of the author’s work. We own the copyright to a significant portion of the premium content in this library, which allows us license such content to other content users. We sometimes engage an author to publish exclusively on our literature websites for a fixed period of time, ranging from three to five years. The following are examples of the most popular novels in our original literature library:

•	Ghost Blows Out the Light, also referred to as Candle in the Tomb, is a fantasy novel about two grave robbers seeking hidden treasure. First published on qidian.com in March 2006, it quickly became one of the bestselling online novels in China. It was published in print form in December 2006. In July 2007, we licensed the movie adaptation right to a third-party movie studio. In March 2007, an affiliate entity of Shanda Games Limited licensed from us the right to develop an online game based on the novel.

•	My Boss is a Beautiful Girl is a romantic comedy novel that follows the sparks, conflicts, and romance between a software programmer and his pretty boss. The novel was first published on hongxiu.com in 2006 and then published offline in the same year. In 2010, the novel was adapted to a movie bearing the same name.

•	Naked Wedding — Marriage of the Generation of the 80s is a novel about a young couple with no assets who married only out of love. The novel was first published on hongxiu.com in March 2009 and then published offline in April 2010. In 2011, the novel was adapted to a television series, which was the number one television series on the day of its first broadcast in terms of national viewership rating, according to a survey by CSM, a leading television research firm in China.

In addition to the original literary works generated by our online community, we offer over 84,600 audio book chapters and more than 1,010 electronic magazines on our platform as of June 30, 2011. Further, as of June 30, 2011, more than 270 third-party content providers, including publishers and authors, had agreed to make over 41,300 copyrighted books available on our platform. Our library is complemented by our offline publishing business, which in 2010 published two of the top three bestselling literature books in China. We also published 90 of the top 1,000 bestselling general interest books and 75 of the top 1,000 bestselling social science books in China in 2010, according to Openbook.

Our Revenue Models

We generate revenues from our online businesses primarily by charging users for viewing or listening to premium content on our websites and through revenue-sharing arrangements with other distribution channel providers, such as wireless carriers, and to a lesser extent, online advertising and copyright licensing. We generate revenues from our offline publishing business by selling books through bookstores and wholesalers.

Online Paid User Service

We charge registered users for purchasing the premium content on our websites. We pay a fixed price to or share revenues earned from such content with the authors or other content providers.

Our registered users may also purchase a variety of community tools, including virtual gifts, on our original literature websites to connect with each other and offer encouragement and support to their favorite authors.

Our users conduct transactions on our websites through their registered accounts. Registered users may recharge their accounts by purchasing pre-paid cards, through online bank transfers or by charging their credit cards or mobile phone accounts. We cooperate with major online payment platforms in China such as Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong, a wholly owned subsidiary of Shanda Networking, as well as China Mobile and China Unicom, to provide our users with a variety of payment options.

Wireless Service

We distribute our content through wireless carriers, including China Mobile, pursuant to revenue-sharing arrangements. In January 2010, China Mobile commercially launched its “central reading station” to provide its users with access to a wide array of both free and paid content. Users can download and install reading software provided by China Mobile and use it to read paid content on their mobile phones. We entered into a cooperation agreement with China Mobile in March 2010, under which we provide content to the central reading station of China Mobile and receive a percentage of the fees paid by China Mobile’s users. The agreement did not set forth the minimum volume or specific format for the literary content we are required to provide. We receive payments from China Mobile based on the monthly statements provided by China Mobile. We have also entered into agreements with China Unicom and China Telecom to provide content to their mobile reading platforms in 2010 from which we started generating revenues in the first quarter of 2011. In addition, through revenue-sharing arrangements with Ku6, a company affiliated with Shanda Interactive, we earn a percentage of the fees that Ku6 charges wireless users for viewing our premium content.

As we continue to expand our distribution channels, we acquired a 7.54% equity interest in Byread Inc., which develops leading software for mobile phones, in July 2011 for an aggregate purchase price of US$1.0 million.

Online Advertising

We generate advertising revenues from our content through the sale of banner, tile and contextual advertisements on our websites. Our large user traffic and desirable user demographic characteristics provide advertisers with a broad reach and optimal monetization results. Our base of advertisers consists of leading international and domestic companies operating in a variety of industries, including online games, entertainment, fast moving consumer goods, e-commerce, information technology services and automobile manufacturing.

We sell our advertising services primarily through third-party advertising agencies. We pay such agents commissions, typically in the form of rebates, based on the volume of business they bring to us. Most of our advertising agreements are one year in length, subject to renewal. We revisit the prices in our contracts with third-party advertising agencies annually. We also sell advertisements directly to the end-advertisers.

To capitalize on our desirable reader demographic and diversify our revenue streams, we have launched a pilot project to provide in-application advertising services for advertisers on two of our literature websites. We develop our literary works into applications, which are available to readers for free. We generate revenues by placing advertisements in such applications. In addition to placing such applications on our websites, we plan to distribute them through third-party websites and other channels, such as Apple’s App Store, Google’s Android Market and

Nokia’s Ovi Store. We expect to expand the market penetration of our advertising services and reduce unauthorized use of our content by further developing this project.

Copyright Licensing

We derive revenues from licensing our content for use in a variety of products and media. We acquire or license from the authors all or part of the copyrights of popular literary works. We license such copyrights, either at fixed prices or through revenue-sharing arrangements, to content users who develop interactive games, television series or movies based on the storylines of such works. Under the relevant licensing agreements, we typically grant content users an exclusive right to utilize our content for a specific purpose over a multiple-year period. In March 2011, we and New Classics Entertainment Group established Beijing Shanda New Classics to focus on the development of literary works generated by our online community into movie and television scripts.

Offline Publishing

We also generate revenues from our offline publishing business by selling books through bookstores and wholesalers. See “— Our Business Operations — Our Offline Publishing Operations.”

Marketing

We believe that our community base has grown primarily through word-of-mouth by virtue of the popularity of our literary content. Our market position benefits significantly from our large user base and our strong brand recognition throughout China. We market our services through direct marketing, event sponsorship, trade shows and other media events, which include:

•	Advertising on third-party Internet portals, such as baidu.com and hao123.com;

•	Sponsoring public relations events such as university sporting competitions and music concerts ranging from small to large-scale performances; and

•	Hosting receptions, press conferences, writing contests and other events for authors and journalists to improve the publicity of our authors and websites.

In addition, we benefit from cross-promotional arrangements with various third-party websites as well as magazines, under which we cooperate to help improve each other’s brand recognition.

Sales

We establish cooperative relationships with third-party distribution channels and content providers primarily through the efforts of our business development team. Our business development personnel maintains regular contact with our existing and potential partners to better understand their needs. Our business development team also explores new sales opportunities through other channels including industry forums and sales visits.

We currently sell our advertising services primarily through third-party advertising agencies. We also sell advertisements directly to advertisers. Our company and each of our six original literature websites have their own advertising sales and marketing teams. We primarily rely on the sales and marketing team at each website level to sell advertising space to advertising agencies or advertisers, except for the proposed in-application advertisement, which is expected to be sold through the efforts of the sales and marketing team at our company level, with support from each website.

As of June 30, 2011, we had 221 full-time employees working in the sales and marketing and business development teams of our company and our six original literature websites.

Technology, Infrastructure and Internal Operations

Infrastructure

Our network infrastructure is designed to satisfy the requirements of our operations, to support the growth of our business and to ensure the reliability of our operations as well as the security of information on our platform.

Other than the intellectual property associated with some of our software, we do not rely on any proprietary infrastructure. See “— Intellectual Property”. The main components of our infrastructure include:

•	Servers. We have 563 servers that are currently located primarily in third-party data centers in Nanjing and Shanghai.

•	Bandwidth. Our content delivery network, or CDN, contracts are primarily with various third-party or affiliated agencies who in turn engage China’s major providers of Internet bandwidth.

•	Security of User Data. User data is stored on a number of servers maintained at the main offices of each website which have industry-standard authentication mechanisms which strictly monitor and control access to personal user information.

We believe that our current access to network facilities and broadband capacity is sufficient to conduct our current operations, and we believe that we can expand our network facilities and broadband capacity to meet our planned growth and expansion for at least the next twelve months. See “Risk Factors — Risks Related to Our Business — The proper functioning of our websites is essential to our online literature business and any failure to maintain the satisfactory performance, security and integrity of such websites will materially and adversely affect our business, reputation, financial condition and results of operations” for further information.

We continue to develop our platform to offer users an effortless and seamless experience, and at the same time enhancing its reliability and scalability.

As of June 30, 2011, we employed 167 full-time engineers who handle system and hardware operations and maintenance and administer our network infrastructure.

Advertisement Serving System

Our advertisement serving system enables us to place and manage advertisements on our websites in virtually all types of formats, from static images to rich media advertisements, including flash media, interactive, pop-up and banner advertisements. The system’s functions also include advertisement preview, automatic and periodic advertisement delivery and rotation, and real-time updating and editing.

Content Monitoring and Copyright Protection

We have adopted internal procedures to ensure that no prohibited or pirated literary, advertising and other content is displayed on our websites or included in our content library.

Literary Content

All user-generated content or comments are first screened by our proprietary filtering systems. Content flagged by our filtering systems is then manually screened and blocked if it contains prohibited words or images. We update the list of key words in our filtering systems from time to time. We also try to obtain clear guidance from the PRC regulatory authorities on the relevant laws and regulations to ensure compliance. In additional to our editors, we have a dedicated content screening and monitoring team to ensure that no prohibited or pirated content is posted on our websites and to promptly remove any allegedly infringing content already posted our websites. We provide training to these employees and supervise their work.

If we discover a user has violated the user agreement, applicable laws or regulations or third-party rights, including copyrights, we may terminate such user’s account and block such user’s future uploads without prior notice. In addition, we remove the relevant content when we are notified or made aware by copyright owners or from other sources of copyright infringements by users, such as lists of infringing content that the regulatory authorities publish from time to time.

Advertisement

We have a team in charge of reviewing all advertising materials, including video commercials, flashes and pictures, to ensure there is no racist, violent, pornographic or any other improper content before the advertising content is publicly posted on our websites. We require the advertiser to provide proof of governmental approval if the advertisement is subject to special government review.

Offline Publications

We rely on our internal screening team and third-party publishers to screen and monitor our offline publications’ compliance with third-party rights and PRC laws and regulations. We engage state-owned publishers to review and screen our offline publications to ensure that the publications are in compliance with the PRC laws and regulations.

Intellectual Property

Intellectual property is crucial to our success and competitiveness. Under the relevant licensing agreements, we acquire or license the copyright of literary content posted on our websites or for our offline publishing business either at a fixed price or through revenue-sharing arrangements. We generate revenues from readers’ purchase or subscription for our content or from licensing such content to online games companies, television and film studios or other content users.

We rely on a combination of copyright, trademark, trade secret and other intellectual property laws, as well as non-competition, confidentiality and license agreements with our employees, authors, users, business partners and others to protect our intellectual property rights and to meet the obligations we owe to third parties from whom we license intellectual property rights. We undertake a proactive approach to manage and protect our intellectual property portfolio, including:

•	We have entered into certain revenue-sharing arrangements or licensing agreements with authors and business partners in relation to the use of intellectual property rights. We typically acquire from the respective authors general copyrights in the more popular literary works, including subsidiary rights, and are able to sub-license such rights to our business partners, including game companies, television and movie studios and other content users. We license some specific copyrights from the respective authors in the less popular literary works, pursuant to which we have rights to publish or monetize such content in a designated way.

•	We seek and maintain proper registration of our intellectual property rights. In China, as of June 30, 2011, we had 12 registered copyrights, 214 registered trademarks and 428 trademark applications, two patent applications and 393 registered domain names, including our official website and the literature websites we operate.

•	We require substantially all of our employees to sign an employment agreement which prohibits the unauthorized disclosure of our trade secrets, confidential information and proprietary technologies subject to the terms and conditions of the employment agreement, and we also require our employees to assign to us any invention related to our business that they develop during the course of employment.

Competition

Our online business competes primarily with other online literature websites in China, such as zongheng.com, 17k.com and zhulang.com. We also compete with Internet portals offering literary content, such as sina.com, sohu.com and qq.com. We compete primarily on the basis of the breadth and quality of literary content offered, and services provided to authors, readers, advertisers and distribution channels. As we further develop our platform, we will compete with other digital content aggregators for content and access to distribution channels. In offline publishing, we compete mainly with private publishing companies in China, such as Beijing Motie Book Co., Ltd., Thinkingdom Media Group Ltd. and Beijing Booky Publishing Inc. We compete with these companies for authors, readers and sales channels.

Our competitors may compete with us in a variety of ways, including by obtaining exclusive online, digital or offline distribution rights for popular literary content, attracting authors with more favorable contractual terms, conducting brand promotions and other marketing activities, adopting more aggressive pricing or inventory availability policies and making acquisitions.

Employees

As of December 31, 2008, 2009, 2010 and June 30, 2011, we had 116, 532, 819 and 842 full-time employees, respectively. The following table sets forth the number of our full-time employees by function as of June 30, 2011.

	Number of	Percentage of
	Employees	Total (%)

Editor	217	25.8
Sales, marketing and business development	221	26.3
Management, finance and administration	203	24.1
Research and development	156	18.5
Technology support and customer service	45	5.3

Total	842	100.0

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, injury, medical and unemployment benefit plans. We are required under PRC laws to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also provide life insurance and supplemental medical insurance to certain of our employees. The total amount of contributions we made to employee benefit plans in 2008, 2009, 2010 and the six months ended June 30, 2011 was RMB1.3 million, RMB5.8 million, RMB14.3 million (US$2.2 million) and RMB8.3 million (US$1.3 million), respectively.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

We enter into standard annual employment contracts with most of our officers, managers and employees. A significant number of our personnel are contracted through third-party human resources companies that are authorized under the PRC laws to enter into employment contracts with local employees and dispatch such employees to enterprises. Such third-party human resources companies are also responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. Pursuant to their agreements with us, our personnel are typically subject to non-compete restrictions during their employment with us and for a period of one year following the termination of their employment.

Facilities

We lease approximately 2,174 square meters of office space in our headquarters at 35 Boxia Road, Pudong New Area, Shanghai 201203. In addition, we occupy an aggregate of approximately 7,125 square meters of leased office space in Shanghai, Beijing, Tianjin, Suzhou and various other cities in China.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. We may be subject to potential claims on certain provisions of the agreements we entered into to acquire some of our online or offline businesses. See “Risk Factors — Risks Related to Our Business — We may be subject to potential disputes on certain provisions of the agreements we entered into to acquire some of our online or offline businesses, which could have a material adverse effect on our financial condition and results of operations.”

REGULATION

This section summarizes the principal PRC laws and regulations relevant to our business and operations.

Regulation of Telecommunication and Internet Information Services

The telecommunication industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council, the Ministry of Industry and Information Technology (formerly known as the Ministry of Information Industry), or the MIIT, and other relevant regulatory authorities cover many aspects of operation of telecommunication and Internet information services.

On September 25, 2000, the State Council promulgated the PRC Telecommunications Regulations, or the Telecom Regulations, which categorize all telecommunication-related businesses in China into basic telecommunication business and value-added telecommunication business. In accordance with the “Catalog of Telecommunication Business,” an attachment to the Telecom Regulations and updated by the Notice on Adjusting the Catalog of Telecommunication Business issued by the MIIT and effective from April 1, 2003, services of an Internet content provider, or ICP, are designated as value-added telecommunication business. An ICP is subject to the examination by and approval of the MIIT or its provincial branches and is required to obtain a license, or the ICP license, which is granted by the MIIT or its provincial branches.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. Under the Internet Measures, an ICP is required to obtain an ICP license before engaging in any commercial ICP service operations in China and to conduct its ICP services within the approved business scope. After the ICP license is granted, the ICP is required to display the license number in a conspicuous place on the homepage of its website and closely monitor its website in order to remove content that might be deemed “harmful,” a term that is broadly defined by PRC laws. The Internet Measures further specify that an ICP needs to obtain the prior approval from competent PRC regulatory authorities when its ICP services are related to, among other things, news, publication, education, medical and health care, pharmaceuticals and medical appliances. If a commercial ICP fails to obtain the ICP license, the competent PRC regulatory authorities may levy fines, confiscate its income or even block its website.

Furthermore, on March 1, 2009, the MIIT promulgated the amended Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures, which became effective on April 10, 2009. The Telecom License Measures set forth more detailed provisions regarding the types of licenses required to operate the value-added telecommunication business, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In addition, a commercial ICP must conduct its business in accordance with the specifications as provided in detail in its ICP license. The ICP license is subject to annual review, the result of which will be conveyed to the State Administration for Industry and Commerce, or the SAIC, or its local branches and become publicly available information.

To comply with these PRC laws and regulations, four websites operated by us have obtained an ICP license and we are also in the process of applying for the ICP license for five websites operated by us. See “Risk Factors — Risks Related to Our Business — Our online business is highly regulated in China. The lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Regulation of Foreign Ownership Restriction in Value-Added Telecommunications Industry

Investment activities in China by foreign investors are mainly governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and amended from time to time jointly by the Ministry of Commerce, or the MOFCOM, and National Development and Reform Commission, or the NDRC. The Catalogue divides industries into three categories for foreign investment: encouraged, restricted and prohibited. Foreign investors are not allowed to invest in “prohibited” category of industries, which include the industries in which we currently operate: online culture, online and offline publishing, general distribution and importation of books, newspapers and magazines, and publishing, production and import of audio-video products and electronic publications.

On December 11, 2001, the State Council promulgated the Regulations on Administration of Foreign-invested Telecommunication Enterprises, or the FITE Regulations, which were amended on September 10, 2008. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interest in any value-added telecommunications services, including ICP services. Moreover, foreign investors must obtain approvals of the MIIT and the MOFCOM or its competent local branches in order to become shareholders of domestic companies which are engaged in value-added telecommunication services.

On July 13, 2006, the MIIT issued Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunication Services, or the MIIT Circular. The MIIT Circular further strengthened regulation over foreign investment in value-added telecommunication services, including prohibiting domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or requiring domain names and trademarks used by any value-added telecommunication service providers to be held by either the holder of the ICP license or shareholders of such ICP license holder. If the ICP license holder fails to comply with the requirements in the MIIT Circular and cure such non-compliance within a specified period of time, the MIIT or its local branches have the discretion to take measures against such license holder, including revoking its ICP license.

To comply with these PRC laws and regulations, we operate our businesses in China through a series of contractual arrangements entered into between our wholly owned subsidiary, Shengting, our affiliated PRC entity, Shanghai Hongwen, and Shanghai Hongwen’s shareholders. Shanghai Hongwen and its subsidiaries hold certain licenses that are essential to the operation of our business. However, due to the lack of further necessary and definite interpretations from the PRC regulatory authorities, it remains unclear what impact these PRC laws and regulations will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures. See “Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in Internet-based businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation of Offline Publishing Channels and Distribution

The General Administration of Press and Publications, or the GAPP, is responsible for supervising publishing activities in China. Under the Regulations on the Administration of Publication, effective on February 1, 2002 and amended on March 19, 2011, only entities with a valid publishing license granted by the GAPP are permitted to publish books or other publications in printed form in China. In addition, the Administration Provisions on Book Publishing, issued by the GAPP on February 21, 2008, require book publishers to obtain an International Standard Book Numbers, or ISBNs, from the GAPP for each book to be published by them. The application and grant of the ISBNs are highly restricted and only licensed publishers are able to apply for and obtain the ISBNs. Also, the sale or assignment of ISBNs is strictly prohibited. Since we do not have such publishing licenses, we enter into framework agreements with a few licensed state-owned publishers for our offline publishing business. See “Risk Factors — Risks Related to Our Business — We rely on the publishing licenses of third-party publishers for our offline publications. If such third-party publishers cease to cooperate with us on commercially acceptable terms or at all, or if the PRC regulatory authorities find such cooperation arrangements to be in violation of PRC laws and regulations governing the publishing industry, our offline business will be materially and adversely affected.”

According to the Administrative Measures for the Publications Market, effective on September 1, 2003, as amended in June 2004, an entity engaging in the distribution, wholesale or retail, of books or other publications must obtain the approval of and a permit issued by the competent GAPP authorities in order to distribute books or other publications in China. Each of our three offline publishing companies, Huawen, Zhongzhi and Jushi, holds such approval and permit.

Regulation of Internet Publication

On June 27, 2002, the GAPP and the MIIT jointly promulgated the Interim Administration Measures on Internet Publication, or the Internet Publication Measures, which became effective on August 1, 2002. Pursuant to the Internet Publication Measures, entities engaging in Internet publishing business are required to obtain the approval of and an Internet publishing license from the GAPP. “Internet publishing” is defined broadly and includes online dissemination of content created by ICP license holders or content that such ICP license holders select, edit and process and subsequently post on their websites or transmit to users via Internet for browsing, reading, using or downloading by the public. Such content may include books, newspapers, periodicals, audio-video products, electronic publications that have already been published or content that has been made public in other media formats or other literary or art content. Accordingly, we are required to obtain Internet publishing licenses for our online literature business. We obtained an Internet publishing license in 2008 for the Internet and mobile publishing operations of qidian.com. We are also in the process of applying for the requisite Internet publishing license for all other websites operated by us and amending or obtaining the Internet publishing license for qidian.com to cover its web-based game business. If we fail to obtain Internet publishing licenses, the relevant regulatory authorities may terminate our online literature business, levy fines or confiscate our income or our facilities or other resources used for our online literature business. See “Risk Factors — Risks Related to Our Business — Our online business is highly regulated in China. The lack of requisite licenses or permits applicable to our business and any changes in government policies or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Furthermore, the Internet Publication Measures require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties. Each of our websites has professional editors who examine the content uploaded to the website to ensure compliance with applicable laws. In addition to our editors, we also have a dedicated content screening and monitoring team to ensure that no prohibited or pirated content is posted on our websites and to promptly remove any allegedly infringing content already posted on our websites.

Regulation of Online Transmission of Audiovisual Programs

On July 6, 2004, the State Administration of Radio, Film and Television, or the SARFT, promulgated the Rules for the Administration of Transmission of Audiovisual Programs Through Internet and Other Information Networks, or the Audiovisual Transmission Rules, which became effective on October 11, 2004. Under the Audiovisual Transmission Rules, an entity engaging in online transmission of audiovisual programs is required to obtain an Internet transmission audiovisual program license, with a term of two years, issued by the SARFT and to operate pursuant to such scope as provided in the license. Further, if entities engaging in activities of online transmission of audiovisual programs fail to obtain such license, they may be ordered to shut down their websites and may be subject to fines and penalty of confiscating illegal gain. According to the Audiovisual Transmission Rules, foreign invested enterprises are not allowed to conduct business transmitting audiovisual programs via Internet and other information networks.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Audiovisual Program Services, or Circular 56, which became effective as of January 31, 2008. Circular 56 requires all online audiovisual service providers to be either wholly state-owned or state-controlled. The PRC government subsequently clarified that online audiovisual service providers that commenced their operations prior to the issuance of Circular 56 may (i) register and continue to operate their businesses without becoming state-owned or state-controlled, and (ii) apply for the license so long as they satisfy certain requirements set forth in Circular 56, including, among others, no violation of the laws and regulations. We are required to obtain an Internet transmission audiovisual program license for our audio literature business that we operate through our website tingbook.com. We are currently in the process of applying for such license for tingbook.com.

Regulation of Online Cultural Activities

On May 10, 2003, the Ministry of Culture, or the MOC, promulgated the Provisional Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004 and on April 1, 2011 respectively. According to the Online Cultural Measures, ICPs engaging in “online cultural activities” shall obtain a permit from the provincial branches of the MOC. The term “online cultural activities” includes, among other things, dissemination of online cultural products (such as audiovisual products and gaming products) and import, publishing and broadcasting of Internet cultural products. Specifically, entities are required to obtain online culture operating permits from the provincial branches of the MOC if they intend to commercially engage in any of the following types of activities: (i) production, duplication, import, publishing or broadcasting of online cultural products; (ii) publishing of online cultural products on the Internet or transmission thereof via Internet or mobile telecommunication network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for the purpose of browsing, reviewing, using or downloading such products by online users; or (iii) exhibitions or contests related to online cultural products. Further, if the ICPs engaging in online cultural activities fail to obtain such license, they may be ordered to shut down their websites and subject to fines and penalty of confiscating illegal gain.

Regulation of Content, Information Security and Censorship

The PRC government has issued various laws and regulations governing the content and other information uploaded and disseminated over the Internet and in printed form. According to these laws and regulations, ICPs are required to monitor their websites from time to time and remove any inappropriate information or content. They must remove from their websites any such information or content that may be found objectionable or otherwise violate the PRC laws and regulations, including but not limited to any information or content that may (i) oppose the fundamental principles determined in the PRC Constitution; (ii) compromise state security, divulge state secrets, subvert state power or damage national unity; (iii) harm the dignity or interests of the state; (iv) incite ethnic hatred or racial discrimination or damage inter-ethnic unity; (v) sabotage China’s religious policy or propagate heretical teachings or feudal superstitions; (vi) disseminate rumors, disturb social order or disrupting social stability; (vii) propagate obscenity, pornography, gambling, violence, murder or fear or incite the commission of crimes; and (viii) insult or slander a third party or infringe upon the lawful rights and interests of a third party. In any such serious violation, the PRC regulatory authorities may shut down the websites, revoke the relevant ICP licenses or impose other penalties pursuant to applicable PRC laws.

Internet companies in China are also required to complete security filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the PRC Law on Preservation of State Secrets, which became effective on October 1, 2010, requires an Internet service provider to discontinue disseminating any information that may be deemed to be leaked state secrets and to report such developments in a timely manner to the state security and public security authorities. Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

To comply with these laws and regulations, we have adopted internal procedures to ensure that no prohibited or pirated literary, advertising and other content is displayed on our websites or included in our content library. All user-posted content or comments are first screened by our proprietary filtering systems and content containing prohibited words or images are then manually screened and removed. If we find a user has violated the user agreement, applicable laws or regulations or third-party rights, including copyrights, we may terminate such user’s account and block such user’s future uploads without prior notice. In addition, we remove the relevant literary content when we are notified or made aware by copyright owners or from other sources of copyright infringement by users, such as lists of infringing content that the regulatory authorities publish from time to time.

Regulation of Intellectual Property Rights

China has enacted various laws and regulations relating to the protection of intellectual property rights, including copyrights, software, trademarks, patents, domain names and other forms of intellectual property. China is a signatory to some main international conventions on protection of intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Copyright.  According to the PRC Copyright Law, promulgated on September 7, 1990 and amended on October 27, 2001 and February 26, 2010, and its implementing rules, publications and products disseminated over the Internet and software products are protected by the PRC laws and regulations. In addition, according to the Trial Measures of Voluntary Registration of Works, which became effective on January 1, 1995, copyright owners are encouraged, although not required, to register their copyrights with the National Copyright Administration of

Copyright, or the NCAC, or its local branches and receive written registration certificates. We have registered some of the online written works of which we owned the copyright with the NCAC or its relevant local branches.

In 2005 and 2006, the PRC regulatory authorities promulgated various rules and regulations to address copyright infringement issues related to content posted or disseminated over the Internet. Under these rules and regulations, an Internet service provider must promptly remove the infringing content after receiving notice from a legitimate copyright holder unless otherwise disputed by the provider of such alleged infringing content. Knowingly transmitting infringing content or failure to take remedial actions upon receipt of the relevant notice may subject the Internet service provider to administrative penalties, including confiscation of all income derived from the infringement activities, and fines.

Trademark.  In accordance with the PRC Trademark Law, promulgated on August 23, 1982 and amended on February 22, 1993 and October 27, 2001, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes.

China has adopted a “first-to-file” principle for trademarks. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks remain valid for ten years from the date that registration is approved. A registrant may apply to renew a registration within six months prior to the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark will be deregistered. Renewed registrations remain valid for ten years.

Under the PRC Trademark Law, a registered trademark may be transferred between parties upon execution of a transfer agreement and approval and publication by the Trademark Office of the SAIC. A registered trademark may be licensed to other parties, and products making use of such licensed trademark must state the name of the licensees and production location of such products. The trademark license agreement must be filed for record-keeping purposes with the Trademark Office of the SAIC.

Patent.  In accordance with the PRC Patent Law, promulgated on March 12, 1984 and amended on September 4, 1992, August 25, 2000 and December 27, 2008, the State Intellectual Property Office is responsible for administering patents in the PRC. The patent administration departments at the provincial or municipal level are responsible for administering patents within their respective jurisdictions.

Under the PRC Patent Law, patents are grouped into three categories: inventions, utility models and designs. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. The PRC patent system has adopted a “first-to-file” principle, which means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. In addition, the PRC Patent Law requires absolute novelty for an invention to be patentable. Under this requirement, any relevant written or oral publication, demonstration or use prior to filing a patent application may prevent an invention from being patented in the PRC. Patents for inventions remain valid for 20 years, and patents for utility models and designs remain valid for ten years, in each case from the filing date of the patent application. A patent application or patent right may be transferred between parties upon execution of a written agreement between the parties, which becomes effective upon registration with the State Intellectual Property Office.

Software Copyright.  The computer software copyrights are under the protection of the PRC Copyright Law. The State Council and the NCAC have also promulgated various regulations relating to the protection of software copyrights, including the Regulations on Computer Software Protection, or the Software Regulations, promulgated on December 20, 2001 by the State Council, and the Measures on the Registration of Computer Software Copyright, promulgated on February, 20, 2002 by the NCAC. In accordance with these rules and regulations, a software copyright owner may apply for the registration of software at software registration institutions recognized by the NCAC. A registration certificate may serve as preliminary proof of the copyright ownership of a registrant. A software copyright of a legal person remains valid for a period of 50 years from the date of publication of such copyright.

On March 5, 2009, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, which became effective on April 10, 2009, to strengthen the regulation of software products and to encourage the development of the PRC software industry. The Software Measures provide a registration and filing system with respect to software products made in or imported into the PRC. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted under relevant software industry policies. The Software Measures prohibit the development, production, sale, import and export of software products which infringe intellectual property rights of third parties, contain computer viruses, harm computer system security or contain contents prohibited by PRC laws and regulations.

We seek and maintain proper registration of our intellectual property rights. As of June 30, 2011, we had 12 registered copyrights, 214 registered trademarks and 428 trademark applications and two patent applications.

Regulation of Advertising

The PRC laws and regulations governing the advertisements mainly include: (i) the PRC Advertisement Law, which was promulgated on October 27, 1994 and became effective on February 1, 1995; (ii) the Administrative Regulations on Advertising, which were promulgated by the State Council on October 26, 1987 and became effective on December 1, 1987; (iii) the Implementing Rules on the Administrative Regulations for Advertisement, which were promulgated by the SAIC on November 30, 2004 and became effective on January 1, 2005; and (iv) the Administrative Measures on Advertising Operating License, which were promulgated by the SAIC on November 30, 2004 and became effective on January 1, 2005.

According to these laws and regulations, a PRC enterprise that engages in advertising activities must obtain from the SAIC or its local branches an advertisement operation permit that specifically authorizes such enterprise to operate the advertising business within permitted scope. Engaging in advertising activities without such permit may subject the relevant entity to penalties, including fines, confiscation of advertising income and orders to cease advertising operations.

The PRC advertising laws and regulations also prohibit advertisements from containing false or misleading information, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are obligated to monitor the advertising content to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. For that purpose, advertising operators and advertising distributors must review the supporting documents provided by advertisers and verify the content of the advertisements. In addition, where a special government review is required for specific types of advertisements prior to distributing advertisements, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, advertising distributors are obligated to confirm that such review has been performed and approval has been obtained from competent PRC regulatory authorities. Violation of these laws and regulations may subject the relevant entities to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC regulatory authorities may force the advertising agencies or advertising distributors to terminate the advertising operation or even revoke their business licenses.

To comply with these laws and regulations, we have a team in charge of reviewing all advertising materials, including video commercials, flashes and pictures, to ensure there is no racist, violent, pornographic or any other improper content before the advertising content is publicly posted on our websites. We require the advertiser to provide proof of governmental approval if the advertisement is subject to special government review.

Regulation of Foreign Currency Exchange and Dividend Distributions

The principal regulations governing foreign currency exchange in the PRC include the Foreign Currency Administration Regulations promulgated by the State Council on August 5, 2008 and other regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities. Under these rules and regulations, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and investments in securities outside of China, require the prior approval of SAFE or prior registration with SAFE for conversion of Renminbi into a foreign currency, such as U.S. dollar, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad or deposit such payments abroad subject to applicable regulations that expressly require repatriation within certain period. Foreign-invested enterprises may retain foreign exchange in accounts with foreign exchange banks. Foreign currencies received under current account items can be either retained or sold to financial institutions engaged in the foreign exchange settlement or sales business without prior approval from SAFE by complying with relevant regulations. Foreign exchange income under capital account can be retained or sold to financial institutions engaged in foreign exchange settlement and sales business, with prior approval from SAFE unless otherwise provided.

In using the proceeds of this offering, as an offshore holding company, under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through capital contributions or loans and these uses are subject to PRC regulations and approvals. Capital contribution to our PRC subsidiary must be approved by MOFCOM or its local counterparts. Loans by us to our PRC subsidiary to finance its activities may not exceed statutory limited and must be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated Circular 142, which regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the registered capital of a foreign-invested company converted from foreign currencies may (i) only be used for purposes within the business scope approved by the applicable governmental authority and (ii) not for equity investments within the PRC unless otherwise provided. Further, a foreign-invested company may not change the use of such registered capital without the prior approval of SAFE or its local branches. Violations of Circular 142 could result in severe penalties, including fines. In addition, SAFE promulgated the Notice on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses on November 9, 2010, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

We expect that if we convert the net proceeds from this offering into RMB pursuant to SAFE Circular 142, our use of RMB funds will be within the approved business scope of our PRC subsidiary. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiary. See “Risk Factors — Risks Related to Doing Business in China — PRC Regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using our net proceeds from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

The principal regulations governing dividend distributions of wholly foreign-owned companies include the PRC Company Law (1993), the Wholly Foreign-owned Enterprise Law (1986), as amended in 2000, and the Wholly Foreign-owned Enterprise Law Implementing Rules (2001). Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits as determined in accordance with the relevant PRC laws and accounting standards. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund their statutory capital reserve funds, until the accumulative amount of such funds have reached 50% of their registered capital. These reserves are not distributable as cash dividends. Our PRC subsidiary did not have accumulated profits as of June 30, 2011 and therefore has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits sufficient to meet the requirements for statutory reserve funds under PRC laws and regulations.

Regulation of Loans Between a Foreign Company and Its PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Foreign Exchange Administration Regulation, as amended, the Interim Measures on Foreign Debts Administration (2003), or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions (1987) and its implementing rules promulgated in 1998, the Administration Provisions on the Settlement, Sale and Payment of Foreign Exchange (1996), and the Notice of SAFE on Issues Related to Perfection of Foreign Debts Administration issued in October 2005.

Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches. A foreign-invested enterprise can legally borrow foreign exchange loans up to its borrowing limits, which is defined as the difference between its “total investment” and its “registered capital” as approved by the MOFCOM or its local branches. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholder’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Pursuant to the Interim Measures, if the amount of foreign exchange debt of a foreign-invested enterprise exceeds its borrowing limits, the enterprise is required to apply to the relevant PRC regulatory authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with SAFE.

If we provide funding to our PRC subsidiary through shareholder loans and if such loans exceed its borrowing limits, we will need to increase our PRC subsidiary’s approved registered capital and total investment amount, which requires approval from the MOFCOM or its local counterparts. Such approval process typically takes 30 to 90 days, and sometimes longer, from the time the MOFCOM or its local counterparts receive the application documents. In addition, we will also need to register such loans with SAFE, which usually requires no more than 20 working days to complete.

Regulation of Investment in Offshore Special Purpose Vehicles

SAFE has promulgated several regulations, including the Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, effective on November 1, 2005. These rules and regulations require PRC resident legal persons or individual residents to register with the competent local SAFE branches before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities of PRC enterprises, referred to in the notice as offshore special purpose vehicles, or SPV. Under Circular 75, the term “PRC resident legal persons” refers to legal entities or other economic organizations established within the territory of the PRC, while the term “PRC individual residents” includes (i) all PRC citizens (including PRC citizens living abroad) and (ii) foreigners who habitually reside in the PRC for economic benefit.

Under Circular 75, a PRC resident who makes, or has previously made, a direct or indirect investment in an offshore SPV is required to register that investment. In addition, any PRC resident who is a direct or indirect shareholder of an offshore SPV is required to update the previously filed registration with the relevant provincial SAFE branch to reflect any material change with respect to the offshore SPV’s roundtrip investment, capital variation, merger, division, long-term equity or debt investment or creation of any security interest. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from contributing additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various foreign exchange registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions.

We are committed to complying with Circular 75 and related rules and to ensuring that our shareholders who are subject to these SAFE regulations file the necessary registrations and amendments required under Circular 75 and related rules. We have requested our relevant shareholders who are subject to SAFE regulations to make the necessary filings. However, we may not be fully informed of the identities of the beneficial owners of our company. There is no assurance that our shareholders and beneficial owners of our shares who are PRC residents can complete the necessary registrations and amendments under Circular 75 in a timely manner or at all, or will comply with the requirements under Circular 75 or other related rules in the future. See “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our company to liabilities or penalties, limit our ability to contribute capital to our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or otherwise materially and adversely affect us.”

Regulation of Employee Stock Options Plan

In December 2006, the People’s Bank of China, or the PBOC, promulgated the Measures for the Administration of Individual Foreign Exchange, setting forth the requirements for foreign exchange transactions by both PRC and non-PRC citizens under the current account and the capital account. Pursuant to the Implementation Rules of the Administration Measure for Individual Foreign Exchange and the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE in January and March 2007, respectively, PRC domestic individuals who have been granted shares or share options by an overseas-listed company according to its equity incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to register with SAFE or its local branches and complete certain other procedures related to such equity incentive plan. The PRC subsidiary of such overseas-listed company or other qualified PRC agents must, among others things, file, on behalf of such individual, an application with SAFE or its local branches to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with share holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application, the PRC subsidiary or the PRC domestic agent shall obtain approval from SAFE or its local branches to open a special foreign exchange account with a PRC domestic bank to hold the funds required for the share purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued upon the shares and any other income or expenditures approved by SAFE or its local branches. The PRC subsidiary or the PRC domestic agent is also required to obtain approval from SAFE or its local branches to open an overseas special foreign exchange account with an overseas trust bank to hold overseas funds for any share purchase.

All proceeds obtained by PRC domestic individuals from sales of shares shall be fully repatriated back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to such individuals’ foreign exchange savings accounts after the proceeds have been repatriated back to the special foreign exchange account opened at the PRC domestic bank.

In addition, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the SAT, and its supplementary notice issued by the SAT, provide that public companies that have adopted an employee share option plan should file the plan and other relevant documents with the local tax authorities having jurisdiction over them before any grants under the plan and file the exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before the options are exercised.

We and our PRC domestic individual employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of our ADSs on the NYSE. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions, as a result of which our business operations and equity incentive plans could be materially and adversely affected.

Regulation Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM and the China Securities Regulatory Commission, or the CSRC, jointly adopted the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require that an offshore SPV, formed for listing purposes and controlled directly or indirectly by PRC enterprises or individuals by mergers and acquisitions of PRC domestic enterprises, must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of the M&A Rules is subject to interpretation. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted by such SPV for seeking the approval of overseas listing from the CSRC, or the CSRC Procedure.

Under the M&A Rules, “mergers and acquisitions of PRC domestic enterprises by foreign investors” refers to a situation where a foreign investor purchases the equity interests in a domestic enterprise, or subscribes for the increased capital of a domestic enterprise, and thus changes the domestic enterprise into a foreign-invested enterprise; where a foreign investor establishes an enterprise, through which the foreign investor purchases the assets of a domestic enterprise and operates its assets; or where a foreign investor purchases the assets of a domestic enterprise, and then invests such assets to establish a foreign-invested enterprise to operate the assets. In addition, as of the date of this prospectus, the CSRC and other PRC regulatory authorities have not issued any definitive rule or interpretation concerning whether transactions like this offering are subject to the M&A Rules and the CSRC Procedure.

The application of the M&A Rules remains unclear. Currently, there is no consensus among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. Our PRC legal counsel, Zhong Lun Law Firm, has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on the NYSE.

If the CSRC or other PRC regulatory agencies subsequently determines that we need to obtain CSRC approval for this offering either by interpretation, clarification or amendment of the M&A Rules or by any new rules, regulations or directives promulgated after the date of this prospectus, we may face sanctions by the CSRC or other PRC regulatory agencies. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our corporate reorganization in 2008 and this offering, and the failure to obtain any required approval could have a material adverse effect on our business, operating results and reputation and trading price of our ADSs, and also create uncertainties for this offering.”

Regulations Relating to the PRC Anti-Monopoly Law

On August 30, 2007, the PRC National People’s Congress adopted the PRC Anti-Monopoly Law, or AML, which became effective on August 1, 2008. In essence, the AML prohibits certain monopolistic acts which result in or could result in the elimination or restriction of competition. After the promulgation of the AML, the State Council as well as various PRC regulatory authorities including the MOFCOM, the NDRC, and the SAIC, promulgated a series of regulations from different perspectives to interpret and enforce the AML. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the AML, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities. If a business operator that possesses a dominant market position is deemed to abuse its dominant position, the SAIC and other competent PRC regulatory authorities may, at their discretion, order such business operator to cease illegal acts, confiscate any illegal gains and even impose a fine of 1% up to 10% of its revenues in the preceding financial year.

We may be deemed to have a dominant market position in the relevant market by the relevant PRC regulatory authorities due to our current market share. If we are deemed to have a dominant market position and the relevant PRC regulatory authority establishes that we have abused such dominant market position, the PRC regulatory authority may, at its discretion, confiscate any illegal gains and impose a fine of 1% to 10% of our revenues in the preceding financial year. See “Risk Factors —Risks Related to Our Business — We may be subject to litigation and regulatory activity under PRC Anti-Monopoly Law.”

In addition, pursuant to the AML and the relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the MOFCOM: (i) the combined worldwide turnover of all the undertakings concerned in the preceding financial year exceeds RMB10 billion, and the nationwide turnover within the PRC of each of at least two of the undertakings concerned in the preceding financial year exceeds RMB400 million; or (ii) the combined nationwide turnover within the PRC of all the undertakings concerned in the preceding financial year exceeds RMB2 billion, and the nationwide turnover within China of each of at least two of the undertakings concerned in the preceding financial year exceeds RMB400 million. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. Pursuant to the above laws and regulations, without the clearance of prior notification from the MOFCOM, no concentration of undertakings shall be implemented and effected. If such prior notification is not obtained, the MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation before the concentration, and may impose a fine of up to RMB500,000. Furthermore, the business operators of such concentration shall assume civil liabilities of any loss to an entity or individual caused by the concentration.

Complying with the requirements of the AML and the relevant regulations could make completion of our future acquisitions time-consuming, complex and difficult to complete. There are uncertainties as to whether we will be able to obtain the pre-clearance of the MOFCOM for any acquisition that would trigger the AML.

Regulation of Labor Contracts and Social Insurance

The new Labor Contract Law of the PRC, or Labor Contract Law, was promulgated on June 29, 2007 and became effective on January 1, 2008. On September 18, 2008, the State Council issued Labor Contract Regulations, which became effective as of the date of issuance. The Labor Contract Law and the Labor Contract Regulations require employers to enter into written contracts with their employees and restrict their use of temporary workers in order to provide employees with long-term job security. In addition, employers must pay their employees wages equal to or above the local minimum wage standards, establish labor safety and workplace sanitation systems, comply with national labor rules and standards and provide employees with appropriate training regarding workplace safety.

The Labor Contract Law and the Labor Contract Regulations also allow third-party human resource companies to enter into employment contracts with employers on behalf of “dispatched employees.” Under the Labor Contract Law and Labor Contract Regulations, the dispatched positions are typically temporary and complementary in nature, and the labor dispatch agreements should state the position, term and compensation of the dispatch, including social insurance fees, as well as the liabilities for breaching such terms. The employers should fulfill their obligations set forth in the Labor Contract Law and protect the legal rights and interests of the dispatched employees. Violations of the Labor Contract Law and the Labor Contract Regulation may result in various fines or other administrative sanctions or, in the case of serious violations, criminal liabilities.

The PRC regulatory authorities have passed a variety of laws and regulations regarding social insurance and housing fund from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, the PRC companies have to make enough contributions to the relevant local social insurance and housing fund authorities for their employees. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

To comply with these laws and regulations, we have entered into standard annual employment contracts with most of our employees of our PRC subsidiary and affiliated PRC entity and its subsidiaries. A significant number of our employees are contracted through third-party human resources companies that are authorized under the PRC laws to enter into employment contracts with local employees and dispatch such employees to enterprises. We also make contributions to various employee benefit plans that are required by PRC regulatory authorities, including housing, pension, injury, medical and unemployment benefit plans, for our employees.

Regulation of Taxation

On March 16, 2007, the Chinese government enacted the new Enterprise Income Tax Law, or the New EIT Law, and promulgated the New EIT Law Implementation Regulations. Both the New EIT Law and the New EIT Law Implementation Regulations became effective on January 1, 2008. Under the New EIT Law and the New EIT Law Implementation Regulations foreign invested enterprises incorporated in the PRC, such as Shengting, and domestic companies, such as Shanghai Hongwen and its subsidiaries, are subject to a uniform income tax rate of 25%.

In addition, under the New EIT Law and the New EIT Law Implementation Regulations, enterprises organized under the laws of jurisdictions outside the PRC whose “de facto management bodies” are located in China are considered PRC resident enterprises for tax purposes and will be subject to the uniform 25% enterprise income tax rate on their global income. The term “effective management and control” is generally defined as exercising substantial and overall management and control over the production, operation, personnel, accounting and assets of an enterprises. A substantial majority of our senior management team as well as the senior management team of Cloudary Holdings are located in China. If we or Cloudary Holdings Limited is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — We may be subject to PRC income tax on our worldwide income if we were considered a PRC ‘resident enterprise’ under the New EIT law.”

The New EIT Law and the New EIT Law Implementation Regulations provide that PRC-sourced income of foreign enterprises, such as dividends or interest paid by a PRC subsidiary to its overseas parent, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under a special arrangement between mainland China and Hong Kong, such dividend withholding tax rate is reduced to 5% and interest withholding rate is reduced to 7% if, among others, a Hong Kong resident enterprise owns over 25% equity interest in the PRC company distributing the dividends or paying the interest. Dividends or interest payments of Shengting, which is our PRC subsidiary directly held by our Hong Kong subsidiary Cloudary Holdings Limited, will, upon approval from the local tax authority, benefit from the applicable reduced withholding tax rate under the special arrangement between mainland China and Hong Kong. However, if Cloudary Holdings Limited is not considered to be the beneficial owner of any such payments, such payments would be subject to withholding tax at a rate of 10% rather than a preferential rate. See “Risk Factors — Risks Related to Doing Business in China — The New EIT Law may affect the availability of preferential tax rates under the special tax arrangement between Hong Kong and mainland China on dividends and interest to be paid by our PRC subsidiary.”

Under the applicable PRC tax laws, any entity or individual conducting business in the service industry within the PRC is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of competent tax authorities.

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC, promulgated by the State Council on December 13, 1993, as amended on November 5, 2008 (effective on January 1, 2009), and the Rules for Implementation of Provisional Regulations on Value-Added Tax of the PRC, promulgated on December 25, 1993 and amended on December 15, 2008 (effective on January 1, 2009), all entities and individuals engaged in selling goods, providing repair and placement services or importing goods into the PRC are generally subject to a value-added tax, or VAT, at a rate of 17% of the gross sales proceeds received (with the exception of certain goods which are subject to a rate of 13% or lower), less any VAT already paid or borne by the taxpayer on goods or services purchased and utilized in the production of goods or provision of services that have generated the gross sales proceeds.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers. The business address of all of our directors and executive officers is 35 Boxia Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Directors and Executive Officers	Age	Position/Title

Tianqiao Chen	38	Chairman of the Board of Directors
Qianqian Luo	35	Director
Xiaoqiang Hou	36	Director, Chief Executive Officer
Lance Chen	49	Independent Director Appointee*
Jin Koh Teoh	46	Independent Director Appointee*
Wenhui Wu	33	President
Xiaodong Liang	34	Chief Financial Officer, Vice President
Hua Lin	41	Vice President
Bingsha Liu	33	Vice President
Qiang Liu	33	Vice President
Jiuyun Ning	41	Vice President

*	Messrs. Chen and Teoh have accepted appointment to serve as our independent directors, effective upon the completion of this offering.

Tianqiao Chen has served as our director since April 2009. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. He has served as a director of Shanda Games Limited since June 2008. Mr. Chen also serves as a member of the board of directors of Ku6 Media Co., Ltd., which is listed on the Nasdaq Global Market. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is married to Qianqian Luo, one of our directors.

Qianqian Luo has served as our director since April 2009. Ms. Luo has served as a director of Shanda Interactive since its inception in December 1999. From November 1999 to February 2004, Ms. Luo served as director of administration and vice president at Shanda Interactive. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor’s degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.

Xiaoqiang Hou has served as our director since February 2010 and our chief executive officer since August 2008.  From July 2001 to July 2008, Mr. Hou served as editor, editor supervisor and the deputy chief editor of sina.com in charge of the reading, property, automobile, blog and video sections of sina.com. Mr. Hou holds a bachelor’s degree in Chinese literature from Shanxi Normal University, a master’s degree in ancient literature from Capital Normal University and an Executive Master of Business Administration from School of Economics and Management of Tsinghua University.

Lance Chen will serve as our independent director and chairman of audit committee upon the completion of this offering. Mr. Chen has been a managing director in the China Investment Banking Department of JPMorgan since 2004. Before that, he was a partner in charge of global securities practice for greater China clients at Baker & McKenzie from 2000 to 2004 and from 1994 to 1997. Mr. Chen was a vice president with Bear Stearns and a vice president with IDG Venture Capital Investment between 1997 and 2000. He holds a bachelor’s degree in political science from Taiwan University and a J.D. degree from Santa Clara University in California.

Jin Koh Teoh will serve as our independent director upon the completion of this offering. Mr. Teoh has served as managing director and head of regional sales in the global transaction services area at Royal Bank of Scotland Asia since July 2010. Prior to that, Mr. Teoh served various senior positions at the Hongkong and Shanghai Banking Corporation Limited from March 2000 to June 2010, mostly recently as head of payments and cash management in China since December 2006, and served as head of cash management products at Development Bank of Singapore from August 1999 to February 2000. Mr. Teoh worked at Bank of America from October 1994 to August 1999, focusing on global treasury services. Mr. Teoh holds a bachelor’s degree in computer science and business administration from University of Guelph in Canada.

Wenhui Wu has served as our president since July 2008. Mr. Wu is one of the co-founders of and the general manager of qidian.com. He served as general manager of Xuanting from October 2004 to June 2008. Prior to the establishment of Xuanting, Mr. Wu served as software engineer at Founder Technology Co., Ltd. from July 2000 to July 2001 and served as project manager at Chaohua Technology Co., Ltd. from July 2001 to September 2004. Mr. Wu holds a bachelor’s degree in computer science from Peking University.

Xiaodong Liang has served as our chief financial officer since March 2009. Since May 2011, Mr. Liang has served as vice president in charge of investments in our subsidiaries and portfolio companies. From October 2002 to June 2007, Mr. Liang was Shanda Interactive’s director of corporate finance and investor relations and associate director of investment. Prior to that, Mr. Liang worked at Pioneer Capital Corporation focusing on investment analysis. Mr. Liang holds a Master of Business Administration from Schulich Business School of York University and bachelor’s and master’s degrees of economics from East China University of Science and Technology.

Hua Lin has served our vice president since August 2010 in charge of copyright license, sublicense and business cooperation. From October 2009 to August 2010, Mr. Lin served as senior director of business cooperation center at Shanda Online Entertainment Limited. Prior to that, Mr. Lin worked at Beijing SAP Software System Co., Ltd. as a sales director from September 2000 to October 2009. Mr. Lin holds a bachelor’s degree in engineering from Xi’an Jiaotong University and a Master of Business Administration from the Shanghai University of Finance and Economics and Webster University joint business administration degree program.

Bingsha Liu has served as our vice president since February 2010 and is in charge of human resources. From April 2003 to February 2010, Ms. Liu served as general manager of the president’s office and deputy director of human resources at Shanda Interactive. Ms. Liu holds a master’s degree in law from Fudan University.

Qiang Liu has served our vice president since November 2010 in charge of Cloudary’s operation. Prior to joining us, Mr. Liu served as president of book sales and online products at Joyo Amazon in charge of the management of online products, Internet content and book sales from July 2003 to March 2010. Mr. Liu graduated from Shandong University of Arts.

Jiuyun Ning has served as our vice president since July 2011 in charge of investor relations management. Prior to joining us, Ms. Ning served various positions at VanceInfo, including as vice president in charge of corporate strategy and investor relations, from October 2007 to July 2011 and senior manager of professional services with Motorola from March 2001 to October 2007. She also served as China marketing manager at Veritas Software from January 2000 to March 2001. Ms. Ning holds a Master of Business Administration from Rutgers Business School of Rutgers University and a master’s degree in arts from Beijing Foreign Studies University.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association, or our memorandum and articles of association. Our shareholders have a right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is no shareholding qualification for directors.

Board Practices

Our board of directors has established an audit committee and a compensation and leadership development committee. We have adopted a charter for each of the board committee. Each committee’s members and functions are described below. We currently do not plan to establish a nominating committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Section 303A of the NYSE rules. This home country practice of ours differs from the NYSE rules regarding implementation of a nominating committee, because there are no specific requirements under Cayman Islands law on the establishment of a nominating committee.

Board Committees

Audit Committee.  Our audit committee will initially consist of Messrs. Lance Chen and Jin Koh Teoh. Both Messrs. Chen and Teoh satisfy the “independence” requirements of Section 303A of the NYSE rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Securities Exchange Act of 1934, or the Exchange Act. Mr. Lance Chen will be the chairman of our audit committee and satisfies the criteria of an audit committee financial expert within the meaning of the applicable rules of the SEC. Within one year following this offering, we will have one additional director on our audit committee who satisfies the “independence” requirements.

Our audit committee will be responsible for, among other things:

•	selecting independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives and actions;

•	reviewing policies with respect to risk assessment and risk management;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation and Leadership Development Committee.  Our compensation and leadership development committee will consist of Tianqiao Chen and Qianqian Luo.

Our compensation committee will be responsible for:

•	reviewing and approving our compensation provided to our directors and officers;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•	reviewing and recommending stock-based compensation for our directors, officers and employees;

•	determining and reviewing stock-based compensation for our directors, officers, employees and consultants;

•	reviewing and approving the process of recruitment, appointment and evaluation and development plan of our executive officers;

•	evaluating its own performance and reporting to our board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our owned and operated website.

We are a “controlled company” as defined under Section 303A of the NYSE rules. As a result, for so long as we remain a controlled company as defined in those rules, we are exempt from some of the requirements of Section 303A of the NYSE rules, including the requirements that:

•	a majority of our board of directors must be independent directors;

•	the compensation of our chief executive officer must be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors;

•	the director nominees must be selected or recommended by a majority of the independent directors or a nomination committee comprised solely of independent directors; and

•	the compensation committee must be composed of independent directors.

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation paid to our directors and executive officers was approximately RMB6.5 million, and options to acquire an aggregate of 7,375,000 Class B ordinary shares were granted to our directors and executive officers. No pension, retirement or similar benefits has been set aside or accrued for our executive officers or directors. We have no service contracts with any of our directors providing for benefits upon termination of employment.

Equity Compensation Plan

2010 Equity Compensation Plan

In November 2010, our board of directors adopted the 2010 Equity Compensation Plan to attract, motivate, reward and retain selected employees and other eligible persons, and hence to drive the success of our business. The 2010 Equity Compensation Plan provides for the issuance of up to 25,500,000 Class B ordinary shares.

Plan Administration.  Our board of directors or one or more committees appointed by our board will administer our 2010 Equity Compensation Plan. The plan will determine the provisions and the terms and conditions of our awards.

Eligibility.  At the discretion of our board of directors or the committee administers our 2010 Equity Compensation Plan, we may grant awards to employees, officers, directors, advisors or consultants of our company.

Transfer Restrictions.  An option is non-transferable and shall be exercised only by the optionee. Subject to certain exceptions, no optionee shall in any way sell, transfer, assign, pledge, encumber or charge any option under our 2010 Equity Compensation Plan.

Types of Awards.  The following briefly describes the principal features of the various awards that may be granted under our 2010 Equity Compensation Plan.

•	Options. Options provide for the right to purchase our Class B ordinary shares at a specified exercise price subject to vesting. All our options will be exercisable only if the option holder continues employment or a non-employee consultant provides service through each vesting date. Those option awards expire in six years. One-fourth of the options will vest each year over a four year period starting from the date of the grant.

•	Share Appreciation Rights. A share appreciation right is a right to receive a payment, in cash or ordinary shares, equal to the excess of the fair market value of a specified number of our Class B ordinary shares on the date the share appreciation right is exercised over the base price as set forth in the award document. The maximum term of a share appreciation right is six years.

•	Restricted Shares. A restricted share award is the sale of Class B ordinary shares at a price determined by our board or the committee administering our 2010 Equity Compensation Plan or a grant of our Class B ordinary shares, in each case subject to restrictions on transfer and vesting terms.

•	Restricted Share Units. Restricted share units represent the right to receive our Class B ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of Class B ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying Class B ordinary shares.

Award Document.  Awards granted under our 2010 Equity Compensation Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or the committee administering our 2010 Equity Compensation Plan in its sole discretion.

Termination of the 2010 Equity Compensation Plan.  Without further action by our board of directors, our 2010 Equity Compensation Plan will terminate in 2020. Our board of directors may amend, suspend or terminate our 2010 Equity Compensation Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our 2010 Equity Compensation Plan if such amendment, suspension or termination would adversely affect the rights of participants with respect to any of their existing awards.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2010 Equity Compensation Plan as of December 31, 2010.

	Number of Class B
	Ordinary Shares to	Exercise Price per
	Be Issued upon	Class B Ordinary
	Exercise of Options	Share	Date of Grant	Date of Expiration
		(in US$)

Tianqiao Chen	—	—	—	—
Qianqian Luo	—	—	—	—
Xiaoqiang Hou	*	1.8	December 1, 2010	November 30, 2016
Wenhui Wu	3,125,000	1.8	December 1, 2010	November 30, 2016
Xiaodong Liang	*	1.8	December 1, 2010	November 30, 2016
Hua Lin	*	1.8	December 1, 2010	November 30, 2016
Bingsha Liu	*	1.8	December 1, 2010	November 30, 2016
Qiang Liu	*	1.8	December 1, 2010	November 30, 2016

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding share capital.

As of December 31, 2010, we had not issued restricted shares to any of our directors or executive officers.

Equity Compensation Plans of Shanda Interactive and Shanda Games Limited

Certain of our officers, directors and employees have received options to purchase ordinary shares of Shanda Interactive and Shanda Games Limited granted by Shanda Interactive and Shanda Games Limited directly to our officers, directors and employees and to officers, directors and employees of Shanda Interactive or Shanda Games Limited who were engaged in the online literature business and subsequently became our employees. As of June 30, 2011, 96,000 options were granted to our directors and executive officers pursuant to Shanda Interactive 2005 Equity Compensation Plan and 1,000 options and 125,000 restricted Class A ordinary shares were granted to our directors and executive officers pursuant to Shanda Games Limited 2008 Equity Compensation Plan.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time, with prior notice or remuneration, for certain acts of the officer, including, but not limited to, material violation of our policies or regulations, failure to perform agreed duties or embezzlement that cause material damage to us, or a conviction of a crime. An executive officer may terminate his or her employment at any time by 30-day prior written notice. Each executive officer is entitled to certain benefits upon termination, including an unpaid portion of the base salary and reimbursement for certain expenses.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of the date of this prospectus, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares and each person who owns our Series A preference shares.

Beneficial ownership includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole power to direct the voting or the disposition of the ordinary shares or to receive the economic benefit of ownership of the ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The total number of shares outstanding prior to this offering includes (i) 250,000,000 Class A ordinary shares and (ii) 11,313,150 Class A ordinary shares that are issuable upon conversion of 3,916,393 Series A-1 preference shares and 7,396,757 Series A-2 preference shares. The total number of shares outstanding immediately after the completion of this offering includes (i)           ordinary shares (including 250,000,000 Class A ordinary shares and           Class B ordinary shares issued in this offering) and (ii) 11,313,150 Class A ordinary shares that are issuable upon conversion of 3,916,393 Series A-1 preference shares and 7,396,757 Series A-2 preference shares.

The table below does not reflect the exercise of the underwriter’ over-allotment option to purchase up to an additional           ADSs.

Shares Beneficially
			Owned after this Offering		Percentage of Votes
	Shares Beneficially		(Assuming No Exercise of		Held after this
	Owned Prior to this Offering		Overallotment Option)		Offering
	Number	Percent	Number	Percent	Percent

Directors and Executive Officers:(1)
Tianqiao Chen	—	—	—	—	—
Qianqian Luo	—	—	—	—	—
Xiaoqiang Hou	—	—	—	—	—
Wenhui Wu	—	—	—	—	—
Xiaodong Liang	—	—	—	—	—
Hua Lin	—	—	—	—	—
Bingsha Liu	—	—	—	—	—
Qiang Liu	—	—	—	—	—
All Directors and Executive Officers as a Group	—	—	—	—	—
Principal Shareholders:
Shanda Investment Holdings Limited(2)	261,313,150(3)	100.0%

(1)	The address of our directors and executive officers is 35 Boxia Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

(2)	Shanda Investment Holdings Limited, or Shanda Investment, is a Cayman Islands corporation and a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, or Shanda Interactive. Shanda Interactive is a publicly listed company whose ADSs trade on the Nasdaq Global Market under the symbol “SNDA.” As of June 30, 2011, Mr. Tianqiao

Chen beneficially held approximately 55.4% of the outstanding shares of Shanda Interactive. The address of Shanda Investment is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

(3)	Consists of (i) 250,000,000 Class A ordinary shares held by Shanda Investment and (ii) 11,313,150 Class A ordinary shares that are issuable upon conversion of 3,196,393 Series A-1 preference shares and 7,396,757 Series A-2 preference shares held by Shanda Investment. Immediately following the completion of this offering, Shanda Investment intends to convert all of the Series A-1 and Series A-2 preference shares it currently holds into our Class A ordinary shares on a one-for-one basis. Following its conversion of the Series A-1 and Series A-2 preference shares, Shanda Investment will hold 261,313,150 Class A ordinary shares in aggregate, representing % and % of the equity interest and voting power in our share capital, respectively.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to ten votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We will issue Class B ordinary shares represented by our ADSs in this offering.

Our existing shareholder will hold our Class A ordinary shares and Series A preference shares upon the closing of this offering and may choose to convert its Class A ordinary shares and Series A preference shares into the same number of Class B ordinary shares at any time. See “Description of Share Capital — History of Securities Issuances and Transfers” for a description of the history of our share issuances and transfers. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

RELATED PARTY TRANSACTIONS

Reorganization

In September 2007, Shanda Investment Holdings Limited, or Shanda Investment, incorporated a wholly owned subsidiary, Cloudary Holdings Limited (formerly known as Shanda Literature Limited), in Hong Kong. Thereafter, Cloudary Holdings Limited established Shengting Information Technology (Shanghai) Co., Ltd., or Shengting, in China in May 2008.

In 2008, Shanda Interactive Entertainment Limited, or Shanda Interactive, commenced a series of reorganization activities to provide each of its business sectors, including online literature business, with a sharper focus on its respective industry. In October 2008, Shanghai Hongwen Networking Technology Co., Ltd. (formerly known as Shanghai Shengxuan Networking Technology Co., Ltd.), or Shanghai Hongwen, was established by Ms. Dongxu Wang and Mr. Mingfeng Chen, each holding a 50% equity interest. In 2008, Shengting entered into a series of contractual arrangements with Shanghai Hongwen and Shanghai Hongwen’s shareholders through which we gained effective control over the operations of Shanghai Hongwen.

See “Our History and Corporate Structure” for details of the reorganization and contractual arrangements among Shanghai Hongwen, Shengting and Shanghai Hongwen’s shareholders.

Private Placement

See “Description of Share Capital — History of Securities Issuances and Transfers.”

Loans from Shanda Interactive and Its Affiliates

Loans Provided by Shanda Interactive

In April 2010, we entered into a loan agreement with Shanda Interactive pursuant to which Shanda Interactive extended an unsecured loan of US$10,254,457 (equivalent to RMB70.0 million) to us. The loan had an interest rate of 2.09% per annum and was later assigned by Shanda Interactive to Shanda Investment pursuant to a loan assignment and assumption agreement dated October 28, 2010. In November 2010, Shanda Investment reduced the principal amount of the loan by US$2,500,000 in exchange for our 249,999,999 Class A ordinary shares. In December 2010, Shanda Investment released us from our obligation to repay the remaining balance of the loan in exchange for our 3,916,393 Series A-1 preference shares. The largest amount outstanding under this loan in 2010 was US$10,254,457.

In April 2010, we entered into a loan agreement with Shanda Interactive pursuant to which Shanda Interactive extended us an unsecured loan of US$4.8 million (equivalent to RMB31.8 million) for the purpose of increasing capital contribution to our subsidiary, Cloudary Holdings Limited. The loan bears no interest and has a term of three years. The largest amount outstanding under this loan in 2010 was US$4.8 million and this full amount remained outstanding as of June 30, 2011.

In June 2010, we entered into a loan agreement with Shanda Interactive pursuant to which Shanda Interactive extended an unsecured loan of US$14,645,577 (equivalent to RMB100.0 million) to us. The loan had an interest rate of 2.40% per annum and was later assigned by Shanda Interactive to Shanda Investment pursuant to a loan assignment and assumption agreement dated October 28, 2010. In December 2010, Shanda Investment released us from our obligation to repay the outstanding principal of the loan in exchange for our 7,396,757 Series A-2 preference shares. The largest amount outstanding under this loan in 2010 was US$14,645,577.

In June 2010, we entered into a loan agreement with Shanda Interactive pursuant to which Shanda Interactive extended us an unsecured loan of US$721,813 (equivalent to 1.0 million Singapore dollars). The loan was used to set up Shanda Literature Singapore Pte. Ltd. to operate our website in Singapore. The loan bears an interest of 2.09% per annum and has a term of three years. The largest amount outstanding under this loan in 2010 was US$721,813 and this full amount remained outstanding as of June 30, 2011.

Borrowings with Shanda Networking

Shengting and Shanghai Hongwen make borrowings from Shanda Networking from time to time through a cash pooling platform maintained by Shanghai Pudong Development Bank. The term and interest rate for each borrowing are determined by Shanda Networking at the relevant drawdown date. Under this arrangement, in June 2009 and March 2010, Shengting borrowed RMB300.0 million and RMB100.0 million, respectively, from Shanda Networking. These two loans bear no interest and will mature in three years from their respective drawdown dates. The largest amount outstanding under the RMB300.0 million loan in 2009 was its principal amount. The largest amounts outstanding under these two loans in 2010 were RMB300.0 million and RMB100.0 million, respectively. We have not repaid any amount under the RMB300.0 million loan. We pre-paid RMB89.7 million out of the RMB100.0 million loan in December 2010. As a result, RMB300.0 million and RMB10.3 million remained outstanding under these two loans as of June 30, 2011.

In April 2010, Shengting borrowed RMB70.0 million from Shanda Networking. The loan had an interest rate of 4.37% per annum and an original term of six months from the drawdown date. The largest amount outstanding under this loan in 2010 was RMB70.0 million. We paid off all of the outstanding amount under this loan in December 2010.

In December 2010, Shanghai Hongwen borrowed RMB89,714,800 from Shanda Networking. This loan bears an interest rate of 5.04% per annum and will mature in December 2013. The largest amount outstanding under this loan in 2010 was RMB89,714,800 and the full amount under this loan remained outstanding as of June 30, 2011.

Other Transactions with Affiliates of Shanda Interactive

We have engaged various affiliated entities, including Shanda Online International (HK) Limited, an entity wholly-owned by Shanda Investment, and its subsidiary and affiliated entities (collectively, “Shanda Online”) and Shengqu Information Technology (Shanghai) Co., Ltd., or Shengqu, which is a wholly owned subsidiary of Shanda Games Limited, to provide a wide array of online platform services or advertising agency services for our websites in China.

We incurred corporate general administrative expenses allocated from Shanda Interactive of RMB3.3 million and RMB1.0 million in 2008 and 2009, respectively, in connection with the services provided by certain officers and employees of Shanda Interactive for our company. We did not incur such expenses in 2010 and will no longer incur such expenses in the future.

Integrated Platform Services

Prior to July 2008, Xuanting engaged Shanda Networking and its subsidiary Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Hongzhou Bianfeng Networking Co., Ltd., which is an affiliate of Shanda Interactive, to provide integrated platform services, including, among others, user authentication, billing, data support and customer services.

In July 2008, each of Xuanting and Hong Xiu, which operates hongxiu.com and xs8.cn, entered into a cooperation agreement with Shanda Networking and Nanjing Shanda. Under these agreements, Xuanting and Hong Xiu agreed to engage Shanda Networking and Nanjing Shanda on an exclusive basis to provide integrated platform services for a service fee settled on a monthly basis. The agreements were terminated in December 2010.

In December 2010, Shanghai Hongwen, together with Xuanting, Hong Xiu, Wangwen, which operates readnovel.com, Xiaoxiang Shuyuan, which operates xxsy.net, Tianfang Tingshu, which operates tingbook.com and Yueduwang, which operates zubunet.com (collectively, the “Hongwen contracting parties”), entered into a new cooperation agreement with Shanda Networking and Shanghai Shengzhan Networking Co., Ltd., or Shengzhan, which is controlled by Shanda Online. Under this new agreement, each Hongwen contracting party agreed to engage Shanda Networking and Shengzhan on an exclusive basis to provide integrated platform services in exchange for a service fee settled on a monthly basis. The agreement has a term of two years.

In 2008, 2009, 2010 and the six months ended June 30, 2011, the aggregate amount of service fees we paid under the cooperation agreements described above amounted to RMB1.8 million, RMB3.2 million RMB5.0 million (US$0.8 million) and RMB2.1 million (US$0.3 million), respectively.

Online Payment Services

In August 2009, Xuanting entered into a platform use agreement with Shanghai Yichong Electronic Business Co., Ltd., or Yichong, which is directly owned by Shanda Networking. Under this agreement, Xuanting engaged Yichong to provide online payment, data and support services in exchange for a fee equal to certain percentage of the transaction volume settled on a monthly basis. This agreement was terminated in October 2010.

In October 2010, each Hongwen contracting party entered into a new platform use agreement with Shanghai Shengfutong Electronic Business Co., Ltd., or Shengfutong, which is directly owned by Shanda Networking. Under this new agreement, Shengfutong agreed to provide online payment, data and support services in exchange for a fee settled on a monthly basis. The agreement has a term of two years.

In 2009, 2010 and the six months ended June 30, 2011, the aggregate amount of service fees we paid under the platform use agreements described above amounted to RMB21,312, RMB81,578 (US$12,621) and RMB0, respectively.

Sales and Promotion of Pre-Paid Cards

In July 2008, Xuanting entered into a sales agency agreement with Shengfutong, which was amended and restated in January 2009. Under this agreement, Xuanting engaged Shengfutong as its sales agent for the promotion and marketing of pre-paid cards. For each pre-paid card sold, Xuanting is required to pay Shengfutong a service fee equal to a percentage of the face value of the pre-paid cards that are consumed. This agreement was terminated in December 2010.

In December 2010, each Hongwen contracting party entered into a new sales agency agreement with Shengfutong. Under this new agreement, Shengfutong will promote and market pre-paid cards for each Hongwen contracting party in exchange for a service fee equal to a percentage of the face value of the pre-paid cards that are consumed. The percentage varies depending on whether the contractual arrangement is based on an exclusive or non-exclusive basis for each party. The agreement has a term of two years.

In 2008, 2009, 2010 and the six months ended June 30, 2011, the aggregate amount of service fees we paid under the sales agency agreements described above amounted to RMB2.9 million, RMB8.0 million, RMB7.1 million (US$1.1 million) and RMB3.6 million (US$0.6 million), respectively.

Exclusive Advertising Agency Services

In September 2009, Xuanting entered into an exclusive advertising agency agreement with Shanghai Shengyue Advertising Co., Ltd., or Shengyue, which is controlled by Shanda Interactive. Under this agreement, Xuanting appointed Shengyue as its exclusive agency for the advertising services on qidian.com. In 2010, Xuanting received 30% of the revenues generated from the advertising operations by Shengyue with a guaranteed minimum amount of RMB16 million. The revenue-sharing and minimum guarantee amounts for subsequent years are to be agreed upon by both parties at the beginning of each year. This agreement was terminated by both parties in December 2010. In 2009 and 2010, the aggregate amount of advertising revenues we received under the advertising agency agreement described above amounted to RMB7.3 million and RMB14.5 million (US$2.2 million), respectively.

Online Games

From 2009 to 2010, Xuanting entered into revenue-sharing arrangements with various entities controlled by Shanda Games Limited or Shanda Online, pursuant to which Xuanting agreed to promote and market the online games operated by Shanda Games Limited or Shanda Online on qidian.com. These entities provided Xuanting with the game interfaces and information as well as servers and payment channels for users directed from qidian.com. The agreements set forth the settlement and payment ratios to be shared by the respective parties, which generally range from approximately 16% to 30% of the nominal value of the user spending. These agreements typically have terms of one to two years. In 2008, 2009, 2010 and the six months ended June 30, 2011, the aggregate amount of revenues we received under such revenue-sharing arrangements in connection with online games operations amounted to RMB5.0 million, RMB2.2 million, RMB4.1 million (US$0.6 million) and RMB4.1 million (US$0.6 million), respectively.

Copyright Licensing

Xuanting from time to time enters into copyright licensing agreements in its ordinary course of business with Shengqu pursuant to which Xuanting licenses to Shengqu adaptation rights of its literary works to develop interactive games. Xuanting typically grants such copyrights to Shengqu on an exclusive basis and at fixed prices with a licensing term of 15 years from the commencement of the game’s operation. In 2008, 2009, 2010 and the six months ended June 30, 2011, the aggregate amount of copyright licensing fees we received from Shengqu amounted to RMB0.3 million, RMB3.2 million, RMB0.1 million (US$21,915) and RMB0.9 million (US$0.1 million), respectively.

Other Agreements

Xuanting also entered into various agreements with affiliated entities of Shanda Interactive or other affiliated parties relating to server maintenance and operation of WAP services. These agreements typically have terms of one to two years.

Employment Agreements

See “Management — Compensation of Directors and Executive Officers.”

Equity Compensation Plan

See “Management — Equity Compensation Plan.”

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 988,686,850 ordinary shares, par value US$0.01 per share, further divided into 488,686,850 Class A ordinary shares, par value US$0.01 per share, and 500,000,000 Class B ordinary shares, par value US$0.01 per share, and 3,916,393 Series A-1 preference shares, par value US$0.01 per share, and 7,396,757 Series A-2 preference shares, par value US$0.01 per share. As of the date of this prospectus, there are 250,000,000 Class A ordinary shares, 3,916,393 Series A-1 preference shares and 7,396,757 Series A-2 preference shares issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, on April 15, 2009. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

Our third amended and restated memorandum and articles of association, or our memorandum and articles of association, will become effective upon completion of this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read the form of our memorandum and articles of association, which have been filed as exhibits to the registration statement of which this prospectus is a part.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in accordance with the provisions of the deposit agreement in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares — Voting Rights.”

Meetings

Subject to the Company’s regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 30 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by (i) the chairman of our board of directors, (ii) a majority of our board of directors or (iii) a requisition of shareholders holding at the date of requisition not less than 25% of the voting rights represented by the then issued shares and may not be called by any other person.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (i) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (ii) in the case of any other meeting, by our shareholders together holding not less than 75% of the voting rights represented by the issued voting shares giving that right.

One or more shareholders present in person or by proxy that represent not less than 50% of the voting rights represented by the issued voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business.

However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.

A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of Rights” below.

Our articles of association do not allow our shareholders to approve matters to be determined at shareholders meetings by way of written resolutions without a meeting.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote on a show of hands, and on a poll (i) every shareholder holding Class B ordinary shares present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid Class B ordinary share of which such shareholder is the holder, (ii) every shareholder holding Class A ordinary shares present in person or by proxy (or in the case of a shareholder being a corporation, by its duly appointed representative) shall have ten votes for each fully paid Class A ordinary share of which such shareholder is the holder, and (iii) every shareholder holding either Series A-1 preference shares or Series A-2 preference shares present in person or by proxy (or in the case of shareholder being a corporation, by its dully appointed representative) shall have such number of votes equal to that number of Class A ordinary shares with which that Series A-2 preference share or Series A-2 preference share could then be converted into. As of the date of this prospectus, each Series A-1 preference share or each Series A-2 preference share can convert into one Class A ordinary share.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house (or its nominee(s)), being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the Company, it is not a concept that is accepted as a common practice in the Cayman Islands, and there are no provisions in our articles of association to allow cumulative voting for such elections.

Conversion Rights Attaching to the Shares

As at the date of this prospectus, each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A under any circumstances. Upon any sale, pledge, transfer, assignment or disposition of Class A ordinary shares by a holder thereof to any person or entity which is not at any time a majority-owned and majority-controlled subsidiary of Shanda Interactive, the Class A ordinary shares that are sold, pledged, transferred, assigned or disposed of shall automatically convert into Class B ordinary shares (and, for the avoidance of doubt, at any time such subsequent holder ceases to be a majority-owned and majority-controlled subsidiary of Shanda Interactive, the Class A ordinary shares held by such holder shall automatically convert into Class B ordinary shares.

Each Series A-1 preference share or Series A-2 preference share is convertible into one Class A ordinary share at any time by the holder thereof.

Difference Between Class A and Class B Ordinary Shares

The difference between the Class A ordinary shares and Class B ordinary shares are the special voting and conversion rights attached to the Class A ordinary shares as disclosed above.

For a description of the terms of the Series A-1 preference shares and Series A-2 preference shares, see “— History of Securities Issuances and Transfers — Series A Preference Shares.”

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands, which court may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up. Where any such petition has been presented by our shareholders, the Grand Court is permitted to make alternative orders to a winding-up order including orders regulating the conduct of our affairs in the future, requiring us to refrain from doing an act complained of by the petitioner or for the purchase of our shares by us or another shareholder.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution, meaning a majority of at least two-thirds of votes cast at a shareholders meeting.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified, abrogated or, with the sanction of a special resolution, passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under the share incentive plan for employees upon which a restriction on transfer imposed thereby still subsists, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or in an other form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the NYSE, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the SEC, or by any other recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (ii) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained un-cashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the NYSE has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by our board of directors. Our memorandum and articles of association provide that the number of our directors will be fixed from time to time pursuant to an ordinary resolution of our shareholders but must consist of not less than two directors. There is no maximum number of directors unless otherwise determined by our shareholders in general meeting. Any director on our board may be removed by way of an ordinary resolution of our shareholders or by the consent of a majority of the directors then in office. Any vacancies or additions to the existing board of directors can be filled by way of an ordinary resolution of our shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors. There is no requirement under Cayman Islands law or our articles of association that a majority of our directors be independent.

Meetings of our board of directors may be convened at any time deemed necessary by the secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented. At any meeting of our directors, each director, be it by such director’s presence or by such director’s alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have an additional or casting vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Committees of the Board of Directors

Pursuant to our articles of association, our board of directors has established an audit committee and a compensation committee.

Issuance of Additional Ordinary Shares or Preference Shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting rights of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorisation, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our articles of association allows our shareholders holding not less than 25% of the voting rights represented by the then issued shares to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution or by the consent of a majority of the directors then in office.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of at least two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution.

History of Securities Issuances and Transfers

Ordinary Shares

In April 2009, we issued one ordinary share as subscriber share at an issuance price of US$0.01 to Codan Trust Company (Cayman) Limited who promptly transferred the share to Shanda Interactive Entertainment Limited, or Shanda Interactive, on the same day. In November 2009, we reclassified and divided our ordinary shares into 250,000,000 Class A ordinary shares, par value US$0.01 per share, and 250,000,000 Class B ordinary shares, par value US$0.01 per share and the then one existing issued share was reclassified into one Class A ordinary share. In August 2010, Shanda Interactive transferred its one Class A ordinary share to Shanda Investment Holdings Limited, or Shanda Investment. In November 2010, we issued 249,999,999 Class A ordinary shares at an issuance price of US$0.01 per share to Shanda Investment.

In addition, we have granted options to purchase our Class B ordinary shares to certain of our directors, executive officers, employees and consultants and certain employees of our related companies. As of the date of this prospectus, the aggregate number of our Class B ordinary shares underlying our outstanding options is 20,329,350. See “Management — Equity Compensation Plan.”

Series A Preference Shares

In December 2010, we reclassified and divided our authorized share capital into (i) 988,686,850 ordinary shares, par value US$0.01 per share, which are further divided into 488,686,850 Class A ordinary shares, par value US$0.01 per share, and 500,000,000 Class B ordinary shares, par value US$0.01 per share, and (ii) 3,916,393 Series A-1 preference shares, par value US$0.01 per share, and 7,396,757 Series A-2 preference shares, par value US$0.01 per share, or our Series A preference shares.

Issuance

Pursuant to the shares subscription agreements dated December 6, 2010, in December 2010, we issued to Shanda Investment (i) 3,916,393 convertible Series A-1 preference shares at an aggregate price of US$7.8 million, and (ii) 7,396,757 Series A-2 preference shares at an aggregate price of US$14.6 million.

Conversion

Each Series A preference share is convertible into one Class A ordinary share, subject to anti-dilution adjustments, at any time after the issuance date at the option of the holder.

Redemption

If we fail to consummate a qualified initial public offering prior to June 30, 2012, holders of our Series A preference shares may require us to redeem all of the Series A preference shares at a redemption price that represents an annual return at the cash dividend rate (computed on the basis of the actual days elapsed assuming a 365-day year) on the original purchase price plus any accrued but unpaid dividends to which the Series A preference shares are entitled.

Cash Dividends

Holders of Series A preference shares are entitled to receive cash dividends at the rate of 2.09% per annum of the issue price in respect of the Series A-1 preference shares and of 2.40% per annum in respect of the Series A-2 preference shares prior and in preference to holders of our ordinary shares and to participate pro rata in any dividend paid on our ordinary shares on an as-converted basis.

Liquidation Preference

The Series A preference shares are also entitled to a liquidation preference equal to the original purchase price plus all accrued but unpaid dividends in the event of (i) a sale, leasing, conveyance or disposition of all or substantially all of our and our consolidated entities’ assets, (ii) an exclusive licensing (at fair market value) to any third party of all or substantially all of our and our consolidated entities’ intellectual property, or (iii) a consolidation or merger of our company or any of our consolidated entities with or into any other company in which our shareholders do not retain a majority of the voting power in the surviving company.

Voting Rights

Holders of Series A preference shares are entitled to the number of votes equal to the number of Class A ordinary shares into which such Series A preference shares can be converted and shall have full voting rights and powers equal to those of the shareholders of Class A ordinary shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in Class B ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares;

•	to give instructions for the exercise of voting rights at a meeting of holders of shares;

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters;

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation, or the SAT, or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary, and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-Release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (a “pre-release”). The depositary may receive ADSs in lieu of shares to close out a pre-release (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to the pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the British Virgin Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding           ADSs representing approximately          % of our           shares (including ordinary shares and Series A preference shares) in issue, assuming the underwriters do not exercise their overallotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 and may be sold on the NYSE only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act such as those provided in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Rule 144

In general, under Rule 144, a person or entity that has beneficially owned our ordinary shares, in the form of ADSs or otherwise, for at least six months and is not our “affiliate” will be entitled to sell our ordinary shares, including ADSs, subject only to the availability of current public information about us, and will be entitled to sell shares held for at least one year without restriction. A person or entity that is our “affiliate” and has beneficially owned our ordinary shares for at least six months, will be able to sell, within a rolling three-month period, the number of ordinary shares that does not exceed the greater of the following:

(i) 1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately           ordinary shares immediately after this offering; and

(ii) the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, directors or consultants who purchases our ordinary shares from us pursuant to a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, such as the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class B ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our stock plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, without the prior written consent of the representative on behalf of the underwriters, any of our shares or ADSs or securities that are substantially similar to our shares or ADSs, including but not limited to any options or warrants to purchase our shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our shares, ADSs or any such substantially similar securities (other than securities issued pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed). The foregoing restriction does not apply to the issuance by us of our ordinary shares, options to purchase our ordinary shares or other securities that we may issue to the original shareholders of the websites and offline publishing companies we previously acquired. See “Risk Factors — Risks Related to Our Business — We may be subject to potential disputes on certain provisions of the agreements we entered into to acquire some of our online or offline businesses, which could have a material adverse effect on our financial condition and results of operations.”

Furthermore, each of our directors and executive officers, our existing shareholder, as well as option holders under our 2010 Equity Compensation Plan has also entered into a similar lock-up agreement for a period of 180 days from the date of our initial public offering prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding two paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (i) the           ADSs and Class B ordinary shares underlying such ADSs being offered in this offering and (ii) up to           additional ADSs and our Class B ordinary shares underlying such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs.

We are not aware of any plans by our existing shareholder to dispose of significant numbers of our ADSs or ordinary shares. We cannot assure you, however, that our existing shareholder or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares will not dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

TAXATION

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class B ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class B ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of Zhong Lun Law Firm, our special PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Davis Polk & Wardwell LLP, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

On March 16, 2007, the National People’s Congress enacted the New EIT Law. On December 6, 2007, the State Council promulgated the New EIT Law Implementation Regulations.

Under the New EIT Law and the New EIT Law Implementation Regulations, enterprises established outside of the PRC with “de facto management bodies” within the PRC are considered “resident enterprises” and are subject to enterprise income tax at the rate of 25% on their worldwide income. The New EIT Law Implementation Regulations define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the production, operation, personnel, accounting, properties, etc. of an enterprise.” Pursuant to Circular 82 issued by the SAT on April 22, 2009, an offshore company controlled by a PRC enterprise or a PRC group company may be considered to be a PRC resident enterprise with its “de facto management bodies” located in the PRC if all of the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations and perform their duties is mainly located in the PRC; (ii) the decisions relating to its finance and human resources are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board meetings and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of its directors or senior management with voting rights habitually reside in the PRC. Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises or PRC group companies, the criteria set forth in this circular may reflect the SAT’s general position on how the “de facto management bodies” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals, or foreign enterprises. However, it remains uncertain how PRC tax authorities will determine tax residency based on the facts of each individual case.

A substantial majority of our senior management team is located in the PRC. If we are considered a PRC resident enterprise under the New EIT Law, our worldwide income will be subject to PRC enterprise income tax at the rate of 25%.

The New EIT Law Implementation Regulations provide that (i) if an enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as PRC-sourced income. It is not clear how “domicile” will be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise, we may be obligated to withhold a 10% PRC income tax on payments of dividends on our shares and ADSs to investors that are non-resident enterprises of the PRC because the dividends payable on our ordinary shares and ADSs may be regarded as being derived from sources within the PRC. In addition, any gain realized by investors who are non-resident enterprises of the PRC from the transfer of our ordinary shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax.

Moreover, under the PRC Individual Income Tax Law, or IITL, if we were treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax at a rate of 20% on dividends payable to such investors or any capital gains realized from the transfer of our ordinary shares and ADSs if such gains are deemed income derived from sources within the PRC. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or who has no domicile in the PRC and has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered income derived from sources within the PRC by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would be subject to PRC tax at a rate of 20% except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividend payments provided certain conditions are met. The foregoing PRC tax may reduce your investment return on our ordinary shares and ADSs and may also affect the price of our ordinary shares and ADSs.

In connection with the New EIT Law, the Ministry of Finance and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Under Circular 698, when a non-PRC resident enterprise directly or indirectly transfers equity interest in a PRC-resident enterprise and enterprise income tax on the capital gains from such transfer of equity interest is not withheld, such non-PRC tax resident must file with PRC tax authorities and pay tax on the capital gains. Thus, our investors that are non-PRC resident enterprises may be required by the PRC tax authorities to make a filing upon the transfer of our ADSs or ordinary shares, and may be required to pay PRC tax on gains realized from such transfer at a rate of 10% even if we are not treated as a PRC “resident enterprise.”

United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class B ordinary shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class B ordinary shares or ADSs. This discussion applies only to a U.S. Holder that owns Class B ordinary shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as, but not limited to:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Class B ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the Class B ordinary shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own shares or ADSs representing 10% or more of our voting stock; or

•	persons holding Class B ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class B ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class B ordinary shares or ADSs, and partners in such partnerships, should consult their tax advisers as to the U.S. federal income tax consequences of acquiring, holding and disposing of the Class B ordinary shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a person who is a beneficial owner of Class B ordinary shares or ADSs that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class B ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class B ordinary shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class B ordinary shares or ADSs in their particular circumstances.

Taxation of Distributions.  Subject to the passive foreign investment company, or PFIC, rules described below, distributions paid on our Class B ordinary shares or ADSs, other than certain pro rata distributions of Class B ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt, or in the case of ADSs, the depositary’s receipt, of the dividend.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, may be taxable at rates lower than the rates applicable to ordinary income, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are expected to be listed. However, there can be no assurance that our ADSs will be considered readily tradable on an established securities market. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise for PRC tax purposes (as described in “Taxation — PRC Taxation”), we may be eligible for the benefits of the Treaty and if we are eligible for such benefits, dividends we pay on our Class B ordinary shares or ADSs may be eligible for the reduced tax rates regardless of whether such shares or ADSs are readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive in respect of our Class B ordinary shares or ADSs and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

As described in “Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, dividends paid with respect to our Class B ordinary shares or ADSs might be subject to PRC withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of PRC taxes. Subject to applicable limitations, and in the case of ADSs subject to the discussion above regarding concerns expressed by the U.S. Treasury, any PRC income taxes withheld from dividends at a rate not exceeding any applicable Treaty rate would be creditable against the U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our class B ordinary shares or ADSs will generally constitute passive category income. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes and their eligibility for benefits under the Treaty in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, subject to generally applicable limitations, elect to deduct such PRC taxes, if any, in computing taxable income. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Class B Ordinary Shares or ADSs.  Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class B ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class B ordinary shares or ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the relevant Class B ordinary shares or ADSs and the amount realized on the disposition, each as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

As described in “Taxation — PRC Taxation,” if we were deemed to be a PRC resident enterprise for PRC tax purposes, gains from dispositions of our Class B ordinary shares or ADSs might be subject to PRC tax. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. A U.S. Holder that is eligible for the benefits of the Treaty might be able to elect to treat the disposition gain as foreign-source gain for foreign tax credit purposes and claim a credit in respect of the PRC tax. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules.  In general, a foreign corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned subsidiary’s assets and receiving its proportionate share of the 25%-owned subsidiary’s income.

Based upon the projected composition of our income and assets and estimates of the valuation of our assets, including goodwill, which is based, in part, on the expected price of our ADSs in the offering, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, it is not entirely clear how the contractual arrangements between Shengting, our wholly owned subsidiary, and Shanghai Hongwen, our affiliated PRC entity, will be treated for purposes of the PFIC rules. Moreover, the determination of whether we are a PFIC is an annual test based on the composition of our income and assets, and the value of our assets from time to time. Because the treatment of the contractual arrangements is not entirely clear and because we have, and expect to continue to have following this offering, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate after this offering (and may fluctuate considerably given that market prices of Internet companies historically have been especially volatile), we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any of our subsidiaries or other entities in which we own equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs by us, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class B ordinary shares or ADSs, the U.S. Holder might be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class B ordinary shares or ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on Class B ordinary shares or ADSs exceeded 125% of the average of the annual distributions received on such shares or ADSs during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class B ordinary shares or ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its Class B ordinary shares or ADSs, as applicable, that would result in tax treatment different from the general tax treatment for PFICs described above. The Class B ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class B ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where our ADSs are expected to be listed, is a qualified exchange for this purpose. However, as our Class B ordinary shares are not expected to be listed on an exchange, holders of Class B ordinary shares may not be able to make a mark-to-market election. U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any.

If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which if available would result in a further alternative tax treatment.

If we were a PFIC for any year during which a U.S. Holder held our Class B ordinary shares or ADSs, we would generally continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder held the Class B ordinary shares or ADSs, even if we ceased to meet the threshold requirements for PFIC status. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class B ordinary shares or ADSs during any year in which we are a PFIC, the U.S. Holder generally will be required to file a report with the IRS for such year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding.  Payments of dividends with respect to our Class B ordinary shares or ADSs and proceeds from the sale, exchange or redemption of our Class B ordinary shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. is acting as the representative of the underwriters named below. The address of Goldman Sachs (Asia) L.L.C. address is 68th Floor, Cheung Kong Center, 2 Queens Road Central, Hong Kong.

Underwriters	Number of ADSs

Goldman Sachs (Asia) L.L.C.
China International Capital Corporation Hong Kong Securities Limited
Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional           ADSs from us to cover such sales. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of additional ADSs.

Paid by Us	No Exercise		Full Exercise

Per ADS	US	$	US	$
Total	US	$	US	$

Total underwriting discounts and commissions to be paid to the underwriters represent           of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$      per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have agreed to reimburse us for up to an estimated US$      million of expenses in connection with this offering.

We have agreed with the underwriters not to, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, our existing shareholder and each of our directors and executive officers have entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply (1) to the issuance of securities pursuant to our employee stock option plans outstanding on the date of this prospectus of which the underwriters have been advised in writing (2) to the issuance by us of our ordinary shares, options to purchase our ordinary shares or other securities that we may issue to the original shareholders of the websites and offline publishing companies we previously acquired for their remaining interests in such entitles or (3) to the issuance of Class A ordinary shares upon conversion of our Series A-1 and Series A-2 preference shares.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, in each case until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, the consideration of the above factors in relation to market valuation of companies in related businesses and, to some extent, the market price of ADSs of Shanda Interactive as traded on the NASDAQ Global Select Market.

The ADSs have been approved for listing on the NYSE under the symbol “READ.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations and may be discontinued at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including but not limited to this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, ADSs, debentures and units of ADSs and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co. China International Capital Corporation Hong Kong Securities Limited is expected to make offers and sales in the United States through its selling agent, CICC US Securities, Inc.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to           ADSs for sale at the initial public offering price to our directors, officers, employees and friends through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates may in the future provide investment banking and other services to us, our officers or our directors for which they will receive customary fees and commissions.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.) filing fee, all amounts are estimates.

SEC registration fee	US$
NYSE listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC laws will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Commerce & Finance Law Offices.

EXPERTS

The consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is located at 11F, PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying Class B ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. Starting from the fiscal year ending December 31, 2011, we will be required to file our annual reports on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Cloudary Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s deficit and cash flows present fairly, in all material respects, the financial position of Cloudary Corporation (the “Company”) and its subsidiaries as of December 31, 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, People’s Republic of China
April 13, 2011

CLOUDARY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$ (Note 2(6))

Net revenues:	2(18),5
Online business		52,975,784	98,628,592	207,543,496	31,445,984
Third parties		47,447,241	81,712,111	187,941,965	28,476,055
Related parties	22	5,528,543	16,916,481	19,601,531	2,969,929
Offline business		—	35,922,316	185,470,570	28,101,602

Total net revenues		52,975,784	134,550,908	393,014,066	59,547,586

Cost of revenues:
Online business		(46,816,263)	(85,459,029)	(171,616,484)	(26,002,498)
Third parties		(44,309,371)	(81,620,913)	(165,903,434)	(25,136,884)
Related parties	22	(2,506,892)	(3,838,116)	(5,713,050)	(865,614)
Offline business		—	(22,533,196)	(156,522,433)	(23,715,520)

Total cost of revenues		(46,816,263)	(107,992,225)	(328,138,917)	(49,718,018)

Gross profit		6,159,521	26,558,683	64,875,149	9,829,568

Operating expenses:
Product development	2(20)	(467,210)	(2,588,348)	(6,023,460)	(912,645)
Sales and marketing	2(21)	(20,044,765)	(72,083,242)	(69,765,193)	(10,570,484)
Third parties		(17,017,761)	(64,019,370)	(62,619,801)	(9,487,849)
Related parties	22	(3,027,004)	(8,063,872)	(7,145,392)	(1,082,635)
General and administrative		(10,611,819)	(28,678,598)	(62,169,139)	(9,419,567)

Total operating expenses		(31,123,794)	(103,350,188)	(137,957,792)	(20,902,696)

Gain on bargain purchase	4	—	—	7,397,545	1,120,840

Loss from operations		(24,964,273)	(76,791,505)	(65,685,098)	(9,952,288)
Interest income		2,171,820	870,335	1,805,446	273,552
Interest expenses to related parties	22	—	—	(3,155,278)	(478,072)
Other income (expenses), net	2(24)	636,353	(323,731)	2,222,867	336,798

Loss before income tax benefit and equity in earning (loss) of affiliated company		(22,156,100)	(76,244,901)	(64,812,063)	(9,820,010)
Income tax benefit (expenses)	6	(253,383)	1,156,688	5,485,320	831,109
Equity in earning (loss) of affiliated company	11	(94,618)	585,130	2,848,667	431,616

Net loss		(22,504,101)	(74,503,083)	(56,478,076)	(8,557,285)

Net loss attributable to non-controlling interests		398,460	1,078,402	11,683,968	1,770,298

Net income attributable to redeemable non-controlling interests		—	—	(76,584)	(11,603)

Net loss attributable to Cloudary Corporation		(22,105,641)	(73,424,681)	(44,870,692)	(6,798,590)

Series A Preferred Shares redemption value accretion	17	—	—	(510,175)	(77,299)

Net loss attributable to Cloudary Corporation’s ordinary shareholder		(22,105,641)	(73,424,681)	(45,380,867)	(6,875,889)

Net loss		(22,504,101)	(74,503,083)	(56,478,076)	(8,557,285)

Other comprehensive income:
Unrealized gain of investment in securities	2(11)	—	—	500,000	75,758

Currency translation adjustments		—	5,111	1,249,949	189,385

Comprehensive loss		(22,504,101)	(74,497,972)	(54,728,127)	(8,292,142)

Comprehensive loss attributable to non-controlling interests:		398,460	1,078,402	11,683,968	1,770,298

Comprehensive income attributable to redeemable non-controlling interests		—	—	(76,584)	(11,603)

Comprehensive loss attributable to Cloudary Corporation		(22,105,641)	(73,419,570)	(43,120,743)	(6,533,447)

Net loss per share attributable to Cloudary Corporation’s ordinary shareholder
Basic and diluted	7	(0.09)	(0.29)	(0.18)	(0.03)

Weighted average ordinary shares used in per share calculation
Basic and diluted	7	250,000,000	250,000,000	250,000,000	250,000,000

The accompanying notes are an integral part of these financial statements.

CLOUDARY CORPORATION

CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,	December 31,
	Notes	2009	2010	2010
		RMB	RMB	US$ (Note 2(6))

ASSETS
Current assets:
Cash and cash equivalents	8	141,357,496	299,605,808	45,394,819
Accounts receivable, net of allowance for doubtful accounts	9	17,750,984	42,578,763	6,451,328
Accounts receivable due from related parties	22	12,138,972	11,580,474	1,754,617
Inventories	10	23,530,230	109,248,948	16,552,871
Prepayments and other current assets		11,627,271	13,127,642	1,989,037
Other receivables due from related parties	22	19,000,000	—	—
Current deferred tax assets		3,519,374	16,940,918	2,566,806

Total current assets		228,924,327	493,082,553	74,709,478

Investment in securities	2(11)	7,000,000	7,500,000	1,136,363
Investment in affiliated company	11	9,990,512	12,839,179	1,945,330
Property and equipment	12	12,955,498	19,853,535	3,008,111
Intangible assets	13	33,201,379	154,488,511	23,407,350
Goodwill	14	15,854,638	47,540,748	7,203,144
Royalty advances	2(14)	11,923,630	32,622,652	4,942,826
Advance payment for acquisition	4	6,900,000	—	—
Other long-term assets	4	4,066,615	45,608,334	6,910,354
Non-current deferred tax assets	6	515,866	400,937	60,748

Total assets		331,332,465	813,936,449	123,323,704

LIABILITIES
Current liabilities:
Accounts payable		29,442,613	119,470,468	18,101,586
Accounts payable due to related parties	22	536,523	1,069,693	162,075
Taxes payable		733,952	2,577,364	390,510
Deferred revenue	2(19)	5,538,957	13,161,864	1,994,221
Other payables and accruals	15	30,668,339	49,163,592	7,449,029
Other payables due to related parties	22	16,013,367	16,422,586	2,488,272

Total current liabilities		82,933,751	201,865,567	30,585,693

Non-current deferred tax liabilities	6	6,492,620	27,219,275	4,124,133
Long-term borrowings from related parties	16, 22	300,000,000	436,569,312	66,146,865

Total liabilities		389,426,371	665,654,154	100,856,691

Commitments and contingencies	24

Series A-1 Redeemable Convertible Preferred Shares (US$0.01 par value; 3,916,393 shares authorized; 3,916,393 issued and outstanding as of December 31, 2010) (redemption value of US$8,264,972 as of December 31, 2010)	17	—	51,809,560	7,849,933
Series A-2 Redeemable Convertible Preferred Shares (US$0.01 par value; 7,396,757 shares authorized; 7,396,757 issued and outstanding as of December 31, 2010) (redemption value of US$15,752,783 as of December 31, 2010)	17	—	97,764,231	14,812,762
Redeemable non-controlling interests	4, 19	—	25,296,245	3,832,765

Shareholder’s deficits
Class A ordinary shares (US$0.01 par value, 488,686,850 shares authorized, 250,000,000 issued and outstanding as of December 31, 2009 and 2010)	18	16,651,250	16,651,250	2,522,917
Class B ordinary shares (US$0.01 par value, 500,000,000 shares authorized, nil issued and outstanding as of December 31, 2009 and 2010)	18
Additional paid-in capital		7,502,208	24,243,328	3,673,232
Accumulated other comprehensive income		5,111	1,755,060	265,918
Accumulated deficits		(114,187,574)	(159,058,266)	(24,099,739)

Total Cloudary Corporation shareholder’s deficits		(90,029,005)	(116,408,628)	(17,637,672)
Non-controlling interests	19	31,935,099	89,820,887	13,609,225

Total shareholder’s deficits		(58,093,906)	(26,587,741)	(4,028,447)

Total liabilities and shareholder’s deficits		331,332,465	813,936,449	123,323,704

The accompanying notes are an integral part of these financial statements.

CLOUDARY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICITS

							Total
	Class A Ordinary Share				Accumulated		Cloudary
	(US$0.01 Par Value)		Additional		Other		Corporation	Non-	Total
	Number		Paid-in	Statutory	Comprehensive	Accumulated	Shareholder’s	controlling	Shareholder’s
	of Shares	Par Value	Capital	Reserves	Income	Deficits	Deficits	Interests	Deficits
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2008	250,000,000	16,651,250	(16,651,250)	—	—	(18,657,252)	(18,657,252)	—	(18,657,252)
Non-controlling interest arising from business combination (Note 4)	—	—	—	—	—	—	—	2,215,728	2,215,728
Corporate expense allocation (Note 2(1))	—	—	3,301,171	—	—	—	3,301,171	—	3,301,171
Share-based compensation	—	—	71,149	—	—	—	71,149	—	71,149
Net loss	—	—	—	—	—	(22,105,641)	(22,105,641)	(398,460)	(22,504,101)

Balance as of December 31, 2008	250,000,000	16,651,250	(13,278,930)	—	—	(40,762,893)	(37,390,573)	1,817,268	(35,573,305)

Non-controlling interest arising from business combination (Note 4)	—	—	—	—	—	—	—	27,450,980	27,450,980
Corporate expense allocation (Note 1)	—	—	997,081	—	—	—	997,081	—	997,081
Share-based compensation	—	—	443,000	—	—	—	443,000	—	443,000
Capital contribution to a subsidiary attributable to non-controlling interest (Note 4(c))	—	—	(3,745,253)	—	—	—	(3,745,253)	3,745,253	—
Contribution from Shanda (Note 1)	—	—	23,086,310	—	—	—	23,086,310	—	23,086,310
Currency translation adjustments	—	—	—	—	5,111	—	5,111	—	5,111
Net loss	—	—	—	—	—	(73,424,681)	(73,424,681)	(1,078,402)	(74,503,083)

Balance as of December 31, 2009	250,000,000	16,651,250	7,502,208	—	5,111	(114,187,574)	(90,029,005)	31,935,099	(58,093,906)

Non-controlling interest arising from business combination (Note 4)	—	—	—	—	—	—	—	68,965,076	68,965,076
Capital contribution to a subsidiary by non-controlling interest	—	—	708,595	—	—	—	708,595	531,405	1,240,000
Transactions with non-controlling shareholder	—	—	(73,275)	—	—	—	(73,275)	73,275	—
Share-based compensation	—	—	904,556	—	—	—	904,556	—	904,556
Class A ordinary share subscription fee paid by Shanda (Note 18)	—	—	16,651,250	—	—	—	16,651,250	—	16,651,250
Series A Preferred Shares redemption value accretion	—	—	(510,175)	—	—	—	(510,175)	—	(510,175)
Unrealized appreciation of investment in securities	—	—	—	—	500,000	—	500,000	—	500,000
Distribution to Shanda (Note 22)	—	—	(939,831)	—	—	—	(939,831)	—	(939,831)
Currency translation adjustments	—	—	—	—	1,249,949	—	1,249,949	—	1,249,949
Net loss	—	—	—	—	—	(44,870,692)	(44,870,692)	(11,683,968)	(56,554,660)

Balance as of December 31, 2010	250,000,000	16,651,250	24,243,328	—	1,755,060	(159,058,266)	(116,408,628)	89,820,887	(26,587,741)

The accompanying notes are an integral part of these financial statements.

CLOUDARY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	USD

Cash flows from operating activities:
Net loss	(22,504,101)	(74,503,083)	(56,478,076)	(8,557,285)
Adjustments for:
Corporate expenses allocated from Shanda	3,301,171	997,081	—	—
Share-based compensation	71,149	443,000	1,311,230	198,671
Compensation charge for postcombination services	—	—	6,318,889	957,407
Depreciation of property and equipment	1,249,653	2,511,362	4,645,008	703,789
Amortization of intangible assets	4,584,738	3,581,755	12,250,275	1,856,102
Provision/(reversal) for doubtful receivables	—	568,277	(47,660)	(7,221)
Write-down of inventory	—	323,621	25,548,182	3,870,937
Loss / (gain) from disposal of fixed assets	(1,416)	7,160	566,437	85,824
Gain on bargain purchase	—	—	(7,397,545)	(1,120,840)
Equity in (earnings) loss of affiliated company	94,618	(585,130)	(2,848,667)	(431,616)
Foreign exchange (gain) loss	(6,090)	5,577	451,128	68,353
Distribution to Shanda	—	—	(939,831)	(142,399)
Deferred taxes	253,383	(2,131,258)	(11,738,760)	(1,778,600)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(2,717,612)	(12,388,030)	(21,133,913)	(3,202,109)
Accounts receivable due from related parties	(382,772)	(9,243,681)	558,498	84,621
Inventory	(38,596)	(13,828,054)	(94,374,324)	(14,299,140)
Royalty advances	—	(11,923,630)	(14,920,450)	(2,260,674)
Prepayments and other current assets	(4,652,204)	(2,415,676)	10,735,516	1,626,593
Other long-term assets	—	(4,066,615)	(8,120,608)	(1,230,395)
Compensation paid for postcombination services	—	—	(39,740,000)	(6,021,212)
Accounts payable	33,447	17,616,316	79,129,357	11,989,298
Accounts payable due to related parties	(324,518)	278,000	533,170	80,783
Taxes payable	827,812	3,643,010	4,271,471	647,193
Deferred revenue	775,019	1,154,694	7,622,907	1,154,986
Other payables and accruals	5,021,432	17,636,487	4,002,690	606,468
Other payables due to related parties	9,195,160	6,818,208	—

Net cash used in operating activities	(5,219,727)	(75,500,609)	(99,795,076)	(15,120,466)

Cash flows from investing activities:
Distribution to Shanda for subsidiaries and affiliated company contributed by Shanda	—	(121,913,690)	—	—
Amount received from/(paid to) Shanda	(9,000,000)	(10,000,000)	19,000,000	2,878,788
Sale of short-term investments	—	53,500,000	—	—
Purchase of short-term investments	(23,500,000)	—	—	—
Purchase of property and equipment	(1,456,736)	(8,681,892)	(9,549,136)	(1,446,839)
Proceeds from disposal of fixed assets	78,840	14,371	21,073	3,193
Purchase of intangible assets	—	(660,000)	(7,606,170)	(1,152,450)
Cash paid for the investment in securities	—	(7,000,000)	—	—
Cash received upon consolidation of a subsidiary contributed by Shanda	5,574,581	—	—	—
Advance payment for investments	—	(6,900,000)	—	—
Capital contribution to a subsidiary by non-controlling shareholder	—	—	1,240,000	187,879
Acquisition of subsidiaries, net of cash acquired	—	(16,852,874)	(48,554,598)	(7,356,757)

Net cash used by investing activities	(28,303,315)	(118,494,085)	(45,448,831)	(6,886,186)

Cash flows from financing activities:
Proceeds from loans borrowed from related parties	—	300,000,000	465,356,382	70,508,543
Repayment of loans borrowed from related parties	—	—	(159,714,800)	(24,199,212)

Net cash provided by financing activities	—	300,000,000	305,641,582	46,309,331

Effect of exchange rate changes on cash and cash equivalents	6,090	(5,577)	(2,149,363)	(325,661)
Net increase/(decrease) in cash and cash equivalents	(33,516,952)	105,999,729	158,248,312	23,977,018
Cash, beginning of year	68,874,719	35,357,767	141,357,496	21,417,801

Cash, end of year	35,357,767	141,357,496	299,605,808	45,394,819

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	58,799	269,704	4,411,288	668,377
Cash paid during the year for interest of loan	—	—	2,082,282	315,497
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property and equipment and intangible assets	363,027	1,781,787	3,815,900	578,167
Acquisition-related obligation at year end	—	646,626	3,500,000	530,303
Supplemental disclosure of non-cash financing activities:
Conversion from loans to the Class A ordinary shares by Shanda	—	—	16,651,250	2,522,917
Conversion from loans to Series A Preferred Shares by Shanda	—	—	149,063,616	22,585,396

The accompanying notes are an integral part of these financial statements.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(AMOUNTS EXPRESSED IN RENMINBI (RMB) UNLESS OTHERWISE STATED)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Nature of operations

Cloudary Corporation (“the Company”) together with its subsidiaries and variable interest entities (collectively referred to as the “Group”) is principally engaged in providing literature and other publications offered through websites, offline publication and wireless distribution to a diversified user base, and franchising the copyrights of its literature works to online game companies, television producers, movie studios, and traditional offline book publishers, etc, in the People’s Republic of China (the “PRC”). The Company (formerly known as Shanda Literature Corporation) was incorporated in April 2009 in the Cayman Islands as a direct wholly owned subsidiary of Shanda Interactive Entertainment Limited, or Shanda.

The Reorganization

The Company’s online literature business was founded by Shanda in 2004. In September 2004, Shanda, through its consolidated variable interest entity (“VIE”) in the PRC, Shanghai Shanda Networking Co., Ltd., or Shanda Networking, which is legally wholly-owned by Tianqiao Chen, the chairman and chief executive officer of Shanda, and Danian Chen, a director and chief operating officer of Shanda, both of whom are PRC citizens, acquired Shanghai Xuanting Entertainment Information Technology Co., Ltd., or Shanghai Xuanting, and commenced its online literature business.

Because foreign ownership of Internet-based businesses is subject to significant restrictions under the PRC laws and regulations, Shanda operated the online literature businesses through a series of contractual arrangements among Shanda Computer (Shanghai) Co., Ltd. (Shengqu Information Technology (Shanghai) Co., Ltd. (“Shengqu”) prior to the reorganization), its wholly owned subsidiary in China, Shanda Networking, its consolidated VIE entity, and Shanda Networking’s shareholders. As a result of these contractual arrangements, Shanda was considered the primary beneficiary of Shanda Networking and its subsidiaries. In 2008, Shanda, through its subsidiary, Shanghai Shulong Technology Co., Ltd., acquired a 50% equity interest in Beijing Jinjiang Original Networking Technology Co., Ltd. Shanghai Shulong Technology Co., Ltd. then transferred such interest to Shanda Networking in July 2008. Shanda Networking further acquired a 60% equity interest in Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd., or Hong Xiu in April 2008. In 2008, Shanda commenced a series of reorganization activities to provide each of its business sectors, including online literature business, with a focus on its respective business operation (the“Reorganization”). As part of the reorganization, Shanda incorporated a wholly owned subsidiary, Cloudary Holdings Limited (formerly known as Shanda Literature Limited) in Hong Kong in September 2007. Thereafter, Cloudary Holdings Limited established Shengting Information Technology (Shanghai) Co., Ltd., or Shengting, in China in May 2008.

In October 2008, Shanghai Hongwen Networking Technology Co., Ltd. (formerly known as Shanghai Shengxuan Networking Technology Co., Ltd.), or Shanghai Hongwen, was established by the employees of Shanda. In 2008, Shengting entered into a series of contractual arrangements with Shanghai Hongwen and Shanghai Hongwen’s shareholders through which the Company gained effective control over the operations of Shanghai Hongwen.

Since January 2009, Shanda Networking, which previously operated online literature businesses of Shanda, started to transfer all its assets and liabilities related to online literature business to Shanghai Hongwen. In January 2009, Shanda Networking transferred its 100% equity interest in Xuanting to Shanghai Hongwen for RMB100.4 million while the original investment value was approximately RMB123.5 million. The difference of RMB23.1 million has been presented as a contribution from Shanda in the statement of changes of shareholders’ deficit. In April 2009, Shanda Networking transferred its 50% equity interest in Jinjiang and 60% equity interest in

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Hong Xiu, respectively, to Shanghai Hongwen for RMB9.5 million and RMB12.0 million, which amounts represent the original investment value in the respective entities.

In April 2009, the Company was incorporated in the Cayman Islands as a direct wholly owned subsidiary of Shanda. In January 2010, Cloudary Corporation then acquired all the equity interests in Cloudary Holdings Limited. As a result, Cloudary Corporation indirectly owns all the equity interest in Shengting and conducts the online literature business in China primarily through the consolidated VIE, Shanghai Hongwen, which is a holding company of the PRC operating entities.

In August 2010, Shanda transferred all the equity interest in Cloudary Corporation to Shanda Investment Holdings Limited, or Shanda Investment, which is a wholly owned subsidiary of Shanda. As a result, Cloudary Corporation became a direct wholly owned subsidiary of Shanda Investment.

2.	PRINCIPAL ACCOUNTING POLICIES

(1)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization is accounted for as a common control transaction under the pooling of interest method. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented and as if the online literature business was transferred to the Company from Shanda as of the earliest period presented. The difference between the carrying value of the net assets received from Shanda and the consideration paid is recorded in equity as contribution to Shanda.

The Company’s consolidated statement of operations included all the historical costs of the online literature business including an allocation of certain general corporate expenses of Shanda. These general corporate expenses primarily relate to corporate employee compensation costs arising from the provisions of corporate functions, including finance, legal, technology, investment, administration and executive management. These expenses were allocated based on estimates that management considered as a reasonable reflection of the utilization of services provided to, or benefits received by the Group, as specific identification method was not practical.

Employee compensation costs related to salaries, bonuses, social security costs, and share-based compensation are allocated to the Group based on the percentage of the respective department employee numbers of the Group to the total historical number of employees of corresponding department of Shanda, except for costs related to Shanda’s executives, which are allocated based on percentage of estimated time incurred for online literature business to total time incurred for Shanda.

Total general corporate expenses allocated from Shanda to the Group are RMB3,301,171, RMB997,081 and nil for the years ended December 31, 2008, 2009 and 2010, respectively. These allocated expenses were reflected in the additional paid-in capital in the consolidated statements of changes in shareholder’s deficits and general and administrative expenses in the consolidated statements of operations and comprehensive loss. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the periods presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contribution by Shanda.

(2)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocation of general corporate expenses,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates.

(3)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation. Investments in equity securities which the Company can exercise significant influence are accounted for by the equity method of accounting.

For the Company’s majority-owned subsidiaries and VIEs, non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. See Note 19, “Non-controlling Interests”.

The Company follows the guidance relating to the consolidation of Variable Interest Entities in Accounting Standard Codification (“ASC”) 810-10 (formerly referred to FASB Statement No. 167, “Amendments to FASB Interpretation No, 46(R)”, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In October 2008, Shanghai Hongwen was established. In 2008, Shengting entered into a series of contractual arrangements with Shanghai Hongwen and Shanghai Hongwen’s shareholders through which the Company gained effective control over the operations of Shanghai Hongwen.

The following is a summary of the key agreements currently in effect among Shengting, Shanghai Hongwen and the shareholders of Shanghai Hongwen:

•	Loan Agreements. Shengting entered into a loan agreement with each of the shareholders of Shanghai Hongwen, namely Ms. Dongxu Wang and Mr. Mingfeng Chen, in August 2008, which was amended and restated in February 2011. Under these loan agreements, Shengting has granted an interest-free loan of RMB5 million to each of Ms. DongxuWang and Mr.Mingfeng Chen who are the employees of Shanda, solely for their capital contributions to Shanghai Hongwen. The loans shall become payable when Shengting requests repayment. Shengting may request early repayment of the loans with 30 days’ advance notice and may decide the loans to be repaid in cash or in other forms, but the shareholders of Shanghai Hongwen may not repay all or any part of the loans without Shengting’s prior written consent.

•	Business Operation Agreement. Shengting entered into a business operation agreement with Shanghai Hongwen and its shareholders in October 2010, as amended and restated in March 2011. Under this agreement, Shanghai Hongwen must designate the candidates nominated by Shengting to be the directors on its board of directors, and must appoint the persons recommended by Shengting to be its general manager, financial controller and other senior management. Moreover, Shanghai Hongwen agrees that it will not engage in any transactions that could materially affect its assets, liabilities, rights or operations without the prior consent of Shengting. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than RMB0.1 million; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under this agreement to a third party. The agreement is for an initial term of 20 years and renewable upon Shengting’s request. Shengting may terminate the agreement at any time by providing 30 days’ advance written notice to Shanghai Hongwen and to each of its shareholders. Neither Shanghai Hongwen nor any of its shareholders may terminate this agreement prior to its expiration date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Exclusive Call Option Agreement. Shanghai Hongwen and its shareholders entered into an exclusive call option agreement with Shengting in 2008. Pursuant to this agreement, Shengting and any third party designated by Shengting have the exclusive right to purchase from the shareholders of Shanghai Hongwen all or any part of their equity interests in Shanghai Hongwen at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shengting may exercise such option at any time during the term of the agreement until it has acquired all equity interests of Shanghai Hongwen, subject to applicable PRC laws. Moreover, under the 2008 exclusive call option agreement, neither Shanghai Hongwen nor its shareholders may take actions that could materially affect Shanghai Hongwen’s assets, liabilities, operation, equity and other legal rights without the prior written approval of Shengting, including, without limitation, declaration and distribution of any dividends and profits; sale, assignment, mortgage or disposition of, or creation of any other encumbrances on, Shanghai Hongwen’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other material contracts. The agreement is for an initial term of 20 years and renewable upon Shengting’s request. The agreement was amended and restated in March 2011.

•	Exclusive Technology Consulting and Service Framework Agreement. Shengting and Shanghai Hongwen entered into an exclusive technology consulting and service framework agreement in March 2011. Under this agreement, Shanghai Hongwen and its affiliated companies agree to engage Shengting as its exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, Shanghai Hongwen shall pay to Shengting service and consulting fees determined based on the service fee bills provided by Shengting. Shengting shall exclusively own any intellectual property arising from the performance of this agreement. The agreement is for an initial term of 20 years and renewable upon Shengting’s request. Shengting may terminate the agreement at any time by providing 30 days’ advance written notice to Shanghai Hongwen. Shanghai Hongwen may not terminate this agreement prior to its expiration date. As Shengting has effective control over Shanghai Hongwen through the contractual arrangements among the parties, the Company believes that Shengting is able to cause Shanghai Hongwen to agree to pay any fees or percentage of revenues that Shengting sees fit. To date, Shengting has not charged and received any fees from Shanghai Hongwen under this agreement. Further, the Company intends to agree separately on the percentage of revenues that Shanghai Hongwen will need to pay to Shengting when Shanghai Hongwen starts to make profit.

•	Share Pledge Agreement. The shareholders of Shanghai Hongwen entered into a share pledge agreement with Shengting in August 2008, which was amended and restated in March 2011. Under the share pledge agreement, the shareholders of Shanghai Hongwen pledged all of their equity interests in Shanghai Hongwen to Shengting as collateral for all of their payments due to Shengting and to secure performance of all obligations of Shanghai Hongwen and its shareholders under the above loan agreements, exclusive call option agreement, exclusive technology consulting and service agreement and the business operation agreement. Shanghai Hongwen is prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without Shengting’s prior written consent, neither shareholder of Shanghai Hongwen may transfer any equity interests in Shanghai Hongwen. If any event of default as provided for therein occurs, Shengting, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements.

•	Power of Attorney. Each shareholder of Shanghai Hongwen executed an irrevocable power of attorney in March 2011 to appoint Shengting as the attorney-in-fact to act on his or her behalf on all matters pertaining to Shanghai Hongwen and to exercise all of his or her rights as a shareholder of Shanghai Hongwen, including the right to attend shareholders meeting, to exercise voting rights, to appoint directors, general manager, financial controller and other senior management of Shanghai Hongwen. The power of attorney is irrevocable and continually valid as long as the principal is the shareholder of Shanghai Hongwen. These

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

powers of attorney superseded the share entrustment agreement the parties executed in 2008, under which Ms. DongxuWang and Mr.Mingfeng Chen acknowledged that they are nominee shareholders of Shanghai Hongwen on behalf of Shengting.

Under the Exclusive Technology Consulting and Service Framework Agreement, unless otherwise agreed separately, the amount of service fees to be paid by Shanghai Hongwen and its subsidiaries shall be determined by Shengting by issuing a service fee bill to Shanghai Hongwen. To the extent Shanghai Hongwen and Shengting wish to enter into a separate agreement to set forth the amount or percentage of the service fees, the Company believes Shengting has the power to determine the fees it sees fit given Shengting has effective control over the management and the board of directors of Shanghai Hongwen and therefore is able to cause Shanghai Hongwen to agree to the fees Shengting desires. Accordingly, Shengting has the ability, at its sole discretion, to extract substantially all of the economic benefit of Shanghai Hongwen through the Exclusive Technology Consulting and Service Framework Agreement. In addition, under the other contractual arrangements among the parties, Shengting has the sole authority to restrict any payment of dividends or any other amounts to the legal shareholders of Shanghai Hongwen. Also, Shengting has the right to receive all the residual assets of Shanghai Hongwen and its subsidiaries through the exercise of the call option under the Exclusive Call Option Agreement, when and to the extent permitted by the PRC law.

As a result of these agreements, the Company is considered the primary beneficiary of Shanghai Hongwen and its subsidiaries as the Company has the power to direct activities of these entities and, under its sole discretion, can receive substantially all economic interest in these entities. Accordingly Shanghai Hongwen and its subsidiaries’ results of operations, assets and liabilities are consolidated in the Company’s financial statements.

As of December 31, 2010, the total assets of the consolidated VIEs were RMB788.4 million, mainly comprising cash and cash equivalents, accounts receivable, inventory, intangible assets, fixed assets, goodwill, deferred tax assets and other long term assets. These balances are reflected in Company’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves of the VIEs in the amount of RMB311.1 million as of December 31, 2010. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. As of December 31, 2010, the total liabilities of the consolidated VIEs were RMB754.1 million, mainly comprising accounts payable of RMB118.4 million, deferred revenue of RMB12.9 million, tax payables of RMB6.1 million, other payables due to related parties of RMB16.4 million, other payables and other accrued liabilities of RMB39.6 million, long term borrowings from the intra-group entities and related parties of RMB533.3 million and deferred tax liability of RMB27.2 million. As of December 31, 2010, the total equity of the consolidated VIEs was RMB34.3 million.

For the year ended December 31, 2010, the total net revenue and net loss of the consolidated VIEs were RMB392.7 million and RMB14 million respectively. For the year ended December 31, 2009, the total net revenue and net loss of the consolidated VIE were RMB134.6 million and RMB54.7 million, respectively. For the year ended December 31, 2008, the total net revenue and net loss of the consolidated VIE were RMB53.0 million and RMB18.2 million, respectively.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. However, as the Company is conducting its Internet-related business mainly through the VIEs, the Company has, in the past, provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss.

Please refer to “Contingencies” under Note 24 for the risks relating to the VIE arrangements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Fair value measurements

The Company adopted the guidance on fair value measurements on January 1, 2008 for financial assets and liabilities. On January 1, 2009, the Company also adopted the guidance on fair value measurements for all non-financial assets and non-financial liabilities. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The guidance on fair value measurements establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income.

(5)	Foreign currency translation

The functional currency of the Company and its overseas subsidiaries is the United States dollar (“US$” or “U.S. dollars”) and its reporting currency is the Renminbi (“RMB”). The Company’s PRC subsidiaries and VIEs use RMB as their functional currency.

Assets and liabilities of the Company and its overseas subsidiaries are translated at the current exchange rates quoted by the People’s Bank of China in effect at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to RMB. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in shareholder’s equity for the years presented.

Transactions denominated in currencies other than functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB6.6000, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(7)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(8)	Short-term investments

Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year.

(9)	Allowances for doubtful accounts

The Company determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected.

(10)	Inventories

Inventories, consisting principally of paper and books, are stated at the lower of cost, using the weighted average method, or market. The inventory held with the distributors is on consignment basis and is carried as such until sold or returned. The Company performs a review of the inventories on a quarterly basis to evaluate for recoverability and makes for provisions as appropriate. For the purposes of the review, the total finished goods inventory in warehouse and on consignment is categorized into different groups based on their subject and the kind of readers they aim at. The Company determines the historical turnover and the aging of each group of inventory and further assesses the market and industry trends and projected demand. The Company uses this information along with a range of progressive rates to determine provision on the inventory. Slow moving or non moving inventory are considered separately and provide for fully when such inventory is not moving for over a specified period. Any damaged inventory is fully written off immediately.

(11)	Investment in securities

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.

In 2009, the Company, through one of its subsidiaries, acquired certain Series B preferred shares of a literature publication company (“investee”) for a consideration of RMB7,000,000. The Company’s investment represents 20% of investee’s equity interests, on an as converted basis. The preferred shares are not considered as in-substance common stock as they provide substantive redemption rights, liquidation rights and fixed dividends to the Company, which are not available to common shareholders. Thus the investment is classified as investment in debt securities as an available-for-sale investment.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholder’s equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the statement of operations and comprehensive loss . The Group evaluates the investments periodically for possible other-than-temporary impairment. An other-than-temporary impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis.

During the years ended December 31, 2009 and 2010, the Company recorded unrealized gains on this investment of approximately nil and RMB0.5 million, respectively, as a component of accumulated other comprehensive income.

(12)	Investment in affiliated companies

Affiliated companies are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. No impairment losses were recorded in the years ended December 31, 2008, 2009 and 2010.

(13)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Operations and Comprehensive Loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Royalty advances

Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned based on the fixed amount of royalty for each book sold. Royalty advances are reviewed for recoverability and a reserve for loss is maintained, if appropriate. No losses were recorded in the years ended December 31, 2008, 2009 and 2010.

(15)	Intangible assets

Websites and internally used software development costs

The Company recognizes websites and internally used software development costs in accordance with ASC 350 -40 (formerly referred to as Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). As such, the Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. During the years ended December 31, 2008, 2009 and 2010, costs qualifying for capitalization were immaterial and as a result all website and internally used software development costs have been expensed as incurred.

Copyrights

Copyrights purchased from authors are initially recorded at costs and amortized on a straight-line basis over the shorter of the useful economic life of 3 years or stipulated period in the contract.

Software

Software purchased from third parties are initially recorded at costs and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 3 years.

Websites

Websites purchased from third parties are initially recorded at costs and amortized on a straight-line basis over the useful economic life, which is usually 10 years.

Intangible assets acquired through business combinations

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (Revised 2007) “Business Combinations”). Intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are initially recognized and measured at estimated fair value upon acquisition. Amortization is computed using the straight-line method over the following estimated useful lives:

Brand names	19 to 20 years
Copyrights	5 to 10 years
Writer contracts	5 to 6 years
Telecom relationships	9 to 11 years
User lists	5 years
Bookstore relationships	6 to 10 years

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16)	Goodwill

Goodwill is measured as the excess of (i) the total of cost of acquisition, fair value of the non controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 should be recognized as goodwill.

In accordance with ASC 350 (formerly referred to as SFAS No. 142 “Goodwill and other intangible assets”), no amortization is recorded for goodwill. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In October of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. No impairment losses were recorded in the years ended December 31, 2008, 2009 and 2010.

(17)	Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset. No impairment losses were recorded in the years ended December 31, 2008, 2009 and 2010.

(18)	Revenue recognition

Online Business

Online paid users

The Company generates revenue from the sale of online premium literature contents to the users. The users generally purchase the content by chapter or by book and cannot cancel the purchase once made. The users can pay for their purchases either through the pre-paid cards sold by entities under common control of Shanda (as discussed below) or through credits directly deposited into their respective accounts which they can make directly on the Company’s websites.

The purchased content usually has no expiry period unless otherwise stated. The revenue from purchase of online content or other community tools (such as votes and gifts for an author) is recognized at the time of purchase as the Company does not have any further obligation after providing the content to the user upon purchase and all other criteria for revenue recognition is met.

Prior to the Reorganization, Shanda sold its pre-paid cards, in both virtual and physical forms, to third party distributors and retailers, including Internet cafes, as well as through direct online payment systems. The users can use these pre-paid cards to pay for accessing the various contents offered by Shanda, including the purchase or subscription of literature content and purchase of community tools provided by the Company.

After the Reorganization, the Company entered into cooperation agreements with subsidiaries that are under common control of Shanda. Pursuant to the agreements, the Company agreed to engage Shanda Networking on an exclusive basis to provide integrated platform and other support services, and pursuant to the sales agency agreement between Shengfutong and the Company, the Company engaged Shengfutong to provide agency services in selling pre-paid cards to third party distributors and retailers. Pursuant to the sales agency agreement, Shengfutong sells the pre-paid cards to the users, who maintain the account with Shanda and can use the pre-paid card to pay for accessing the various contents offered by Shanda, including the content and features offered by

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company. The Company does not receive any proceeds from the sale of pre-paid cards and, therefore, does not recognize deferred revenue upon the sale of such pre-paid cards. The Company generates revenue when the users utilize the value of the pre-paid cards to purchase literature content and community tools provided by the Company. The Company receives a statement from Shengfutong on a monthly basis for the revenue earned by the Company through the consumption of pre-paid cards by the users for the Company’s content. The Company has timely access to information relating to the user activities which it uses to verify the information in the statement received from Shengfutong. Under the agreement, Shengfutong receives a service fee which is equal to an agreed percentage of the value of the pre-paid card consumed by the users for the purchase of literature content and purchase of community tools provided by the Company. This service fee is recorded as a sales and marketing expense.

The Company has assessed its relationship and arrangements with Shanda Networking and Shengfutong under ASC 605-45 “Principal Agent Considerations” and has concluded that reporting the gross amount equal to the revenue earned from the consumption of the pre-paid card by the user for contents and features offered by the Company revenue is appropriate as the Company is the primary obligor and it fulfills the online premium literature content services desired by the users.

Wireless services

The Company derives wireless service revenues primarily by providing its literature contents to wireless application protocol, or WAP, operators and a mobile operator (collectively referred to as “wireless carriers”) pursuant to revenue-sharing arrangements. The Company uploads the literature content to wireless platforms of the wireless carriers and the royalty right resides with the Group. The wireless carriers receive a fee from the wireless users when they pay for accessing the literature content from their wireless devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis (under which users can access the variety of contents offered on the carrier’s platform) or per usage basis (based on the Company’s literature content accessed by the user per book or per chapter). The Company receives an agreed percentage of the fee generated by the respective wireless carriers.

Besides the wireless services arrangements with the WAP operators entered into by the Company in earlier periods the Company signed a wireless services agreement with a third-party mobile operator in 2010, which represented a substantial portion of the wireless revenues in 2010.

Recognition of revenues under these wireless services agreements is subject to availability of the usage information from the respective wireless carriers. With respect to the WAP operators, the Company relies on monthly billing statements which are received from the WAP operators shortly after the month end. The revenue earned from arrangements with wireless operators is recognised in the month in which the services are performed (i.e., when the content is provided to the end user by the WAP operators) based on the monthly billing statement received from the WAP operators.

Under the arrangement entered into with the mobile operator in 2010, for the per usage basis arrangement, the Company can access the usage of the content by the wireless users from a platform operated by the mobile operator on a monthly basis.

Under the monthly subscription arrangement with the mobile operator, the Company uploads the literary content to the wireless platform operated by the relevant mobile operator and there is no interaction of the platform with the Company’s systems when a user downloads the content. In addition, the mobile operator typically does not provide any platform or any other regular information to the Company. Accordingly, the Company is unable to estimate its share in the fees generated by the mobile operator in each month under the monthly subscription arrangement and must rely on the monthly billing statements from the mobile operator. There is normally a time lag of three to four months by which the Company receives the billing statements from the mobile operator and the Company has no visibility into these revenues prior to assess the usage of the content by the wireless users. However, the time lag for receiving the billing statements for any new arrangements that the Company may enter into with the mobile operator in 2011 or thereafter may not be similar or consistent.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In case of arrangement with the mobile operator:

•	where the Company has timely access to usage information such as on the per usage basis, in accordance with ASC 605, the revenues are recognized in the period in which the service is performed provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The estimate of revenue is based on Company’s analysis of the usage information for the month provided by the mobile operator, the contractual rates with the mobile operator and any historical adjustments for discrepancies between internally estimated revenues and actual revenues subsequently confirmed by the mobile operator. There were no significant true up adjustments between the Company’s analysis of the usage information and the statements received during 2010.

•	where the Company does not have timely access to usage information such as on the monthly subscription basis, until billing statements are received, the Company cannot reliably determine the revenue earned for that period as it has limited relationship history with the mobile operator which began in 2010 and lacks the information necessary to make a reliable estimate. Accordingly, the Company recognized revenue in the period in which the service is performed only if the billing statements for the related period have been received prior to the issuance of its financial statements. The Company has applied such policy on a consistent basis.

The Company has not recognized revenues for certain of the wireless services performed in the fourth quarter of 2010 as the Company has not received the billing statements for such services from the mobile operator prior to the date the consolidated financial statements were available to be issued (refer to Note 26). Except for any new arrangements that the Company may enter into with the mobile operator in 2011 and thereafter, the Company currently does not expect a significant change to the time lag in receiving the billing statements from the mobile operator in the near future, and hence expects to continue to report such revenues from such wireless service on a similar time lag basis. Therefore, following such time lag, the Company expects to record 12 months and three months revenues, respectively, from wireless service in its annual and quarterly financial statements in the near future. However, as the Company does not control the time at which the mobile operator provides the billing statements, if the Company receives any billing statements at a time lag different from the current timelines, it will need to record the revenues following the accounting policy as discussed above, which may result in disproportionate revenue recognition. There were no revenues from the mobile operator in 2009.

The revenues recognized under the arrangements with the wireless carriers represent only the Company’s shares of the revenues to be received from the wireless carriers, i.e. recorded on a net basis, as the Company is not the primary obligor in the arrangement, nor does it enter into contract with wireless users or has the price setting capabilities. The Company only provides the content to the wireless carriers.

Revenue sharing arrangements with authors

The Company enters into revenue sharing arrangements with certain authors for their specific content whereby the authors are entitled to earn a certain percentage of the revenues earned on such content posted by the Company through the online and wireless platform. In addition, the authors can share in the revenue earned on the virtual gift purchase pursuant to their royalty arrangements, which is recorded as cost of sales. The Company has assessed its relationship and arrangements with the authors under ASC 605-45 “Principal Agent Considerations” and has concluded that the revenue earned from online and wireless platform should be presented on a gross basis as the Company is the primary obligor, has the latitude in establishing price for the services and it fulfills the online premium literature content services desired by the users. The amount payable to the authors under the revenue sharing arrangement is reported as expense under cost of services.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Copyright licensing

The Group also generates revenues from sub-licensing the copyrights it obtains from authors to online game companies, television producers, movie studios and traditional offline book publishers for an agreed period. The revenue from sub-licensing agreements is recognised when all the following criteria are met: persuasive evidence of an arrangement exists; the content has been delivered or is available for immediate and unconditional delivery and the Group has no further obligations; the price to the customer is fixed or determinable; and collectability is reasonably assured. Depending on the terms of the respective agreements, revenue is recognised either upfront upon the beginning of the sub-licensing agreement to the extent of the fixed and non-refundable amount received upfront or over the period of the sub-licensing agreement. Any amount of revenue which is contingent upon future events (for example future revenue generated by using the copyright) is recognised when the contingency is met.

Online advertising

Advertising revenues are derived from online advertising whereby the Company allows advertisers to place advertisements on particular areas of its websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when the collectibility is reasonably assured. Revenues for advertising services are recognized net of agency rebates as the Company is not the primary obligor in the arrangements and does not enter into contracts with the end advertisers or have the price setting capabilities. In case of advertising arrangements involving multiple deliverables where there is lack of objective and reliable evidence of fair value for each deliverable included in the arrangements, revenues are recognized ratably over the performance period of the last deliverable in the arrangement.

Customer loyalty program

The Company started its customer loyalty program in the later half of 2010. Under this loyalty program, users earn loyalty points based on their activities to purchase online premium literature content and their participation in various community activities such as commenting and rating a work-in-progress. As users accumulate more points, they gain access to more premium services and are able to redeem those points for community tools, including virtual gifts that can be used to support their favorite authors.

If the points were awarded for purchase of literature content, it is part of the Company’s revenue generating activities, and such arrangements are considered to have multiple elements. Under the applicable guidance, total consideration is allocated to the purchased services and loyalty points based on the relative fair value of the purchased content and redeemable services. Consideration allocated to the loyalty points is initially recorded as deferred revenue, and revenue is recognized when the points are redeemed and services are rendered. If the points were not awarded from a revenue generating activity, the fair value of the points are accrued as other liabilities, with a charge to cost of sales, when they are awarded. As of December 31, 2010, the points awarded under the customer loyalty program were insignificant.

Offline Business

The Company sells its published books through chain and online bookstores and wholesalers (collectively referred to as “distributors”). The Company enters into sales agreements with each distributor which are generally for a term of one to two years and can be renewed on mutual basis. Prior to entering into the agreement, the Company performs a credit evaluation of the distributor, and further monitors the credit status of the distributor on a regular basis based on market information and past history.

Following the normal industry practice in China, the Company provides the books to the distributors substantively on consignment basis. The books are shipped from the Company’s warehouse as per the orders placed by the distributors for different book titles, under a delivery note which specifies the quantity of the books delivered, the retail price of each book title, the discount to be applied on the retail price (as agreed in the sales

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreement with the distributor) and the total wholesale price for the books being shipped. The title of the books is passed to the distributors only after the distributor has sold the books to end customers or if the books have been damaged while in possession of the distributors. The distributors have an unlimited right to return the books to the Company at any time and are not invoiced and do not have the obligation to pay for the books when the books are shipped. Accordingly, the Company has not transferred risk and rewards of the inventory upon shipment to the distributor. Risk and rewards are only transferred when the books are sold to the end customers.

The Company reconciles the wholesale value of the books shipped to and received by the distributors on a monthly basis. Consistent with the industry practice in China, the Company and the distributor arrive at a settlement of the individual delivery notes, normally on a first-in-first-out basis, over a period of 3 to 6 months from the date of each delivery note. Upon settlement, the distributors confirm the amount to be paid under each delivery note based on the books sold or damaged as of the settlement date and the number of unsold books to be returned to the Company. After settlement, the Company raises an invoice to the distributor for the amount to be paid by the distributor, which is a product of the number of books sold or damaged and the discounted price per unit of that book specified in the delivery note. The invoice amount is collected from the distributor within the following one to two months.

The Company generally does not require distributors to make any upfront payments for the shipments. The limited advance payments received are not refundable but can be used to offset future payables of the distributors. The advance payments are shown as advance from customers, and are netted off from the invoice amount at the time of invoicing. The distributors are not contractually obligated to purchase minimum quantities of any books.

Following the industry practice in China and given the extensive sub-distribution network that the distributors operate, generally, the distributors do not provide any information about the books sold or damaged until settlement. The Company is not in a position to reliably estimate the timing of sale of books to the end customers as each book is unique. Therefore, the Company does not have sufficient information to reliably determine the amount of books sold to the end customer under each delivery note until the settlement with the distributor.

The Company has assessed the arrangement under ASC 605 and determined that while the Company meets the other criteria for revenue recognition at the time when the books are actually sold or damaged by the distributor, namely persuasive evidence of an arrangement, books have been delivered and no other significant obligation is remaining, the amount is determinable and the collection of the revenues is reasonably assured, in the absence of any timely information from the distributors, the Company cannot determine how many books have been sold until settlement. Further, the Company has no information as to when books are sold or damaged, other than that such event occurs, prior to settlement. Accordingly, the Company recognizes revenue at the time of settlement with the distributor, which is the time when all the criteria under ASC 605 are met. The Company has applied such policy on a consistent basis.

Based on the accounting policy above, the revenues from offline business recognized in each month comprise of the revenue arising from all the settlements made in that month, and revenues during a year or a quarter from offline business comprise of the revenues arising from all the settlements that have occurred in the 12 months of that year or 3 months of that quarter respectively. Accordingly, there are no disproportionate revenues in any reporting periods for its offline business.

The Company provides volume based sales rebates to the distributors if they complete a specified cumulative level of sales within an agreed period. The amounts of such rebates are accrued in accordance with ASC 605-50 “Customer Payments and Incentives” and is recognized as a reduction of revenue.

Business tax and value added tax

The PRC subsidiaries and the PRC operating companies are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax is 13%. In the accompanying consolidated statements

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of operations and comprehensive loss, business tax and related surcharges for revenues derived from online business and value added tax on books sold are deducted from gross receipts to arrive at net revenues.

(19)	Deferred revenue

Deferred revenue primarily represents proceeds received by the Company when charged to the respective readers’ accounts, but which have not been consumed by the readers.

(20)	Product development

Product development costs consist primarily of salaries and benefits, depreciation expenses, share-based compensation and other expenses incurred by the Company to develop, maintain, monitor and manage the Company’s online literature products, software and websites, and are recorded on an accrual basis.

(21)	Sales and marketing

Sales and marketing costs consist primarily of advertising and market promotion expenses, salaries and benefits, shipping and handling costs, share-based compensation, and other expenses incurred by the Company’s sales and marketing personnel, and the agency expenses paid to Shengfutong after the Reorganization. Sales and marketing costs are recorded on an accrual basis. Advertising and marketing promotion expenses amounted to approximately RMB14.5 million, RMB49.9 million and RMB21.7 million during the years ended December 31, 2008, 2009 and 2010, respectively. Shipping and handling costs amounted to approximately nil, RMB0.8 million and RMB7.9 million during the years ended December 31, 2008, 2009 and 2010, respectively.

(22)	Share-based compensation

Share-based compensation expense for all share-based payment awards granted is determined based on the grant-date fair value. Share-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes option pricing model (“Black-Scholes model”). Share-based compensation is expensed ratably on a straight-line basis for awards with service conditions only over the requisite service period, which is generally the vesting term of the share-based payment awards. The graded vesting method is applied to awards with performance conditions.

(23)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease periods, as specified in the lease agreements.

(24)	Government subsidies

Government subsidies represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. The cash subsidies may be received in the form of (i) a fixed cash amount determined and provided by the municipal government to an operating subsidiary for product and service innovation, or (ii) an amount determined as a percentage of the income tax and business tax actually paid by an operating subsidiary.

Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the years ended December 31, 2008, 2009 and 2010, cash subsidies of RMB342,600, RMB587,600 and RMB3,068,361 were recognized as other income, respectively.

(25)	Taxation

The income tax provision reflected in the Company’s Consolidated Statements of Operations and Comprehensive Loss is provided on the taxable income of each subsidiary on the separate tax return basis.

Deferred income taxes are provided using the liability method in accordance with ASC 740 (formerly referred to as SFAS No. 109, “Income Taxes”). Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of; the deferred tax assets will not be realized.

The Company follows ASC 740-10-25 (formerly referred to as FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes — An interpretation of FASB Statement No. 109) which prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company did not have any interest and penalties associated with uncertain tax positions and did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2008, 2009 and 2010.

(26)	Loss per share

Loss per share is calculated in accordance with ASC subtopic 260-10 (formerly referred to as FASB Statement No. 128, Earnings per Share). Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted-average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s redeemable convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of the stock options, using the treasury stock method.

(27)	Comprehensive income or loss

Comprehensive income or loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment and changes in fair value of investments in securities.

(28)	Segment reporting

ASC 280 (formerly referred to as SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”), establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and major customers. The Company’s business activities, for which discrete financial information is available, are regularly reviewed and evaluated by the chief operating decision makers. As a result of this evaluation, the Company determined that it has following operating segments as follows:

Online Business — principally engaged in providing literature and other publications offered through websites and wireless distribution to a diversified user base, and franchising the copyrights of its literature works to online game companies, television producers, movie studios, and traditional offline book publishers, etc, Online business also includes online advertising whereby the Company allows advertisers to place advertisements on particular areas of its websites, in particular formats and over particular periods of time.

Offline Business — principally engaged in providing offline literature and other publications offered through its distribution network.

Information regarding the business segments provided to the Company’s chief operating decision maker (“CODM”) is at the gross profit margin level. The Company does not allocate any operating expenses or assets to its segments, as the CODM does not use this information to allocate resources to or evaluate the performance of the operating segments.

As the Company generates its revenues primarily from customers in the PRC, no geographical information is presented. Substantially all the assets of the Group are in the PRC.

Summarized below are the net revenues, costs of revenues and gross profits with respect to each business segment.

	Year Ended December 31, 2010
	Online	Offline	Elimination	Total

Net revenues	215,694,500	185,470,570	(8,151,004)	393,014,066
Costs of revenues	(170,377,384)	(165,896,995)	8,135,462	(328,138,917)

Gross profit	45,317,116	19,573,575	(15,542)	64,875,149

	Year Ended December 31, 2009
	Online	Offline	Elimination	Total

Net revenues	100,050,709	35,922,316	(1,422,117)	134,550,908
Costs of revenues	(85,459,029)	(23,873,953)	1,340,757	(107,992,225)

Gross profit	14,591,680	12,048,363	(81,360)	26,558,683

	Year Ended December 31, 2008
	Online	Offline	Elimination	Total

Net revenues	52,975,784	—	—	52,975,784
Costs of revenues	(46,816,263)	—	—	(46,816,263)

Gross profit	6,159,521	—	—	6,159,521

(29)	Statutory reserves

The Company’s subsidiary and the VIEs incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”). The Company’s wholly foreign-owned subsidiaries incorporated in the PRC, in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital, must make appropriations to (i) general reserve and (ii) enterprise expansion fund.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the company’s discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. Until January 1, 2006, contributions to a statutory public welfare fund were also required. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; the statutory public welfare fund requires annual appropriations of at least 5~10% of after-tax profit (as determined under PRC GAAP at each year-end before 2006); other fund appropriation is at the company’s discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital. The statutory public welfare fund must be used for capital expenditures for the collective welfare of employees.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. No appropriations were made during the years ended December 31, 2008, 2009 and 2010.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

(30)	Dividends

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves.

(31)	Business combinations and non-controlling interests

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.

From January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When the Company obtains control over an entity by acquiring an additional interest in that entity. The Company’s previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement. Subsequent changes in the equity interest of a subsidiary while the Company retaining its controlling interests are accounted for as equity transactions.

From January 1, 2009, following the adoption of ASC810 (formerly referred to as SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.”), the Company also renamed the minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of the Company from the interests of the non-controlling owners of its subsidiaries. The Company has applied the presentation and disclosure requirements retrospectively for all period presented.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In December 2009, the FASB issued ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation — Overall — Disclosure — Variable Interest Entities” and is effective for the interim and annual periods ending after December 15, 2009. The adoption of ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In January 2010, the FASB issued a final Accounting Standards Update (ASU) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures — Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). The adoption of ASU 2010-06 has no material effect on the Group’s consolidated results of operations and financial condition.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of ASU 2010-09 has no material effect on the Group’s consolidated results of operations and financial condition.

In April 2010, the FASB has issued ASU 2010-13, Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The ASU updates the guidance in ASC 718, Compensation — Stock Compensation, to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We do not expect ASU 2010-13 to have any impact on the Group’s consolidated results of operations and financial condition.

In April 2010, the FASB issued ASU 2010-17, Milestone Method of Revenue Recognition, which amends ASC 605, Revenue Recognition, to include guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The ASU is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect ASU 2010-17 to have any impact on the Group’s consolidated results of operations and financial condition.

On July 2010, the FASB Issued Accounting Standards Update 2010-20, Receivables (Topic 310) — Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses (the ASU). In the aftermath of the global economic crisis, transparent financial reporting has become the subject of worldwide attention, with a focus on improving accounting standards in a number of areas, including financial instruments. The new ASU requires disclosure of additional information to assist financial statement users understand more clearly an entity’s credit risk exposures to finance receivables and the related allowance for credit losses. For public companies, the ASU is effective for interim and annual reporting periods ending on or after December 15, 2010 with specific items, such as the allowance rollforward and modification disclosures effective for periods beginning after December 15, 2010. Nonpublic entities are required to apply the disclosure requirements for annual reporting periods ending on or after December 15, 2011. The adoption of ASU 2010-20 has no material effect on the Group’s consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The adoption of ASU 2010-28 has no material effect on the Group’s consolidated results of operations and financial condition.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus addresses diversity in practice in applying pro forma revenue and earnings disclosure requirements for business combinations. The EITF concluded that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material,

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company does not expect ASU 2010-29 to have any impact on the Group’s consolidated results of operations and financial condition.

4.	BUSINESS COMBINATIONS

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on independent appraisal reports as well as its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

In 2008, 2009 and 2010, the Company made a number of acquisitions of businesses directly or through its VIE companies (“Hongwen”) with the objective of expanding its online and offline literature businesses as follows:

(a)	2010 acquisition

Acquisition of Tianjin Rongshuxia Information Co., Ltd. or Rongshuxia

In January 2010, the Group completed the acquisition of a 51% equity interest in the online literature business of Shanghai Rongshuxia Co., Ltd., through a newly established subsidiary, Rongshuxia.

The Group paid an advance of RMB6,900,000 in Rongshuxia in 2009 as capital injection into Rongshuxia. Such payment was recorded as advance payment for acquisition as of December 31, 2009 as this transaction had not closed as of that date. The selling shareholders also injected RMB500,000 upon incorporation of Rongshuxia in 2010. After incorporation, Rongshuxia purchased the business of Shanghai Rongshuxia Co., Ltd. for RMB2,400,000, which was paid in 2010. The amount of RMB2,400,000 is included in the current liabilities at the acquisition date below. As the Group had paid the investment amount in 2009, upon the completion of the acquisition in 2010, the net cash acquired upon the acquisition of Rongshuxia in 2010 is RMB5,003,858, which is equal to the cash and cash equivalents balance of Rongshuxia at the acquisition date less the RMB2,400,000 that was paid in 2010 to the selling shareholders.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

		Amortization
		Period

Cash and cash equivalents	7,403,858
Acquired identifiable intangible assets:
Brand name	2,500,000	20 years
User list	700,000	5 years
Goodwill allocated to online segment	3,631,435
Current liabilities	(2,400,000)
Non-current deferred tax liabilities	(200,000)
Non-controlling interests at fair value	(4,735,294)

Consideration transferred to Rongshuxia	6,900,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected synergies from combining the online literature business of the Group and Rongshuxia and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Rongshuxia’s business. The weighted average amortization periods for the intangible assets acquired are 16.72 years.

The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

The acquisition agreement also provides that if the initial public offering of Hongwen or its related parties (collectively, the “Listco”) occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Rongshuxia. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

Acquisition of Tianjin Zhongzhi Bowen Book Co., Ltd. or Zhongzhi Bowen

In April 2010, the Group completed the acquisition of a 51% equity interest in the offline literature business of Beijing Zhongzhi Bowen Book Co., Ltd., through a newly established subsidiary, Zhongzhi Bowen.

The Group and the selling shareholders injected RMB70,100,000 and RMB4,900,000 respectively into Zhongzhi Bowen upon the incorporation of Zhongzhi Bowen. Out of the RMB70,100,000 paid by the Group, RMB20,000,000 was treated as the post combination compensation expense as discussed below. After incorporation, Zhongzhi Bowen purchased the business of Beijing Zhongzhi Bowen Book Co., Ltd. for RMB45,000,000, which was paid in 2010. The amount of RMB45,000,000 is included in the current liabilities at the acquisition date below. As a result, the net cash paid for the acquisition of Zhongzhi Bowen is RMB25,025,833, which is equal to the total consideration and capitalization of RMB50,100,000 injected in Zhongzhi Bowen and RMB45,000,000 paid for the acquired business net of the cash and cash equivalents balance of RMB70,074,167 of Zhongzhi Bowen at the acquisition date.

According to the agreement, certain selling shareholders of Beijing Zhongzhi Bowen Book Co., Ltd. were required to continue as employees of Zhongzhi Bowen for 5 years from the acquisition date. If the selling shareholders terminate the employment within 5 years, they have to pay back RMB20,000,000 to the Group for the respective payments they received. As a result, the payment of RMB20,000,000 was recorded in other long-term assets as compensation for postcombination services and will be charged into the expenses over 5 years. Total compensation charge was RMB3 million for the year ended December 31, 2010. The transaction results in a bargain purchase as the consideration of RMB20,000,000 is subject to future employment and is considered as compensation expense.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

		Amortization
		Period

Cash and cash equivalents	70,074,167
Accounts receivable	1,459,055
Inventories	18,221,795
Other current assets	5,610,605
Acquired intangible assets:
Bookstore relationship	47,800,000	9.8 years
Copyright	16,200,000	9.8 years
Gain on bargain purchase	(6,500,443)
Property and equipment, net	76,464
Deferred tax assets	2,120,700
Current liabilities	(45,000,000)
Non-current deferred tax liabilities	(11,854,500)
Non-controlling interests at fair value	(48,107,843)

Consideration transferred to Zhongzhi Bowen	50,100,000

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Zhongzhi Bowen’s business. The weighted average amortization periods for the intangible assets acquired are 9.8 years.

The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

The gain on bargain purchase of RMB6,500,443 was recognized in the statement of operations and comprehensive loss in 2010.

The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Zhongzhi Bowen. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

Acquisition of Tianjin Shengda Tianfang Tingshu Information Technology Co., Ltd. or Tianfang Tingshu

In July 2010, the Group completed the acquisition of a 60% equity interest in the online literature business of Beijing Tianfang Jinma Technology Development Co., Ltd., through a newly established subsidiary, Tianfang Tingshu.

The Group injected RMB4,200,000 upon incorporation of Tianfang Tingshu and also paid RMB3,300,000 directly to the selling shareholders. After incorporation, Tianfang Tingshu purchased the business of Beijing Tianfang Jinma Technology Development Co., Ltd. for RMB2,700,000, which was paid in 2010. The amount of RMB2,700,000 is included in the current liabilities at the acquisition date below. As a result, the net cash paid upon the acquisition of Tianfang Tingshu is RMB6,000,000, which is equal to the total amount paid by the Group of

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

RMB3,300,000 to the selling shareholders and RMB2,700,000 paid to selling shareholders for the acquired business. .

Per the terms of the acquisition agreement, if Tianfang Tingshu goes into losses within 3 years of the acquisition, the Group has the right to sell its interests to the non-controlling shareholders based on a pre-determined formula. This right represents a put option held by the Group and is measured and recorded at fair value on the acquisition date separately from the acquisition consideration. The put option is an option on an equity instrument, and does not meet the definition of a derivative as it does not require or permit net settlement. In addition, there is no market mechanism to settle the put option outside the contract. Accordingly, in the absence of any specific guidance for non derivative put option, the put option will be carried at cost until settlement.

The non-controlling shareholders have a right to require the Group to purchase the outstanding 40% non-controlling interests held by them after the completion of the acquisition if the Company or its related parties fail to complete an initial public offer within 3 years of the acquisition agreement or there is disagreements between the parties, at a price based on a pre-determined formula. Therefore from the date of consolidation the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value as the redemption is considered probable. As the initial public offering cannot be anticipated or considered probable until it happens, the redemption of non-controlling interests is considered probable and the changes in the redemption value will be recognized immediately in the income (loss) attributable to redeemable non-controlling interest and adjust the carrying amount to the redemption value at the end of each reporting period. As the redemption value of the redeemable non-controlling interests at December 31, 2010 is less than the carrying amount, no accretion was recognized during the year 2010.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

Total consideration transferred to Tianfang Tingshu and selling shareholders
Consideration transferred to Tiangfang Tinshu and selling shareholders	7,500,000
Fair value of the put option	(100,000)

7,400,000

		Amortization
		Period

Cash and cash equivalents	4,200,000
Other current assets	1,700,000
Acquired intangible assets:
Brand name	4,800,000	19.58 years
User list	1,000,000	5 years
Goodwill allocated to online segment	1,446,429
Deferred tax assets	2,075,000
Other current liabilities	(2,700,000)
Non-current deferred tax liabilities	(1,450,000)
Fair value of redeemable non-controlling interests	(3,671,429)

Total consideration transferred to Tianfang Tingshu and selling shareholders	7,400,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected synergies from combining the online literature business of the Group and Tianfang Tingshu and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Tianfang Tingshu’s business. The weighted average amortization periods for the intangible assets acquired are 17.07 years.

The fair value of redeemable non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate. The fair value of the embedded put option was RMB100,000.

The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Tianfang Tingshu. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

Acquisition of Xiaoxiang Shuyuan (Tianjin) Culture Development Co., Ltd. or Xiaoxiang Shuyuan

In June 2010, the Group completed the acquisition of a 70% equity interest in Suzhou Jingwei Network Technology Co., Ltd for a consideration of RMB 19,825,000 in cash. Further, the Group and the selling shareholders also agreed to establish a new company with similar shareholding interests , Xiaoxiang Shuyuan. Suzhou Jingwei Network Technology Co., Ltd. transferred its business to Xiaoxiang Shuyuan for no consideration.

The Group paid RMB19,825,000 to the selling shareholders and paid RMB6,800,000 to establish Xiaoxiang Shuyuan. Out of this total payment of RMB26,625,000, RMB16,000,000 was treated as the post combination compensation expense as discussed below. As a result, the net cash paid upon the acquisition of Xiaoxiang Shuyuan is RMB3,556,361 which is equal to the difference between the purchase consideration of RMB10,625,000 and the cash and cash equivalents balance of RMB7,068,639 of Xiaoxiang Shuyuan at the acquisition date.

According to the agreement, certain selling shareholders of Suzhou Jingwei Network Technology Co., Ltd. are required to continue as employees of Xiaoxiang Shuyuan for 3 years from the acquisition date. If the selling shareholders terminate the employment within 3 years, they have to pay back RMB16,000,000 to the Group certain penalty which links to the acquisition payment made by the Group. As a result, the payment of RMB16,000,000 was recorded in other long-term assets as compensation for post-combination services and will be charged into the expenses over 3 years. Total compensation charge was RMB3.1 million for the year ended December 31, 2010.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Amortization
		Period

Cash and cash equivalents	7,068,639
Other current assets	947,621
Acquired intangible assets:
Brand name	6,700,000	19.6 years
Writer contracts	5,200,000	5.6 years
Telecom relationship	100,000	9.6 years
User list	900,000	5.0 years
Goodwill allocated to online segment	1,036,515
Property and equipment, net	47,735
Non-current deferred tax liabilities	(3,225,000)
Non-controlling interests at fair value	(8,150,510)

Total consideration transferred to Xiaoxiang Shuyuan and selling shareholders	10,625,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the online literature business of the Group and Xiaoxiang Shuyuan and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Xiaoxiang Shuyuan’s business. The weighted average amortization periods for the intangible assets acquired are 12.86 years.

The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares or option to acquire shares of Listco with the shares of the non-controlling interests in Xiaoxiang Shuyuan. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

Acquisition of Tianjin Yueduwang Technology Co., Ltd. or Cuilong

In November 2010, the Group completed the acquisition of a 53.5% equity interest in the online literature business of Shanghai Cuilong Culture Communication Co., Ltd. Further, the Group and the selling shareholders also agreed to establish a new company with similar shareholding interests, Cuilong. Shanghai Cuilong Culture Communication Co., Ltd. transferred its some of its assets to Cuilong for no consideration.

The Group paid RMB4,000,000 to the selling shareholder which was used by the selling shareholders to establish Cuilong and RMB 3,500,000 was payable to selling shareholders as of December 31, 2010 (Note 15). In addition, the Group has to inject RMB5,340,000 into Cuilong, which has not been completed as of December 31, 2010 and this amount was eliminated upon consolidation. Out of the total paid and payable amount of RMB12,840,000, RMB3,740,000 was treated as the post combination compensation expense as discussed below. As a result, the net cash received upon the acquisition of Cuilong is RMB3,780,131, which is equal to the the cash

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payment of RMB4,000,000 netting off the compensation of RMB3,740,000 and the cash and cash equivalents balance of RMB4,040,131 of Cuilong at the acquisition date.

According to the agreements, there are further contingent payments to the selling shareholders based on Cuilong’s operating performance. The contingent payments will be paid in cash if Cuilong exceeds the performance target. If not, the selling holders are obligated to transfer certain Cuilong’s shares or make cash payments to the Company. Such contingent consideration receivable is at the acquisition date based on the fair value of RMB5.7 million as based on the operating history of Cuilong, it is probable that Cuilong will miss the performance target. The contingent consideration receivable which is classified within Level 3 of fair value hierarchy and measured on a recurring basis (Note 25). The contingent consideration will be settled by October 2012. The contingent consideration in this acquisition is re-measured to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in earnings. As of December 31, 2010, the fair value of the contingent consideration did not change from that at the acquisition date as the actual performance of Cuilong was behind the target as of December 31, 2010.

According to the agreement, certain selling shareholders of Shanghai Cuilong Culture Communication Co., Ltd. are required these shareholders to continue as the employees of Cuilong for 3 years. If the selling shareholders terminate the employment within 3 years, they have to pay back RMB3,740,000 to the Group certain penalty which links to the acquisition payment made by the Group. As a result, the payment of RMB3,740,000 was recorded in other long-term assets as compensation for postcombination services and will be charged into the expenses over the 3 years. Total compensation charge was RMB0.2 million for the year ended December 31, 2010. The transaction results in a bargain purchase as the consideration of RMB3,740,000 is subject to future employment and is considered as compensation expense.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

Total consideration transferred to Cuilong and selling shareholders
Consideration transferred to Cuilong and selling shareholders	9,100,000
Contingent consideration receivable	(5,678,571)

3,421,429

		Amortization
		Period

Cash and cash equivalents	4,040,131
Accounts receivable	143,911
Other current assets	5,450,111
Acquired intangible assets:
Brand name	3,700,000	19.2 years
User list	400,000	5 years
Gain on bargain purchase	(897,102)
Property and equipment, net	208,806
Current liabilities	(627,999)
Non-current deferred tax liabilities	(1,025,000)
Non-controlling interests at fair value	(7,971,429)

Total consideration transferred to Cuilong and selling shareholders	3,421,429

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Cuilong’s business. The weighted average amortization periods for the intangible assets acquired are 17.81 years.

The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

The gain on bargain purchase of RMB897,102 was recognized in the statement of operations and comprehensive loss in 2010.

The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interests in Cuilong. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

Acquisition of Beijing Wangwen Xinyue Technology Co., Ltd. or Wangwen Xinyue

In May 2010, the Group completed the acquisition of a 55% equity interest in the online literature business of Beijing Yuedu Internet Technology Co., Ltd., through a newly established subsidiary, Wangwen Xinyue.

The Group paid RMB23,500,000 to the selling shareholders and injected RMB4,000,000 to Wangwen Xinyue. After incorporation, Wangwen Xinyue purchased the business of Beijing Yuedu Internet Technology Co., Ltd. for RMB1,000,000, which was paid subsequent to the acquisition in 2010. The net cash paid relating to the acquisition of Wangwen Xinyue is RMB22,109,766, which is equal to the total consideration of RMB27,500,000 and RMB1,000,000 paid for the acquired business netting off the cash and cash equivalents balance of RMB6,390,234 of Wangwen Xinyue at the acquisition date.

According to the agreements, there are further contingent payments based on Wangwen Xinyue’s operating performance. The contingent payments will be paid in cash if Wangwen Xinyue exceeds the performance target. If not, the selling shareholders are obligated to transfer certain Wangwen Xinyue’s shares to the Company. Such contingent payments are recorded as contingent consideration based on the fair value of zero, which is classified within Level 3 of fair value hierarchy and measured on a recurring basis. The contingent consideration has been settled by March 31, 2011. The contingent consideration in this acquisition is re-measured to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in earnings. As of the acquisition date and December 31, 2010, the fair value of the contingent consideration is not material.

The non-controlling shareholders have a right to require the Group to purchase the outstanding non-controlling interests held by them after the completion of the acquisition if the Company or its related parties fail to complete an initial public offer by December 31, 2011 at a price based on a pre-determined formula. Therefore from the date of consolidation the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value as the redemption is considered probable. As the initial public offering cannot be anticipated or considered probable until it happens, the redemption of non-controlling interests is considered probable and the changes in the redemption value will be recognized immediately in the income (loss) attributable to redeemable non-controlling interest and adjust the carrying amount to the redemption value at the end of each reporting period. As the redemption value of the non-controlling interests at December 31, 2010 is less than the carrying amount, no accretion was recognized during the year 2010.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Total consideration transferred to Wangwen Xinyue and selling shareholders
Consideration transferred to Wangwen Xinyue and selling shareholders	27,500,000
Contingent consideration	—

27,500,000

		Amortization
		Period

Aggregate purchase price allocation — Wangwen Xinyue
Cash and cash equivalents	6,390,234
Accounts receivable	2,043,235
Other current assets	238,039
Acquired intangible assets:
Brand name	10,100,000	19.7 years
Writer contracts	10,000,000	5.7 years
Copyright	500,000	5.7 years
Telecom relationship	2,200,000	9.7 years
User list	400,000	5 years
Goodwill allocated to online segment	25,571,731
Property and equipment, net	214,300
Current liabilities	(3,415,981)
Non-current deferred tax liabilities	(5,600,000)
Fair value of redeemable non-controlling interests	(21,141,558)

Total consideration transferred to Wangwen Xinyue and selling shareholders	27,500,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the online literature business of the Group and Wangwen Xinyue and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Wangwen Xinyue’s business. The weighted average amortization periods for the intangible assets acquired are 12.16 years.

The fair value of redeemable non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate. The fair value of the embedded put option was RMB3,200,000.

The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Wangwen Xinyue. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro forma information on 2010 acquisitions

The financial results of each of the businesses acquired in 2010 have been included in the consolidated statements of operations and comprehensive loss since the respective acquisition dates. The amount of revenues and net loss of each of these businesses included in the consolidated statements of operations and comprehensive loss for 2010 were as follows:

December 31, 2010
RMB

Net revenues:
Rongshuxia	49,194
Zhongzhi Bowen	69,409,974
Tianfang Tingshu	1,375,958
Xiaoxing Shuyuan	11,324,350
Cuilong	300,788
Wangwen Xinyue	13,224,486

Total	95,684,750

Net income (loss):
Rongshuxia	(6,686,856)
Zhongzhi Bowen	1,264,728
Tianfang Tingshu	(1,568,560)
Xiaoxing Shuyuan	1,547,417
Cuilong	(1,271,554)
Wangwen Xinyue	2,734,658

Total	(3,980,167)

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010, as if the respective acquisitions had occurred on January 1, 2009 and 2010, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	December 31, 2009	December 31, 2010
	RMB	RMB

Net revenues:	194,266,979	404,241,244
Net loss attributable to Cloudary Corporation ordinary shareholders	80,126,335	46,600,134
Net loss per share attributable to Cloudary Corporation-basic and diluted	0.32	0.19

The pro forma net income for 2009 and 2010 includes RMB1.6 million and RMB6.6 million for the amortization of identifiable intangible assets and RMB0.4 million and RMB1.6 million amortization of deferred tax liability using the actual effective income tax rate of the respective acquired businesses in 2009 and 2010 as well as considering the impact of net loss attributable to non-controlling and redeemable non-controlling interests.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	2009 acquisition

Acquisition of Tianjing Huawen Tianxia Book Co., Ltd. or Huawen Tianxia

In July 2009, the Group completed the acquisition of a 51% equity interest in the offline literature business of Tianjing Huawen Tianxia Book Co., Ltd., through a newly established subsidiary, Huawen Tianxia.

The Group and the selling shareholders injected RMB40,000,000 and RMB5,000,000 upon incorporation of Huawen Tianxia, respectively. After incorporation, Huawen Tianxia purchased the business of Tianjing Huawen Tianxia Book Co., Ltd. for RMB22,500,000, of which RMB21,853,374 was paid in 2009 and RMB646,626 was paid in 2010. The amount of RMB22,500,000 is included in the current liabilities at the acquisition date below. The net cash paid relating to the acquisition of Huawen Tianxia in 2009 is RMB16,852,374, which is equal to the total consideration and capitalisation of RMB40,000,000 and RMB21,853,374 paid for the acquired business netting off the cash and cash equivalents balance of RMB45,000,500 of Huawen Tianxia at the acquisition date. The net cash paid relating to the acquisition of Huawen Tianxia in 2010 is RMB646,626.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Amortization
		Period

Aggregate purchase price allocation — Huawen Tianxia:
Cash and cash equivalents	45,000,500
Inventory	9,918,895
Other assets	4,368,858
Acquired intangible assets:
Bookstore relationship	13,300,000	6.5 years
Copyright	9,400,000	9.5 years
Goodwill allocated to offline segment	11,363,231
Property and equipment, net	295,245
Deferred tax assets	1,979,251
Current liabilities	(22,500,000)
Non-current deferred tax liabilities	(5,675,000)
Non-controlling interests at fair value	(27,450,980)

Total consideration transferred to Huawen Tianxia	40,000,000

Total goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purpose. Goodwill primarily represents the expected synergies from combining the offline literature business of the Group and Huawen Tianxia and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition.

The fair value of intangible assets was measured primarily by income approach taking into consideration the historical financial performance and estimates of future performance of Huawen Tianxia’s business. The weighted average amortization periods for the intangible assets acquired are 7.74 years.

The fair value of non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The acquisition agreement also provides that if the initial public offering of Hongwen or the Listco occurs at anytime, Hongwen will swap the shares of Listco with the shares of the non-controlling interest in Huawen Tianxia. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company.

(c)	2008 acquisition

Acquisition of Hong Xiu Tian Xiang Science and Technology Development (Beijing) Co., Ltd. or Hong Xiu

In July 2008, Shanda Networking completed the acquisition of a 60% equity interest in Hong Xiu, a leading developer and operator of online literature in China for a total consideration of RMB8,730,000 paid to the selling shareholder.

Shanda Networking and the selling shareholder further contributed RMB3,270,000 and RMB2,180,000, respectively to Hongxiu in 2008 in proportion of their respective shareholding.

In April 2009, Shanda Networking transferred its 60% equity interest in Hong Xiu to the Group at its original investment value of RMB12,000,000. As this is part of the Reorganization under common control, Hong Xiu is included in the Company’s consolidated financial statements at historical basis throughout the periods presented.

The purchase price for the 60% of identifiable net assets acquired was allocated as follows:

		Amortization
		Period

Aggregate purchase price allocation — Hong Xiu:
Cash and cash equivalents	74,749
Other current assets	448,872
Acquired intangible assets:
Brand name	3,540,000	19.5 years
Writer contracts	1,320,000	5.5 years
Telecom relationship	360,000	10.5 years
User list	360,000	5.0 years
Goodwill allocated to online segment	4,491,407
Property and equipment, net	168,990
Current liabilities	(639,018)
Non-current deferred tax liabilities	(1,395,000)

Total purchase price	8,730,000

The acquisition has been accounted for under ASC 805 (formerly referred to as FASB Statement No, 141, Business Combinations) which was applicable for acquisitions made until December 31, 2008. Under that guidance, goodwill represents the excess of the purchase price over the estimated fair value of its proportionate share of net tangible and identifiable intangible assets acquired. The goodwill is not deductible for tax purposes. The portion of net assets in the books of the acquiree which are attributable to the non-controlling interests are carried at their existing book values. The weighted average amortization periods for the intangible assets acquired are 14.67 years.

In July 2009, the Company acquired additional 11% equity interest in Hong Xiu by increasing its share capital for a total consideration of RMB15,000,000 in cash. As a result of the capital injection, the Company has total 71% equity interest in Hong Xiu and the non-controlling shareholders’ equity interest in Hong Xiu increased by approximately RMB3.7 million and the Company recognized the corresponding decrease of its share in net assets in

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Hong Xiu as a deduction in additional paid-in capital attributable to the Company in accordance with ASC 810 (formerly referred to as FASB Statement No, 160, Non controlling interests in Consolidated financial statements”).

5.	NET REVENUES

	For the Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Online business:
Online paid users	37,359,610	54,156,842	103,610,759
Wireless service	1,392,351	5,762,876	60,415,342
Online advertising	2,952,427	19,748,615	21,098,065
Copyright licensing	6,342,119	12,423,553	17,619,767
Others	4,929,277	6,536,706	4,799,563

	52,975,784	98,628,592	207,543,496
Offline business	—	35,922,316	185,470,570

Total net revenues	52,975,784	134,550,908	393,014,066

6.	TAXATION

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary in Hong Kong is subject to taxes at 16.5% for the years ended December 31, 2008, 2009 and 2010, respectively. No Hong Kong profit tax has been provided as the Group did not have assessable profit that was earned in or derived from Hong Kong subsidiaries during the years presented.

China

Prior to January 1, 2008, the Company’s subsidiaries that are incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (collectively the “previous PRC Income Tax Laws”). Pursuant to the previous PRC Income Tax Laws and rules, enterprises were generally subject to a statutory tax rate of 33% (30% state income tax plus 3% local income tax). Subsidiaries that are registered in the Pudong New District of Shanghai are, however, subject to a 15% preferential EIT rate pursuant to the local tax preferential treatment before January 1, 2008.

In March 2007, the Chinese government enacted the Corporate Income Tax Law (the “new CIT Law”), and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The new CIT law and regulation went into effect on January 1, 2008. The new CIT Law, among other things, imposes an unified income tax rate of 25% for both domestic and foreign invested enterprises. The new CIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favourable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. In addition, on December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Corporate Income Tax Incentives (“Circular 39”) and Circular of the State Council on the

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Implementation of Transitional Preferential Enterprise Income Tax Policy for Newly-established High-tech Enterprises in Special Economic Zones and the Pudong District of Shanghai (“Circular 40”). Based on Circular 39 and Circular 40, certain specifically listed categories of corporations which enjoyed a favourable income tax rate of less than 25% under the previous income tax laws and rules are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. Where transitional rules overlap with preferential policies provided by the new CIT Law, a corporation may choose to implement the more favourable policy, and shall not enjoy both simultaneously. Also the policy cannot be changed once determined.

The Company’s China subsidiaries and VIEs are subject to a unified income tax rate of 25%, except for Xuanting, which will gradually transit from the income tax rate of 18% to 25% from 2008 to 2012.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. A lower withholding tax rate will be applied if there is a preferential tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Holding companies in Hong Kong, for example, could be subject to a 5% withholding tax rate provided certain criteria are met. All of the China-based subsidiaries were invested by immediate foreign holding company in Hong Kong. All the foreign invested enterprises will be subject to withholding tax on dividends distribution with effective from January 1, 2008.

	For the Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Current income tax expenses	—	974,570	6,253,440
Deferred income tax expense (benefits)	253,383	(2,131,258)	(11,738,760)

Income tax expense (benefits)	253,383	(1,156,688)	(5,485,320)

Reconciliation of the differences between statutory tax rate and the effective tax rate

A reconciliation between the statutory CIT rate and the Group’s effective tax rate for the years ended December 31 is as follows:

	For the Years Ended December 31,
	2008	2009	2010

PRC statutory CIT rate	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(5)%	(2)%	1%
Enacted tax rate change	—	1%	2%
Non-deductible expenses incurred outside PRC	(4)%	(1)%	(1)%
Non-deductible expenses	(1)%	(4)%	(1)%
Change in valuation allowances	(16)%	(17)%	(17)%

Effective CIT rate	(1)%	2%	9%

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Deferred tax assets
Accrued expense	9,003,869	2,173,246
Inventory write-down	—	7,282,790
Deferred profit	1,164,849	2,978,784
Other temporary differences	1,979,251	6,174,951
Less : valuation allowances	(8,628,595)	(1,668,853)

Current deferred tax assets	3,519,374	16,940,918

Tax loss carry forward	7,686,855	24,043,503
Other temporary differences	668,397	1,371,346
Less : valuation allowances	(7,839,386)	(25,013,912)

Non-current deferred tax assets	515,866	400,937

Deferred tax liabilities
Intangible assets arisen from business combination	6,492,620	27,219,275

Non-current deferred tax liabilities	6,492,620	27,219,275

Movement of valuation allowances

	For the Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Balance at beginning of year		(3,649,807)	(16,467,981)
Current year additions	(3,649,807)	(12,818,174)	(12,597,440)
Current year reversals	—	—	2,382,656

Balance at end of year	(3,649,807)	(16,467,981)	(26,682,765)

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2009 and 2010, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards and accrued expenses were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur.

Tax losses incurred in 2008, 2009, and 2010 were approximately RMB1.6 million, RMB30.8 million and RMB64.9 million, respectively. As of December 31, 2010, total tax losses carry forward of the Company’s subsidiaries in the PRC of approximately RMB97.3 million, will expire if not used between 2013 and 2015.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO CLOUDARY CORPORATION’S ORDINARY SHAREHOLDER

Basic and diluted net loss per ordinary share has been calculated in accordance with guidance issued by FASB on computation of earnings per share for the years ended December 31, 2008, 2009 and 2010 as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Numerator:
Net loss attributable to Cloudary Corporation’s ordinary shareholders	(22,105,641)	(73,424,681)	(45,380,867)

Denominator:
Denominator for weighted-average ordinary shares outstanding for basic and diluted loss per share calculation	250,000,000	250,000,000	250,000,000

Basic and diluted loss per share attributable to Cloudary Corporation’s ordinary shareholders	(0.09)	(0.29)	(0.18)

For the year ended December 31, 2010, the potentially dilutive Series A Preferred Shares (Note 17) were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

8.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2009 and 2010 include cash balances held by the Company’s VIE subsidiaries of approximately RMB135 million and RMB280 million. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations (Note 28). However, these cash balances can be utilized by the Company for its normal operations pursuant to various agreements which enable the Company to substantially control these VIE subsidiaries as described in Note 2(3) for its normal operations.

Included in the cash and cash equivalents are cash balances denominated in U.S. dollars of approximately US$0.4 million and US$2.3 million (equivalent to approximately RMB2.4 million, and RMB15 million) as of December 31, 2009 and 2010, respectively.

9.	ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2009	2010
	RMB	RMB

Accounts receivable	18,319,211	43,099,380
Less: Allowance for doubtful accounts	(568,227)	(520,617)

	17,750,984	42,578,763

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement of the allowance for doubtful accounts during the years of 2008, 2009 and 2010 are as follows:

	For the Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Balance at beginning of year	—	—	568,227
Current year additions	—	568,227	—
Less: Current year reversal	—	—	(47,610)

Balance at end of year	—	568,227	520,617

10.	INVENTORIES

Inventories consist of the following:

	As of December 31,
	2009	2010

Raw materials	2,817,253	19,700,353
Work in progress	3,389,683	15,948,032
Finished goods	5,750,876	27,168,782
Inventory held with distributors on consignment	11,572,418	46,431,781

Inventories	23,530,230	109,248,948

Write-down of inventories for the years ended December 31, 2008, 2009 and 2010 was approximately nil, RMB 0.3 million and RMB25.5 million, respectively. The write-down results in a new cost basis for the related inventory and such new cost basis is carried forward until such inventory is sold or otherwise disposed, or assessed subsequently for further write-downs, if any. If and when the reserved inventories are sold, the Company credits the reserved inventories (which are being carried forward at the new cost basis) and debits the related amount in the cost of goods sold.

11.	INVESTMENT IN AFFILIATED COMPANY

The following table includes the Group’s carrying amount and percentage ownership of the investment in equity investee accounted for under the equity method at December 31, 2010 and the carrying amount at December 31, 2009 and 2010:

	December 31,	December 31,
	2009	2010
	RMB	RMB	Percentage
			Ownership
			%

Beijing Jinjiang Networking Technology Co., Ltd. (“Jinjiang”)	9,990,512	12,839,179	50.00

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The movement of the investment in affiliated company is as follows:

	For the Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Balance at beginning of year	—	9,405,382	9,990,512
Investments	9,500,000	—	—
Share of profit/(loss) of affiliated company	(22,038)	672,226	2,935,763
Amortization of identifiable intangible assets, net of tax	(72,580)	(87,096)	(87,096)

Balance at end of year	9,405,382	9,990,512	12,839,179

12.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2009 and 2010 are as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Computer equipment	14,901,369	23,692,524
Leasehold improvements	935,331	2,916,258
Furniture and fixtures	1,270,537	1,892,849
Motor vehicles	221,285	399,085
Less: Accumulated depreciation	(4,373,024)	(9,047,181)

Net book value	12,955,498	19,853,535

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was approximately RMB1.2 million, RMB2.5 million and RMB4.6 million, respectively.

13.	INTANGIBLE ASSETS

Intangible assets consist of copyrights purchased from the authors, websites and software purchased from third parties, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Company’s intangible assets as of December 31, 2009 and 2010 are as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Gross carrying amount:
Copyrights	37,592,774	74,863,819
Websites	1,868,160	2,978,371
Software and others	—	1,598,791
Intangible assets arising from business combinations
— Brand names	13,183,142	40,983,142
— Writers contracts	1,320,000	16,520,000
— Copyrights	9,400,000	26,100,000
— Telecom relationships	360,000	2,660,000
— User list	360,000	3,760,000
— Bookstore relationships	13,300,000	61,100,000

	77,384,076	230,564,123

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,	December 31,
	2009	2010
	RMB	RMB

Less: accumulated amortization
Copyrights	(32,023,243)	(52,033,381)
Websites	(206,768)	(383,768)
Software and others	—	(49,495)
Intangible assets arising from business combinations
— Brand names	(9,915,452)	(10,918,672)
— Writers contracts	(360,000)	(2,319,753)
— Copyrights	(494,736)	(2,789,191)
— Telecom relationships	(51,420)	(243,513)
— User list	(108,000)	(591,684)
— Bookstore relationships	(1,023,078)	(6,746,155)

	(44,182,697)	(76,075,612)

Net book value	33,201,379	154,488,511

Amortization expense for the years ended December 31, 2008 and 2009 and 2010 amounted to approximately RMB12.9 million, RMB19 million, and RMB31.9 million, respectively.

The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Amortization
RMB

2011	25,211,931
2012	22,162,276
2013	19,076,620
2014	15,234,532
2015	14,857,851

Total	96,543,210

14.	GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows:

	January 1,		December 31,		December 31,		December 31,
	2008	Addition	2008	Addition	2009	Addition	2010

Hong Xiu	—	4,491,407	4,491,407	—	4,491,407	—	4,491,407
Huawen	—	—	—	11,363,231	11,363,231	—	11,363,231
Rongshuxia	—	—	—	—	—	3,631,435	3,631,435
Wangwen Xinyue	—	—	—	—	—	25,571,731	25,571,731
Xiaoxiang Shuyuan	—	—	—	—	—	1,036,515	1,036,515
Tianfang Tingshu	—	—	—	—	—	1,446,429	1,446,429

Total	—	4,491,407	4,491,407	11,363,231	15,854,638	31,686,110	47,540,748

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	OTHER PAYABLES AND ACCRUALS

	December 31,	December 31,
	2009	2010
	RMB	RMB

Salary, bonus and welfare payable	3,674,219	9,578,201
Advances from customers	258,793	19,818,126
Unpaid advertisement and promotion fee	14,412,970	1,354,655
Acquisition related obligation (Note 4)	—	3,500,000
Other tax payables	3,852,367	5,710,230
Other payables	8,469,990	9,202,380

Total	30,668,339	49,163,592

16.	LONG-TERM BORROWINGS FROM RELATED PARTIES

	December 31,
	2009	2010

Borrowing from Shanda	—	36,569,312
Borrowing from a company under common control of Shanda	300,000,000	400,000,000

Total long-term borrowings	300,000,000	436,569,312

In June 2009, the Company obtained a borrowing of RMB300,000,000 which is repayable in June 2012, from a company under common control of Shanda. The borrowing was interest-free and unsecured.

In April 2010, the Company obtained borrowing of RMB70,000,000 from a company under common control of Shanda and repaid the loan in December 2010. The borrowing was unsecured and carried an interest rate of 4.37% per annum.

In May 2010, the Company obtained borrowings of US$4.8 million (equivalent to RMB32,774,400) which is repayable in May 2013, from Shanda. The borrowing was interest-free and unsecured.

In July 2010, the Company obtained borrowings of US$10.3 million (equivalent to RMB69,477,023), which is repayable in July 2013, from Shanda. In August 2010, the Company obtained borrowings of US$5.0 million (equivalent to RMB33,947,500), which is repayable in August 2013, from Shanda. In November 2010, the Company obtained borrowings of US$9.6 million (equivalent to RMB64,553,024), which is repayable in November 2013, from Shanda. These three borrowings were unsecured and carried an interest rate of 2.09%, 2.40% and 2.40% per annum, respectively, of which US$22,400,034 (equivalent to RMB149,063,616) were converted into the purchase consideration of Series A Preferred Share and US$2,500,000 (equivalent to RMB16,651,250) were converted into the consideration of 250,000,000 Class A ordinary shares.

In July 2010, the Company obtained borrowings of US$0.7 million (equivalent to RMB4,889,635), which is repayable in July 2013, from Shanda. The borrowing was unsecured and carried an interest rate of 2.09% per annum.

In March 2010, the Company obtained borrowings of RMB100,000,000, which is repayable in March 2013, from a company under common control of Shanda, of which RMB89,714,800 was repaid in December 2010. The borrowing was interest-free and unsecured.

In December 2010, the Company obtained borrowings of RMB89,714,800, which is repayable in December 2013, from a company under common control of Shanda. The borrowing was unsecured and carried an interest rate of 5.04% per annum.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement of borrowings from related parties

	For the Years Ended December 31,
	2009	2010
	RMB	RMB

Balance at beginning of year	—	300,000,000
Current year additions	300,000,000	465,356,382
Current year repayment	—	(159,714,800)
Conversion to Series A preferred shares	—	(149,063,616)
Conversion to Class A ordinary shares	—	(16,651,250)
Foreign currency translation	—	(3,357,404)

Balance at end of year	300,000,000	436,569,312

The weighted average borrowings balance was RMB168.3 million and RMB491 million for the years ended December 31, 2009 and 2010, respectively.

17.	SERIES A-1 AND A-2 REDEEMABLE CONVERTIBLE PREFERRED SHARES

On December 4, 2010 and December 6, 2010, the Company authorized the issuance and sale of 3,916,393 shares of the Company’s Series A-1 Redeemable Convertible Preferred Shares (“Series A-1 Preferred Shares”) and 7,396,757 shares of the Company’s Series A-2 Redeemable Convertible Preferred Shares (“Series A-2 Preferred Shares”) respectively, collectively (“Series A Preferred Shares”), to Shanda for an aggregate purchase price of US$7,754,457 (equivalent to RMB51,648,561) and US$14,645,577 (equivalent to RMB97,415,055) respectively, or US$1.98 per Series A Preferred Share. The par value of the Company’s Series A Preferred Shares is US$0.01 per share.

The total purchase consideration of US$22,400,034 (equivalent to RMB149,063,616) for Series A Preferred Shares was settled by Shanda by the conversion of Shanda’s loans of US$22,400,034 (equivalent to RMB149,063,616) into Series A Preferred Shares (Note 16).

The Series A Preferred Shares are classified as mezzanine equity as they contain the redemption rights (refer below) that are outside the control of the Company. The significant terms are as follows:

Conversion

Convertible into class A ordinary share in ratio of 1:1 at any time after issuance, at the option of the holder, subject to the adjustments for share division, share dividends, reclassification, reorganization, consolidation or mergers. There are no automatic conversion features.

No beneficial conversion feature charge was recognized for the issuance of Series A Preferred Shares as the estimated fair value of the ordinary shares is less than the effective conversion price on the date of issuance.

Voting Rights

Each Series A Preferred Share has voting rights equivalent to the number of the Company’s class A ordinary shares into which it is convertible.

Dividends

The holders of the outstanding Series A-1 Preferred Shares and Series A-2 Preferred Shares shall be entitled to receive, out of any funds legally available therefor, when and if declared by the board of the Company, cash dividends at the rate of 2.09% and 2.4% per annum of the original purchase price prior and in preference to the holders of the ordinary shares, respectively.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After the foregoing accrued preference dividend of the Series A Preferred Shares has been paid in full for all prior full calendar years, the holders of the Series A Preferred Shares shall be entitled to participate pro rata in any dividends paid on the ordinary shares on an as-converted basis.

Redemption Rights

If the Company has not consummated a qualified initial public offering (“Qualified IPO”) before June 30, 2012, the holders can redeem all of Series A Preferred Shares at any time after June 30, 2012, based on the election of the holders of majority of Series A preference shares then outstanding.

The redemption price per Series A-1 Preferred Share and Series A-2 Preferred Share is equal to the original issue price per share plus an additional sum equal to a return of 2.09% and 2.4% respectively on the purchase price per annum from the date of the issuance to the date of redemption, plus all declared but unpaid dividends, up to the redemption date and as adjusted for share division, share dividends, reclassification, reorganization, consolidation or mergers.

Liquidation Preference

The holders of the Series A Preferred Shares will receive 100% of original issuance price plus any declared and unpaid dividends upon the occurrence of a liquidation event, before any distribution or payment to ordinary shareholders. Further, the holders of the Series A Preferred Shares are entitled to receive on a pro rata basis any distributions made to ordinary shareholders on an as-converted basis.

Accretion

Starting on the respective issuance date of the Series A Preferred Shares, the Company accreted Preferred Shares’ initial carrying value to their redemption value at June 30, 2012, the first possible redemption date, using 4.18% per annum for Series A-1 Preferred Shares, and 4.80% per annum for Series A-2 Preferred Shares respectively, based on the effective interest method. As of December 31, 2010, cumulative dividends of RMB160,999 and RMB349,176 for the Series A-1 Preferred Shares and the Series A-2 Preferred Shares were included in accretion to the redemption value of Preferred Shares

18.	SHAREHOLDER’S EQUITY

Upon incorporation of Cloudary Holdings Limited in September 2007, Shanda subscribed for 15,000,000 shares at a par value of US$1.00 per ordinary share in Cloudary Holdings Limited. In turn, Shanda paid US$1.2 million out of the total subscription amount payable of US$15 million to Cloudary Holdings Limited. In 2009, Shanda incorporated the Company with 1 ordinary share owned by Shanda with a par value of US$0.01. In 2010, Shanda transferred all of its 15,000,000 ordinary shares in Cloudary Holdings Limited to the Company and the Company paid US$13.8 million to Cloudary Holdings Limited. After the transfer, Shanda subscribed for 249,999,999 Class A ordinary shares at a par value of US$0.01 per share in the Company. Together with the 1 ordinary share owned by Shanda upon the incorporation of the Company, Shanda owns 250,000,000 Class A ordinary shares in the Company.

The total consideration of US$2,500,000 (equivalent to RMB16,651,250) was settled by Shanda by the conversion of Shanda’s loans of US$2,500,000 into the Class A ordinary shares (Note 16).

The transfer of ordinary shares in Cloudary Holdings Limited by Shanda to the Company is accounted for as a business combination under common control, whereby all assets and liabilities of Cloudary Holdings Limited are recorded in the consolidated financial statements similar to the pooling of interest method at the predecessor carrying amounts, including the effects of push down accounting as applicable. The consolidated financial statements of the Group include the financial statements of Cloudary Holdings Limited as if the transfer of

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cloudary Holdings Limited had happened at the beginning of the earliest period presented. The effects of inter-company transactions have been eliminated upon consolidation.

The issuance of additional shares to Shanda at par value in 2010 is considered as a share split and the numbers of shares outstanding have been adjusted retroactively for all the periods presented in the consolidated financial statements to reflect the change in the capital structure. The computation of basic and diluted loss per share has been adjusted retroactively for all periods presented to reflect that change in capital structure.

As of December 31, 2010, the Company had 250,000,000 ordinary shares issued and outstanding, which consists 250,000,000 Class A ordinary shares and nil Class B ordinary shares. The terms of the Class A ordinary shares and Class B ordinary shares are similar, except that (i) each Class A ordinary share and Class B ordinary share shall be entitled to 10 votes and 1 vote respectively on all matters subject to the vote at general meeting of the Company, and (ii) each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof, but Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

19.	NON-CONTROLLING INTERESTS

Non-controlling interests include the common shares in the consolidated VIE subsidiaries. The balance is summarized as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Non-controlling interests in consolidated subsidiaries or VIE subsidiaries
Hong Xiu	3,619,826	3,849,279
Huawen Tianxia	28,315,273	23,875,566
Rongshuxia	—	1,451,794
Zhongzhi Bowen	—	45,809,445
Cuilong	—	7,489,263
Xiaoxiang Shuyuan	—	7,345,540

	31,935,099	89,820,887

	2009	2010
	RMB	RMB

Balance at beginning of year	1,817,268	31,935,099
Add: Additions during the year-
Non-controlling interest arising from business combination	27,450,980	68,965,076
Capital contribution to a subsidiary attributable to non-controlling interest	3,745,253	—
Capital contribution to a subsidiary by non-controlling interest	—	531,405
Capital contribution to non-controlling interest	—	73,275
Less: decrease during the year
Loss attributable to non-controlling interests	(1,078,402)	(11,683,968)

Balance at the end of year	31,935,099	89,820,887

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The balance of redeemable non-controlling interests is summarized as follows:

	December 31,	December 31,
	2009	2010
	RMB	RMB

Tianfang Tingshu	—	3,134,086
Wangwen Xinyue	—	22,162,159

	—	25,296,245

	Balances at	Arising from			Balances at
	January 1,	Business	Share of	Share-Based	December 31,
	2010	Combination	Profit/(Loss)	Compensation	2010
	RMB	RMB	RMB	RMB	RMB

Tianfang Tingshu	—	3,671,429	(537,343)	—	3,134,086
Wangwen Xinyue	—	21,141,558	613,927	406,674	22,162,159

Total	—	24,812,987	76,584	406,674	25,296,245

The following disclosure provides details regarding the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity for the years ended December 31, 2008, 2009 and 2010, in accordance with ASC 810-10-55-4.

	2008	2009	2010
	RMB	RMB	RMB

Net loss attributable to Cloudary Corporation	22,105,641	73,424,681	44,870,692
Decrease in additional paid-in capital for purchase of additional equity of a subsidiary	—	3,745,253	—
Capital contribution to a subsidiary by non-controlling interest	—	—	(708,595)
Capital contribution to non-controlling shareholder	—	—	73,275

Change from net loss attributable to Cloudary Corporation and transfers to non-controlling interests	22,105,641	77,169,934	44,235,372

20.	SHARE OPTION PLAN

Share-based compensation of Shanda

Shanda granted options in the ordinary shares of Shanda to the employees of the Company under its 2005 Equity Compensation plan. The options can be exercised within 10 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The share option activities related to the stock options granted by Shanda as of December 31, 2008, 2009 and 2010 and changes during the years then ended is presented below:

			Weighted
			Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
		US$		US$

Outstanding at December 31, 2007	500	5.50	6.25	5,418

Granted	—	—
Transferred from Shanda	17,000	7.87
Exercised	(500)	5.50
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2008	17,000	7.87	7.33	141,210

Vested and expected to vest at December 31, 2008	17,000	7.87	7.33	141,210

Vested and exercisable at December 31, 2008	1,500	15.55	6.08	945

Granted	—	—
Exercised	(9,500)	8.68
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2009	7,500	6.85	6.5	145,913

Vested and expected to vest at December 31, 2009	7,500	6.85	6.5	145,913

Vested and exercisable at December 31, 2009	—	—	—	—

Granted	—	—
Transferred from Shanda	33,250	4.90
Exercised	(3,750)	6.85
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2010	37,000	8.05	4.49	471,165

Vested and expected to vest at December 31, 2010	37,000	8.05	4.49	471,165

Vested and exercisable at December 31, 2010	34,500	7.79	5.34	414,915

Note: The transfer from Shanda represents stock options held by Shanda employees who subsequently became employees of the Company after the Reorganization. The number of stock options recorded as transferred from Shanda reflects the outstanding stock options as of the date of the transfer. Share-based compensation expenses, as part of compensation expenses for these employees, were allocated from Shanda to the Company.

Share-based compensation expense related to the stock options granted by Shanda amounted to RMB71,149, RMB242,959 and RMB396,585 for the year ended December 31, 2008, 2009 and 2010.

As of December 31, 2010, there was RMB56,000 of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested stock options granted to the Company’s employees. This cost is

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected to be recognized over a weighted average period within 1 year. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Share-based compensation of Shanda Games

2008 Equity Compensation Plan

In November 2008, Shanda Games Limited (“Shanda Games”) authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Shanda Games’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Shanda Games and/or its subsidiaries’ affiliates, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Shanda Games’s ordinary shares, equals to the excess of the fair market value of the Shanda Games’s ordinary shares, or (iii) other types of compensation based on the performance of the Shanda Games’s ordinary shares.

Shanda Games granted certain restricted shares to the Company’s employees under the 2008 Equity Compensation Plan in 2009. A summary of unvested restricted share activity as of December 31, 2009 and 2010 is presented below:

		Weighted Average Grant-
Unvested Restricted Shares	Number of Shares	Date Fair Value US$

Granted	52,000	6.25
Transferred from Shanda	21,000	6.25
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2009	73,000	6.25

Expected to vest at December 31, 2009	73,000	6.25

Transferred from Shanda	70,000	5.94
Vested	(27,083)	5.75
Forfeited	—	—

Unvested at December 31, 2010	115,917	6.11

Expected to vest at December 31, 2010	115,917	6.11

Note: The transfer from Shanda represents restricted shares held by Shanda employees who subsequently became employees of the Company after the Reorganization. The number of shares recorded as transferred from Shanda reflects the outstanding shares as of the date of the transfer. Share-based compensation expenses, as part of compensation expenses for these employees, were allocated from Shanda to the Company.

As the Company and Shanda Games are under common control by Shanda, the Company accounts for the Restricted Shares granted by Shanda Games under the fair value method. The measurement date of the fair value of the Restricted Shares issued is the vesting date. Prior to the measurement date, the equity instruments are measured at their then-current fair value at each of the reporting date. Share-based compensation expenses is recognized over the service period using the straight-line method, and adjusted to reflect changes in the fair value of the Company’s ordinary shares between the reporting periods up to the measurement date.

The weighted average grant-date fair value of restricted shares granted during the year ended December 31, 2009 was US$6.25. The fair value of the restricted shares that vested in 2010 on the vesting date was US$156,000.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-based compensation expenses related to the Restricted Share Award granted by Shanda Games under the 2008 Equity Compensation Plan amounted to RMB200,041 and RMB507,971 for the year ended December 31, 2009 and 2010.

As of December 31, 2010, there was RMB2.1 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 3 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

In 2009, Shanda Games also granted options to certain employee of the Company to purchase 1,000 ordinary shares. The related share-based compensation expense is not material.

Share-based compensation of the Company

2010 Equity Compensation Plan

In December 2010, the Company authorized a 2010 equity compensation plan (the “2010 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 25,500,000 Class B ordinary shares.

In December 2010, the Company granted options to certain employees to purchase total 11,000,750 Class B ordinary shares under the Company’s 2010 Equity Compensation Plan at an exercise price of US$1.80 per share.

For certain employees, the options can be exercised within 6 years from the grant date. Pursuant to the 2010 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/ 16th of the options have the opportunity to be earned, including 1/4 of which can be earned subject to the participant’s continued employment with the Company, and up to 3/4 of which can be earned contingent on the achievement of different performance targets. These performance targets are related to the Company’s consolidated quarterly Revenue growth rate and quarterly Income growth rate, calculated against the the Company’s quarterly Revenue and Income of the corresponding quarter of the previous year and the Company’s historical highest consolidated quarterly Revenue and Income. On the date which is the date of the quarter earnings release for each of the fourth (4th), eighth (8th), twelfth (12th) and sixteenth (16th) quarter following the first quarter of the Performance Period (each a “Vesting Date”) , one hundred percent (100%) of the options that the employee earned during the preceding quarters and have not vested shall vest and become exercisable; provided that the employee remain employed by the Company on such Vesting Date; provided further that no Vesting Date shall occur after the sixth (6th) anniversary of the Grant Date.

For the other employees with options granted, the options can be exercised within 6 years from the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

For all the options granted, no Vested Option Shares shall become exercisable before the Initial Public Offering (“IPO”).

No share-based compensation expense was recorded in 2010 on the stock options as the IPO performance condition is not considered probable until it occurs.

As of December 31, 2010, there was RMB59.7 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested options granted by the Company. Compensation costs of RMB2.2 million would be recognized immediately if an IPO or change in control had occurred as of December 31, 2010.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s share option activities as of December 31, 2010 and changes during the yea is presented below:

Weighted
Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
		US$		US$

Granted	11,000,750	1.8
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at December 31, 2010	11,000,750	1.8	5.92	—

Vested and expected to vest at December 31, 2010	11,000,750	1.8	5.92	—

Vested and exercisable at December 31, 2010	—	—	—	—

As the exercise price approximates the fair value of the ordinary share of the Company as of December 31, 2010, there is no intrinsic value as of December 31, 2010.

The weighted average grant-date fair value of options granted during the year ended December 31, 2010 was US$0.81. No option was vested during the year ended December 31, 2010.

The fair value of each option granted under the Company’s 2010 equity compensation plan is estimated on the date of grant using the Black-Scholes model that uses the assumption noted in the following table:

For the Year Ended
December 31, 2010

Risk-free interest rate(1)	1.9%-2.3%
Expected life (in years)(2)	4.5-5
Expected dividend yield(3)	—
Expected volatility(4)	50%-55%
Fair value per option at grant date	US$0.76-US$0.85

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the rate of US$ China government bond yield in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of share options granted under the 2010 Equity and Performance Incentive Plan is developed giving consideration to vesting period, contractual term, share price, employee’s level within the organization and the expected volatility of the underlying shares.

(3)	The company has no expectation of paying dividends on its common shares in future.

(4)	Expected volatility is estimated based on the historical data volatilities of the comparable companies in similar industry as at the valuation dates.

21.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits amounted to approximately RMB1.3 million, RMB5.8 million and RMB12.0 million for the years ended December 31, 2008, 2009 and 2010. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2008, 2009 and 2010, significant related party transactions were as follows:

	For the Years Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB

Platform service fees and sales agent fees paid to companies under common control by Shanda(1)	(4,657,012)	(11,201,817)	(12,245,756)
Rental fee paid to companies under common control by Shanda	(994,806)	(808,221)	—
Other management fees paid to companies under common control by Shanda	—	—	(834,857)
Interest expense paid to companies under common control by Shanda	—	—	(3,155,278)
Corporate general administrative expenses allocated from Shanda	(3,301,171)	(997,081)	—
Technology transfer fees received from companies under common control by Shanda	—	4,317,866	—
Advertising revenue received from companies under common control by Shanda	274,065	7,255,798	14,499,540
Copyright licensing fees received from a company under common control by Shanda	284,250	3,174,125	143,508
Platform game revenue received from companies under common control by Shanda	4,970,228	2,168,692	4,067,993
Wireless revenue from companies under common control by Shanda(2)	—	—	890,490

(1)	Prior to the Reorganization, these services were provided by Shanda’s various subsidiaries and VIEs, and the service fees were incurred based on the contractual arrangement entered prior to the reorganization. For the five-year period beginning after the Reorganization, the Group has agreed to continue to use services provided by the fellow companies of the Group based on the new services agreements.

(2)	The amount of receivables relating to wireless revenue earned by the Company from companies under common control of Shanda was waived off and was recorded as a distribution by the Company to Shanda.

	December 31,	December 31,
	2009	2010
	RMB	RMB

Accounts receivables due from companies under common control by Shanda	12,138,972	11,580,474

Other receivables due from companies under common control by Shanda	19,000,000	—

All amounts due from related parties were interest-free and had no fixed repayment terms.

	December 31,	December 31,
	2009	2010
	RMB	RMB

Accounts payable due to companies under common control by Shanda	536,523	1,069,693

Other payables due to companies under common control by Shanda	16,013,367	16,422,586

Long-term borrowings from related parties (Note 16)	300,000,000	436,569,312

Payables to related parties were unsecured, interest-free and had no fixed repayment terms.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Integrated Platform Services

In July 2008, each of Shanghai Xuanting and Hong Xiu, which operates hongxiu.com, entered into a cooperation agreement with Shanda Networking and its subsidiary Nanjing Shanda Networking Co. Ltd, or Nanjing Shanda, whereby Shanghai Xuanting and Hong Xiu agreed to engage Shanda Networking and Nanjing Shanda on an exclusive basis to provide integrated platform services, including, among others, user authentication, billing, data support and customer services. In return, Shanda Networking and Nanjing Shanda are entitled to 8% of Shanghai Xuanting and Hong Xiu’s operating revenues settled on a monthly basis. The agreements were terminated in December 2010. The amounts payable to Shanda Networking and Nanjing Shanda under these agreements were recorded as expense as incurred.

In December 2010, Shanghai Hongwen, together with Shanghai Xuanting, Hong Xiu, Wangwen, which operates readnovel.com, Xiaoxiang Shuyuan, which operates xxsy.com, Tianfang Tingshu, which operates tingbook.com and Yueduwang, which operates zubunet.com entered into a new cooperation agreement with Shanda Networking and Shanghai Shengzhan Networking Co., Ltd., or Shengzhan, which is controlled by Shanda Online. Under this new agreement, each Hongwen contracting party agreed to engage Shanda Networking and Shengzhan on an exclusive basis to provide integrated platform services in exchange for a service fee equal to 4% of their respective operating revenues settled on a monthly basis. The agreement has a term of two years.

Online Payment Services

In August 2009, Shanghai Xuanting entered into a platform use agreement with a subsidiary of Shanda Networking to provide online payment, data and support services in exchange for a fee equal to certain percentage of the transaction volume settled on a monthly basis. This agreement was terminated in October 2010. The amounts payable to Shanda Networking under the agreement are recorded as expense as incurred.

In October 2010, each Hongwen contracting party entered into a new platform use agreement with Shengfutong. Under this new agreement, Shengfutong agreed to provide online payment, data and support services in exchange for a fee equal to a certain percentage of the local transaction volume and the overseas transaction volume settled on a monthly basis.

Sales and Promotion of Pre-Paid Cards

In July 2008, Shanghai Xuanting entered into a sales agency agreement with Shengfutong, which was amended and restated in January 2009. Under this agreement, Shanghai Xuanting engaged Shengfutong as its sales agent for the promotion and marketing of Shanda’s pre-paid cards. Xuanting is required to pay Shengfutong a service fee equal to a percentage of the value of the pre-paid card consumed by the user for the purchase or subscription of literature content and purchase of community tools. This agreement was terminated in December 2010.

In December 2010, each Hongwen contracting party entered into a new sales agency agreement with Shengfutong. Under this new agreement, Shengfutong will promote and market pre-paid cards for each Hongwen contracting party in exchange for a service fee equal to a percentage of the value of the pre-paid cards consumed by the user for the purchase or subscription of literature content and purchase of community tools. The percentage varies depending on whether the contractual arrangement is based on an exclusive or non-exclusive basis for each party.

Exclusive Advertising Agency Services

In September 2009, Shanghai Xuanting entered into an exclusive advertising agency agreement with a subsidiary of Shanda and appointed that subsidiary as its exclusive agency for the advertising services on qidian.com. In 2010, Shanghai Xuanting received 30% of the revenues generated from such advertising operations with a guaranteed minimum amount of RMB16 million. The revenue-sharing and minimum guarantee amounts for

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsequent years are to be agreed upon by both parties at the beginning of each year. This agreement was terminated by both parties in December 2010 and the Company earned the minimum of RMB16 million in 2010, and received RMB11 million in 2010 and RMB5 million in 2011, respectively.

Online Games

From 2009 to 2010, Shanghai Xuanting entered into revenue-sharing arrangements with various entities controlled by Shanda Games or Shanda Online, pursuant to which Shanghai Xuanting agreed to promote, market and operate the online games operated by Shanda Games or Shanda Online on qidian.com. These entities provided Xuanting with the game interfaces and information as well as servers and payment channels for users directed from qidian.com. The agreements set forth the settlement and payment ratios to be shared by the respective parties, which generally range from approximately 16% to 30% of the nominal value of the user spending. These agreements typically have terms of one to two years.

Copyright Licensing

Shanghai Xuanting from time to time enters into copyright licensing agreements in its ordinary course of business with Shengqu pursuant to which Shanghai Xuanting licenses to Shengqu adaptation rights of its literary works to develop interactive games. Shanghai Xuanting typically grants such copyrights to Shengqu on an exclusive basis and at fixed prices with a licensing term of 15 years from the commencement of the game’s operation.

Other Agreements

Shanghai Xuanting also entered into various agreements with Shanda Games or other affiliated parties relating to server maintenance and operation of WAP services. These agreements typically have terms of one to two years.

23.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, receivables due from related parties and prepayments and other current assets. As of December 31, 2009 and 2010 substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in the PRC, Hong Kong and Singapore, which management believes are of high credit quality.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

With regards to the wireless service, revenues from the mobile operator were nil, nil and 15% of the Company’s total net revenues in 2008, 2009, and 2010, respectively. The related accounts receivable represented 70% of the Company’s total accounts receivable as of December 31, 2010.

The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Company has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of December 31, 2010 are as follows:

		Computer
	Office Premise	Equipment	Total
	RMB	RMB	RMB

2011	8,037,801	190,511	8,228,312
2012	2,658,643	127,007	2,785,650
2013	800,435	—	800,435

	11,496,879	317,518	11,814,397

Total rental expenses including server leasing rental and office rental were approximately RMB1.8 million , RMB6.3 million and RMB13 million during the years ended December 31, 2008, 2009 and 2010, and were charged to the statements of operations and comprehensive loss when incurred.

Contingent considerations for business acquisitions

In connection with the acquisition of Cuilong, other than the initial consideration, there are further contingent payments according to the agreements based on Cuilong’s operating performance. The contingent payments will be paid in cash if Cuilong exceeds the performance target. If not, the selling shareholders are obligated to transfer certain Cuilong’s shares or make cash payments to the Company. Although the maximum contingent consideration is material to the Company, payment of such amount is considered remote. The Company does not expect to make any contingent payments based on the current performance of Cuilong. (Note 4)

In connection with the acquisition of Wangwen Xinyue, other than the initial consideration, there are further contingent payments according to the agreements based on Wangwen Xinyue’s operating performance. The contingent payments will be paid in cash if Wangwen Xinyue exceeds the performance target. If not, the selling shareholders are obligated to transfer certain Wangwen Xinyue’s shares to the Company. Although the maximum contingent consideration is material to the Company, payment of such amount is considered remote. The Company does not expect to make any contingent payments based on the current performance of Wangwen Xinyue. (Note 4)

Contingencies

The Company accounts for loss contingencies in accordance with ASC 450-10 (formerly referred to as FASB Statement No. 5 “Accounting for Loss Contingencies”) and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss in respect of each loss contingency.

Current PRC laws and regulations include limitations on foreign ownership in PRC companies that operate online literature business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting online literature business. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to hold a license to operate online literature business in China. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiary, Shengting, its affiliated PRC entity, Shanghai Hongwen, and Shanghai Hongwen’s shareholders.

Shanghai Hongwen and its subsidiaries hold the licenses that are essential to the operation of the Company’s business. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company, Shengting and Shanghai Hongwen are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Hongwen and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Shanghai Hongwen were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

In such case, the Company may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate Shanghai Hongwen and its subsidiaries. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business).

If Shanghai Hongwen and its shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with Shanghai Hongwen is remote.

25.	FAIR VALUE MEASUREMENTS

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, amounts due from/to related parties, prepayments and other current assets, investment in securities, contingent consideration in relation to the acquisition of Cuilong and Wangwen Xinyue, accounts payable, other payables and accruals and borrowings. As of December 31, 2009 and 2010, the carrying values of cash and cash equivalents, accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, other payables and accruals approximated their fair values. The fair value of the long term borrowing from related parties as at December 31, 2010 is RMB409,119,258.

On a recurring basis, the Company measures the investment in securities at fair value. Since the investment in securities does not have quoted price in active markets, they are valued using valuation model. Management is responsible for determining the fair value. The fair value of the investment in securities was determined based on Level 3 inputs, of which the investee company’s recent financing activities are significant to the overall fair value measurement.

On a recurring basis, the Company measures the contingent consideration in relation to the acquisition of Cuilong and Wangwen Xinyue at fair value. The Company measures the fair value of contingent consideration using the probability-weighted discounted cash flow model and unobservable inputs mainly including assumptions about expected future cash flows of Cuilong and Wangwen Xinyue.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009 and 2010, information about inputs for the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
	Year Ended	Identical Assets	Inputs	Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Investment in securities	7,000,000	—	—	7,000,000

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
	Year Ended	Identical Assets	Inputs	Inputs
Description	December 31, 2010	(Level 1)	(Level 2)	(Level 3)

Investment in securities	7,500,000	—	—	7,500,000
Contingent consideration receivable	5,678,571	—	—	5,678,571

A summary of changes in the fair value of the Level 3 investment in securities for the years ended December 31, 2009 and 2010 were as follows, respectively:

At January 1, 2009	—
Current year purchase	7,000,000

December 31, 2009	7,000,000

Unrealized gain in value	500,000

December 31, 2010	7,500,000

A summary of changes in the fair value of the Level 3 investment in contingent consideration receivable for the years ended December 31, 2010 was as follows, respectively:

At January 1, 2010	—
Current year addition upon acquisition of Cuilong	5,678,571

December 31, 2010	5,678,571

26.	SUBSEQUENT EVENTS

In January 2011, the Company granted options at an exercise price of US$1.8 per share to purchase 4,150,600, 4,372,000 and 966,000 Class B ordinary shares, respectively, to the Company’s employees, Shanda’s employees and part-time employees who are the authors of the Company, respectively.

In March 2011, the Company set up a joint venture, Beijing Shanda New Classics Film & TV Culture Co., Ltd., with New Classics Entertainment Group to focus on the development of literary works into movie and television scripts. The Company holds 51% equity interest in the joint venture.

In connection with the issuance of the consolidated financial statements for year ended December 31, 2010, the Company has evaluated subsequent events through April 13, 2011, the date the consolidated financial statements were available to be issued.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	UNAUDITED PRO FORMA LOSS PER SHARE FOR CONVERSION OF SERIES A PREFERRED SHARES AND REPAYMENT OF LONG-TERM BORROWINGS

Each Series A Preferred Share is initially convertible into one class A ordinary share at any time after issuance, at the option of the holder. The holder intends to convert the Series A Preferred Shares into class A ordinary shares immediately following the completion of the IPO. Further, the Company intends to prepay all of its outstanding long term borrowings from related parties as of December 31, 2010 in the amount of RMB436,569,312 (equivalent to US$66,146,865) using the proceeds of the IPO. Accordingly, the Company has included the following pro forma financial information.

The unaudited pro-forma loss per share for the year ended December 31, 2010 after giving effect to the conversion of the Series A Preferred Shares into class A ordinary shares as of inception at the conversion ratio of 1 for 1 and repayment of long-term borrowings as of later of January 1, 2010 or inception of the borrowing are as follows:

For The Year Ended
December 31, 2010
(Unaudited)

Numerator:
Net loss attributable to Cloudary Corporation’s ordinary shareholders	(45,380,867)

Pro-forma effect of the Series A Preferred Shares	510,175
Pro-forma effect of interest expense on long-term borrowings	3,155,278
Pro-forma net loss attributable to Cloudary Corporation’s ordinary shareholders — Basic and diluted	(41,715,414)

Denominator:
Denominator for weighted-average ordinary shares outstanding for basic and diluted loss per share calculation	250,000,000
Pro-forma effect of Series A Preferred Shares	11,313,150
Pro-forma number of ordinary shares presumed to be used to repay the long-term borrowings	[ ]

Denominator for pro-forma basic and diluted calculation	[ ]

Pro-forma basic and diluted loss per share attributable to Cloudary Corporation’s ordinary shareholders	[ ]

Using the mid-point of the estimated range of the IPO price which is US$[          ] per ADS and each ADS representing [          ] ordinary shares, the number of ordinary shares issued in the IPO presumed to be used to repay the long term borrowings from related parties are determined as [          ].

28.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB141.3 million, or 100% of the Company’s total consolidated net

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholder.

29.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENTS

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Interests in subsidiaries” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries” on the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2009 and 2010, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information of Cloudary Corporation

Condensed Statements of Operations

	For the Years Ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$ (Note 2(6))
				(Unaudited)

Net revenues	—	—	—

Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
Product development	—	—	—
Sales and marketing	—	—	—
General and administrative	(71,149)	(443,000)	(956,062)	(144,858)

Total operating expenses	(71,149)	(443,000)	(956,062)	(144,858)

Loss from operations	(71,149)	(443,000)	(956,062)	(144,858)
Interest income	—	—	19,904	3,016
Interest expense	—	—	(947,616)	(143,578)
Other income, net	—	—	250,788	37,998
Income tax benefit	—	—	—	—
Equity in loss of subsidiaries and VIE subsidiaries	(22,034,492)	(72,981,681)	(43,237,706)	(6,551,168)

Net loss	(22,105,641)	(73,424,681)	(44,870,692)	(6,798,590)

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information of Cloudary Corporation

Condensed Balance Sheets

	December 31,
	2009	2010	2010
	RMB	RMB	US$ (Note 2(6))
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	—	1,555,920	235,745
Other receivables due from subsidiaries	—	77,068,392	11,677,030

Total assets	—	78,624,312	11,912,775

LIABILITIES
Current liabilities:
Other payables due to subsidiaries	81,833,845	—	—
Other payables due to related parties	8,195,160	8,889,837	1,346,945

Current liabilities	90,029,005	8,889,837	1,346,945
Long-term borrowings from related parties	—	36,569,312	5,540,805

Total liabilities	90,029,005	45,459,149	6,887,750

Series A-1 Redeemable Convertible Preferred Shares (US$0.01 par value; 3,916,393 shares authorized; 3,916,393 issued and outstanding as of December 31, 2010) (redemption value of US$8,264,972 as of December 31, 2010)	—	51,809,560	7,849,933
Series A-2 Redeemable Convertible Preferred Shares (US$0.01 par value; 7,396,757 shares authorized; 7,396,757 issued and outstanding as of December 31, 2010) (redemption value of US$15,752,783 as of December 31, 2010)	—	97,764,231	14,812,762
Shareholder’s deficit
Class A ordinary shares (US$0.01 par value, 488,686,850 shares authorized, 250,000,000 issued and outstanding as of December 31, 2009 and 2010)	16,651,250	16,651,250	2,522,917
Class B ordinary shares (US$0.01 par value, 500,000,000 shares authorized, nil issued and outstanding as of December 31, 2009 and 2010)	—	—	—
Additional paid-in capital	7,502,208	24,243,328	3,673,232
Accumulated other comprehensive income	5,111	1,755,060	265,918
Accumulated deficit	(114,187,574)	(159,058,266)	(24,099,737)

Total Cloudary Corporation shareholder’s deficit	(90,029,005)	(116,408,628)	(17,637,670)

Total liabilities and shareholder’s deficit	—	78,624,312	11,912,775

CLOUDARY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information of Cloudary Corporation

Condensed statements of Cash Flows

	For the Years Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
				(Note 2(6))
				(Unaudited)

Net cash provided by operating activities	—	—	—	—
Net cash used by investing activities	—	—	(203,707,780)	(30,864,815)
Net cash provided by financing activities	—	—	205,641,582	31,157,815
Effect of foreign exchange rate changes on cash	—	—	(377,882)	(57,255)
Net increase in cash	—	—	1,555,920	235,745

Cash, beginning of year	—	—	—
Cash, end of year	—	—	1,555,920	235,745

CLOUDARY CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

		For the Six Months Ended June 30,
	Notes	2010	2011	2011
		RMB	RMB	US$ (Note 2(2))

Net revenues:	3
Online business		80,422,667	184,704,646	28,576,568
Third parties		70,627,303	179,284,795	27,738,036
Related parties	17	9,795,364	5,419,851	838,532
Offline business		66,972,542	126,727,045	19,606,567

Total net revenues		147,395,209	311,431,691	48,183,135

Cost of revenues:
Online business		(68,550,172)	(118,846,973)	(18,387,402)
Third parties		(66,070,942)	(114,709,270)	(17,747,238)
Related parties	17	(2,479,230)	(4,137,703)	(640,164)
Offline business		(52,799,181)	(103,286,207)	(15,979,919)

Total cost of revenues		(121,349,353)	(222,133,180)	(34,367,321)

Gross profit		26,045,856	89,298,511	13,815,814

Operating expenses:
Product development		(1,871,387)	(4,619,405)	(714,691)
Sales and marketing		(29,493,295)	(48,382,709)	(7,485,528)
Third parties		(25,974,371)	(44,821,628)	(6,934,576)
Related parties	17	(3,518,924)	(3,561,081)	(550,952)
General and administrative		(26,299,772)	(48,864,803)	(7,560,115)

Total operating expenses		(57,664,454)	(101,866,917)	(15,760,334)

Gain on bargain purchase		6,500,443	—	—
Loss from operations		(25,118,155)	(12,568,406)	(1,944,520)
Interest income		533,830	2,089,849	323,331
Interest expense to related parties	17	(865,121)	(2,285,932)	(353,668)
Other income, net		599,154	137,735	21,310

Loss before income tax (expenses) and equity in earnings of affiliated companies		(24,850,292)	(12,626,754)	(1,953,547)
Income tax benefit (expenses)		1,449,912	(3,705,977)	(573,370)
Equity in earnings of affiliated companies	8	1,232,509	2,147,971	332,323

Net loss		(22,167,871)	(14,184,760)	(2,194,594)

Net loss attributable to non-controlling interests		3,269,607	5,986,030	926,128
Net income attributable to redeemable non-controlling interests		(20,854)	(1,164,656)	(180,190)

Net loss attributable to Cloudary Corporation		(18,919,118)	(9,363,386)	(1,448,656)

Series A Preferred Shares redemption value accretion		—	(3,341,566)	(516,990)

Net loss attributable to Cloudary Corporation ordinary shareholder		(18,919,118)	(12,704,952)	(1,965,646)

Net loss		(22,167,871)	(14,184,760)	(2,194,594)

Other comprehensive income:
Currency translation adjustments		279,502	5,033,325	778,730

Comprehensive loss		(21,888,369)	(9,151,435)	(1,415,864)

Comprehensive loss attributable to non-controlling interests		3,269,607	5,986,030	926,128
Comprehensive income attributable to redeemable non-controlling interests		(20,854)	(1,164,656)	(180,190)

Comprehensive loss attributable to Cloudary Corporation		(18,639,616)	(4,330,061)	(669,925)

Net loss per share attributable to Cloudary Corporation ordinary shareholder
Basic and diluted	5	(0.08)	(0.05)	(0.01)

Weighted average ordinary shares used in per share calculation
Basic and diluted	5	250,000,000	250,000,000	250,000,000

The accompanying notes are an integral part of these unaudited condensed financial statements.

CLOUDARY CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,	June 30,	June 30,	June 30,	June 30,
	Notes	2010	2011	2011	2011	2011
		RMB	RMB	US$	RMB	US$
				(Note 2(2))	Proforma	Proforma
					(Note 22)	(Note 2(2))
						(Note 22)

ASSETS
Current assets:
Cash and cash equivalents		299,605,808	192,303,423	29,752,212	192,303,423	29,752,212
Short-term investments		—	400,000	618,860	4,000,000	618,860
Accounts receivable, net of allowance for doubtful accounts	6	42,578,763	125,801,923	19,463,437	125,801,923	19,463,437
Accounts receivable due from related parties	17	11,580,474	16,796,622	2,598,688	16,796,622	2,598,688
Inventories	7	109,248,948	126,662,460	19,596,575	126,662,460	19,596,575
Prepayments and other current assets		13,127,642	14,295,037	2,211,655	14,295,037	2,211,655
Current deferred tax assets		16,940,918	16,601,618	2,568,518	16,601,618	2,568,518

Total current assets		493,082,553	496,461,083	76,809,945	496,461,083	76,809,946

Investment in securities		7,500,000	7,500,000	1,160,362	7,500,000	1,160,362
Investment in affiliated companies	8	12,839,179	21,087,150	3,262,497	21,087,150	3,262,497
Property and equipment	9	19,853,535	23,081,544	3,571,060	23,081,544	3,571,060
Intangible assets	10	154,488,511	153,953,124	23,818,848	153,953,124	23,818,848
Goodwill	11	47,540,748	47,540,748	7,355,264	47,540,748	7,355,264
Royalty advances		32,622,652	40,778,253	6,309,005	40,778,253	6,309,005
Other long-term assets	12	45,608,334	41,283,093	6,387,111	41,283,093	6,387,111
Non-current deferred tax assets		400,937	3,647,587	564,336	3,647,587	564,336

Total assets		813,936,449	832,332,582	129,238,428	835,332,582	129,238,428

LIABILITIES
Current liabilities:
Accounts payable		119,470,468	142,216,152	22,002,963	142,216,152	22,002,963
Accounts payable due to related parties	17	1,069,693	4,535,373	701,690	4,535,373	701,690
Taxes payable		2,577,364	2,128,187	329,262	2,128,187	329,262
Deferred revenue		13,161,864	18,386,811	2,844,714	18,386,811	2,844,714
Other payables and accruals	13	49,163,592	53,500,060	8,277,260	53,500,060	8,277,260
Other payables due to related parties	17	16,422,586	16,560,815	2,562,205	16,560,815	2,562,205

Total current liabilities		201,865,567	237,327,398	36,718,094	237,327,398	36,718,094

Non-current deferred tax liabilities		27,219,275	25,610,117	3,962,268	25,610,117	3,962,268
Long-term borrowings from related parties	14,17	436,569,312	435,713,460	67,411,380	435,713,460	67,411,380

Total liabilities		665,654,154	698,650,975	108,091,742	698,650,975	108,091,742

Commitments and contingencies
Series A-1 Redeemable Convertible Preferred Shares (US$0.01 par value; 3,916,393 shares authorized; 3,916,393 issued and outstanding as of December 31, 2010 and June 30, 2011) (redemption value of US$8,425,708 as of June 30, 2011)		51,809,560	51,399,262	7,952,234	—	—
Series A-2 Redeemable Convertible Preferred Shares (US$0.01 par value; 7,396,757 shares authorized; 7,396,757 issued and outstanding as of December 31, 2010 and June 30, 2011) (redemption value of US$16,101,387 as of June 30, 2011)		97,764,231	97,416,537	15,071,793	—	—
Redeemable non-controlling interests	15	25,296,245	26,747,376	4,138,219	26,747,376	4,138,219
Shareholder’s deficits
Class A ordinary shares (US$0.01 par value, 488,686,850 shares authorized, 250,000,000 issued and outstanding as of December 31, 2010 and June 30, 2011)		16,651,250	16,651,250	2,576,197	17,383,392	2,689,329
Class B ordinary shares (US$0.01 par value, 500,000,000 shares authorized, nil issued and outstanding as of December 31, 2010 and June 30, 2011)
Additional paid-in capital		24,243,328	21,285,592	3,293,199	169,369,249	26,204,094
Accumulated other comprehensive income		1,755,060	6,788,385	1,050,265	6,788,385	1,050,265
Accumulated deficits		(159,058,266)	(168,421,652)	(26,057,345)	(168,421,652)	(26,057,345)

Total Cloudary Corporation shareholder’s deficits		(116,408,628)	(123,696,425)	(19,137,684)	25,119,374	3,886,343
Non-controlling interests	15	89,820,887	84,814,857	13,122,125	84,814,857	13,122,125

Total shareholder’s deficits		(26,587,741)	(38,881,568)	(6,015,559)	109,934,231	17,008,468

Total liabilities and shareholder’s deficits		813,936,449	835,332,582	129,238,428	835,332,582	129,238,428

The accompanying notes are an integral part of these unaudited condensed financial statements.

CLOUDARY CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICITS

	Class A Ordinary Share			Accumulated		Cloudary
	(US$0.01 Par Value)		Additional	Other		Corporation	Non-	Total
	Number		Paid-in	Comprehensive	Accumulated	Shareholder’s	controlling	Shareholder’s
	of Shares	Par Value	Capital	Income	Deficits	Deficits	Interests	Deficits
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2010	250,000,000	16,651,250	7,502,208	5,111	(114,187,574)	(90,029,005)	31,935,099	(58,093,906)

Non-controlling interest arising from business combination	—	—	—	—	—	—	60,993,647	60,993,647
Share-based compensation	—	—	479,429	—	—	479,429	—	479,429
Distribution to Shanda	—	—	(837,664)	—	—	(837,664)	—	(837,664)
Currency translation adjustments	—	—	—	279,502	—	279,502	—	279,502
Net loss	—	—	—	—	(18,919,118)	(18,919,118)	(3,269,607)	(22,188,725)

Balance as of June 30, 2010	250,000,000	16,651,250	7,143,973	284,613	(133,106,692)	(109,026,856)	89,659,139	(19,367,717)

Balance as of January 1, 2011	250,000,000	16,651,250	24,243,328	1,755,060	(159,058,266)	(116,408,628)	89,820,887	(26,587,741)

Capital contribution to establish a subsidiary by non-controlling shareholder	—	—	—	—	—	—	980,000	980,000
Share-based compensation	—	—	383,830	—	—	383,830	—	383,830
Series A Preferred Shares redemption value accretion	—	—	(3,341,566)	—	—	(3,341,566)	—	(3,341,566)
Currency translation adjustments	—	—	—	5,033,325	—	5,033,325	—	5,033,325
Net loss	—	—	—	—	(9,363,386)	(9,363,386)	(5,986,030)	(15,349,416)

Balance as of June 30, 2011	250,000,000	16,651,250	21,285,592	6,788,385	(168,421,652)	(123,696,425)	84,814,857	(38,881,568)

The accompanying notes are an integral part of these unaudited condensed financial statements.

CLOUDARY CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30
	2010	2011	2011
	RMB	RMB	US$ (Note 2(2))

Cash flows from operating activities:
Net loss	(22,167,871)	(14,184,760)	(2,194,594)
Adjustments for:
Share-based compensation	614,987	670,304	103,706
Compensation charge for postcombination services	1,444,443	5,289,996	818,441
Depreciation of property and equipment	1,971,340	3,164,061	489,528
Amortization of intangible assets	4,338,837	8,340,911	1,290,464
Write down of inventory	5,392,575	10,118,098	1,565,421
Loss from disposal of fixed assets	16,724	39,520	6,114
Gain on bargain purchase	(6,500,443)	—
Equity in earnings of affiliated companies	(1,232,509)	(2,147,971)	(332,323)
Foreign exchange (gain) loss	136,336	(51,791)	(8,013)
Distribution to Shanda	(837,664)	—
Deferred taxes	(3,229,639)	(4,516,508)	(698,771)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(21,011,416)	(83,223,160)	(12,875,866)
Accounts receivable due from related parties	(4,131,301)	(5,216,148)	(807,016)
Inventory	(65,738,238)	(27,531,610)	(4,259,551)
Royalty advances	(13,480,791)	(8,155,601)	(1,261,793)
Prepayments and other current assets	2,701,815	(1,167,395)	(180,613)
Other long-term assets	(2,286,789)	(961,621)	(148,778)
Compensation paid for post combination services	(36,000,000)
Accounts payable	54,701,125	16,812,334	2,601,119
Accounts payable due to related parties	371,653	3,465,680	536,192
Taxes payable	3,099,500	(449,177)	(69,494)
Deferred revenue	2,688,272	5,224,946	808,377
Other payables and accruals	746,004	7,836,469	1,212,419
Other payables due to related parties	—	124,509	19,263

Net cash used in operating activities	(98,393,050)	(86,518,914)	(13,385,768)

Cash flows from investing activities:
Amount received from Shanda	10,800,000	—
Purchase of short-term investments	—	(4,000,000)	(618,860)
Purchase of property and equipment	(3,834,800)	(7,308,657)	(1,130,758)
Proceeds from disposal of fixed assets	30,155	5,817	900
Purchase of intangible assets	(5,272,810)	(1,004,057)	(155,343)
Cash paid for the investment in an affiliated company	—	(6,100,000)	(943,761)
Acquisition of subsidiaries, net of cash acquired	(20,111,059)	(3,500,000)	(541,502)

Net cash used by investing activities	(18,388,514)	(21,906,897)	(3,389,324)

Cash flows from financing activities:
Proceeds from loans borrowed from related parties	202,774,400	—
Capital contribution to establish a subsidiary by non-controlling shareholder	—	980,000	151,621

Net cash provided by financing activities	202,774,400	980,000	151,621

Effect of exchange rate changes on cash and cash equivalents	444,654	143,426	22,190
Net increase (decrease) in cash and cash equivalents	86,437,490	(107,302,385)	(16,601,282)
Cash, beginning of period	114,357,496	299,605,808	46,353,494

Cash, end of period	227,794,986	192,303,423	29,752,212

Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	1,332,695	8,398,920	1,299,438
Cash paid during the period for interest of loan	—	2,285,933	353,668
Supplemental disclosure of non-cash investing activities:
Accrual related to purchase of property and equipment and intangible assets	914,149	2,404,649	372,035

The accompanying notes are an integral part of these unaudited condensed financial statements.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011
(AMOUNTS EXPRESSED IN RENMINBI (RMB) UNLESS OTHERWISE STATED)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Cloudary Corporation (“the Company”) together with its subsidiaries and variable interest entities (collectively referred to as the “Group”) is principally engaged in providing literature and other publications offered through websites, offline publication and wireless distribution to a diversified user base, and franchising the copyrights of its literature works to online game companies, television producers, movie studios, and traditional offline book publishers, etc, in the People’s Republic of China (the “PRC”). The Company (formerly known as Shanda Literature Corporation) was incorporated in April 2009 in the Cayman Islands as a wholly owned subsidiary of Shanda Interactive Entertainment Limited, or Shanda.

As of December 31, 2010 and June 30, 2011, the total assets of the consolidated VIEs were RMB788.4 million and RMB808.8 million, respectively. As of December 31, 2010 and June 30, 2011, the total liabilities of the consolidated VIEs were RMB754.1 million and RMB753.3 million, respectively. For the six months ended June 30, 2011, the total net revenue and net profit of the consolidated VIEs were RMB310.4 million and RMB2.6 million, respectively. For the six months ended June 30, 2010, the total net revenue and net loss of the consolidated VIEs were RMB147.3 million and RMB2.6 million, respectively.

2.	PRINCIPAL ACCOUNTING POLICIES

(1)	Basis of presentation and use of estimates

The accompanying unaudited condensed consolidated financial statements were prepared on a basis substantially consistent with the Company’s audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010. These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP for interim financial information.

In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s consolidated financial statements position, results of operations, and cash flows as of June 30, 2011 and for the six-month periods ended June 30, 2010 and 2011. The December 31, 2010 condensed consolidated balance sheet data was derived from the audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”). These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009 and 2010.

The preparation of unaudited condensed consolidated financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and related disclosures. Actual results could materially differ from these estimates.

(2)	Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the rate of US$1.00 to RMB6.4635, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

(3)	Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For public entities, the amendments are effective prospectively during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

In June 2011, the FASB issued ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220) — Presentation of Comprehensive Income. ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, it requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and will have presentation changes only. Early application by public entities is not permitted.

3.	NET REVENUES

	For the Six Months
	Ended June 30,
	2010	2011
	RMB	RMB

Online business
Online paid users	39,101,796	79,525,454
Wireless service	21,872,598	73,702,307
Online advertising	9,200,793	15,245,576
Copyright licensing	8,444,049	10,729,691
Others	1,803,431	5,501,618

	80,422,667	184,704,646
Offline business	66,972,542	126,727,045

Total net revenues	147,395,209	311,431,691

Certain subsidiaries of the Company started providing contents to the mobile operator pursuant to a pilot testing program in the second half of 2010, for which the revenue sharing agreements were entered into after successful completion of the testing in the second quarter of 2011. In July 2011, these subsidiaries received the billing statements from the mobile operator for the wireless services rendered by such subsidiaries during the second half of 2010 and January 2011 for a total amount of RMB10.8 million. As there was no evidence of an arrangement until the second quarter of 2011 and the Company did not have sufficient information for estimating any revenue during the pilot testing program, in accordance with its policy, such amount was recorded as revenue along with the related cost of sales (pertaining to revenue sharing arrangements with authors) in the second quarter of 2011.

4.	TAXATION

As a company incorporated in the Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiary established in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% for 2010 and 2011 on their assessable profit. No Hong Kong profit tax was provided as the Group did not have assessable profit that was earned in or derived from Hong Kong during the periods presented.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

For the periods presented, the Company’s subsidiaries and VIE subsidiaries in the PRC are subject to a unified income tax rate of 25%, except for Xuanting, which will gradually transit from the income tax rate of 18% to 25% from 2008 to 2012. As a result, the income tax rate for Xuanting is 22% and 24% for, 2010 and 2011 respectively.

Valuation allowances have been provided on the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2010 and June 30, 2011, valuation allowances of RMB27 million and RMB26 million were provided because it was more likely than not that the benefits of the deferred income taxes will not be realized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

5.	BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO CLOUDARY CORPORATION ORDINARY SHAREHOLDER

Basic and diluted net loss per ordinary share has been calculated in accordance with guidance issued by FASB on computation of earnings per share for the six months ended June 30, 2010 and 2011 as follows:

	For the Six Months
	Ended June 30,
	2010	2011
	RMB	RMB

Numerator:
Net loss attributable to Cloudary Corporation ordinary shareholders	(18,919,118)	(12,704,952)

Denominator:
Denominator for weighted-average ordinary shares outstanding for basic and diluted loss per share calculation	250,000,000	250,000,000

Basic and diluted loss per share attributable to Cloudary Corporation ordinary shareholders	(0.08)	(0.05)

For the six months ended June 30, 2011, the potentially dilutive Series A Preferred Shares were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

6.	ACCOUNTS RECEIVABLE

	December 31,	June 30,
	2010	2011
	RMB	RMB

Accounts receivable	43,099,380	126,290,674
Less: Allowance for doubtful accounts	(520,617)	(488,751)

	42,578,763	125,801,923

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

7.	INVENTORIES

Inventories consist of the following:

	December 31,	June 30,
	2010	2011

Raw materials	19,700,353	21,169,668
Work in progress	15,948,032	16,470,796
Finished goods	27,168,782	34,949,609
Inventory held with distributors on consignment	46,431,781	54,072,387

Inventories	109,248,948	126,662,460

Write down of inventories valuation RMB5.4 million and RMB10.1 million for the six months ended June 30, 2010 and 2011, respectively. The write-down results in a new cost basis for the related inventory and such new cost basis is carried forward until such inventory is sold or otherwise disposed, or assessed subsequently for further write-downs, if any. If and when the reserved inventories are sold, the Company credits the reserved inventories (which are being carried at the new cost basis) and debits the related amount in the cost of goods sold.

8.	INVESTMENT IN AFFILIATED COMPANIES

The following table includes the Group’s carrying amount and percentage ownership of the investments in equity investees accounted for under the equity method at June 30, 2011 and December 31, 2010:

	December 31,	June 30,
	2010	2011
	RMB	RMB	Percentage
			Ownership
			%

Beijing Jinjiang Networking Technology Co., Ltd. (“Jinjiang”)	12,839,179	14,987,181	50%
Zhejiang Huayun Digital Technology Co., Ltd. (“Huayun”)	—	6,099,969	61%

	12,839,179	21,087,150

The Group uses the equity method to account for the investment in Huayun, because the Group does not control the board of Huayun.

9.	PROPERTY AND EQUIPMENT

Property and equipment and its related accumulated depreciation as of December 31, 2010 and June 30, 2011 are as follows:

	December 31,	June 30,
	2010	2011
	RMB	RMB

Computer equipment	23,692,524	28,948,471
Leasehold improvements	2,916,258	3,660,356
Furniture and fixtures	1,892,849	2,053,386
Motor vehicles	399,085	399,085
Less: Accumulated depreciation	(9,047,181)	(11,979,754)

Net book value	19,853,535	23,081,544

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

Depreciation expense for the six months ended June 30, 2010 and 2011 was approximately RMB2.0 million and RMB 3.2 million, respectively.

10.	INTANGIBLE ASSETS

Intangible assets consist of copyrights purchased from the authors, website and software purchased from third parties, and intangible assets arising from business combinations. Gross carrying amount, accumulated amortization and net book value of the Company’s intangible assets as of December 31, 2010 and June 30, 2011 are as follows:

	December 31,	June 30,
	2010	2011
	RMB	RMB

Gross carrying amount:
Copyrights	74,863,819	92,635,380
Website	2,978,371	2,978,371
Software and others	1,598,791	2,602,848
Intangible assets arising from business combinations
— Brand name	40,983,142	40,983,142
— Writers contracts	16,520,000	16,520,000
— Copyrights	26,100,000	26,100,000
— Telecom relationship	2,660,000	2,660,000
— User lists	3,760,000	3,760,000
— Bookstore relationship	61,100,000	61,100,000

	230,564,123	249,339,741

Less: accumulated amortization
Copyrights	(52,033,381)	(63,248,474)
Website	(383,768)	(658,282)
Software and others	(49,495)	(246,525)
Intangible assets arising from business combinations
— Brand name	(10,918,672)	(11,718,866)
— Writers contracts	(2,319,753)	(3,787,777)
— Copyrights	(2,789,191)	(4,158,817)
— Telecom relationship	(243,513)	(379,665)
— User lists	(591,684)	(967,694)
— Bookstore relationship	(6,746,155)	(10,220,517)

	(76,075,612)	(95,386,617)

Net book value	154,488,511	153,953,124

Amortization expense for the six months ended June 30, 2010 and 2011 amounted to approximately RMB10.8 million and RMB19.3 million, respectively.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

11.	GOODWILL

The details in the carrying amount of goodwill from significant acquisitions are as follows:

	December 31,	June 30,
	2010	2011

Hong Xiu	4,491,407	4,491,407
Huawen	11,363,231	11,363,231
Rongshuxia	3,631,435	3,631,435
Wangwen Xueyue	25,571,731	25,571,731
Xiaoxiang Shuyuan	1,036,515	1,036,515
Tianfang Tingshu	1,446,429	1,446,429

Total	47,540,748	47,540,748

12.	OTHER LONG-TERM ASSETS

As of June 30, 2011, other long-term assets comprised mainly the unamortized compensation of RMB28.1 million (December 31, 2010: RMB33.4 million) for postcombination services as a result of the acquisitions of several entities in 2010. The compensation is charged into the expenses over the service periods of 3 to 5 years.

13.	OTHER PAYABLES AND ACCRUALS

	December 31,	June 30,
	2010	2011
	RMB	RMB

Advances from customers	19,818,126	17,645,957
Salary, bonus and welfare payable	9,578,201	9,593,054
Unpaid advertisement and promotion fee	1,354,655	3,952,904
Other tax payables	5,710,230	6,960,626
Acquisition related obligation	3,500,000	—
Unsettled sales rebates	743,636	4,300,455
Unpaid logistic fee	551,053	2,818,998
Unpaid professional service fee	80,000	1,862,400
Other payables	7,827,691	6,365,666

Total	49,163,592	53,500,060

14.	LONG-TERM BORROWINGS FROM RELATED PARTIES

	December 31,	June 30,
	2010	2011
	RMB	RMB

Borrowing from Shanda	36,569,312	35,713,460
Borrowing from a company under common control of Shanda	400,000,000	400,000,000

Total long-term borrowings	436,569,312	435,713,460

In June 2009, the Company obtained a borrowing of RMB300, 000,000 which is repayable in June 2012, from a company under common control of Shanda. The borrowing was interest-free and unsecured.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

In May 2010, the Company obtained a borrowing of US$4.8 million (equivalent to RMB31.1 million) which is repayable in May 2013, from Shanda. The borrowing was interest-free and unsecured.

In July 2010, the Company obtained a borrowing of US$0.7 million (equivalent to RMB4.6 million), which is repayable in July 2013, from Shanda. The borrowing was unsecured and carried an interest rate of 2.09% per annum.

In March 2010, the Company obtained a borrowing of RMB100, 000,000, which is repayable in March 2013, from a company under common control of Shanda, of which RMB89,714,800 was repaid in December 2010. The borrowing was interest-free and unsecured.

In December 2010, the Company obtained a borrowing of RMB89,714,800, which is repayable in December 2013, from a company under common control of Shanda. The borrowing was unsecured and carried an interest rate of 5.04% per annum.

15.	NON-CONTROLLING INTERESTS

Non-controlling interests include the common shares in the consolidated VIE subsidiaries. The balance is summarized as follows:

	December 31,	June 30,
	2010	2011
	RMB	RMB

Non-controlling interests in consolidated subsidiaries or VIE subsidiaries
Hong Xiu	3,849,279	4,340,470
Huawen Tianxia	23,875,566	21,568,952
Rongshuxia	1,451,794	(205,010)
Zhongzhi Bowen	45,809,445	45,465,631
Cuilong	7,489,263	5,707,392
Xiaoxiang Shuyuan	7,345,540	7,385,261
Jushi Wenhua	—	(427,822)
Xinjingdian	—	979,983

	89,820,887	84,814,857

The balance of redeemable non-controlling interests is summarized as follows:

	December 31,	June 30,
	2010	2011
	RMB	RMB

Tianfang Tingshu	3,134,086	2,567,031
Wangwen Xinyue	22,162,159	24,180,345

	25,296,245	26,747,376

16.	SHARE OPTION PLAN

Share-based compensation of Shanda

Shanda granted options in the ordinary shares of Shanda to the employees of the Company under its 2005 Equity Compensation plan. The options can be exercised within 10 years from the award date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

The share option activities related to the stock options granted by Shanda as of June 30, 2011 and changes during the period then ended is presented below:

Weighted
Average
		Weighted	Remaining	Aggregate
	Options	Average	Contractual	Intrinsic
	Outstanding	Exercise Price	Life	Value
		US$		US$

Outstanding at December 31, 2010	37,000	8.05	4.49	471,165

Granted	—	—
Transferred from Shanda	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at June 30, 2011	37,000	8.05	3.98	420,010

Vested and expected to vest at June 30, 2011	37,000	8.05	3.98	420,010

Vested and exercisable at June 30, 2011	34,500	8.05	3.98	420,010

Share-based compensation expense related to the stock options granted by Shanda amounted to RMB 326,698 and RMB 67,494 for the six months ended June 30, 2010 and 2011.

Share-based compensation of Shanda Games

2008 Equity Compensation Plan

In November 2008, Shanda Games Limited (“Shanda Games”) authorized an equity compensation plan (the “2008 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 44,000,000 ordinary shares. Under the Shanda Games’s 2008 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Shanda Games and/or its subsidiaries’ affiliates, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Shanda Games’s ordinary shares, equals to the excess of the fair market value of the Shanda Games’s ordinary shares, or (iii) other types of compensation based on the performance of the Shanda Games’s ordinary shares.

Shanda Games granted certain restricted shares to the Company’s employees under the 2008 Equity Compensation Plan in 2009. A summary of unvested restricted share activity as of June 30, 2011 is presented below:

		Weighted Average Grant-
Unvested Restricted Shares	Number of Shares	Date Fair Value
		US$

Unvested at December 31, 2010	115,917	6.11

Transferred to Shanda	(11,750)	6.25
Vested	—	—
Forfeited	—	—

Unvested at June 30, 2011	104,167	6.09

Expected to vest at June 30, 2011	104,167	6.09

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

As the Company and Shanda Games are under common control by Shanda, the Company accounts for the Restricted Shares granted by Shanda Games under the fair value method. The measurement date of the fair value of the Restricted Shares issued is the vesting date. Prior to the measurement date, the equity instruments are measured at their then-current fair value at each of the reporting date. Share-based expense will be recognized over the service period using the straight-line method, and will be adjusted to reflect changes in the fair value of the Company’s ordinary shares between the reporting periods up to the measurement date.

Share-based compensation expense related to the Restricted Share Award granted by Shanda Games under the 2008 Equity Compensation Plan amounted to RMB 152,731 and RMB 316,336 for the six months ended June 30, 2010 and 2011.

As of June 30, 2011, there was RMB1.5 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested restricted shares granted to the Company’s employees. This cost is expected to be recognized over a weighted average period of 3 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

Share-based compensation of the Company

2010 Equity Compensation Plan

In December 2010, the Company authorized a 2010 equity compensation plan (the “2010 Equity Compensation Plan”) that provides for the issuance of options to purchase up to 25,500,000 Class B ordinary shares.

In December 2010, the Company granted options to certain employees to purchase total 11,000,750 Class B ordinary shares under the Company’s 2010 Equity Compensation Plan at an exercise price of US$1.8 per share.

In January 2011, the Company granted options to certain employees of the Company and certain contracted writers who are the part-time employees of the Company to purchase a total of 4,946,600 ordinary shares under the Company’s 2010 Equity Compensation Plan at an exercise price of US$1.80 per share.

In January 2011, the Company granted options to certain employee of Shanda and other related companies to purchase a total of 4,382,000 ordinary shares under the Company’s 2010 Equity Compensation Plan at an exercise price of US$1.80 per share.

For certain employees of the Company, the options can be exercised within 6 years from the grant date. Pursuant to the 2010 Equity Compensation Plan, for each quarter during the four years beginning on the Performance Period Start Date through the four-year Performance Period, 1/16th of the options have the opportunity to be earned, including 1/4 of which can be earned subject to the participant’s continued employment with the Company, and up to 3/4 of which can be earned contingent on the achievement of different performance targets. These performance targets are related to the Company’s consolidated quarterly Revenue growth rate and quarterly Income growth rate, calculated against the the Company’s quarterly Revenue and Income of the corresponding quarter of the previous year and the Company’s historical highest consolidated quarterly Revenue and Income. On the date which is the date of the quarter earnings release for each of the fourth (4th), eighth (8th), twelfth (12th) and sixteenth (16th) quarter following the first quarter of the Performance Period (each a “Vesting Date”) , one hundred percent (100%) of the Earned Option Shares that the employee earned during the preceding quarters and have not vested shall vest and become exercisable; provided that the employee remain employed by the Company on such Vesting Date; provided further that no Vesting Date shall occur after the sixth (6th) anniversary of the Grant Date.

For the other employees of the Company and certain employees of Shanda and other related companies with options granted, the options can be exercised within 6 years from the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

For options granted to certain contracted writers who are the part-time employees of the Company, the options can be exercised within 6 years from the grant date. These awards vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement if these writers have complied with all of the stipulated service conditions by December 31 of such year.

For all the options granted, no Vested Option Shares shall become exercisable before the Initial Public Offering (“IPO”).

No share-based compensation expense was recorded in the six months ended June 30, 2011 on the stock options as the IPO performance condition is not considered probable until it occurs.

As of June 30, 2011, there was RMB 77.8 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested options granted by the Company to the Company’s employees. If an IPO or change in control had occurred as of June 30, 2011, compensation costs of RMB 18.3 million would be recognized immediately and the remaining costs would have been recognised over a remaining weighted average period of 2.3 years.

As of June 30, 2011, there was RMB 19.2 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to non-vested options granted by the Company to the employees of Shanda and other related companies. The options granted to the employees of Shanda and other related companies are measured at fair value at the grant date and that amount will be recognized as a dividend distributed to Shanda.

The Company’s share option activities as of June 30, 2011 and changes during the year are presented below:

			Weighted
			Average
		Weighted	Remaining
	Options	Average	Contractual
	Outstanding	Exercise Price	Life
		US$

Outstanding at December 31, 2010	11,000,750	1.8	5.9

Granted	9,328,600	1.8
Exercised	—	—
Forfeited	—	—
Expired	—	—

Outstanding at June 30, 2011	20,329,350	1.8	5.5

Vested and expected to vest at June 30, 2011	17,614,607	1.8	5.5

Vested and exercisable at June 30, 2011	—	—	—

The weighted average grant-date fair value of options granted as of January 27, 2010 was US$0.84. No options were vested during the period ended June 30, 2011.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

The fair value of each option granted for the six months ended June 30, 2011 is estimated on the date of grant using the Black-Scholes model that uses the assumption noted in the following table:

For the Period
Ended June 30,
2011

Risk-free interest rate(1)		1.80%-2.39%
Expected life (in years)(2)		3.5-5.1
Expected dividend yield(3)		—
Expected volatility(4)		55%-60%
Fair value per option at grant date	US$	0.79-US$0.89

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the rate of US$ China government bond yield in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of share options granted under the 2010 Equity and Performance Incentive Plan is developed giving consideration to vesting period, contractual term, share price, employee’s level within the organization and the expected volatility of the underlying share.

(3)	The company has no expectation of paying dividends on its common shares in future.

(4)	Expected volatility is estimated based on the historical data volatilities of the comparable companies in similar industry as at the valuation dates.

17.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2010 and 2011, significant related party transactions were as follows:

	For the Six Months Ended June 30,
	2010	2011
	RMB	RMB

Platform service fees and sales agent fees paid to companies under common control by Shanda	(5,998,154)	(5,648,836)
Other management fees paid to companies under common control by Shanda	—	(2,199,367)
Interest expense paid to companies under common control by Shanda	(865,121)	(2,285,932)
Rental fee paid to companies under common control by Shanda	—	(447,676)
Advertising revenue received from companies under common control by Shanda	7,386,840	378,839
Platform game revenue received from companies under common control by Shanda	1,614,837	4,122,650
Wireless revenue from companies under common control by Shanda(1)	793,687	—
Copyright licensing fees received from a company under common control by Shanda	—	918,362

(1)	The amount of wireless revenue earned by the Company from companies under common control of Shanda was waived off and was recorded as a distribution by the Company to Shanda.

	December 31,	June 30,
	2010	2011
	RMB	RMB

Accounts receivables due from companies under common control by Shanda	11,580,474	16,796,622

All amounts due from related parties were interest-free and had no fixed repayment terms.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

	December 31,	June 30,
	2010	2011
	RMB	RMB

Accounts payable due to companies under common control by Shanda	1,069,693	4,535,373

Other payables due to companies under common control by Shanda	16,422,586	16,560,815

Long-term borrowings from related parties	436,569,312	435,713,460

Payables to related parties were unsecured, interest-free and had no fixed repayment terms.

18.	SEGMENT REPORTING

As the Company generates its revenues primarily from customers in the PRC, no geographical information is presented. Substantially all the assets of the Group are in the PRC.

Summarized below are the net revenues, costs of revenues and gross profits with respect to each business segment.

	For the Six Months Ended June 30, 2011
	Online	Offline	Elimination	Total

Net revenues	186,926,194	126,727,045	(2,221,548)	311,431,691
Costs of revenues	(119,460,316)	(104,716,543)	2,043,679	(222,133,180)
Gross profit	67,465,878	22,010,502	(177,869)	89,298,511

	For the Six Months Ended June 30, 2010
	Online	Offline	Elimination	Total

Net revenues	82,157,859	66,972,542	(1,735,192)	147,395,209
Costs of revenues	(69,976,911)	(53,107,634)	1,735,192	(121,349,353)
Gross profit	12,180,948	13,864,908	—	26,045,856

19.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Company has entered into leasing arrangements relating to office premises and computer equipment that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of June 30, 2011 are as follows:

		Computer
	Office Premise	Equipment	Total
	RMB	RMB	RMB

Six months ended December 31, 2011	5,530,082	500,248	6,030,330
2012	7,245,711	251,683	7,497,394
2013	3,731,005	—	3,731,005

	16,506,798	751,931	17,258,729

Total rental expenses including server leasing rental and office rental were approximately RMB5.7 million and RMB9.9 million during the six months ended June 30, 2010 and 2011, and were charged to the statements of operations and comprehensive loss when incurred.

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

20.	FAIR VALUE MEASUREMENTS

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company’s financial instruments consist principally of cash and cash equivalent, short-term investments, accounts receivable, amounts due from/to related parties, prepayments and other current assets, investment in securities, contingent consideration in relation to the acquisition of Cuilong and Wangwen Xinyue, accounts payable, other payables and accruals and borrowings. As of December 31, 2010 and June 30, the carrying values of cash and cash equivalent, short-term investments, accounts receivable, amounts due from/to related parties, prepayments and other current assets, accounts payable, other payables and accruals approximated their fair values. The fair value of the long term borrowing from related parties as at June 30, 2011 is RMB 401.4 million.

On a recurring basis, the Company measures the investment in securities at fair value. Since the investment in securities does not have quoted price in active markets, they are valued using valuation model. Management is responsible for determining the fair value. The fair value of the investment in securities was determined based on Level 3 inputs, of which the investee company’s recent financing activities are significant to the overall fair value measurement.

On a recurring basis, the Company measures the contingent consideration in relation to the acquisition of Cuilong and Wangwen Xinyue at fair value. The Company measures the fair value of contingent consideration using the probability-weighted discounted cash flow model and unobservable inputs mainly including assumptions about expected future cash flows of Cuilong and Wangwen Xinyue.

As of December 31, 2010 and June 30, 2011, information about inputs for the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
	December 31,	Quoted Prices in	Significant	Significant
	2010	Active Markets for	Other Observable	Unobservable
	and June 30,	Identical Assets	Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)

Investment in securities	7,500,000	—	—	7,500,000
Contingent consideration receivable	5,678,571	—	—	5,678,571

A summary of changes in the fair value of the Level 3 investment in securities for the six months ended June 30, 2010 and 2011 were as follows, respectively:

At January 1, 2010	7,000,000

At June 30, 2010	7,000,000

At January 1, 2011	7,500,000

At June 30, 2011	7,500,000

A summary of changes in the fair value of the Level 3 investment in contingent consideration receivable for the six months ended June 30, 2011 was as follows:

At January 1, 2011	5,678,571

At June 30, 2011	5,678,571

CLOUDARY CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS — (Continued)

21.	SUBSEQUENT EVENTS

In late July, the Company invested US$1 million and acquired 7.54% equity interests in Byread Inc., a company focuses on mobile reading software, to enhance the availability and reading experience of its content for mobile users.

22.	UNAUDITED PRO FORMA BALANCE SHEET AND LOSS PER SHARE FOR CONVERSION OF SERIES A PREFERRED SHARES AND REPAYMENT OF LONG-TERM BORROWINGS

Each Series A Preferred Share is initially convertible into one class A ordinary share at any time after issuance, at the option of the holder. The holder intends to convert the Series A Preferred Shares into class A ordinary shares immediately following the completion of the IPO. Further, the Company intends to prepay all of its outstanding long term borrowings from related parties as of June 30, 2011 in the amount of RMB435,713,460 (equivalent to US$67,411,381) using the proceeds of the IPO. Accordingly, the Company has included the following pro forma financial information.

The unaudited pro-forma balance sheet as of June 30, 2011 presents an adjusted financial position as if the 3,916,393 shares of Series A-1 Preferred Shares and the 7,396,757 shares of Series A-2 Preferred Shares have been converted as of June 30, 2011, at the then conversion ratios of 1 for 1 for Series A Preferred Shares. Accordingly, the carrying value of the Series A-1 Preferred Shares and the Series A-2 Preferred Shares, in the amount of RMB51,399,262 and RMB97,416,537, respectively, was reclassified from Series A Preferred Shares to class A ordinary shares for such pro forma adjustment.

The unaudited pro-forma loss per share for the six months ended June 30, 2011 after giving effect to the conversion of the Series A Preferred Shares into class A ordinary shares as of January 1, 2011 at the conversion ratio of 1 for 1 and repayment of the long-term borrowings as of January 1, 2011 are as follows:

For the Six Months
Ended June 30, 2011
(Unaudited)

Numerator:
Net loss attributable to Cloudary Corporation’s ordinary shareholders	(12,704,952)

Pro-forma effect of the Series A Preferred Shares	3,341,566
Pro-forma effect of interest expense on long term borrowings	2,285,932
Pro-forma net loss attributable to Cloudary Corporation’s ordinary shareholders — Basic and diluted	(7,077,454)

Denominator:
Denominator for weighted-average ordinary shares outstanding for basic and diluted loss per share calculation	250,000,000
Pro-forma effect of Series A Preferred Shares	11,313,150
Pro-forma number of ordinary shares presumed to be used to repay the long term borrowings	—

Denominator for pro-forma basic and diluted calculation	—

Pro-forma basic and diluted income per share attributable to Cloudary Corporation’s ordinary shareholders	—

Using the mid-point of the estimated range of the IPO price which is US$      per ADS and each ADS representing           ordinary shares, the number of ordinary shares issued in the IPO presumed to be used to repay the long term borrowings from related parties are determined as          .

Cloudary Corporation

           American Depositary Shares

Representing           Class B Ordinary Shares

Goldman Sachs (Asia) L.L.C.

CICC

          , 2011.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, will provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty or fraud.

Under the form of indemnification agreements filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the securities listed below without registering the securities under the Securities Act. We believe that our issuances of our (i) Class A ordinary shares, (ii) Series A-1 preference shares, and (iii) Series A-2 preference shares were exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act because our securities qualify under “Category 1” of Rule 903 of Regulation S and (1) the issuances were made in offshore transactions, and (2) neither we nor any person acting on our behalf made any directed selling efforts in the United States.

	Date of Sale or	Number of	Consideration in		Securities Act
Purchaser	Issuance	Securities	U.S. dollars		Exemption

Ordinary Shares
Shanda Investment Holdings Limited*	September 2007	15,000,000	US$	15,000,000(1)	Regulation S
Series A-1 Preference Shares
Shanda Investment Holdings Limited	December 2010	3,916,393	US$	7,754,457	Regulation S
Series A-2 Preference Shares
Shanda Investment Holdings Limited	December 2010	7,396,757	US$	14,645,577	Regulation S
Class A Ordinary Shares
Shanda Interactive Entertainment Limited	November 2009	1	US$	0.01	Regulation S
Shanda Investment Holdings Limited	November 2010	249,999,999	US$	2,500,000	Regulation S

*	Known as Shanda Online Holdings Limited prior to November 5, 2008.

(1)	Ordinary shares of Cloudary Holdings Limited, which became our wholly owned subsidiary since 2009.

No underwriters were involved in any of these issuances.

Based on our 2010 Equity Compensation Plan, we granted options to purchase our Class B ordinary shares to certain of our directors, executive officers, consultants and employees and certain employees of our related companies in December 2010 and January 2011. As of the date of this prospectus, the aggregate number of Class B ordinary shares underlying our outstanding options is 20,329,350. See “Management — Equity Compensation Plan.” We believe that our issuances of options to purchase our Class B ordinary shares were exempt from registration under the Securities Act in reliance on Rule 701, which allows an issuer that is not at the time of grant subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and is not an investment company to make option grants pursuant to a written share option plan.

ITEM 8	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, People’s Republic of China, on August 24, 2011.

Cloudary Corporation

By:	/s/ Xiaoqiang Hou
Name:     Xiaoqiang Hou

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 24, 2011.

Signature		Title

/s/ Xiaoqiang Hou Name: Xiaoqiang Hou		Director, Chief Executive Officer (principal executive officer)

/s/ Xiaodong Liang Name: Xiaodong Liang		Chief Financial Officer (principal financial and accounting officer)

* Name: Tianqiao Chen		Chairman of Board of Directors

* Name: Qianqian Luo		Director

*By:	/s/ Xiaoqiang Hou Name: Xiaoqiang Hou Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Cloudary Corporation, has signed this registration statement or amendment thereto in Newark, Delaware, on August 24, 2011.

Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi
Title:     Managing Director

Cloudary Corporation

EXHIBIT INDEX

Exhibit Number		Description

1	.1*	Form of Underwriting Agreement
3	.1†	The Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2†	Form of the Third Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of this offering
4	.1*	Form of the Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4	.2*	Specimen Certificate for Class B Ordinary Shares
4	.3*	Form of Deposit Agreement among the Registrant, the Depositary and all Holders and Beneficial Owners of the American Depositary Shares issued thereunder
4	.4†	Series A-1 Preference Shares Subscription Agreement between Shanda Literature Corporation and Shanda Investment Holdings Limited dated December 6, 2010
4	.5†	Supplemental Agreement to Series A-1 Preference Shares Subscription Agreement between Shanda Literature Corporation and Shanda Investment Holdings Limited dated December 6, 2010
4	.6†	Series A-2 Preference Shares Subscription Agreement between Shanda Literature Corporation and Shanda Investment Holdings Limited dated December 6, 2010
4	.7†	Supplemental Agreement to Series A-2 Preference Shares Subscription Agreement between Shanda Literature Corporation and Shanda Investment Holdings Limited dated December 6, 2010
5	.1†	Form of opinion of Conyers Dill & Pearman regarding the validity of the Class B ordinary shares being registered
8	.1†	Form of opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
8	.2†	Form of Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters
8.3		Opinion of Zhong Lun Law Firm regarding certain PRC tax matters
10	.1†	2010 Equity Compensation Plan adopted as of November 15, 2010
10	.2†	Form of Indemnification Agreement with the Registrant’s Directors
10	.3†	Employment Agreement between the Registrant and Executive Officers of the Registrant**
10	.4†	Business Operation Agreement among Shengting Information Technology (Shanghai) Co., Ltd., Shanghai Hongwen Networking Technology Co., Ltd., Dongxu Wang and Mingfeng Chen dated March 18, 2011 (English translation)
10	.5†	Exclusive Technology Consulting and Service Framework Agreement between Shengting Information Technology (Shanghai) Co., Ltd. and Shanghai Hongwen Networking Technology Co., Ltd. dated March 18, 2011 (English translation)
10	.6†	Amended and Restated Exclusive Call Option Agreement among Shengting Information Technology (Shanghai), Shanghai Hongwen Networking Technology Co., Ltd., Dongxu Wang and Mingfeng Chen dated March 18, 2011 (English translation)
10	.7†	Amended and Restated Share Pledge Agreement among Shengting Information Technology (Shanghai) Co., Ltd., Dongxu Wang and Mingfeng Chen dated March 18, 2011 (English translation)
10	.8†	Amended and Restated Loan Agreement among Shengting Information Technology (Shanghai) Co., Ltd. and Dongxu Wang dated February 25, 2011 (English translation)
10	.9†	Amended and Restated Loan Agreement among Shengting Information Technology (Shanghai) Co., Ltd. and Mingfeng Chen dated February 25, 2011 (English translation)
10	.10†	Power of Attorney executed by Dongxu Wang in favor of Shengting Information Technology (Shanghai) Co., Ltd. dated March 18, 2011 (English translation)
10	.11†	Power of Attorney executed by Mingfeng Chen in favor of Shengting Information Technology (Shanghai) Co., Ltd. dated March 18, 2011 (English translation)

Exhibit Number		Description

10	.12†	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Literature Corporation dated April 2, 2010 (English translation)
10	.13†	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Literature Corporation dated April 26, 2010 (English translation)
10	.14†	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Literature Corporation dated June 15, 2010 (English translation)
10	.15†	Loan Agreement between Shanda Interactive Entertainment Limited and Shanda Literature Corporation dated June 30, 2010 (English translation)
10	.16†	Strategic Cooperation Agreement on Mobile Reading Business between China Mobile Group Zhejiang Co., Ltd. and Shanghai Xuanting Entertainment Information Technology Co., Ltd. dated March 4, 2010 (English translation)**
21	.1†	Subsidiaries of the Registrant
23.1		Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm
23	.2†	Consent of Conyers Dill & Pearman (included in Exhibits 5.1 and 8.1)
23	.3†	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)
23	.4†	Consent of Zhong Lun Law Firm (included in Exhibits 8.3 and 99.2)
23	.5†	Consent of Jin Koh Teoh, an independent director appointee
23.6		Consent of Lance Chen, an independent director appointee
24	.1†	Powers of Attorney
99	.1†	Code of Business Conduct and Ethics of the Registrant
99.2		Opinion of Zhong Lun Law Firm regarding certain PRC Law matters
99	.3†	Consent of iResearch
99	.4†	Consent of Openbook

†	Filed previously.

*	To be filed by amendment.

**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the Securities and Exchange Commission.